As filed with the Securities and Exchange Commission on March 27, 2017

Registration No. 333-216499

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Warrior Met Coal, LLC

to be converted as described herein into a corporation named

Warrior Met Coal, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1220	81-0706839
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

16243 Highway 216

Brookwood, AL 35444

(205) 554-6150

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Dale W. Boyles

Chief Financial Officer

Warrior Met Coal, LLC

16243 Highway 216

Brookwood, AL 35444

(205) 554-6150

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Rosa Testani Daniel Fisher Shar Ahmed Akin Gump Strauss Hauer & Feld LLP One Bryant Park Bank of America Tower New York, New York 10036 (212) 872-8115	Daniel Bursky Andrew Barkan Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer	☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$100,000,000	$11,590

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes the offering price of common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares.
(3)	Previously paid in connection with the filing of this Registration Statement on March 7, 2017.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Warrior Met Coal, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, Warrior Met Coal, LLC will be converted into a Delaware corporation pursuant to a statutory conversion, which we refer to as the “corporate conversion” and be renamed Warrior Met Coal, Inc. as described in the section “Corporate Conversion” of the accompanying prospectus. As a result of the corporate conversion, the members of Warrior Met Coal, LLC will become holders of shares of common stock of Warrior Met Coal, Inc. Except as disclosed in the accompanying prospectus, the audited financial statements and related notes thereto and selected consolidated and combined historical and pro forma financial data and other financial information included in this registration statement are those of Warrior Met Coal, LLC and its subsidiaries and its predecessor and do not give effect to the corporate conversion. Shares of common stock of Warrior Met Coal, Inc. are being offered by the accompanying prospectus.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell such securities and it is not soliciting an offer to buy such securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 27, 2017

            Shares

Warrior Met Coal, Inc.

Common Stock

This is the initial public offering of shares of common stock of Warrior Met Coal, Inc. All of the             shares of common stock are being offered by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the shares of common stock being sold in this offering.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $         and $         per share. We have been approved to list our common stock on the New York Stock Exchange under the symbol “HCC.”

The underwriters may also purchase up to         additional shares from the selling stockholders at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” on page 20.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about             , 2017.

Credit Suisse	Citigroup	Morgan Stanley

BMO Capital Markets	RBC Capital Markets

Apollo Global Securities	Clarksons Platou Securities	KKR

The date of this prospectus is             , 2017.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. The information in any free writing prospectus that we may provide to you in connection with this offering is accurate only as of the date of such free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Industry and Market Data

The data included in this prospectus regarding the metallurgical (“met”) coal industry, including descriptions of trends in the market, as well as our position within the industry, is based on a variety of sources,

i

including independent industry publications, government publications and other published independent sources, including Wood Mackenzie, the Energy and Minerals Field Institute and the World Coal Association, none of which are affiliated with us, as well as information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in our industry. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management’s knowledge and experience, we believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. See “Industry Overview” for additional information regarding the met coal industry.

Statements made by Wood Mackenzie included in this prospectus with respect to our competitive position in 2017 are based upon “Operating Margin” and “Total Cash Cost,” as each such term is defined by Wood Mackenzie. “Operating Margin” is defined by Wood Mackenzie as gross revenue less Total Cash Cost. “Total Cash Cost” is defined by Wood Mackenzie as the sum of the direct cash costs associated with the mining, processing and transport of the marketable product, general and administration overhead costs directly related to mine production and royalty, levies and other indirect taxes (excluding profit related taxes).

Coal Reserve Information

The estimates of our proven and probable reserves as of December 31, 2016 included in this prospectus (i) for our Mine No. 4 and Mine No. 7 were prepared by Marshall Miller & Associates, Inc., an independent mining and geological consulting firm (“Marshall Miller”), (ii) for our Blue Creek Energy Mine (as defined below) were prepared by Norwest Corporation, an independent international mining consulting firm (“Norwest”), and (iii) for our other mining properties described in this prospectus were prepared by McGehee Engineering Corp., an independent mining and geological consulting firm (“McGehee”). The estimates of our proven and probable reserves are based on engineering, economic and geologic data, coal ownership information and current and proposed mine plans. Our proven and probable coal reserves are reported as “recoverable coal reserves,” which is the portion of the coal that could be economically and legally extracted or produced at the time of the reserve determination, taking into account mining recovery and preparation plant yield. These estimates are periodically updated to reflect past coal production, new drilling information and other geologic or mining data. Acquisitions or dispositions of coal properties will also change these estimates. Changes in mining methods may increase or decrease the recovery basis for a coal seam, as will changes in preparation plant processes.

“Reserves” are defined by the Security and Exchange Commission’s (the “SEC”) Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

•	“Proven (Measured) Reserves.” Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	“Probable (Indicated) Reserves.” Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Please read “Business—Estimated Recoverable Coal Reserves” for additional information regarding our reserves.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined and consolidated Predecessor and Successor financial statements and the accompanying notes thereto and our unaudited pro forma condensed combined financial statements and the accompanying notes thereto included elsewhere in this prospectus.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will complete a corporate conversion pursuant to which Warrior Met Coal, LLC will be converted into a Delaware corporation and be renamed Warrior Met Coal, Inc. as described under “Corporate Conversion.” We refer to this transaction herein as the “corporate conversion.” Except as otherwise indicated or required by the context, all references in this prospectus to the “Company,” “we,” “us,” “our” or “Successor” relate to (1) Warrior Met Coal, LLC, a Delaware limited liability company, and its subsidiaries for periods beginning as of April 1, 2016 and ending immediately before the completion of our corporate conversion, and (2) Warrior Met Coal, Inc., a Delaware corporation, and its subsidiaries for periods beginning with the completion of our corporate conversion and thereafter. References in this prospectus to the “Predecessor” refer to the assets acquired and liabilities assumed by Warrior Met Coal, LLC from Walter Energy, Inc., a Delaware corporation (“Walter Energy”), in the Asset Acquisition on March 31, 2016, as further described below under “—Corporate History and Structure—Walter Energy Restructuring.” The Predecessor periods included in this prospectus begin as of January 1, 2015 and end as of March 31, 2016. References in this prospectus to “selling stockholders” refer to those entities identified as selling stockholders in “Principal and Selling Stockholders.” “Met coal,” “hard coking coal” or “coking coal” as used in this prospectus means metallurgical coal. We have provided definitions for some of the other industry terms used in this prospectus in the “Glossary of Selected Terms” included elsewhere in this prospectus as Appendix A.

Warrior Met Coal, Inc.

Our Business

We are a large scale, low-cost U.S.-based producer and exporter of premium met coal operating two highly productive underground mines in Alabama, Mine No. 4 and Mine No. 7, that have an estimated annual production capacity of 7.3 million metric tons of coal. According to Wood Mackenzie, in 2017, we are expected to be the largest seaborne met coal supplier in the Atlantic Basin, and a top ten supplier to the global seaborne met coal market. As of December 31, 2016, based on a reserve report prepared by Marshall Miller, our two operating mines had approximately 107.8 million metric tons of recoverable reserves and, based on a reserve report prepared by Norwest, our undeveloped Blue Creek Energy Mine (as discussed below) contained 103.0 million metric tons of recoverable reserves. The premium hard coking coal (“HCC”) we produce at Mine No. 4 and Mine No. 7 is of a similar quality to coal referred to as the “benchmark HCC” produced in Australia, which is used to set quarterly pricing for the met coal industry.

Our operations are high margin when compared to our competitors. According to Wood Mackenzie, in 2017 our overall operations are expected to be positioned in the first quartile (18th percentile) based on “Operating Margin” as defined by Wood Mackenzie, among mines operated by U.S. seaborne met coal exporters. In addition, according to Wood Mackenzie, in 2017 our overall operations are expected to be positioned in the second quartile (33rd percentile) based on Operating Margin, among all mines operating in the global seaborne met coal market.

We believe our high margin operations relative to our competitors are a direct result of a combination of factors, notably our (1) highly productive mining operations, (2) high-quality coal products, (3) close proximity and efficient access to the Port of Mobile, Alabama and (4) seaborne freight advantage to reaching our primary end markets:

•	We employ a highly efficient longwall mining method with development support from continuous miners at both of our operating mines. This mining method, together with a redesigned flexible mine plan developed and implemented around the time of the Asset Acquisition (as defined below), new logistics contracts and a new initial Collective Bargaining Agreement (“CBA”) with the United Mine Workers of America (“UMWA”), has enabled us to structurally reduce the operating costs at our Mine No. 4 and Mine No. 7, while also increasing our ability to adjust our cost structure with respect to the HCC benchmark price. We believe the step-down in costs and greater variability in our cost structure relative to Walter Energy equip our operations to endure adverse price environments and generate strong cash flows in favorable price environments.

•	Our HCC, mined from the Southern Appalachian portion of the Blue Creek coal seam, is characterized by low sulfur, low-to-medium ash, and low-to-medium volatility. These qualities make our coal ideally suited as a coking coal for the manufacture of steel. As a result of our high quality coal, our realized price has historically been in line with or at a slight discount to the HCC benchmark, which helps drive our high operating margins.

•	Our two operating mines are located approximately 300 miles from our export terminal at the Port of Mobile, Alabama, which we believe to be the shortest mine-to-port distance of any U.S.-based met coal producer. Our low cost, flexible and efficient rail and barge network underpins our cost advantage and dependable access to the seaborne markets. Furthermore, in the event of lower coal prices, we have a variable transportation cost structure that results in lower cash requirements.

•	We sell our coal to a diversified customer base of blast furnace steel producers, primarily located in Europe and South America. We enjoy a shipping time and distance advantage serving customers throughout the Atlantic Basin relative to competitors located in Australia and Western Canada.

To complement our highly efficient, low-cost operations, we have the ability to quickly adjust our production levels in response to market conditions. Our mine plan was redesigned and implemented around the time of the Asset Acquisition, allowing us to maximize profitability and operating cash flow. For example, we operated our mines at reduced levels in the early part of 2016 in response to weak met coal market conditions throughout the first nine months of 2016, during which we produced 2.2 million metric tons of met coal. During the fourth quarter of 2016, we commenced ramping up production in response to the increase in the HCC benchmark price, which resulted in us producing 3.1 million metric tons of met coal for the year ended December 31, 2016. During 2013, when the HCC quarterly benchmark price averaged $159 per metric ton, our two operating mines produced a combined 7.3 million metric tons, which we estimate equals our current capacity. We are increasing our production during 2017 and, given our favorable cost structure, generate significantly higher operating cash flow.

For the year ended December 31, 2015 and the nine months ended December 31, 2016, our coal operations:

•	generated sales of $514.3 million and $276.6 million, respectively; and

•	incurred cost of sales of $601.5 million and $244.7 million, respectively.

Our Competitive Strengths

We believe that we have the following competitive strengths:

Exposure to “pure play,” high quality met coal production. Unlike many other mining companies, substantially all of our revenue is derived from the sale of met coal in the global seaborne markets. All of our resources are allocated to the mining, transportation and marketing of met coal. The premium HCC we produce at Mine No. 4 and Mine No. 7 is of a similar quality to coal referred to as the “benchmark HCC” produced in Australia, which is used to set quarterly pricing for the met coal industry. Coal from Mine No. 7 is classified as a premium low-volatility HCC and coal from Mine No. 4 is classified as a premium mid-volatility HCC. The combination of low sulfur, low-to-medium ash, low-to-medium volatility, and other characteristics of our coal, as well as our ability to blend them, makes our HCC product an important component within our customers’ overall coking coal requirements. As a result, our realized price has historically been in line with or at a slight discount to the HCC benchmark. Our 2016 average realized price of 99% of the HCC benchmark is in significant contrast to other U.S. met coal producers, which we believe sell a relatively higher proportion of lower rank coals to domestic steel producers and achieved realized prices of approximately 80% to 90% of the HCC benchmark in 2016, based on data from public filings made by such other U.S. met coal producers, as adjusted based on mine-to-port transportation cost estimates from Wood Mackenzie.

Productive longwall mines with low operating costs. We employ a highly efficient longwall mining method with development support from continuous miners at both of our operating mines. This mining method, combined with a redesigned flexible mine plan implemented around the time of the Asset Acquisition allows us to adjust our production levels in response to market conditions to ensure maximum profitability and operating cash flow, throughout coal-pricing cycles. Around the time of the Asset Acquisition, we were able to structurally reduce the operating and logistical costs associated with Mine No. 4 and Mine No. 7. For the nine months ended December 31, 2016, our two operating mines had an average cash cost of sales free-on-board at the Port of Mobile of $82.84 per metric ton, compared to $112.96 per metric ton for the year ended December 31, 2015. Of note, we achieved this 26.7% reduction in cash cost of sales even though we are still in the process of ramping up production at Mine No. 4 and the second longwall within Mine No. 7. See “—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures—Cash Cost of Sales” for the definition of cash cost of sales and a reconciliation of cash cost of sales to our most directly comparable financial measure calculated and presented in accordance with GAAP. These cost reductions were driven in large part by structurally sustainable changes to our overall operations we implemented around the time of the Asset Acquisition, in particular our new flexible mine plan, new initial CBA with the UMWA, and reduced rail, barge and port costs. According to Wood Mackenzie, in 2017, our overall operations are expected to be positioned in the first quartile (18th percentile) based on Operating Margin, among mines operated by U.S. seaborne met coal exporters. In addition, according to Wood Mackenzie, in 2017, our overall operations are expected to be positioned in the second quartile (33rd percentile) based on Operating Margin among all mines operating in the global seaborne met coal market.

Largest seaborne met coal supplier based in the Atlantic Basin with diverse customer base and significant reserve base. According to Wood Mackenzie, in 2017, we are expected to be the largest seaborne supplier of met coal based in the Atlantic Basin. Our location provides us with a significant freight advantage in serving our European and South American customers relative to competitors located in Australia and Western Canada whose coal must be shipped significantly longer distances. This advantage results in a higher margin for our met coal. We have a diverse customer base and have supplied many of our top customers continuously over the last decade. Our ability to serve customers in the Atlantic Basin is supported, as of December 31, 2016, based on a reserve report prepared by Marshall Miller, by approximately 107.8 million metric tons of recoverable coal reserves at our two operating mines. Together, these reserves provide an implied mine life of approximately 15 years at our historical operating rates. We have additional significant embedded growth potential that can be developed at our operating mines and at our undeveloped Blue Creek Energy Mine in a supportive met coal pricing environment. In particular, our undeveloped Blue Creek Energy Mine in Tuscaloosa County, Alabama contains, based on a reserve report prepared by Norwest, an additional 103.0 million metric tons of high-quality met coal recoverable reserves. Management is evaluating the future development of this new mine.

Significant logistical advantage and secure infrastructure access to reach the seaborne market. Our two operating mines are located approximately 300 miles from our export terminal capacity in Mobile, Alabama and have multiple alternative transportation routes to move our coal to port. These alternatives include direct rail access at the mine sites and a wholly owned barge load-out facility, enabling us to utilize the lowest cost option between the two at any given point in time. Around the time of the Asset Acquisition, we successfully negotiated a reduction in rail, barge and port costs. In addition, we have a contract with the Port of Mobile, Alabama, that provides us up to 8.0 million metric tons of annual port capacity through July 2026 for our coal at very competitive rates. The total annual capacity of the McDuffie Coal Terminal at the Port of Mobile, Alabama is approximately 27.2 million metric tons and this coal terminal is presently utilized for all of our coal exports. Our proximity to port contrasts with the approximately 400-mile distances for major Central Appalachian met coal producers to access their nearest port, the Port of Hampton Roads, Virginia. Our proximity to port and the flexibility of our logistics networks underpin our logistical cost advantage compared to other U.S. met coal producers. According to Wood Mackenzie, our operating mines are expected to be in the first quartile (10th percentile) for transportation costs from mine to port in the United States in 2017, contributing to our competitive cost advantage relative to other U.S. exporters who collectively comprise the vast majority of met coal produced in the Atlantic Basin.

Strong leverage to met coal prices with strong operating cash flow generation. Our overall operations have robust operating margins, require modest sustaining capital expenditures and are expected to generate significant operating cash flows in a range of met coal price environments. We acquired our operations in the Asset Acquisition on a debt-free basis and with minimal legacy liabilities and, as a result, we have a strong balance sheet and currently have minimal interest expense. We expect our operating cash flows to benefit from a low effective tax rate, predominantly driven by significant net operating loss carryforwards (“NOLs”) that were acquired in connection with the Asset Acquisition.

Our new initial CBA, combined with our flexible rail, port and barge logistics and our royalty structure, results in a highly variable operating cost profile that allows our cash cost of sales to move with changes in the price we realize for our coal. Approximately two-thirds of our cash cost of sales relate to the cost of production at our mines, while the remaining one-third relates to our logistics costs from mine to port as well as royalties. Our logistics costs are structured to reduce cash requirements in lower HCC benchmark price environments and to increase cash requirements within a range with higher HCC benchmark prices. Our royalties are calculated as a percentage of the price we realize and therefore increase or decrease with changes in the HCC benchmark. Our new initial CBA includes a variable element that pays bonus incentives and hourly wage increases tied to HCC benchmark prices. In addition, we can adjust our usage of continuous miner units in response to HCC benchmark pricing. Continuous miner units develop panels for mining by longwall units and operate at a higher cost than longwall units. By running additional continuous miner units in higher met coal price environments, we are able to develop extra panels (also known as “float”) that will enable us to idle continuous miner units in lower met coal price environments, while continuing to run our lower cost longwall units. Our variable cost structure dramatically lowers our cash cost of sales if our realized price falls, while being effectively capped in higher price environments allowing us to generate significant operating cash flow. The following table presents our illustrative run rate cash cost of sales free-on-board at the Port of Mobile:

HCC benchmark ($ per metric ton)	$100	$120	$150	$175	$200
Illustrative cash cost of sales (free-on-board port) ($ per metric ton)	$80	$92	$97	$101	$104

Dynamic mine plan allows flexibility to quickly adjust production. Our lean organization and dynamic mine plan allow us to quickly ramp up or ramp down production in response to market conditions with minimal one-time costs associated with the change in production levels. During the year ended December 31, 2016, when the HCC benchmark averaged $114.25 per metric ton but had a low of $81 per metric ton in the first quarter of 2016, we produced 3.1 million metric tons of met coal compared to 4.9 million metric tons for the year ended

December 31, 2015, when the HCC benchmark averaged $102.13 per metric ton (with a low of $89 per metric ton in the fourth quarter of 2015). Similarly, in the fourth quarter of 2016, in response to the substantial increase in met coal prices, we rapidly restarted our Mine No. 4 and ramped up production at the second longwall within Mine No. 7 to increase our production rates. Our production in the fourth quarter of 2016 was 0.9 million metric tons, when the HCC benchmark was $200 per metric ton versus 0.6 million metric tons in the fourth quarter of 2015, when the HCC benchmark was $89 per metric ton. On an annual basis, we believe we can ramp up production to 7.3 million metric tons, which was our historical high production level set in 2013.

Highly experienced leadership team with proven commitment to safety and operational excellence. Our Chief Executive Officer (“CEO”), Walter J. Scheller, III, is the former CEO of Walter Energy and has six years of direct experience managing Mine No. 4 and Mine No. 7, and over 30 years of experience in longwall coal mining. Furthermore, following the Asset Acquisition, we hired several key personnel with extensive direct operational experience in met coal longwall mining, including our Chief Operating Officer, Jack Richardson, and our Chairman, Stephen D. Williams. We have a strong record of operating safe mines and are committed to environmental excellence. Our dedication to safety is at the core of all of our overall operations as we work to further reduce workplace incidents by focusing on policy awareness and accident prevention. Our continued emphasis on enhancing our safety performance has resulted in zero fatal incidents as well as non-fatal days lost incidence rates of 3.73 at Mine No. 4 and 3.27 at Mine No. 7 for the year ended December 31, 2016, which are considerably lower than the 2016 national average incident rate for all underground coal mines in the United States of 4.99 non-fatal days lost per site.

Our Business Strategies

Our objective is to increase stockholder value through our continued focus on asset optimization and cost management to drive profitability and cash flow generation. Our key strategies to achieve this objective are described below:

Maximize profitable production. In the year ended December 31, 2016, we produced 3.1 million metric tons of met coal, predominantly from Mine No. 7, as we temporarily idled our Mine No. 4 in early 2016. We have the flexibility in our new initial CBA to increase annual production with relatively modest incremental capital expenditures. We operated at an annual combined production level of 7.3 million metric tons from Mine No. 4 and Mine No. 7 as recently as 2013. Based on our management’s operational experience, we are confident in our ability to produce at or close to this capacity in a safe and efficient manner, and with a comparable cost profile to our current costs, should market conditions warrant.

Maintain and further improve our low-cost operating cost profile. While we have already achieved significant structural cost reductions at our two operating mines around the time of the Asset Acquisition, we see further opportunities to reduce our costs over time. Our new initial CBA with the UMWA has been structured to support these ongoing cost optimization initiatives. For example, in our new initial CBA, we have additional flexibility in our operating days and alternative work schedules that were previously optional and more expensive under the Walter Energy collective bargaining agreement. All contractually guaranteed wage increases and bonus incentives are tied to HCC benchmark prices. Additionally, the new initial CBA enables us to contract out work under certain circumstances. We believe this type of structural incentive provision and workforce flexibility in the new initial CBA is helpful to further align our organization with operational excellence and to increase the proportion of our costs that vary in response to changes in the HCC benchmark price.

Broaden our marketing reach and potentially increase the realized prices we achieve for our coal. We have implemented a strategy to improve both our sales and marketing focus, with a goal of achieving better pricing relative to the HCC benchmark price, which includes: (i) using a combination of benchmark and index pricing with our contract customers; (ii) opportunistic selling into the spot met coal market; and (iii) selected instances of entering into longer term fixed price contracts. Each of these elements is intended to further embed our coal product among a broader group of steel customers. Traditionally, we have predominantly marketed our coal to European and South American buyers. However, we expect to increase our focus on Asian customers, in particular, Japanese steel mills, some of which have expressed a desire to diversify their supply of premium HCC away from Australian coals. In the near term, our target geographic customer mix is 60% in Europe, 30% in South America and 10% in Asia. We have an arrangement with Xcoal Energy & Resource (“Xcoal”) to serve as Xcoal’s exclusive and strategic partner for exports of low volatility HCC. Under this arrangement, Xcoal takes title to and markets coal that we would historically have sold on the spot market, in an amount of up to 10% of our sales. While the volumes being sold through this arrangement with Xcoal are relatively limited, we are positioned to potentially benefit from Xcoal’s expertise and relationships across all coal that we sell. To that end, we also have an incentive-based arrangement with Xcoal to cover other tonnage, in the event Xcoal is able to offer us a higher realized price relative to the HCC benchmark than we have previously achieved.

Rigorously evaluate our organic and inorganic growth pipeline, including the high-quality Blue Creek Energy Mine. We are continuously analyzing new opportunities to expand our business, but would require any mine openings or asset acquisitions to be highly strategic and additive to our existing high-quality met coal portfolio and result in a strong balance sheet on a pro forma basis. In particular, we own the undeveloped Blue Creek Energy Mine, which, based on a reserve report prepared by Norwest, had 103.0 million metric tons of high quality met coal recoverable reserves as of December 31, 2016. We believe that the Blue Creek Energy Mine is a large block of high quality coal reserves that could support a new longwall operation with a mine life of greater than 30 years. As such, management is evaluating additional leases for this site as well as considering approving additional engineering work to further evaluate this opportunity. Should we decide to develop it in the future, we expect that the Blue Creek Energy Mine would significantly increase our annual production.

Met Coal Industry Overview

Met coal or coking coal is an essential ingredient in the production of steel using blast furnaces. According to Wood Mackenzie, approximately 74.2% of the world’s steel production in 2016, or 1,211 million metric tons, was estimated to be manufactured using blast furnaces. Three major types of met coal are produced globally with varying characteristics: HCC, semi soft coking coal (“SSCC”) and pulverized coal for injection (“PCI”). Unlike SSCC and PCI, HCC currently has no substitutes and must be used in the production of steel by the blast furnace method. Furthermore, the physical properties of individual HCC seams have a significant impact on their suitability and value in use for blast furnace steel production. In particular, HCC that exhibits low volatile matter and limited swell is required for blending with coal containing less desirable qualities.

Global steel production is estimated to be 1,633 million metric tons in 2016, which is a 0.4% increase from 2015 and a 6.0% increase from 2011. Future growth in global steel demand and production will be largely driven by infrastructure investment and urbanization in developing markets, particularly China and India which are expected to account for 50.0% and 5.9% of global steel production in 2016, respectively, according to Wood Mackenzie. Global steel consumption and production will also be impacted by infrastructure improvement in developed countries, in particular the United States. Steel production in the United States was 78.4 million metric tons in 2016, representing a 0.6% decrease from 2015 and an 11.6% decrease from recent peak production in 2012. Approximately 33.4% of 2016 steel production in the United States, or 26.2 million metric tons, was manufactured using blast furnaces. Further, Wood Mackenzie forecasts global steel production to grow from current levels to 1,693 million metric tons in 2020, a 3.7% increase.

Met coal, and in particular HCC, is a scarce commodity with large scale mineable deposits limited to specific geographic regions located in the Eastern United States, Western Canada, Eastern Australia, Russia, China, Mozambique and Mongolia. Collectively, these countries are expected to represent 95.7% of global met coal production in 2016 according to Wood Mackenzie. Global met coal production is estimated to be 1,070 million metric tons in 2016, of which only 597 million metric tons, or 55.8%, was classified as HCC, according to Wood Mackenzie. Of this amount, Wood Mackenzie estimates that 192 million metric tons of HCC were traded on the seaborne market. Costs of production for met coal are driven by mine fundamentals and input costs such as labor, fuel and local currency. As mines age, mining costs tend to rise, driven by deeper open cut operations with higher strip ratios and greater distance from shafts and ramps to production areas underground. According to Wood Mackenzie, “Total Cash Cost” (as defined by Wood Mackenzie) of met coal production in Australia has risen by an estimated 15% from 2009 to 2017, when measured in local currency. In recent years, many producers responded to low prices by taking action to reduce costs and capital expenditures. As evidenced by recent mine closures, we believe that many producers will be unable to maintain costs at that level due to deferral of investment in aging equipment and infrastructure, and therefore we expect the marginal cost of production to increase over time.

Met coal trades in a global seaborne market and in domestic markets in areas of China and the United States where coal mines are located closer to regional suppliers than ocean ports. According to Wood Mackenzie, seaborne trade of met coal is expected to be 278 million metric tons in 2016. The United States is an important met coal supplier to the seaborne export market, and is the second largest supplier behind Australia. For 2016, Wood Mackenzie estimates these two countries were responsible for 11.7% and 66.6% of global seaborne met coal exports, respectively.

Over the last several years, significant oversupply in the market depressed prices, resulting in mine closures and production curtailments. The United States, with a relatively larger number of high-cost mines, experienced significant contraction in met coal production, from 82.9 million metric tons of production in 2012 to an expected 54.8 million metric tons in 2016, a 33.9% reduction.

Prices for met coal are generally set in the seaborne market, primarily driven by Japanese and Chinese import demand and Australian supply. Chinese import demand depends in part on Chinese steel production and domestic coal production. Of note, China is the largest met coal producer and consumer in the world, consuming over 99% of its 2016 production of 663 million metric tons of met coal domestically. However, due to the lower quality coal that is produced domestically and the distance of Chinese mines relative to the location of coastal steel mills, according to Wood Mackenzie, the Chinese domestic met coal market has a structural need for at least 30 million metric tons of premium benchmark quality HCC. Wood Mackenzie believes that this shortfall will be filled predominantly through the seaborne market, providing sustained demand support in the global seaborne market for premium quality HCC.

A quarterly benchmark HCC price is set between major Australian suppliers and major Japanese steel mill customers, and that price serves as a reference for most met coal, with adjustments for quality differences; there is also a spot market in which smaller volumes transact. Met coal prices have been highly volatile in the last decade due to seaborne supply disruptions, and more recently Chinese restrictions on domestic coal production. In 2008, benchmark coking coal prices reached $298 per metric ton in response to flooding in Australia’s producing regions, falling to $129 per metric ton in 2009. In 2011, benchmark prices reached $330 per metric ton as a result of flooding in Australia, falling back to $81 per metric ton five years later in early 2016.

In response to lower prices in 2015 and the first nine months of 2016, higher cost producers decreased or discontinued production, and we believe that they have been unable to respond quickly to higher prices due to the significant financial and regulatory burden associated with mine reopening, particularly in the United States. Additionally, Australian and Canadian mines are operating near capacity and would require significant capital investment to materially increase output. The lack of supply response was evident in late 2016, when in response to Chinese policy action, industry consolidation, and flooding in Chinese producing regions, the market saw a significant tightening in the global seaborne supply and demand balance, resulting in a corresponding increase in prices, with prices in the spot market increasing above $300 per metric ton in late 2016 and the first quarter 2017 benchmark contract price being set at $285 per metric ton. As of March 21, 2017, the spot market price was $153.30 per metric ton.

Some of the factors that caused the recent rise in spot market pricing to above $300 per metric ton have eased, resulting in a decline in spot market prices to $153.30 per metric ton as of March 21, 2017. We believe this decline has been driven by (i) the temporary relaxation by the Chinese government of policies that were aimed to reduce domestic coal production and (ii) the resumption of production at Australian mines that had faced supply disruptions. Notwithstanding the recent pullback, spot market prices remain more than approximately 89% higher than the first quarter 2016 benchmark HCC settlement price of $81 per metric ton. The second quarter 2017 benchmark is expected to be set in late March 2017.

Over the long term, price levels between supply shock-induced spikes have been influenced by the marginal cost of production, which we expect to rise in coming years. According to Wood Mackenzie, in 2017, the Total Cash Cost of production for a mine at the 90th percentile of the global seaborne met coal cost curve is expected to be $93.34 per metric ton.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 20. These risks include, but are not limited to:

•	Our business may suffer as a result of a substantial or extended decline in met coal pricing, demand and other factors beyond our control, which could negatively affect our operating results and cash flows.

•	Met coal mining involves many hazards and operating risks and is dependent upon many factors and conditions beyond our control, which may cause our profitability and our financial position to decline.

•	Significant competition, as well as changes in foreign markets or economics, could harm our sales, profitability and cash flows.

•	Extensive environmental, health and safety laws and regulations impose significant costs on our operations and future regulations could increase those costs, limit our ability to produce or adversely affect the demand for our products.

Recent Developments

On             , 2017, our board of managers declared a cash distribution payable to holders of our Class A Units, Class B Units and Class C Units as of             , 2017, resulting in distributions to such holders in the aggregate amount of $190.0 million (the “Special Distribution”). The Special Distribution will be funded with available cash on hand and will be paid on             , 2017. The Special Distribution will not apply to the shares of common stock to be sold in this offering.

On March 24, 2017, we entered into Amendment No. 2 (the “Second Amendment”) to our Asset-Based Revolving Credit Agreement, dated as of April 1, 2016, by and among the Company and certain of its subsidiaries, as borrowers, the guarantors party thereto, Citibank, N.A., as administrative agent, and the other lenders party thereto (as amended, the “ABL Facility”) to modify certain terms relating to the restricted payment covenant, which provides the Company with improved flexibility to pay dividends, including the Special Distribution.

Corporate History and Structure

Walter Energy Restructuring

Warrior Met Coal, LLC was formed on September 3, 2015 by certain lenders under Walter Energy’s 2011 Credit Agreement, dated as of April 1, 2011 (the “2011 Credit Agreement”), and the noteholders under Walter

Energy’s 9.50% Senior Secured Notes due 2019 (such lenders and noteholders, collectively, “Walter Energy’s First Lien Lenders”) in connection with the acquisition by the Company of certain core assets of Walter Energy and certain of its wholly owned subsidiaries (the “Walter Energy Debtors”) related to their Alabama mining operations. The acquisition was accomplished through a credit bid of the first lien obligations of the Walter Energy Debtors pursuant to section 363 of the U.S. Bankruptcy Code and an order by the Bankruptcy Court (I) Approving the Sale of the Acquired Assets Free and Clear of Claims, Liens, Interests and Encumbrances; (II) Approving the Assumption and Assignment of Certain Executory Contracts and Unexpired Leases; and (III) Granting Related Relief (Case No. 15-02741, Docket No. 1584) (the “Sale Order” and the transactions contemplated thereunder, the “Asset Acquisition”). Prior to the closing of the Asset Acquisition, the Company had no operations and nominal assets. The Asset Acquisition closed on March 31, 2016.

Upon closing of the Asset Acquisition and in exchange for a portion of the outstanding first lien obligations of the Walter Energy Debtors, Walter Energy’s First Lien Lenders were entitled to receive, on a pro rata basis, a distribution of Class A Units in Warrior Met Coal, LLC. As of the date of this prospectus, there continue to be certain unfunded revolving loans under the 2011 Credit Agreement in the form of outstanding undrawn letters of credit arising under the first lien obligations of the Walter Energy Debtors. To the extent such letters of credit are drawn, including following the closing of this offering, the revolving lenders are entitled to an additional distribution of our equity interests. The maximum amount of equity that could be distributed on account of outstanding, but undrawn, letters of credit is less than 0.1% of our outstanding equity before giving effect to this offering.

In connection with the Asset Acquisition, we conducted rights offerings to Walter Energy’s First Lien Lenders and certain qualified unsecured creditors to purchase newly issued Class B Units of Warrior Met Coal, LLC, which diluted the Class A Units on a pro rata basis (the “Rights Offerings”). Proceeds from the Rights Offerings were used to pay certain costs associated with the Asset Acquisition and for general working capital purposes.

The transactions described above are collectively referred to as the “Walter Energy Restructuring.”

Post-IPO Corporate Structure

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will complete a corporate conversion pursuant to which Warrior Met Coal, LLC will be converted into a Delaware corporation and be renamed Warrior Met Coal, Inc. as described under “Corporate Conversion.”

Upon completion of the corporate conversion and this offering, investment funds managed, advised or sub-advised by Apollo Global Management LLC (“Apollo”) or its affiliates (such funds, the “Apollo Funds”) will own approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full), investment funds managed, advised or sub-advised by GSO Capital Partners LP (“GSO”) or its affiliates (such funds, the “GSO Funds”) will own approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full), investment funds managed, advised or sub-advised by KKR & Co. L.L.P. (“KKR”) or its affiliates (such funds, the “KKR Funds”) will own approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full), and investment funds managed, advised or sub-advised by Franklin Mutual Advisers, LLC (“Franklin Mutual”) or its affiliates (such funds, the “Franklin Funds” and, together with the Apollo Funds, the GSO Funds and the KKR Funds, the “Principal Stockholders”) will own approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full). In addition, members of our management team will own an approximate aggregate     % interest in us.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company” as defined in The Jumpstart our Business Startups Act (the “JOBS Act”). For as long as a company is deemed to be an emerging growth company, it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations included in an initial public offering registration statement;

•	an exemption to provide less than five years of selected financial data in an initial public offering registration statement;

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about the company’s executive compensation arrangements.

An emerging growth company is also exempt from Section 404(b) of The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires that the independent registered public accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of internal control over financial reporting, and from Sections 14A(a) and (b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require stockholder approval of executive compensation and golden parachutes.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur upon the earliest of:

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the last day of the fiscal year in which we have more than $1 billion in annual revenue;

•	the date on which we issue more than $1 billion in non-convertible debt securities over a three-year period; or

•	as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

For more information, please see “Risk Factors—For so long as we are an “emerging growth company” we will not be required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

Our Offices

Our principal executive offices are located at 16243 Highway 216, Brookwood, Alabama 35444, and our telephone number at that address is (205) 554-6150. Our website address is www.warriormetcoal.com. Information contained on our website is not incorporated by reference herein and does not constitute part of this prospectus.

The Offering

Common stock to be sold in this

offering	shares ( percent of shares outstanding)

Total common stock outstanding

before and after this offering	shares

Over-allotment option	The underwriters have an option to acquire a maximum of additional shares from the selling stockholders as described in “Underwriting” to cover over-allotments of shares. We will not receive any of the proceeds from the shares of common stock sold pursuant to the over-allotment option.

Use of proceeds	We will not receive any proceeds from the sale of our common stock in this offering. All of the proceeds from this offering will be received by the selling stockholders. See “Use of Proceeds.”

Dividend policy	While we have not made any cash distribution since our inception, our board of managers declared the Special Distribution on , 2017, which is payable to the holders of our Class A Units, Class B Units and Class C Units. The Special Distribution will be made on , 2017 and therefore not apply to the shares of our common stock to be sold in this offering. See “Dividend Policy.”

After completion of this offering, we may pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends on our common stock is limited by covenants in our ABL Facility, and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” and “Description of Certain Indebtedness.”

NYSE listing symbol	We have been approved to list our shares of common stock on the New York Stock Exchange (the “NYSE“) under the symbol “HCC.”

Risk factors	You should carefully read and consider the information beginning on page 20 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

Unless otherwise indicated, all references to the number and percentage of shares of common stock outstanding and percentage ownership information are based on the shares of common stock to be outstanding following the corporate conversion assuming the following:

•

the conversion of Warrior Met Coal, LLC from a Delaware limited liability company to a Delaware corporation prior to the effective date of the registration statement of which this prospectus forms a part

and, in connection therewith, the automatic conversion of                 Class B Units of Warrior Met Coal, LLC into                 Class A Units of Warrior Met Coal, LLC upon termination of the additional capital commitment, as discussed under “Corporate Conversion,” followed by the conversion of the                 then outstanding Class A Units and Class C Units of Warrior Met Coal, LLC into an aggregate of                 shares of common stock of Warrior Met Coal, Inc., assuming the corporate conversion occurred on                 , 2017;

•	there is no exercise of the underwriters’ option to purchase up to additional shares of our common stock to cover over-allotments, if any; and

•	the number of shares of common stock excludes approximately shares of our common stock reserved for issuance under our equity award plan for our employees and directors.

Summary Consolidated and Combined Historical and Pro Forma Financial Data

The following tables set forth our summary consolidated and combined historical and pro forma financial data as of and for each of the periods indicated. The summary consolidated historical financial data as of December 31, 2016 and for the nine months ended December 31, 2016 is derived from the audited consolidated financial statements of the Successor included elsewhere in this prospectus. The summary combined historical financial data as of December 31, 2015 and for the three months ended March 31, 2016 and the year ended December 31, 2015 is derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The term “Successor” refers to (1) Warrior Met Coal, LLC and its subsidiaries for periods beginning as of April 1, 2016 and ending immediately before the completion of our corporate conversion and (2) Warrior Met Coal, Inc. and its subsidiaries for periods beginning with the completion of our corporate conversion and thereafter. The term “Predecessor” refers to the assets acquired and liabilities assumed by Warrior Met Coal, LLC from Walter Energy in the Asset Acquisition on March 31, 2016. The Predecessor periods included in this prospectus begin as of January 1, 2015 and end as of March 31, 2016.

The summary unaudited pro forma statement of operations data for the year ended December 31, 2016 is derived from the unaudited pro forma condensed combined statement of operations included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 assumes that the Asset Acquisition, this offering and the Special Distribution (collectively, the “Transactions”) occurred as of January 1, 2015. The summary unaudited pro forma balance sheet data as of December 31, 2016 assumes that the declaration of the Special Distribution occurred as of December 31, 2016. The summary unaudited pro forma financial data is based upon available information and certain assumptions that management believes are factually supportable, are reasonable under the circumstances and are directly related to the Transactions. The summary unaudited pro forma financial data is provided for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been if these transactions had occurred at any other date, and such data does not purport to project our results of operations for any future period.

You should read this summary consolidated and combined historical and pro forma financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated and Combined Historical and Pro Forma Financial Data,” the unaudited pro forma condensed combined statements of operations and the audited financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results of operations, financial position and cash flows.

	Historical			Pro Forma
	Successor	Predecessor		Predecessor/ Successor
	For the nine months ended December 31, 2016(1)	For the three months ended March 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2016
		(in thousands, except per unit, per share and per metric ton data)
Statements of Operations Data:
Revenues:
Sales	$276,560	$65,154	$514,334	$341,714
Other revenues	21,074	6,229	30,399	27,303

Total revenues	297,634	71,383	544,733	369,017

Costs and expenses:
Cost of sales (exclusive of items shown separately below)	244,723	72,297	601,545	315,563
Cost of other revenues (exclusive of items shown separately below)	19,367	4,698	27,442	24,065
Depreciation and depletion	47,413	28,958	123,633	58,950
Selling, general and administrative	20,507	9,008	38,922	29,515
Other postretirement benefits	—	6,160	30,899	—
Restructuring costs	—	3,418	13,832	3,418
Asset impairment charges	—	—	27,986	—
Transaction and other costs	13,568	—	—	—

Total costs and expenses	345,578	124,539	864,259	431,511

Operating loss	(47,944)	(53,156)	(319,526)	(62,494)
Interest expense, net	(1,711)	(16,562)	(51,077)	(2,243)
Gain on extinguishment of debt	—	—	26,968	—
Reorganization items, net	—	7,920	(7,735)	—

Loss before income taxes	(49,655)	(61,798)	(351,370)	(64,737)
Income tax expense (benefit)	18	18	(40,789)	36

Net loss	$(49,673)	$(61,816)	$(310,581)	$(64,773)

Net loss per unit—basic and diluted	$(13.15)
Weighted average units outstanding—basic and diluted	3,777
Supplemental pro forma net loss per share—basic and diluted(2)	$
Supplemental pro forma weighted average shares outstanding—basic and diluted(2)

Statements of Cash Flow Data:
Cash provided by (used in):
Operating activities	$(9,187)	$(40,698)	$(131,818)
Investing activities	$(30,884)	$(5,422)	$(64,249)
Financing activities	$192,727	$(6,240)	$(147,145)

Other Financial Data:
Depreciation and depletion	$47,413	$28,958	$123,633	$58,950
Capital expenditures(3)	$11,531	$5,422	$64,971
Adjusted EBITDA(4)	$50,089	$(9,048)	$(145,805)	$48,428

Sales Data:
Metric tons sold	2,391	777	5,121	3,168
Average selling price per metric ton	$115.67	$83.85	$100.44	$107.86
Cash cost of sales (free-on-board port) per metric ton(5)	$82.84	$69.74	$112.96	$79.17

	Pro Forma(6)	Historical
	Successor	Successor	Predecessor
	December 31, 2016	December 31, 2016	December 31, 2015
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$150,045	$150,045	$79,762
Working capital(7)	$36,137	$226,137	$129,558
Mineral interests, net	$143,231	$143,231	$5,295
Property, plant and equipment, net	$496,959	$496,959	$567,594
Total assets	$947,631	$947,631	$802,137
Long-term debt(8)	$3,725	$3,725	$—
Total liabilities not subject to compromise	$384,664	$194,664	$126,720
Total members’ equity and parent net investment	$562,967	$752,967	$(820,861)

(1)	For the three months ended December 31, 2016, (i) the average HCC quarterly benchmark price per metric ton was $200.00, (ii) our average realized price per metric ton was $169.47, (iii) metric tons sold were 0.9 million, (iv) our revenues were $153.5 million, (v) our Adjusted EBITDA, a non-GAAP financial measure, was $51.3 million, (vi) our cash cost of sales, a non-GAAP financial measure, per metric ton were $88.41 and (vii) our capital expenditures were $3.1 million. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures—Adjusted EBITDA.” For a definition of cash cost of sales and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures—Cash Cost of Sales.”
(2)	We present certain per share data on a supplemental pro forma basis to the extent that the proceeds from this offering will be deemed to be used to fund the Special Distribution of $190.0 million. For further information on the supplemental pro forma per share data, see Note 26 to our audited financial statements included elsewhere in this prospectus.
(3)	Capital expenditures consist of the purchases of property, plant and equipment.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures—Adjusted EBITDA.”
(5)	Cash cost of sales is a non-GAAP financial measure. For a definition of cash cost of sales and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures—Cash Cost of Sales.”
(6)	Reflects the declaration of the Special Distribution. See Note 26 to our audited financial statements appearing elsewhere in this prospectus for information regarding this unaudited pro forma balance sheet data.
(7)	Working capital consists of current assets less current liabilities.
(8)	Represents a security agreement and the long-term portion of a promissory note assumed in the Asset Acquisition. The agreement was entered into for the purchase of underground mining equipment. The promissory note matures on March 31, 2019, has a fixed interest rate of 4.00% per annum and is secured by the underground mining equipment it was used to purchase.

Non-GAAP Financial Measures

Cash Cost of Sales

Cash cost of sales is based on reported cost of sales and includes items such as freight, royalties, manpower, fuel and other similar production and sales cost items, and may be adjusted for other items that, pursuant to accounting principles generally accepted in the United States (“GAAP”), are classified in the Statements of Operations as costs other than cost of sales, but relate directly to the costs incurred to produce met coal and sell it free-on-board at the Port of Mobile. Our cash cost of sales per metric ton is calculated as cash cost of sales divided by the metric tons sold.

Cash costs of sales is a financial measure that is not calculated in conformity with GAAP and should be considered supplemental to, and not as a substitute or superior to, financial measures calculated in conformity with GAAP. We believe that this non-GAAP financial measure provides additional insight into our operating performance, and reflects how management analyzes our operating performance and compares that performance against other companies on a consistent basis for purposes of business decision making by excluding the impact of certain items that management does not believe are indicative of our core operating performance. We believe that cash costs of sales presents a useful measure of our controllable costs and our operational results by including all costs incurred to produce met coal and sell it free-on-board at the Port of Mobile. Period-to-period comparisons of cash cost of sales are intended to help our management identify and assess additional trends potentially impacting our Company that may not be shown solely by period-to-period comparisons of cost of sales. In addition, we believe that cash costs of sales is a useful measure as some investors and analysts use it to compare us against other companies. However, cash cost of sales may not be comparable to similarly titled measures used by other entities.

The following table presents a reconciliation of cost of sales to cash costs of sales (in thousands):

	Historical			Pro Forma
	Successor	Predecessor		Predecessor/ Successor
	For the nine months ended December 31, 2016(3)	For the three months ended March 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2016
Cost of sales	$244,723	$72,297	$601,545	$315,563
Mine No. 4 idle costs(1)	(8,726)	(10,173)	—	(18,899)
VEBA contribution(2)	(25,000)	—	—	(25,000)
Other (operating overhead, etc.)	(12,922)	(7,936)	(23,077)	(20,858)

Cash cost of sales	$198,075	$54,188	$578,468	$250,806

(1)	Represents idle costs incurred, such as electricity, insurance and maintenance labor. This mine was idled in early 2016.
(2)	We entered into a new initial CBA with the UMWA pursuant to which we agreed to contribute $25.0 million to a Voluntary Employees’ Beneficiary Association (“VEBA”) trust formed and administered by the UMWA.
(3)	The following table presents a reconciliation of cost of sales to cash cost of sales for the three months ended December 31, 2016 (in thousands):

Successor
For the three months ended December 31, 2016
Cost of sales	$85,960
Other (operating overhead, etc.)	(9,474)

Cash cost of sales	$76,486

Adjusted EBITDA

Adjusted EBITDA is defined as net loss before net interest expense, income tax expense (benefit), depreciation and depletion, net reorganization items, gain on extinguishment of debt, restructuring costs, asset impairment charges, transaction and other costs, Mine No. 4 idle costs, VEBA contributions, non-cash stock compensation expense and non-cash asset retirement obligation accretion.

Adjusted EBITDA is a financial measure that is not calculated in conformity with GAAP and should be considered supplemental to, and not as a substitute or superior to, financial measures calculated in conformity with GAAP. We believe that this non-GAAP financial measure provides additional insights into our operating performance, and it reflects how management analyzes our operating performance and compares that performance against other companies on a consistent basis for purposes of business decision making by excluding the impact of certain items that management does not believe are indicative of our core operating performance. We believe Adjusted EBITDA assists management in comparing performance across periods, planning and forecasting future business operations and helping determine levels of operating and capital investments. Period-to-period comparisons of Adjusted EBITDA are intended to help our management identify and assess additional trends potentially impacting our Company that may not be shown solely by period-to-period comparisons of net loss. We also utilize Adjusted EBITDA in certain calculations under our ABL Facility and for purposes of determining executive compensation. In addition, we believe that Adjusted EBITDA is a useful measure as some investors and analysts use Adjusted EBITDA to compare us against other companies. However, Adjusted EBITDA may not be comparable to similarly titled measures used by other entities.

The following table presents a reconciliation of net loss to Adjusted EBITDA (in thousands):

	Historical			Pro Forma
	Successor	Predecessor		Predecessor/ Successor
	For the nine months ended December 31, 2016(10)	For the three months ended March 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2016
Net loss	$(49,673)	$(61,816)	$(310,581)	$(64,773)
Interest expense, net	1,711	16,562	51,077	2,243
Income tax expense (benefit)	18	18	(40,789)	36
Depreciation and depletion	47,413	28,958	123,633	58,950
Reorganization items, net(1)	—	(7,920)	7,735	—
Gain on extinguishment of debt(2)	—	—	(26,968)	—
Restructuring costs(3)	—	3,418	13,832	3,418
Asset impairment charges(4)	—	—	27,986	—
Transaction and other costs(5)	13,568	—	—	—
Mine No. 4 idle costs(6)	8,726	10,173	—	18,899
VEBA contribution(7)	25,000	—	—	25,000
Stock compensation expense(8)	509	390	4,034	899
Asset retirement obligation accretion(9)	2,817	1,169	4,236	3,756

Adjusted EBITDA	$50,089	$(9,048)	$(145,805)	$48,428

(1)	Represents expenses and income directly associated with the Predecessor’s Chapter 11 Cases (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).
(2)	Represents a portion of the gain on extinguishment of debt that was attributed to the Predecessor.
(3)	Represents cost and expenses in connection with workforce reductions at Mine No. 4 and Mine No. 7 and corporate headquarters.
(4)	Represents asset impairment charges associated with the Blue Creek Energy Mine, which was impaired during the fourth quarter of 2015.
(5)	Represents costs incurred by the Company in connection with the Asset Acquisition and this offering.
(6)	Represents idle costs incurred, such as electricity, insurance and maintenance labor. This mine was idled in early 2016.

(7)	We entered into a new initial CBA with the UMWA pursuant to which we agreed to contribute $25.0 million to a VEBA trust formed and administered by the UMWA.
(8)	Represents non-cash stock compensation expense associated with equity awards.
(9)	Represents non-cash accretion expense associated with our asset retirement obligations.
(10)	The following table presents a reconciliation of net income to Adjusted EBITDA for the three months ended December 31, 2016 (in thousands):

Successor
For the three months ended December 31, 2016
Net income	$29,869
Interest expense, net	583
Income tax expense	18
Depreciation and depletion	16,422
Transaction and other costs(a)	3,093
Stock compensation expense(b)	384
Asset retirement obligation accretion(c)	939

Adjusted EBITDA	$51,308

(a)	Represents costs incurred by the Company in connection with the Asset Acquisition and this offering.
(b)	Represents non-cash stock compensation expense associated with equity awards.
(c)	Represents non-cash accretion expense associated with our asset retirement obligations.

RISK FACTORS

Investing in our common stock involves substantial risks. You should carefully consider each of the following risks and all of the other information set forth in this prospectus before making an investment decision regarding our common stock. Any of the risk factors described herein could significantly and adversely affect our business prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Related to Our Business

We were formed for the purpose of purchasing and operating the core assets of Walter Energy’s Alabama mining operations pursuant to section 363 of the U.S. Bankruptcy Code and an order by the Bankruptcy Court and have a limited operating history.

The Asset Acquisition was consummated on March 31, 2016. Therefore, we have a limited performance record and operating history on a standalone basis, and, as a result, limited historical financial information upon which you can evaluate our operating performance, ability to implement and achieve our business strategy or ability to pay dividends, if any, in the future. We cannot assure you that we will be successful in implementing our business strategies or achieving our business objective.

Deterioration in global economic conditions as they relate to the steelmaking industry, as well as generally unfavorable global economic, financial and business conditions, may adversely affect our business, results of operations and cash flows.

Demand for met coal depends on domestic and foreign steel demand. As a result, if economic conditions in the global steelmaking industry deteriorate as they have in past years, the demand for met coal may decrease. In addition, the global financial markets have been experiencing volatility and disruption over the last several years. These markets have experienced, among other things, volatility in security prices, commodities and currencies, diminished liquidity and credit availability, rating downgrades and declining valuations of certain investments. Weaknesses in global economic conditions have had an adverse effect and could have a material adverse effect on the demand for our met coal and, in turn, on our sales, pricing and profitability.

If met coal prices drop to or below levels experienced in 2015 and the first half of 2016 for a prolonged period or if there are further downturns in economic conditions, particularly in developing countries such as China and India, our business, financial condition or results of operations could be adversely affected. While we are focused on cost control and operational efficiencies, there can be no assurance that these actions, or any others we may take, will be sufficient in response to challenging economic and financial conditions. In addition, the recent increase in met coal prices may not be sustainable.

Our business may suffer as a result of a substantial or extended decline in met coal pricing or the failure of any recovery or stabilization of met coal prices to endure, as well as any substantial or extended decline in the demand for met coal and other factors beyond our control, which could negatively affect our operating results and cash flows.

Our profitability depends on the prices at which we sell our met coal, which are largely dependent on prevailing market prices. Market prices for met coal have been low in recent periods and the failure of any price recovery or stabilization to endure will negatively affect our operating cash flows. We have experienced significant price fluctuations in our met coal business, and we expect that such fluctuations will continue. For example, in the first quarter of 2016, the benchmark HCC settlement price fell to $81 per metric ton, while in late 2016 spot market prices passed $300 per metric ton with a first quarter 2017 benchmark HCC settlement price of $285 per metric ton. More recently, the spot market price as of March 21, 2017 was $153.30. Pricing in the global seaborne market is typically negotiated quarterly; however, increasingly the market is moving towards shorter term pricing models, including index-based pricing. Demand for, and therefore the price of, met coal is driven by a variety of factors, including, but not limited to, the following:

•	the domestic and foreign supply and demand for met coal;

•	the quantity and quality of met coal available from competitors;

•	the demand for and price of steel;

•	adverse weather, climatic and other natural conditions, including natural disasters;

•	domestic and foreign economic conditions, including slowdowns in domestic and foreign economies and financial markets;

•	global and regional political events;

•	domestic and foreign legislative, regulatory and judicial developments, environmental regulatory changes and changes in energy policy and energy conservation measures that could adversely affect the met coal industry; and

•	capacity, reliability, availability and cost of transportation and port facilities, and the proximity of available met coal to such transportation and port facilities.

The met coal industry also faces concerns with respect to oversupply from time to time, which could materially adversely affect our financial condition and results of operations. In addition, reductions in the demand for met coal caused by reduced steel production by our customers, increases in the use of substitutes for steel (such as aluminum, composites or plastics) or less expensive substitutes for met coal and the use of steelmaking technologies that use less or no met coal can significantly adversely affect our financial results and impede growth. Our natural gas business is also subject to adverse changes in pricing due to, among other factors, changes in demand and competition from alternative energy sources.

Our customers are continually evaluating alternative steel production technologies which may reduce demand for our product.

Our product is primarily used as HCC for blast furnace steel producers. High-quality HCC commands a significant price premium over other forms of coal because of its value in use in blast furnaces for steel production. High-quality HCC is a scarce commodity and has specific physical and chemical properties which are necessary for efficient blast furnace operation. Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact. If competitive technologies emerge or are increasingly utilized that use other materials in place of our product or that diminish the required amount of our product, such as electric arc furnaces or pulverized coal injection processes, demand and price for our met coal might fall. Many of these alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high-quality HCC. While conventional blast furnace technology has been the most economic large-scale steel production technology for a number of years, and while emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive technologies not reliant on HCC could emerge which could reduce demand and price premiums for HCC.

The failure of our customers to honor or renew contracts could adversely affect our business.

A significant portion of the sales of our met coal is to customers with whom we have had a relationship for a long period of time. Typically, our customer contracts are for an annual term or evergreen in nature. The success of our business depends on our ability to retain our current customers, renew our existing customer contracts and solicit new customers. Our ability to do so generally depends on a variety of factors, including the quality and price of our products, our ability to market these products effectively, our ability to deliver on a timely basis and the level of competition that we face. If our customers do not honor contract commitments, or if they terminate agreements or exercise force majeure provisions allowing for the temporary suspension of performance and we are unable to replace the contract, our revenues will be materially and adversely affected. Changes in the met coal industry may cause some of our customers not to renew, extend or enter into new met coal supply agreements or to enter into agreements to purchase fewer metric tons of met coal or on different terms than in the past.

Our met coal supply agreements typically contain force majeure provisions allowing the parties to temporarily suspend performance during specified events beyond their control. Most of our met coal supply agreements also contain provisions requiring us to deliver met coal that satisfies certain quality specifications, such as volatile content, sulfur content, ash content and moisture levels. In addition, many of our met coal supply agreements provide that we price our product on a quarterly basis. These quarterly price agreements are based upon the prevailing benchmark pricing at the time. Some of our annual met coal contracts have shifted to be indexed priced, where prices are determined on or before shipment by averaging the leading spot indexes reported in the market. A significantly lower price could adversely affect our profitability.

Our ability to collect payments from our customers could be impaired and, as a result, our financial position could be materially and adversely affected if their creditworthiness deteriorates, if they declare bankruptcy, or if they fail to honor their contracts with us.

Our ability to receive payment for met coal sold and delivered depends on the continued creditworthiness and financial stability of our customers. If we determine that a customer is not creditworthy or if a customer declares bankruptcy, we may not be required to deliver met coal sold under the customer’s sales contract. If this occurs, we may decide to sell the customer’s met coal on the spot market, which may be at prices lower than the contracted price, or we may be unable to sell the met coal at all. In addition, if customers refuse to accept shipments of our met coal for which they have an existing contractual obligation, our revenues will decrease and we may have to reduce production at our mines until our customers’ contractual obligations are honored. Further, competition with other met coal suppliers could cause us to extend credit to customers on terms that could increase the risk of payment default. Our inability to collect payment from counterparties to our sales contracts may materially adversely affect our business, financial condition, results of operations and cash flows.

A significant reduction of, or loss of, purchases by our largest customers could materially adversely affect our profitability.

For the nine months ended December 31, 2016, we derived approximately 58% of our total sales revenues from our five largest customers. There are inherent risks whenever a significant percentage of total revenues are concentrated with a limited number of customers, and it is not possible for us to predict the future level of demand for our met coal that will be generated by our largest customers. We expect to renew, extend or enter into new supply agreements with these and other customers; however, we may be unsuccessful in obtaining such agreements with these customers and these customers may discontinue purchasing met coal from us, reduce the quantity of met coal that they have historically purchased from us or pressure us to reduce the prices that we charge for our met coal due to market, economic or competitive conditions. If any of our major customers were to significantly reduce the quantities of met coal they purchase from us and we are unable to replace these customers with new customers (or we fail to obtain new, additional customers), or if we are otherwise unable to sell met coal to those customers on terms as favorable to us as the terms under our current agreements, our profitability could suffer significantly.

Substantially all of our revenues are derived from the sale of met coal. This lack of diversification of our business could adversely affect our financial condition, results of operations and cash flows.

We rely on the met coal production from our two active met coal mines for substantially all of our revenues. For the nine months ended December 31, 2016 and the year ended December 31, 2015, revenues from the sale of met coal accounted for approximately 92.9% and 94.4%, respectively, of our total revenues. As noted above, demand for met coal depends on domestic and foreign steel demand. At times, the pricing and availability of steel can be volatile due to numerous factors beyond our control. When steel prices are lower, the prices that we charge steelmaking customers for our met coal may decline, which could adversely affect our financial condition, results of operations and cash flows. Since we are heavily dependent on the steelmaking industry, adverse economic conditions in this industry, even in the presence of otherwise favorable economic conditions in the broader coal industry, could have a significantly greater impact on our financial condition and results of operations than if our business were more diversified. In addition, our lack of diversification may make us more susceptible to such adverse economic conditions than our competitors with more diversified operations and/or asset portfolios, such as those that produce thermal coal in addition to met coal.

All of our mining operations are located in Alabama, making us vulnerable to risks associated with having our production concentrated in one geographic area.

All of our mining operations are geographically concentrated in Alabama. As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions in production caused by significant governmental regulation, transportation capacity constraints, constraints on the availability of required equipment, facilities, personnel or services, curtailment of production, extreme weather conditions, natural disasters or interruption of transportation or other events that impact Alabama or its surrounding areas. If any of these factors were to impact Alabama more than other met coal producing regions, our business, financial condition, results of operations and cash flows will be adversely affected relative to other mining companies with operations in unaffected regions or that have a more geographically diversified asset portfolio.

Met coal mining involves many hazards and operating risks, and is dependent upon many factors and conditions beyond our control, which may cause our profitability and financial position to decline.

Our mining operations, including our preparation and transportation infrastructure, are subject to inherent hazards and operating risks that could disrupt operations, decrease production and increase the cost of mining for varying lengths of time. Specifically, underground mining and related processing activities present risks of injury to persons and damage to property and equipment. In addition, met coal mining is dependent upon a number of conditions beyond our control that can disrupt operations and/or affect our costs and production schedules at particular mines. These risks, hazards and conditions include, but are not limited to:

•	variations in geological conditions, such as the thickness of the met coal seam and amount of rock embedded in the met coal deposit and variations in rock and other natural materials overlying the met coal deposit, that could affect the stability of the roof and the side walls of the mine;

•	mining, process and equipment or mechanical failures, unexpected maintenance problems and delays in moving longwall equipment;

•	adverse weather and natural disasters, such as heavy rains or snow, forest fires, flooding and other natural events, including seismic activities, ground failures, rock bursts or structural cave-ins or slides, affecting our operations or transportation to our customers;

•	railroad delays or derailments;

•	environmental hazards, such as subsidence and excess water ingress;

•	delays and difficulties in acquiring, maintaining or renewing necessary permits or mining rights;

•	availability of adequate skilled employees and other labor relations matters;

•	security breaches or terroristic acts;

•	unexpected mine accidents, including rock-falls and explosions caused by the ignition of met coal dust, natural gas or other explosive sources at our mine sites or fires caused by the spontaneous combustion of met coal or similar mining accidents;

•	competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as natural gas extraction or oil and gas development; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

These risks and conditions could result in damage to or the destruction of our mineral properties, equipment or production facilities, personal injury or death, environmental damage, delays in mining, regulatory investigations, actions and penalties, repair and remediation costs, monetary losses and legal liability. In addition, a significant mine accident could potentially cause a suspension of operations or a complete mine shutdown. Our insurance coverage may not be available or sufficient to fully cover claims that may arise from these risks and conditions.

We have also seen adverse geological conditions in the mines, such as variations in met coal seam thickness, variations in the competency and make-up of the roof strata, fault-related discontinuities in the met coal seam and the potential for ingress of excessive amounts of natural gas or water. Such adverse conditions may increase our cost of sales and reduce our profitability, and may cause us to decide to close a mine. Any of these risks or conditions could have a negative impact on our financial condition, results of operations and cash flows.

In addition, if any of the foregoing changes, conditions or events occurs and is not excusable as a force majeure event, any resulting failure on our part to deliver met coal to the purchaser under our contracts could result in economic penalties, suspension or cancellation of shipments or ultimately termination of the agreement, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The historical and pro forma financial information that we have included in this prospectus may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The combined financial statements of our Predecessor and unaudited pro forma financial information that we have included in this prospectus have been presented, in part, on a combined basis and include the historical accounts of the acquired assets and liabilities assumed which were carved out from Walter Energy’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of the Predecessor and include allocations of expenses on the basis of the Predecessor’s relative headcount and total assets to that of Walter Energy. As a result, our historical and pro forma financial statements may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been an independent, stand-alone entity during the periods presented or those that we will achieve in the future.

We have made certain assumptions with respect to the preparation of the pro forma financial information. Such assumptions may not prove to be accurate and, accordingly, the Company’s pro forma financial information may not be indicative of what its results of operations or financial condition actually would have been as an independent public company nor be a reliable indicator of what its results of operations and financial condition actually may be in the future. We urge you to carefully consider the basis on which the historical and pro forma financial information included herein was prepared and presented. For additional information, see “Selected Consolidated and Combined Historical and Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and related notes thereto included elsewhere in this prospectus.

If we fail to implement our business strategies successfully, our financial performance could be harmed.

Our future financial performance and success are dependent in large part upon our ability to successfully implement our business strategies described in “Prospectus Summary—Our Business Strategies.” We may not be able to implement our business strategies successfully or achieve the anticipated benefits. If we are unable to do so, our long-term growth, profitability and ability to service any debt we incur in the future may be materially adversely affected. Even if we are able to implement some or all of the key elements of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all. Implementation of our business strategies, including any decision to develop our Blue Creek Energy Mine (as defined below), could also be affected by a number of factors beyond our control, such as global economic conditions, met coal prices, domestic and foreign steel demand, and environmental, health and safety laws and regulations.

A key element of our business strategy involves increasing production at our existing mines and the potential expansion into our Blue Creek Energy Mine recoverable reserves in a cost efficient manner should market conditions warrant such expansion. As we expand our business activities, there will be additional demands on our financial, technical, operational and management resources. These aspects of our strategy are subject to numerous risks and uncertainties, including:

•	an inability to retain or hire experienced crews and other personnel and other labor relations matters;

•	a lack of customer demand for our mined met coal;

•	an inability to secure necessary equipment, raw materials or engineering in a timely manner to successfully execute our expansion plans;

•	unanticipated delays that could limit or defer the production or expansion of our mining activities and jeopardize our long term relationships with our existing customers and adversely affect our ability to obtain new customers for our mined met coal; and

•	a lack of available cash or access to sufficient debt or equity financing for investment in our expansion.

We may not achieve our targeted operating metrics.

As discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected 2017 Targeted Operating Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures,” a number of our targeted operating metrics for 2017 are higher than our 2016 results, including with regard to metric tons sold, cost of sales per metric ton and capital expenditures. These targeted operating metrics represent our targets and are not projections or forecasts of our performance for the year ending December 31, 2017, any quarterly period in the year ending December 31, 2017 or any other future period and should not be relied upon as any indication or representation that such targeted operating metrics can be or will be achieved by us in any future period. In addition, we also present illustrative run rate cash cost of sales free-on-board at the Port of Mobile under various pricing scenarios. The targeted operating metrics are forward-looking and, along with our run rate cash cost of sales, subject to significant uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control and are based upon assumptions with respect to future decisions and circumstances, including, for example, management’s assumptions with respect to commodity price fluctuations, which are subject to change. Actual results may vary from these metrics and such variations may be material. See “Cautionary Note Regarding Forward-Looking Statements.”

Our business is subject to inherent risks, some for which we maintain third party insurance. We may incur losses and be subject to liability claims that could have a material adverse effect on our financial condition, results of operations or cash flows.

We maintain insurance policies that provide limited coverage for some, but not all, potential risks and liabilities associated with our business. We may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, certain environmental, contamination and pollution risks generally are not fully insurable. Even where insurance coverage applies, insurers may contest their obligations to make payments. Our financial condition, results of operations and cash flows could be materially and adversely affected by losses and liabilities from uninsured or under-insured events, as well as by delays in the payment of insurance proceeds, or the failure by insurers to make payments.

We also may incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provision for our workers’ compensation and black lung liabilities, or we are pursued for applicable sanctions, costs and liabilities, our operations and profitability could be adversely affected. Certain of our subsidiaries are responsible for medical and disability benefits for black lung disease under federal law and are insured beginning April 1, 2016 for claims made by or on behalf of any of our employees. As a result of our limited operating history as a stand-alone company, the Department of Labor required us to provide insurance coverage rather than be self-insured for these obligations for a minimum of three years from March 31, 2016.

We are responsible for medical and disability benefits for black lung disease under federal law. We assumed certain historical self-insured back lung liabilities of Walter Energy and its subsidiaries incurred prior to April 1, 2016 in connection with the Asset Acquisition. We are self-insured for these black lung liabilities and have posted certain collateral with Department of Labor as described below. Changes in the estimated claims to be paid or changes in the amount of collateral required by the Department of Labor may have a greater impact on our profitability and cash flows in the future.

We are responsible for medical and disability benefits for black lung disease under the Federal Coal Mine Health and Safety Act of 1969, the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) and the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977 (together, the “Black Lung Benefits Act”), each as amended, and are self-insured for black lung related claims asserted by or on behalf of former employees of Walter Energy and its subsidiaries as assumed in the Asset Acquisition for the period prior to April 1, 2016. We perform an annual actuarial evaluation of the overall black lung liabilities as of each December 31st. The calculation is performed using assumptions regarding rates of successful claims, discount factors, benefit increases and mortality rates, among others. If the number of or severity of successful claims increases, or we are required to accrue or pay additional amounts because the successful claims prove to be more severe than our original assessment, our operating results and cash flows could be negatively impacted. Our self-insurance program for these legacy liabilities is unique to the industry and was specifically negotiated with the Department of Labor requiring us to post $17.5 million in Treasury bills as collateral in addition to maintaining a black lung trust of $4.2 million that was acquired in the Asset Acquisition. For additional information see “Business—Environmental and Regulatory Matters—Workers’ Compensation and Black Lung.” Our estimated total black lung liabilities as of December 31, 2016 were $28.7 million. In future years, the Department of Labor could require us to increase the amount of the collateral which could negatively impact our cash flows.

Defects in title of any real property or leasehold interests in our properties or associated met coal reserves could limit our ability to mine or develop these properties or result in significant unanticipated costs.

All of our mining operations are conducted on properties owned or leased by us. Our right to mine our met coal reserves may be materially adversely affected by defects in title or boundaries or if our property interests are subject to superior property rights of third parties. We do not have title insurance for any of our real property or leasehold interests and, as part of the Asset Acquisition, we did not independently verify title to our leased properties or associated met coal reserves. Any challenge to our title or leasehold interests could delay the mining of the property, result in the loss of some or all of our interest in the property or met coal reserves and increase our costs. In order to conduct our mining operations on properties where these defects exist, we may incur unanticipated costs perfecting title. In addition, if we mine or conduct our operations on property that we do not own or lease, we could incur civil damages or liabilities for such mining operations and be subject to conversion, negligence, trespass, regulatory sanction and penalties. Some leases have minimum production requirements or require us to commence mining operations in a specified term to retain the lease. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

We face uncertainties in estimating our proven and probable met coal reserves, and inaccuracies in our estimates of our met coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable met coal reserves. Reserve estimates are based on a number of sources of information, including engineering, geological, mining and property control maps and data, our operational experience of historical production from similar areas with similar conditions and assumptions governing future pricing and operational costs. We update our estimates of the quantity and quality of proven and probable met coal reserves at least annually to reflect the production of met coal from the reserves, updated geological models and mining recovery data, the tonnage contained in new lease areas acquired and estimated costs of production and sales prices. There are numerous factors and assumptions inherent in estimating met coal quantities, qualities and costs to mine, including many factors beyond our control, such as the following:

•	geological and mining conditions, including faults in the met coal seam;

•	historical production from the area compared with production from other producing areas;

•	the percentage of met coal ultimately recoverable;

•	the assumed effects of regulations and taxes and other payments to governmental agencies;

•	our ability to obtain, maintain and renew all required permits;

•	future improvements in mining technology;

•	assumptions concerning the timing of the development of the reserves; and

•	assumptions concerning equipment and operational productivity, future met coal prices, operating costs, including those for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.

Each of these factors may vary considerably from the assumptions used in estimating the reserves. As a result, estimates of the quantities and qualities of economically recoverable met coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers or by the same engineers at different times may vary materially due to changes in the above factors and assumptions. Actual production recovered from identified reserve areas and properties, and revenues and expenditures associated with our mining operations may vary materially from estimates. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

Our inability to develop met coal reserves in an economically feasible manner or our inability to acquire additional met coal reserves that are economically recoverable may adversely affect our business.

Our long-term profitability depends in part on our ability to cost-effectively mine and process met coal reserves that possess the quality characteristics desired by our customers. As we mine, our met coal reserves decline. As a result, our future success depends upon our ability to develop or acquire additional met coal reserves that are economically recoverable to replace the reserves that we produce. Coal is economically recoverable when the price at which our met coal can be sold exceeds the costs and expenses of mining and selling such met coal. We may not be able to obtain adequate economically recoverable replacement reserves when we require them and, even if available, such reserves may not be at favorable prices or we may not be capable of mining those reserves at costs that are comparable to our existing met coal reserves. Our ability to develop or acquire met coal reserves in the future may also be limited by the availability of cash from our operations or financing under our existing or future financing arrangements, as well as certain restrictions under such arrangements. If we are unable to develop or acquire replacement reserves, our future production may decrease significantly as existing reserves are depleted and this may have a material adverse impact on our cash flows, financial position and results of operations.

We may be unsuccessful in integrating the operations of any future acquisitions, including acquisitions involving new lines of business, with our existing operations, and in realizing all or any part of the anticipated benefits of any such acquisitions.

From time to time, we may evaluate and acquire assets and businesses that we believe complement our existing assets and business. The assets and businesses we acquire may be dissimilar from our existing lines of business. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. Our capitalization and results of operations may change significantly as a result of future acquisitions. Acquisitions and business expansions involve numerous risks, including the following:

•	difficulties in the integration of the assets and operations of the acquired businesses;

•	inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas;

•	the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk; and

•	the diversion of management’s attention from other operations.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, and may lead to increased litigation and regulatory risk. Also, following an acquisition, we may discover previously unknown liabilities associated with the acquired business or assets for which we have no recourse under applicable indemnification provisions. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our results of operations may be adversely affected.

Our failure to obtain and renew permits necessary for our mining operations could negatively affect our business.

Mining companies must obtain numerous permits that impose strict regulations on various environmental and operational matters in connection with met coal mining. These include permits issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens’ lawsuits to challenge the issuance of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued or renewed in a timely fashion or at all, or permits issued or renewed may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would materially reduce our production, cash flow and profitability.

If transportation for our met coal is disrupted, unavailable or more expensive for our customers, our ability to sell met coal could suffer.

Transportation costs represent a significant portion of the total cost of met coal to be delivered to our customers and, as a result, the cost of delivery is a factor in a customer’s purchasing decision. Overall price increases in our transportation costs could make our met coal less competitive with the same or alternative products from competitors with lower transportation costs. We typically depend upon overland conveyor, trucks, rail or barges to transport our products. Disruption or delays of any of these transportation services due to weather related problems, which are variable and unpredictable, strikes or lock-outs, accidents, infrastructure damage, governmental regulation, third-party actions, lack of capacity or other events beyond our control could impair our ability to supply our products to our customers and result in lost sales and reduced profitability. In addition, increases in transportation costs resulting from emission control requirements and fluctuations in the price of gasoline and diesel fuel, could make met coal produced in one region of the United States less competitive than met coal produced in other regions of the United States or abroad.

All of our met coal mines are served by only one rail carrier, which increases our vulnerability to these risks, although our access to barge transportation partially mitigates that risk. In addition, the majority of the met coal produced by our underground mining operations is sold to met coal customers who typically arrange and pay for transportation from the state-run docks at the Port of Mobile, Alabama to the point of use. As a result, disruption at the docks, port congestion and delayed met coal shipments may result in demurrage fees to us. If this disruption were to persist over an extended period of time, demurrage costs could significantly impact our profits. In addition, there are limited cost effective alternatives to the port. The cost of securing additional facilities and services of this nature could significantly increase transportation and other costs. An interruption of rail or port services could significantly limit our ability to operate and, to the extent that alternate sources of port and rail services are unavailable or not available on commercially reasonable terms, could increase transportation and port costs significantly. Further, delays of ocean vessels could affect our revenues, costs and relative competitiveness compared to the supply of met coal and other products from our competitors.

Any significant downtime of our major pieces of mining equipment could impair our ability to supply met coal to our customers and materially and adversely affect our results of operations and cash flows.

We depend on several major pieces of mining equipment to produce and transport our met coal, including, but not limited to, longwall mining systems, continuous mining units, our preparation plant and blending facilities, and conveyors. Obtaining or repairing these major pieces of mining equipment often involves long lead times. If any of these pieces of equipment or facilities suffer major damage or are destroyed by fire, abnormal wear, flooding, incorrect operation or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost, which would impact our ability to produce and transport met coal and materially and adversely affect our business, results of operations, financial condition and cash flows. Moreover, MSHA and other regulatory agencies sometimes make changes with regards to requirements for pieces of equipment. For example, in 2015, MSHA promulgated a new regulation requiring the implementation of proximity detection devices on all continuous mining machines. Such changes could cause delays if manufacturers and suppliers are unable to make the required changes in compliance with mandated deadlines.

If either our preparation plant or river barge load-out facilities, or those of a third party processing or loading our met coal, suffer extended downtime, including major damage, or are destroyed, our ability to process and deliver met coal to prospective customers would be materially impacted, which would materially adversely affect our business, results of operations, financial condition and cash flows.

Our business is subject to the risk of increases or fluctuations in the cost, and delay in the delivery, of raw materials, mining equipment and purchased components.

Met coal mining consumes large quantities of commodities including steel, copper, rubber products and liquid fuels and requires the use of capital equipment. Some commodities, such as steel, are needed to comply with roof control plans required by regulation. The prices we pay for commodities and capital equipment are strongly impacted by the global market. A rapid or significant increase in the costs of commodities or capital equipment we use in our operations could impact our mining operations costs because we may have a limited ability to negotiate lower prices and, in some cases, may not have a ready substitute.

We use equipment in our met coal mining and transportation operations such as continuous mining units, conveyors, shuttle cars, rail cars, locomotives, roof bolters, shearers and shields. We procure some of this equipment from a concentrated group of suppliers, and obtaining this equipment often involves long lead times. Occasionally, demand for such equipment by mining companies can be high and some types of equipment may be in short supply. Delays in receiving or shortages of this equipment, as well as the raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of our supply contracts under which we obtain equipment and other consumables, could limit our ability to obtain these supplies or equipment. In addition, if any of our suppliers experiences an adverse event, or decides to no longer do business with us, we may be unable to obtain sufficient equipment and raw materials in a timely manner or at a reasonable price to allow us to meet our production goals and our revenues may be materially adversely impacted.

We use considerable quantities of steel in the mining process. If the price of steel or other materials increases substantially or if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses could increase. Any of the foregoing events could materially and adversely impact our business, financial condition, results of operations and cash flows.

Our business may require substantial ongoing capital expenditures, and we may not have access to the capital required to reach full productive capacity at our mines.

Maintaining and expanding mines and related infrastructure is capital intensive. Specifically, the exploration, permitting and development of met coal reserves, mining costs, the maintenance of machinery, facilities and equipment and compliance with applicable laws and regulations require ongoing capital expenditures. While a significant amount of the capital expenditures required at our mines has been spent, we must continue to invest capital to maintain our production. In addition, any decisions to increase production at our existing mines or to develop the high-quality met coal recoverable reserves at our Blue Creek Energy Mine in the future could also affect our capital needs or cause future capital expenditures to be higher than in the past and/or higher than our estimates. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and on our current or projected timelines, and we may be required to defer all or a portion of our capital expenditures. Our results of operations, business and financial condition may be materially adversely affected if we cannot make such capital expenditures.

To fund our capital expenditures, we will be required to use cash from our operations, incur debt or sell equity securities. Using cash from operations will reduce cash available for maintaining or increasing our operations activities. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings, on the other hand, may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control. If cash flow generated by our operations or available borrowings under our bank financing arrangements are insufficient to meet our capital requirements and we are unable to access the capital markets on acceptable terms or at all, we could be forced to curtail the expansion of our existing mines and the development of our properties, which, in turn, could lead to a decline in our production and could materially and adversely affect our business, financial condition and results of operations.

Work stoppages, labor shortages and other labor relations matters may harm our business. Union-represented labor creates an increased risk of work stoppages and higher labor costs.

If we fail to maintain satisfactory labor relations, disputes with the unionized portion of our workforce could affect us adversely. Union-represented labor creates an increased risk of work stoppages and higher labor costs. As of December 31, 2016, 68% of our employees were represented by the UMWA. In connection with the Asset Acquisition, we negotiated a new initial CBA with the UMWA (the “UMWA CBA”), which was ratified by UMWA’s members on February 16, 2016 and has a five-year term. If we are unable to negotiate the renewal of the UMWA CBA before its expiration date, our operations and our profitability could be adversely affected. Future work stoppages, labor union issues or labor disruptions at our mining operations, as well as at the operations of key customers or service providers, could impede our ability to produce and deliver our products, to receive critical equipment and supplies or to collect payment. This may increase our costs or impede our ability to operate one or more of our operations.

We require a skilled workforce to run our business. If we cannot hire qualified people to meet replacement or expansion needs, we may not be able to achieve planned results.

Efficient met coal mining using modern techniques and equipment requires skilled laborers with mining experience and proficiency as well as qualified managers and supervisors. The demand for skilled employees sometimes causes a significant constriction of the labor supply resulting in higher labor costs. When met coal producers compete for skilled miners, recruiting challenges can occur and employee turnover rates can increase, which negatively affect operating efficiency and costs. If a shortage of skilled workers exists and we are unable to train or retain the necessary number of miners, it could adversely affect our productivity, costs and ability to expand production.

Our executive officers and other key personnel are important to our success and the loss of one or more of these individuals could harm our business.

Our executive officers and other key personnel have significant experience in the met coal or other commodity businesses and the loss of certain of these individuals could harm our business. Moreover, there may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. Although we have been successful in attracting qualified individuals for key management and corporate positions in the past, there can be no assurance that we will continue to be successful in attracting and retaining a sufficient number of qualified personnel in the future or that we will be able to do so on acceptable terms. The loss of key management personnel could harm our ability to successfully manage our business functions, prevent us from executing our business strategy and have a material adverse effect on our results of operations and cash flows.

Significant competition, as well as changes in foreign markets or economies, could harm our sales, profitability and cash flows.

We compete with other producers primarily on the basis of price, met coal quality, transportation costs and reliability of delivery. The consolidation of the global met coal industry over the last several years has contributed to increased competition among met coal producers and we cannot assure you that the result of current or further consolidation will not adversely affect us. In addition, some of our global competitors have significantly greater financial resources and/or a broader portfolio of coals than we do, and a number of our competitors have idled production over the last year in light of lower met coal prices in 2015 and the first half of 2016. The production that was idled by our competitors may restart and may affect domestic and foreign met coal supply into the seaborne market and associated prices and impact our ability to retain or attract met coal customers.

Further, potential changes to international trade agreements, trade concessions, foreign currency fluctuations or other political and economic arrangements may benefit met coal producers operating in countries other than the United States. We may be adversely impacted on the basis of price or other factors with companies that in the future may benefit from favorable foreign trade policies or other arrangements. In addition, increases in met coal prices could encourage existing producers to expand capacity or could encourage new producers to enter the market. Overcapacity and increased production within the met coal industry, both domestically and internationally, could materially reduce met coal demand and prices and therefore materially reduce our revenues and profitability. In addition, our ability to ship our met coal to international customers depends on port and transportation capacity. Increased competition within the domestic met coal industry for international sales could result in us not being able to obtain throughput capacity at port facilities, as well as transport capacity, could cause the rates for such services to increase to a point where it is not economically feasible to export our met coal.

The general economic conditions in foreign markets and changes in currency exchange rates are factors outside of our control that may affect international met coal prices. If our competitors’ currencies decline against the U.S. dollar or against our customers’ currencies, those competitors may be able to offer lower prices to our customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the U.S. dollar, on which our sales contracts are based, those customers may seek decreased prices for the met coal that we sell to them. These factors, in addition to adversely affecting the competitiveness of our met coal in international markets, may also negatively impact our collection of trade receivables from our customers and could reduce our profitability or result in lower met coal sales.

Our sales in foreign jurisdictions are subject to risks and uncertainties that may have a negative impact on our profitability.

Substantially all of our met coal sales consist of sales to international customers and we expect that international sales will continue to account for a substantial portion of our revenue. A number of foreign countries in which we sell our met coal implicate additional risks and uncertainties due to the different economic, cultural and political environments. Such risks and uncertainties include, but are not limited to:

•	longer sales-cycles and time to collection;

•	tariffs, international trade barriers and export license requirements;

•	fewer or less certain legal protections for contract rights;

•	different and changing legal and regulatory requirements;

•	potential liability under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or comparable foreign regulations;

•	government currency controls;

•	fluctuations in foreign currency exchange and interest rates; and

•	political and economic instability, changes, hostilities and other disruptions, as well as unexpected changes in diplomatic and trade relationships.

Negative developments in any of these factors in the foreign markets into which we sell our met coal could result in a reduction in demand for met coal, the cancellation or delay of orders already placed, difficulty in collecting receivables, higher costs of doing business and/or non-compliance with legal and regulatory requirements, each or any of which could materially adversely impact our cash flows, results of operations and profitability.

In addition, access to international markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import or export of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future. An inability for U.S. met coal suppliers to access international markets would likely result in an oversupply of met coal in the domestic market, resulting in a decrease in prices.

Extensive environmental, health and safety laws and regulations impose significant costs on our operations and future regulations could increase those costs, limit our ability to produce or adversely affect the demand for our products.

Our businesses are subject to numerous federal, state and local laws and regulations with respect to matters such as:

•	permitting and licensing requirements;

•	employee health and safety, including occupational and mine health and safety;

•	workers’ compensation;

•	black lung disease;

•	reclamation and restoration of property; and

•	environmental laws and regulations, including those related to greenhouse gases and climate change, air quality, water quality, stream and surface water quality and protection, management of materials generated by mining operations, the storage, treatment and disposal of wastes, protection of plant and wildlife such as endangered species, protection of wetlands and remediation of contaminated soil and groundwater.

In addition, the coal industry in the U.S. is affected by significant legislation mandating certain benefits for current and retired coal miners. Compliance with these requirements imposes significant costs on us and can result in reduced productivity. Moreover, the possibility exists that new health and safety legislation and/or regulations may be adopted and/or orders may be entered that may materially and adversely affect our mining operations. We must compensate employees for work-related injuries. If we do not make adequate provisions for our workers’ compensation liabilities, it could harm our future operating results. In addition, the erosion through tort liability of the protections we are currently provided by workers’ compensation laws could increase our liability for work-related injuries and materially and adversely affect our operating results.

Compliance with applicable federal, state and local laws and regulations may be costly and time-consuming and may delay commencement or interrupt continuation of exploration or production at one or more of our operations. These laws are constantly evolving and may become increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that certain implementing regulations for these laws have not yet been promulgated and in certain instances are undergoing revision. These laws and regulations, particularly new legislative or administrative proposals (or judicial interpretations of existing laws and regulations), could result in substantially increased capital, operating and compliance costs and could have a material adverse effect on our operations and/or, along with analogous foreign laws and regulations, our customers’ ability to use our products.

Due in part to the extensive and comprehensive regulatory requirements, along with changing interpretations of these requirements, violations of applicable federal, state and local laws and regulations occur from time to time in our industry and at our operations. Changes in the law may require an unprecedented compliance effort on our part, could divert management’s attention, and may require significant expenditures. To the extent that these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, operating results will be detrimentally impacted. We believe that our major North American competitors are confronted by substantially similar conditions and thus do not believe that our relative position with regard to such competitors is materially affected by the impact of safety and environmental laws and regulations. However, the costs and operating restrictions necessary for compliance with safety and environmental laws and regulations, which is a major cost consideration for our operations, may have an adverse effect on our competitive position with regard to foreign producers and operators who may not be required to undertake equivalent costs in their operations. In addition, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, applicable state legislation and its production methods.

Our mines are subject to stringent federal and state safety regulations that increase our cost of doing business at active operations and may place restrictions on our methods of operation. In addition, federal, state or local regulatory agencies have the authority to order certain of our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers’ demands.

The Mine Act and the Mine Improvement and New Emergency Response Act of 2006 (the “MINER Act”) impose stringent health and safety standards on mining operations. Regulations that have been adopted under the

Mine Act and MINER Act are comprehensive and affect numerous aspects of mining operations, including training of mining personnel, mining procedure, the equipment used in emergency procedures, and other matters. Alabama has a similar program for mine safety and health regulation and enforcement. The various requirements mandated by law or regulation can place restrictions on our methods of operations, and potentially lead to fees and civil penalties for the violation of such requirements, creating a significant effect on operating costs and productivity.

In addition, federal, state or local regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our met coal sales contracts generally permit us to issue force majeure notices, which suspend our obligations to deliver met coal under these contracts; however, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase met coal from third-party sources, if available, to fulfill these obligations or incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments, and the extension of time for delivery or terminate customers’ contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Increased focus by regulatory authorities on the effects of coal mining on the environment and recent regulatory developments related to coal mining operations could make it more difficult or increase our costs to receive new permits or to comply with our existing permits to mine met coal or otherwise adversely affect us.

Regulatory agencies are increasingly focused on the effects of coal mining on the environment, particularly relating to water quality, which has resulted in more rigorous permitting requirements and enforcement efforts. See “Business—Environmental and Regulatory Matters—Clean Water Act” for a detailed discussion of these regulations and programs.

The Surface Mining Control and Reclamation Act of 1977 (“SMCRA”) requires that comprehensive environmental protection and reclamation standards be met during the course of and following completion of mining activities. Among other requirements, the SMCRA provides that the applicable regulatory authority may not issue a permit unless the operation has been designed to prevent material damage to the hydrologic balance outside the permit area. In 1983, the Office of Surface Mining Reclamation and Enforcement (“OSM”) issued rules providing that no land within 100 feet of a stream shall be disturbed by surface mining activities, unless specifically authorized by the regulatory authority. On December 20, 2016, the OSM published a new, finalized “Stream Protection Rule,” setting standards for “material damage to the hydrologic balance outside the permit area” that are applicable to surface and underground mining operations. However, on February 17, 2017, President Trump signed a joint congressional resolution disapproving the Stream Protection Rule pursuant to the Congressional Review Act. Accordingly, the regulations in effect prior to the Stream Protection Rule now apply, including OSM’s 1983 rule. It remains unclear whether and how the results of the 2016 U.S. election could further impact regulatory or enforcement activities pursuant to the SMCRA.

Section 404 of the Clean Water Act (“CWA”) requires mining companies to obtain U.S. Army Corps of Engineers (“USACE”) permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. As is the case with other met coal mining companies, our construction and mining activities require Section 404 permits. The issuance of permits to construct valley fills and refuse impoundments under Section 404 of the CWA has been the subject of many court cases and increased regulatory oversight, resulting in additional permitting requirements that are expected to delay or even prevent the opening of new mines. Stringent water quality standards for materials such as selenium have recently been issued. We have begun to incorporate these new requirements into our current permit applications; however, there can be no guarantee that we will be able to meet these or any other new standards with respect to our permit applications.

Additionally, in January 2011, the EPA rescinded a federal CWA permit held by another coal mining company for a surface mine in Appalachia citing associated environmental damage and degradation. On April 23,

2013, the D.C. Circuit ruled that the EPA has the power under the CWA to retroactively veto a section 404 dredge and fill permit “whenever” it makes a determination about certain adverse effects, even years after the USACE has granted the permit to an applicant. On March 24, 2014, the U.S. Supreme Court denied petitions for review. Subsequently, on July 19, 2016, the D.C. Circuit affirmed the district court’s further ruling that the EPA’s decision to withdraw approval for disposal sites satisfied administrative requirements. The D.C. Circuit held that the EPA’s ex post withdrawal was a product of its broad veto authority under the CWA, not a procedural defect. While our operations are not directly impacted by this ruling, it could be an indication that other surface mining water permits could be subject to more substantial review in the future.

Recent regulatory actions and court decisions have created some uncertainty over the scope of CWA jurisdiction. On June 29, 2015, the EPA and the USACE jointly promulgated final rules redefining the scope of waters protected under the CWA, revising regulations that had been in place for more than 25 years. The new rules may expand the scope of CWA jurisdiction, making more waters subject to the act’s permitting and other requirements in the case of discharges. Following its promulgation, numerous industry groups, states, and environmental groups challenged the rule and on October 9, 2015, a federal court stayed the rule’s implementation nationwide, pending further action in court. In response to this decision, the EPA and the USACE have resumed nationwide use of the agencies’ prior regulations defining the term “waters of the United States.” Further, on February 28, 2017, President Trump signed an executive order directing the relevant executive agencies to review the rules and to conduct notice and comment rulemaking to rescind or revise them, as appropriate under the stated policies of protecting navigable waters from pollution while promoting economic growth, reducing uncertainty, and showing due regard for Congress and the states. It remains unclear whether and how the results of the 2016 U.S. election could further impact regulatory developments in this area.

It is unknown what future changes will be implemented to the permitting review and issuance process or to other aspects of mining operations, but increased regulatory focus, future laws and judicial decisions could materially and adversely affect all coal mining companies. In addition, the public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens’ lawsuits to challenge the issuance of permits, the validity of environmental impact statements or performance of mining activities.

In each jurisdiction in which we operate, we could incur additional permitting and operating costs, may be unable to obtain new permits or maintain existing permits and could incur fines, penalties and other costs, any of which could materially adversely affect our business. If met coal mining methods are limited or prohibited, it could significantly increase our operational costs and make it more difficult to economically recover a significant portion of our reserves. In the event that we cannot increase the price we charge for met coal to cover the higher production costs without reducing customer demand for our met coal, there could be a material adverse effect on our financial condition and results of operations. In addition, increased public focus on the environmental, health and aesthetic impacts of coal mining could harm our reputation and reduce demand for met coal.

Regulation of greenhouse gas emissions could increase our operating costs and impact the demand for, price of and value of our products.

Climate change continues to attract public and scientific attention, and increasing attention by government as well as private businesses is being paid to reducing greenhouse gas (“GHG”) emissions. There are three primary sources of GHGs associated with the met coal industry. First, the end use of our met coal by our customers in steelmaking is a source of GHGs. Second, combustion of fuel by equipment used in met coal production and to transport our met coal to our customers is a source of GHGs. Third, met coal mining itself can release methane, which is considered to be a more potent GHG than CO2, directly into the atmosphere. These emissions from met coal consumption, transportation and production are subject to pending and proposed regulation as part of initiatives to address global climate.

There are many legal and regulatory approaches currently in effect or being considered to address GHGs, including international treaty commitments, new foreign, federal and state legislation that may impose a carbon emissions tax or establish a “cap and trade” program, and regulation by the EPA. See “Business—Environmental and Regulatory Matters—Climate Change” for a detailed discussion of these regulations and programs.

The existing laws and regulations or other current and future efforts to stabilize or reduce GHG emissions could adversely impact the demand for, price of and value of our products and reserves. As our operations also emit GHGs directly, current or future laws or regulations limiting GHG emissions could increase our own costs. For example, methane must be expelled from our underground met coal mines for mining safety reasons. Methane has a greater GHG effect than carbon dioxide. Although our natural gas operations capture methane from our underground met coal mines, some methane is vented into the atmosphere when the met coal is mined. In June 2010, Earthjustice petitioned the EPA to make a finding that emissions from coal mines may reasonably be anticipated to endanger public health and welfare, and to list them as a stationary source subject to further regulation of emissions. On April 30, 2013, the EPA denied the petition. Judicial challenges seeking to force the EPA to list coal mines as stationary sources have likewise been unsuccessful to date. If the EPA were to make an endangerment finding in the future, we may have to further reduce our methane emissions, install additional air pollution controls, pay certain taxes or fees for our emissions, incur costs to purchase credits that permit us to continue operations as they now exist at our underground met coal mines or perhaps curtail met coal production. Although the potential impacts on us of additional climate change regulation are difficult to reliably quantify, they could be material. It also remains unclear whether and how the results of the 2016 U.S. election could impact the regulation of GHG emissions at the federal and state level.

In addition, there have also been efforts in recent years to influence the investment community, including investment advisors and certain sovereign wealth, pension and endowment funds promoting divestment of fossil fuel equities and pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could interfere with our business activities, operations and ability to access capital.

Further, climate change may cause more extreme weather conditions such as more intense hurricanes, thunderstorms, tornadoes and snow or ice storms, as well as rising sea levels and increased volatility in seasonal temperatures. Extreme weather conditions can interfere with our services and increase our costs, and damage resulting from extreme weather may not be fully insured. However, at this time, we are unable to determine the extent to which climate change may lead to increased storm or weather hazards affecting our operations.

The results of the 2016 U.S. presidential and congressional elections may create a period of additional regulatory uncertainty for the coal mining industry.

The results of the 2016 U.S. presidential and congressional elections may create a period of additional regulatory uncertainty in the coal mining industry. Specifically, the extent to which any new legislation or regulations, any repeal of existing legislation or regulations, or any changes to governmental enforcement priorities or international trade agreements may affect coal mining claims or operations or the market for our products is uncertain, and therefore the impact, if any, on our business or operations cannot be determined at this time.

Our operations may impact the environment or cause exposure to hazardous substances and our properties may have environmental contamination, which could result in material liabilities to us.

Our operations currently use hazardous materials from time to time. We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and cleanup of soil, surface water, groundwater and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire amount of damages assessed.

We maintain extensive met coal refuse areas and slurry impoundments at our mining complexes. Such areas and impoundments are subject to comprehensive regulation. Slurry impoundments have been known to fail, releasing large volumes of met coal slurry into the surrounding environment. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the met coal slurry reaches, as well as create liability for related personal injuries, property damages and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and the assessment of damages arising out of such failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for related fines and penalties.

Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as “acid mine drainage” (“AMD”). Treatment of AMD can be costly. Although we do not currently face material costs associated with AMD, it is possible that we could incur significant costs in the future.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us. See also “Business—Environmental and Regulatory Matters.”

Failure to obtain or renew surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations and, therefore, our ability to mine or lease met coal.

Federal and state laws require us to obtain surety bonds or post other financial security to secure performance or payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers’ compensation and black lung benefits costs, coal leases and other obligations. The amount of security required to be obtained can change as the result of new federal or state laws, as well as changes to the factors used to calculate the bonding or security amounts. We may have difficulty procuring or maintaining our surety bonds. Our bond issuers may demand higher fees or additional collateral, including letters of credit or other terms less favorable to us upon those renewals. Because we are required by state and federal law to have these bonds or other acceptable security in place before mining can commence or continue, our failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would materially and adversely affect our ability to mine or lease met coal. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety and restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of our financing arrangements.

We have reclamation and mine closing obligations. If the assumptions underlying our accruals are inaccurate, we could be required to expend greater amounts than anticipated.

The SMCRA establishes operational, reclamation and closure standards for our mining operations. Alabama has a state law counterpart to SMCRA. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. The amounts recorded are dependent upon a number of variables, including the estimated future closure costs, estimated proven reserves, assumptions involving profit margins, inflation rates and the assumed credit-adjusted risk-free interest rates. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be materially adversely affected. We are also required to post bonds for the cost of coal mine reclamation.

We and our owners and controllers are subject to the Applicant Violator System.

Under SMCRA and its state law counterparts, all coal mining applications must include mandatory “ownership and control” information, which generally includes listing the names of our officers and directors, and our principal stockholders owning 10% or more of our voting shares, among others. Ownership and control reporting requirements are designed to allow regulatory review of any entities or persons deemed to have ownership or control of a coal mine, and bars the granting of a coal mining permit to any applicant who, or whose owner or controller, has unabated or uncorrected violations.

A federal database, known as the Applicant Violator System, is maintained for this purpose. Certain relationships are presumed to constitute ownership or control, including the following: being an officer or director of an entity; being the operator of the coal mining operation; having the ability to commit the financial or real property assets or working resources of the permittee or operator; based on the instruments of ownership or the voting securities of a corporate entity, owning of record 10% or more of the mining operator, among others. This presumption, in most cases, can be rebutted where the person or entity can demonstrate that it in fact does not or did not have authority directly or indirectly to determine the manner in which the relevant coal mining operation is conducted. An ownership and control notice must be filed by us each time an entity obtains a 10% or greater interest in us. If we have unabated violations of SMCRA or its state law counterparts, have a coal mining permit suspended or revoked, or forfeit a reclamation bond, we and our “owners and controllers,” as discussed above, may be prohibited from obtaining new coal mining permits, or amendments to existing permits, until such violations of law are corrected. This is known as being “permit-blocked.” Additionally, if an “owner or controller” of us is an “owner or controller” of another mining company, then, as such, we could be permit-blocked based upon the violations of or permit-blocked status of such an “owner or controller” of us.

We may be subject to litigation, the disposition of which could negatively affect our profitability and cash flow in a particular period, or have a material adverse effect on our business, financial condition and results of operations.

Our profitability or cash flow in a particular period could be affected by an adverse ruling in any litigation that may be filed against us in the future. In addition, such litigation could have a material adverse effect on our business, financial condition and results of operations. See “Business—Legal Proceedings.”

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet any dividend and other obligations.

We are a holding company with no direct operations and no material assets other than our direct ownership of 100% of the equity interests of Warrior Met Coal Intermediate Holdco, LLC, our wholly owned holding company, through which we indirectly hold our operating subsidiaries. As a result of this structure, our cash flow and ability to meet our obligations or to pay any dividends on our common stock depend on the cash flows of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, loans and other payments. The ability of our subsidiaries to make such payments or loans to us, however, depends on their earnings and available assets, the terms of our ABL Facility and of any future agreements that may govern the indebtedness of our subsidiaries, and legal restrictions applicable to our subsidiaries, and could be affected by a claim or other action by a third party, including a creditor. To the extent we need funds and any of our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or they are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Our ABL Facility contains restrictions that limit our flexibility in operating our business.

Our ABL Facility contains various covenants that limit our ability to engage in specified types of transactions. These covenants contain restrictions on, among other things, liens, indebtedness, investments, including loans, advances and acquisitions, mergers and other fundamental changes, dispositions of assets, restricted payments, changes in the nature of business and transactions with affiliates, subject to certain customary exceptions, baskets, thresholds and other qualifications. A breach of any of these covenants could result in a default under our ABL Facility. Upon our failure to maintain compliance with these covenants beyond any applicable grace periods, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit thereunder. If the lenders under our ABL Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings. We pledged a significant portion of our assets as collateral under our ABL Facility. If we were unable to repay those amounts, the lenders under our ABL Facility could proceed against the collateral granted to them to secure that indebtedness. Additionally, if availability under the ABL Facility is less than a certain amount, the facility will be subject to the satisfaction of a specified financial ratio. Our ability to meet this financial ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio and other covenants.

We may incur substantially more debt in the future than we currently have. This could exacerbate the risks to our financial condition and business described above.

We may incur significant additional indebtedness in the future. Although our ABL Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations that do not constitute indebtedness. If our current debt level increases, the related risks we face could intensify. Specifically, a high level of debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for the payment of dividends, working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates with respect to borrowings subject to variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a competitive disadvantage to other, less leveraged competitors; and

•	increasing our cost of borrowing.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take action, such as reducing or delaying our business activities and capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase.

Borrowings under our ABL Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

We may be unable to generate sufficient taxable income from future operations, or other circumstances could arise, which may limit or eliminate our ability to utilize our significant tax NOLs or maintain our deferred tax assets.

In connection with the Asset Acquisition consummated on March 31, 2016, we acquired deferred tax assets primarily associated with NOLs attributable to Walter Energy’s write-off of its investment in Walter Energy Canada

Holdings, Inc. As a result of our history of losses and other factors, a valuation allowance has been recorded against our deferred tax assets, including our NOLs. A valuation allowance was established on our opening balance sheet at April 1, 2016 because it was more likely than not that a portion of the acquired deferred tax assets would not be realized in the future. Our NOLs are currently subject to an annual use limitation under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as described below. Certain factors could change or circumstances could arise that could further limit or eliminate the amount of the available NOLs to the Company, such as an ownership change or an adjustment by a tax authority, and could necessitate a change in our valuation allowance or our liability for income taxes. In addition, we have a limited operating history as a new standalone company, have incurred operating losses since the Asset Acquisition and have recorded additional deferred tax assets. Also, certain circumstances, including our failing to generate sufficient future taxable income from operations, could limit our ability to fully utilize our deferred tax assets. At December 31, 2016, we recorded a valuation allowance of $767.3 million against all federal and state NOLs and gross deferred tax assets not expected to provide future tax benefits.

Under the Code, a company is generally allowed a deduction for NOLs against its federal taxable income. As of December 31, 2016, we have federal NOLs of approximately $2.2 billion, which expire predominantly in 2034 through 2036 and state NOLs of approximately $2.5 billion, which expire predominantly in 2029 through 2031 for income tax purposes. These NOLs and our other gross deferred tax assets collectively represent a deferred tax asset of approximately $949.7 million at December 31, 2016, before reduction for the valuation allowance described above. Our NOLs are subject to adjustment on audit by the Internal Revenue Services (“IRS”) and state authorities. The IRS has not audited any of the tax returns for any of the years in which the losses giving rise to the NOLs were generated. We cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs. If the IRS were successful in challenging our NOLs, all or a portion of our NOLs would not be available to offset any future consolidated taxable income, which could have a significant negative impact on our financial condition, results of operations and cash flows.

A company’s ability to deduct its NOLs and utilize certain other available tax attributes can be substantially constrained under the general annual limitation rules of Section 382 of the Code if it undergoes an “ownership change” as defined in Section 382 or if similar provisions of state law apply. We experienced an ownership change in connection with the Asset Acquisition and our financial statements have been prepared on this basis.

As a result, subject to the discussion in the paragraphs below, we currently expect to have NOLs available to shield up to approximately $365 million of income from federal taxation over the five years beginning in 2017, with NOLs available to shield up to approximately $140 million in 2017 and decreasing each subsequent year. Each year after this five-year period, the utilization of our NOLs would be limited to approximately $20 million of income from federal taxation, until the expiration of our NOLs. There can be no assurance that we will generate sufficient federal taxable income to utilize the available NOLs. We currently expect an average effective cash tax rate of approximately 11% over the five-year period, beginning with an estimated effective cash tax rate of approximately 5% in 2017. However, as discussed in the paragraph below, if we were to receive a private letter ruling, we would instead over such five-year period expect to have an average effective cash tax rate of approximately 2%. The actual tax rate may vary significantly based on certain factors including the Company’s actual results, effect of tax elections and adjustments to the valuation allowance.

We are seeking a private letter ruling from the IRS, which, if granted, would allow us to utilize our NOLs to shield our income from federal taxation without any annual use limitation. However, there can be no assurance the IRS will grant this private letter ruling. The private letter ruling, if obtained, would be based and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings provided to the IRS by us. If any of these facts, assumptions, representations, statements or undertakings are, or become, incorrect, inaccurate or incomplete, the private letter ruling may be invalid and the conclusions reached therein could be jeopardized. If our NOLs are not subject to any annual use limitation and we were to undergo a subsequent ownership change within two years of the Asset Acquisition, prior to April 1, 2018, our NOLs would effectively be reduced to zero.

Regardless of whether a favorable private letter ruling is obtained, a subsequent ownership change could severely limit or eliminate our ability to utilize our NOLs and other tax attributes. Furthermore, while we do not believe an ownership change has occurred since April 1, 2016, because the rules under Section 382 are highly complex and actions of our stockholders which are beyond our control or knowledge could impact whether an ownership change has occurred, we cannot give you any assurance that another Section 382 ownership change will not occur in the future.

Certain transactions, including public offerings by us or our stockholders and redemptions may cause us to undergo an “ownership shift” which by itself or when aggregated with other ownership shifts that we have undergone or will undergo could cause us to experience an ownership change. Upon the corporate conversion, we intend to adopt transfer restrictions in our certificate of incorporation (the “382 Transfer Restrictions”) to minimize the likelihood of an ownership change. See “—Risks Related to this Offering and the Ownership of our Common Stock—Our common stock is subject to the 382 Transfer Restrictions under our certificate of incorporation which are intended to prevent a Section 382 “ownership change,” which if not complied with, could result in the forfeiture of such stock and related distributions. Accordingly, this may impact the market price of our common stock.” We may engage in transactions or approve waivers of the 382 Transfer Restrictions that may cause an ownership shift. In doing so we expect to first perform the calculations necessary to confirm that our ability to use our NOLs and other federal income tax attributes will not be affected or otherwise determine that such transactions or waivers are in our best interests. For example, under certain circumstances, our board of directors may determine it is in our best interest to exempt certain transactions from the operation of the 382 Transfer Restrictions, if such transaction is determined not to be detrimental to the utilization of our NOLs or otherwise in our best interests. These calculations are complex and reflect certain necessary assumptions. Accordingly, it is possible that we could approve or engage in a transaction involving our common stock that causes an ownership change and impairs the use of our NOLs and other federal income tax attributes. For more information, see “—Risks Related to this Offering and the Ownership of Our Common Stock—We could engage in or approve transactions involving our common stock that adversely affect significant stockholders and our other stockholders.”

Terrorist attacks and cyber-attacks or other security breaches may negatively affect our business, financial condition and results of operations and cash flows.

Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, all of which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers could cause delays or losses in transportation and deliveries of met coal to our customers, decreased sales of our met coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

In addition, we have become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications and services, to operate our businesses, process and record financial and operating data, communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of met coal reserves, as well as other activities related to our businesses. To that end, we have implemented security protocols and systems with the intent of maintaining the physical security of our operations and protecting our and our counterparties’ confidential information and information related to identifiable individuals against unauthorized access. Despite such efforts, we may be subject to security breaches, which could result in unauthorized access to our facilities or the information that we are trying to protect. Unauthorized physical access to one of our facilities or electronic access to our information systems could result in, among other things, unfavorable publicity, litigation by affected parties, damage to sources of competitive advantage, disruptions to our operations, loss of customers, financial obligations for damages related to the theft or misuse of such information and costs to remediate such security vulnerabilities, any of which could have a substantial impact on our results of operations, financial condition or cash flows. Our insurance may not protect us against such occurrences. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

Risks Related to this Offering and the Ownership of our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations among us and the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. We cannot predict the prices at which shares of our common stock may trade after this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to motivate our employees and sales representatives through equity incentive awards and our ability to consummate acquisitions using our common stock as consideration.

The market price of our common stock may fluctuate significantly and you could lose all or part of your investment.

The market price of our common stock could fluctuate significantly due to a number of factors, including:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating and financial results, including reserve estimates;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	announcements by us or our competitors of significant acquisitions, dispositions or innovations;

•	changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	declaration of bankruptcy by any of our customers or competitors;

•	general economic conditions and overall market fluctuations, including changes in the price of met coal, steel or other commodities;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	the trading volume of our common stock;

•	sales of our common stock by us or the selling stockholders or the perception that such sales may occur; and

•	changes in business, legal or regulatory conditions, or other developments affecting participants in, and publicity regarding, the met coal mining business, the domestic steel industry or any of our significant customers.

In particular, the realization of any of the risks described in these “Risk Factors” could have a material and adverse impact on the market price of our common stock in the future and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation against the company. If we were to be involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our business, results of operations and financial condition.

If securities or industry analysts adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock could be influenced by the research and reports that industry or securities analysts may publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

We cannot assure you that we will pay dividends on our common stock, and restrictions on our ability to receive funds from our subsidiaries could limit our ability to pay dividends on our common stock.

While we have not made any cash distributions since our inception, on                 , 2017, our board of managers declared the Special Distribution, payable to the holders of our Class A Units, Class B Units and Class C Units. The Special Distribution will be made on                 , 2017 and therefore not apply to the shares of our common stock to be sold in this offering. In addition, the Special Distribution will be funded with available cash on hand, thereby reducing our liquidity.

After completion of this offering, we may pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, any restrictions in our ABL Facility and in any preferred stock, business prospects and other factors that our board of directors may deem relevant. In addition, our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries are our principal sources of cash to repay indebtedness, fund operations and pay dividends. Therefore, any restrictions on our ability to receive funds from our subsidiaries could limit our ability to pay dividends. See “—Risks Related to Our Business—We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet any dividend and other obligations.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. For more information, see “Dividend Policy.”

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, strain our resources, increase our costs and divert management’s attention from our business, and we may be unable to comply with these new requirements in a timely or cost-effective manner.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements pursuant to the Exchange Act. We will be required to ensure that we have the ability to prepare financial statements that comply with SEC reporting requirements on a timely basis. We will also be subject to other reporting and corporate governance requirements, including the NYSE listing standards and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company,” as defined in the JOBS Act.

Specifically, we will be required to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute compliance and internal audit functions that are more comprehensive;

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the PCAOB;

•	enhance our investor relations function;

•	establish or amend internal policies, including those relating to disclosure controls and procedures as well as insider trading; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

As a public company, we will be required to commit significant resources and board and management oversight to the above-listed requirements, which will cause us to incur significant costs and which will place a strain on our systems and resources. As a result, the attention of our board of directors and management might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. In addition, we also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We will remain an emerging growth company for up to five years. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not “emerging growth companies,” including Section 404 of the Sarbanes-Oxley Act. We cannot assure you that we will be able to comply with such requirements in a timely or cost-effective manner. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “—We will be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to developing and maintaining internal controls over financial reporting are significant, our profitability, stock price, results of operations and financial condition could be materially adversely affected.”

For so long as we are an “emerging growth company” we will not be required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Prior to the completion of this offering, we intend to irrevocably elect not to avail ourselves to this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We have material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which could cause investors to lose confidence in our financial reporting and, as a result, materially adversely affect the trading price of our common stock.

We are not currently required to comply with SEC rules implementing Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act. See “—We will be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to developing and maintaining internal controls over financial reporting are significant, our profitability, stock price, results of operations and financial condition could be materially adversely affected.”

In connection with the audit of the financial statements of our Predecessor, our independent registered public accounting firm identified two material weaknesses as of March 31, 2016, one of which related to the Predecessor’s financial close process and the other related to the Predecessor’s calculation of its asset retirement obligation. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. These two identified material weaknesses could, among other things, adversely impact our ability to provide timely and accurate financial information or result in a misstatement of the account balances or disclosures that could result in a material misstatement to our annual or interim financial statements that would not be prevented or detected. For additional information regarding these material weaknesses, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Material Weaknesses in Internal Control Over Financial Reporting.”

We are currently in the process of remediating the above-noted material weaknesses. Following the closing of the Asset Acquisition on March 31, 2016, our management took numerous steps to enhance our internal control environment to address the underlying causes of the material weaknesses, including, but not limited to, implementing a new enterprise resource planning (“ERP”) system, reassigning existing personnel and hiring new personnel, which includes a Chief Financial Officer effective January 1, 2017, who are charged with the responsibility of developing and maintaining an appropriate accounting process and system of internal control over financial reporting, including performing augmented reviews of the processes impacted by the material weaknesses.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures, modify the remediation plan described above or identify additional material weaknesses. We cannot assure you that our remedial measures will be sufficient to remediate the material weaknesses described above or prevent future material weaknesses or control deficiencies from occurring. There is no assurance that we will not identify additional material weaknesses in our internal control over financial reporting in the future.

If we fail to effectively remediate the material weaknesses in our control environment, if we identify future material weaknesses in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. The material weaknesses described above or any newly identified material weakness could result in a misstatement of our accounts or disclosures that could result in a material misstatement to our annual or interim financial statements that would not be prevented or detected. We also could become subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be materially adversely affected.

We will be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to developing and maintaining internal controls over financial reporting are significant, our profitability, stock price, results of operations and financial condition could be materially adversely affected.

We will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act. Beginning with our annual report on Form 10-K for the year ending December 31, 2018 (subject to any change in applicable SEC rules), Section 404 will require that we include management’s assessment of our internal control over financial reporting in our annual reports. In addition, Section 404 will require that our independent registered public accounting firm attest to our internal controls upon us ceasing to qualify for an exemption from the requirement to provide an auditor’s attestation on internal controls afforded to emerging growth companies under the JOBS Act. We are currently evaluating our existing controls against the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). During the course of our ongoing evaluation and implementation of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. For example, we anticipate the need to hire additional administrative and accounting personnel to conduct our financial reporting. We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. The time and costs associated with such compliance could exceed our current expectations and our results of operations could be adversely affected.

We cannot be certain at this time that we will be able to successfully implement the procedures, certification and attestation requirements of Section 404 when required or that we or our auditors will not identify further material weaknesses in internal control over financial reporting. As noted above, our independent registered public accounting firm identified two material weaknesses as of March 31, 2016. If we fail to comply with the requirements of Section 404, or if at any time after becoming public we or our auditors identify and report any material weaknesses in internal control over financial reporting, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected (which, in some cases, could result in a restatement of our financial statements) and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud, reputational harm and the loss of customers, reduce our ability to obtain financing, subject us to investigations by the NYSE, the SEC or other regulatory authorities and require additional expenditures and management attention to address these matters, each of which could have a material adverse effect on our business, results of operations, financial condition and trading price of our common stock.

The market price of our common stock could decline as a result of the sale or distribution of a large number of shares of our common stock in the market after this offering or the perception that a sale or distribution could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

Sales of substantial amounts of our common stock in the public market, or the perception that those sales might occur, could materially adversely affect the market price of our common stock. Upon completion of this offering, the Principal Stockholders will beneficially own                 shares of our common stock, or approximately     % of our outstanding common stock. The Principal Stockholders have no contractual obligation to retain any of our common stock, except for a limited period, as described under “Underwriting,” during which they agreed not to sell any of our common stock without the consent of the representatives of the underwriters until 180 days after the date of this prospectus. Subject to applicable securities laws, after the expiration of this 180-day lock-up period, or before, with consent of the representatives of the underwriters, the Principal Stockholders may sell any or all of our common stock that they beneficially own. Any disposition by the Principal Stockholders of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

The shares of our common stock sold in this offering will be freely tradable without restriction, except for any shares acquired by an affiliate of our company which can be sold under Rule 144 under the Securities Act, subject to various volume and other limitations. Subject to certain limited exceptions, we, our executive officers, directors, the selling stockholders and holders of substantially all of our stock have agreed with the underwriters, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, without the prior written consent of the representatives of the underwriters, for the period ending 180 days after the date of this prospectus. After the expiration of the 180-day period, our executive officers, directors and such stockholders could dispose of all or any part of its shares of our common stock through a public offering, sales under Rule 144, or other transaction.

In the future, we may also issue common stock for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, or to provide incentives pursuant to certain executive compensation arrangements. Such future issuances of equity securities, or the expectation that they will occur, could cause the market price for our common stock to decline. The price of our common stock also could be affected by hedging or arbitrage trading activity that may exist or develop involving our common stock.

Your percentage ownership in us may be diluted by future issuances of capital stock or securities or instruments that are convertible into our capital stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our incentive plans, shares of our authorized but unissued preferred stock and securities and instruments that are convertible into our common stock. In addition, to the extent certain letters of credit arising under the first lien debt of the Walter Energy Debtors are drawn, including following the closing of this offering, the revolving lenders are entitled to an additional distribution of our equity interests, up to a maximum amount of equity that could be distributed on account of such outstanding, but undrawn, letters of credit of less than 0.1% of our outstanding equity before giving effect to this offering. These letters of credit will expire by July 10, 2017. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and pro forma net tangible book value as of                 would be $         per share. See “Dilution.”

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. In addition, the issuance of such preferred stock could make it more difficult for a third party to acquire us. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Our Capital Stock.”

Our common stock is subject to the 382 Transfer Restrictions under our certificate of incorporation which are intended to prevent a Section 382 “ownership change,” which if not complied with, could result in the forfeiture of such stock and related distributions. Accordingly, this may impact the market price of our common stock.

Prior to the corporate conversion, we expect the members of Warrior Met Coal, LLC to approve an amendment to our operating agreement and a provision to be included in our post-conversion certificate of incorporation relating to certain transfer restrictions on our shares, which we refer to as the 382 Transfer Restrictions. The 382 Transfer Restrictions are intended to prevent the likelihood that we will be deemed to have an “ownership change” within the meaning of Section 382 of the Code that could limit our ability to utilize significant NOLs and other federal income tax attributes under and in accordance with the Code and regulations promulgated by the IRS.

In particular, without the approval of our board of directors, no person or group of persons treated as a single entity under Treasury Regulation Section 1.382-3 will be permitted to acquire, whether directly, indirectly or constructively, and whether in one transaction or a series of related transactions, any of our common stock or any other instrument treated as stock for purposes of Section 382, to the extent that after giving effect to such purported acquisition (a) the purported acquirer, or any other person by reason of the purported acquirer’s acquisition, would become a Substantial Holder (as defined below), or (b) the percentage of ownership of our common stock by a person that, prior to giving effect to the purported acquisition, is already a Substantial Holder would be increased. A “Substantial Holder” is a person that owns (as determined for purposes of Section 382 of the Code) at least 4.99% of the total value of our common stock, including any instrument treated as stock for purposes of Section 382 of the Code.

Furthermore, under our post-conversion certificate of incorporation, our board of directors has the sole power to determine compliance with the 382 Transfer Restrictions and we cannot assure you that our board of directors will concur with any conclusions reached by any holder of our securities or their respective advisors, and/or approve or ratify any proposed acquisitions of our securities. If our board of directors determines that a Prohibited Transfer (as defined in our certificate of incorporation) has occurred, such Prohibited Transfer shall, to the fullest extent permitted by law, be void ab initio and have no legal effect, and upon written demand by us, the Purported Transferee (as defined in the certificate of incorporation) shall disgorge or cause to be disgorged our securities, together with any dividends or distributions received, with respect to such securities.

The 382 Transfer Restrictions may make our stock less attractive to large institutional holders, discourage potential acquirers from attempting to take over our company, limit the price that investors might be willing to pay for shares of our common stock and otherwise have an adverse impact on the market for our common stock. Because of the complexity of applying Section 382, and because the determination of ownership for purposes of Section 382 does not correspond to SEC beneficial ownership reporting on Schedules 13D and 13G, stockholders and potential acquirers of our securities should consult with their legal and tax advisors prior to making any acquisition of our securities that could implicate the 382 Transfer Restrictions.

We could engage in or approve transactions involving our common stock that adversely affect significant stockholders and our other stockholders.

Under the 382 Transfer Restrictions that we expect will be contained in our certificate of incorporation, prior to the third anniversary of our initial public offering, our 4.99% stockholders will effectively be required to seek the approval of, or a determination by, our board of directors before they engage in certain transactions involving our common stock. Furthermore, we could engage in or approve transactions involving our common stock that limit our ability to approve future transactions involving our common stock by our 4.99% stockholders without impairing the use of our federal income tax attributes. In addition, we could engage in or approve transactions involving our common stock that cause stockholders owning less than 4.99% to become 4.99% stockholders, resulting in those stockholders’ having to either disgorge our securities, and any dividends or distributions related to such securities, in accordance with the 382 Transfer Restrictions or seek the approval of, or a determination by, our board of directors before they could engage in certain future transactions involving our common stock. For example, share repurchases could reduce the number of our common stock outstanding and result in a stockholder, that prior to the share repurchase held less than 4.99%, becoming a 4.99% stockholder even though it has not acquired any additional shares. If it is determined by our board of directors, such 4.99% stockholder may be required to disgorge our securities, and any dividends or distributions related to such securities, in accordance with the 382 Transfer Restrictions and be subject to additional requirements as determined by our board of directors in order to preserve our NOLs and other federal income tax attributes.

Provisions in our certificate of incorporation and bylaws and Delaware law will make it more difficult to effect a change in control of the Company, which could adversely affect the price of our common stock.

The existence of some provisions in our certificate of incorporation and bylaws and Delaware corporate law could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our certificate of incorporation and bylaws will contain provisions that may make acquiring control of our company difficult, including:

•	our board of directors’ ability to issue, from time to time, one or more classes of preferred stock and, with respect to each such class, to fix the terms thereof by resolution;

•	provisions relating to the appointment of directors upon an increase in the number of directors or vacancy on our board of directors;

•	provisions requiring stockholders to hold at least a majority of our outstanding common stock in the aggregate to request special meetings;

•	provisions that restrict transfers of our stock (including any other instruments treated as stock for purposes of Section 382) that could limit our ability to utilize NOLs;

•	provisions that provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our stockholders or directors, other than any stockholder or director that is an employee, consultant or officer of ours; and

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders.

In addition, we will elect to opt out of Section 203 of the Delaware General Corporation Law (“DGCL”), which, subject to some exceptions, prohibits business combinations between a Delaware corporation and an interested stockholder, which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. At some time in the future, we may be governed by DGCL Section 203. DGCL Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Our Capital Stock.”

These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock.

Our certificate of incorporation will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws; or

•	any other action asserting a claim against us that is governed by the internal affairs doctrine.

In addition, our certificate of incorporation will provide that if any action specified above (each is referred to herein as a “covered proceeding”), is filed in a court other than the specified Delaware courts without the approval of our board of directors (each is referred to herein as a foreign action), the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the foreign action as agent for such claiming party.

These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the covered proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our four largest stockholders control a significant percentage of our common stock, and their interests may conflict with those of our other stockholders.

Immediately prior to the completion of this offering, the Apollo Funds, the GSO Funds, the KKR Funds and the Franklin Funds beneficially own 30.5%, 19.7%, 12.3% and 14.0%, respectively, of our equity interests. Upon completion of this offering, the Apollo Funds, the GSO Funds, the KKR Funds and the Franklin Funds will beneficially own approximately     %,     %,     % and     %, respectively, of our common stock, or approximately     %,     %,     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full. See “Principal and Selling Stockholders.” As a result, each of the Principal Stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. Further, we anticipate that several individuals who will serve as directors upon completion of this offering will be affiliates of each of the Principal Stockholders. This concentration of ownership and relationships with the Principal Stockholders make it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of the Principal Stockholders and of our directors who are affiliates of any of the Principal Stockholders with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities, and attempts to acquire us, may conflict with the interests of our other stockholders, and the resolution of these conflicts may not always be in your best interest. This continued concentrated ownership will make it impossible for another company to acquire us and for you to receive any related takeover premium for your shares unless each of these stockholders approves the acquisition. In addition, the Principal Stockholders’ concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

The corporate opportunity provisions in our certificate of incorporation could enable any of our officers, directors or stockholders to benefit from corporate opportunities that might otherwise be available to us.

Subject to the limitations of applicable law, our certificate of incorporation, among other things:

•	will permit us to enter into transactions with entities in which one or more of our officers or directors are financially or otherwise interested;

•	will permit any of our stockholders, officers or directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	will provide that if any director or officer of one of our affiliates who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such affiliates and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.

These provisions create the possibility that a corporate opportunity that would otherwise be available to us may be used for the benefit of our officers, directors, stockholders or their respective affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements of our expectations, intentions, plans and beliefs that constitute forward-looking statements. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to our future prospects, developments and business strategies. We have used the words “anticipate,” “approximately,” “assume,” “believe,” “could,” “contemplate,” “continue,” “estimate,” “expect,” “target,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should” and similar terms and phrases, including in references to assumptions, in this prospectus to identify forward looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

•	our ability to consummate this offering;

•	successful implementation of our business strategies;

•	a substantial or extended decline in pricing or demand for met coal;

•	global steel demand and the downstream impact on met coal prices;

•	inherent difficulties and challenges in the coal mining industry that are beyond our control;

•	geologic, equipment, permitting, site access, operational risks and new technologies related to mining;

•	impact of weather and natural disasters on demand and production;

•	our relationships with, and other conditions affecting, our customers;

•	unavailability of, or price increases in, the transportation of our met coal;

•	competition and foreign currency fluctuations;

•	our ability to comply with covenants in our ABL Facility;

•	significant cost increases and fluctuations, and delay in the delivery of raw materials, mining equipment and purchased components;

•	work stoppages, negotiation of labor contracts, employee relations and workforce availability;

•	adequate liquidity and the cost, availability and access to capital and financial markets;

•	any consequences related to our 382 Transfer Restrictions;

•	our obligations surrounding reclamation and mine closure;

•	inaccuracies in our estimates of our met coal reserves;

•	our ability to develop or acquire met coal reserves in an economically feasible manner;

•	challenges to our licenses, permits and other authorizations;

•	challenges associated with environmental, health and safety laws and regulations;

•	regulatory requirements associated with federal, state and local regulatory agencies, and such agencies’ authority to order temporary or permanent closure of our mines;

•	climate change concerns and our operations’ impact on the environment;

•	failure to obtain or renew surety bonds on acceptable terms, which could affect our ability to secure reclamation and coal lease obligations;

•	costs associated with our pension and benefits, including post-retirement benefits;

•	costs associated with our workers’ compensation benefits;

•	litigation, including claims not yet asserted;

•	terrorist attacks or security threats, including cybersecurity threats; and

•	other factors, including the other factors discussed in “Risk Factors.”

The forward-looking statements contained in this prospectus are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. When considering forward-looking statements made by us in this prospectus, such statements speak only as of the date on which we make them. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements herein after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, stockholders should keep in mind that any forward-looking statement made in this prospectus might not occur.

USE OF PROCEEDS

We estimate that the net proceeds to the selling stockholders from the sale of our common stock will be approximately $         million based upon an assumed initial public offering price of $        , the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of our common stock in this offering. All of the net proceeds from this offering will be received by the selling stockholders. See “Underwriting.”

DIVIDEND POLICY

While we have not made any cash distributions since our inception, on             , 2017, our board of managers declared the Special Distribution payable to holders of our Class A Units, Class B Units and Class C Units as of             , 2017, resulting in total distributions to such holders in an aggregate amount of $190.0 million. The Special Distribution will be made on             , 2017. Accordingly, the Special Distribution will not apply to the shares of our common stock to be sold in this offering.

After completion of this offering, we may pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends on our common stock is limited by covenants in the ABL Facility and may be further restricted by the terms of any future debt or preferred securities. See “Risk Factors—Risks Related to this Offering and the Ownership of our Common Stock—We cannot assure you that we will pay dividends on our common stock, and restrictions on our ability to receive funds from our subsidiaries could limit our ability to pay dividends on our common stock” and “Description of Certain Indebtedness.”

CORPORATE CONVERSION

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert Warrior Met Coal, LLC from a Delaware limited liability company to Warrior Met Coal, Inc., a Delaware corporation. In order to consummate the corporate conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware. As part of the corporate conversion:

•	the additional capital commitment under the Warrior Met Coal, LLC Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) will be terminated in accordance with the terms of the LLC Agreement and all outstanding Class B Units of Warrior Met Coal, LLC will automatically be converted into Class A Units (the “Additional Capital Commitment Termination”); and

•	following the Additional Capital Commitment Termination, each Class A Unit and Class C Unit of Warrior Met Coal, LLC will be converted into shares of common stock, par value $0.01 per share, of Warrior Met Coal, Inc. on the effective date of the conversion of Warrior Met Coal, LLC to Warrior Met Coal, Inc.

For additional information regarding the additional capital commitment under the LLC Agreement, see “Certain Relationships and Related Party Transactions—Additional Capital Commitment under the LLC Agreement.” Assuming the effectiveness of the corporate conversion as of                 , 2017:

•	outstanding Class B Units of Warrior Met Coal, LLC will convert into an aggregate of Class A Units of Warrior Met Coal, LLC pursuant to the Additional Capital Commitment Termination; and

•	Class A Units of Warrior Met Coal, LLC issued and outstanding following the Additional Capital Commitment Termination and Class C Units of Warrior Met Coal, LLC will convert into an aggregate of shares of our common stock.

In connection with the corporate conversion, Warrior Met Coal, Inc. will continue to hold all assets of Warrior Met Coal, LLC and will assume all of the debts and obligations of Warrior Met Coal, LLC. Warrior Met Coal, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of each of which are described in “Description of Our Capital Stock.” On the effective date of the corporate conversion, the members of the board of managers of Warrior Met Coal, LLC will become the members of the board of directors of Warrior Met Coal, Inc. and the officers of Warrior Met Coal, LLC will become the officers of Warrior Met Coal, Inc.

Except as otherwise disclosed, the audited financial statements and related notes thereto and selected consolidated and combined historical and pro forma financial data and other financial information included in this prospectus are those of Warrior Met Coal, LLC and its subsidiaries and its predecessor and do not give effect to the corporate conversion.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016 on an actual basis and on a pro forma basis giving effect to (i) the corporate conversion, which will occur prior to the effectiveness of the registration statement of which this prospectus forms a part and (ii) the payment of the Special Distribution, which will occur on             , 2017. For more information regarding the corporate conversion, see “Corporate Conversion.”

The information below is not necessarily indicative of our future cash and cash equivalents and capitalization. This table is derived from, and is qualified in its entirety by reference to, our audited financial statements and related notes thereto included elsewhere in this prospectus, and should be read in conjunction with “Prospectus Summary—Summary Consolidated and Combined Historical and Pro Forma Financial Data,” “Selected Consolidated and Combined Historical and Pro Forma Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2016
	Actual	Pro Forma
	(in thousands, except number of shares and par value)

Cash and cash equivalents(1)	$150,045	$

Debt
Long-term debt, including current portion(2)	6,574
Equity
Members’ equity contributions	802,640
Common stock, $0.01 par value per share (no shares authorized, issued and outstanding, actual; shares authorized; shares issued and outstanding, pro forma)	—
Preferred stock, $0.01 par value per share (no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma)
Additional paid in capital	—
Accumulated deficit	(49,673)

Total equity	752,967

Total capitalization	$759,541	$

(1)	Cash on hand at December 31, 2016 plus cash generated subsequent to December 31, 2016 will be used to pay the Special Distribution in the amount of $190.0 million.
(2)	Represents a security agreement and promissory note assumed in the Asset Acquisition. The agreement was entered into for the purchase of underground mining equipment. The promissory note matures on March 31, 2019, has a fixed interest rate of 4.00% per annum and is secured by the underground mining equipment it was used to purchase.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of shares of common stock sold in this offering will exceed the net tangible book value per share of common stock after this offering. On a pro forma basis after giving effect to the Special Distribution and the corporate conversion as of                 , 2017, our net tangible book value would have been approximately $         million, or $         per share of common stock. This remains unchanged when adjusted for the sale by the selling stockholders of shares of common stock in this offering. Purchasers of shares of our common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of common stock for financial accounting purposes, based on the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), as illustrated in the following table.

Initial public offering price per share	$
Pro forma net tangible book value per share before and after this offering

Immediate dilution per share to purchasers in this offering(1)	$

(1)	Because the total number of shares outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional shares of common stock from the selling stockholders and we will not receive any net proceeds from such exercise, there will be no change to the dilution in net tangible book value per share of common stock to purchasers in this offering due to any such exercise of the option.

The following table sets forth the total number of shares issued and outstanding as of                 , 2017 after giving pro forma effect to the corporate conversion and the sale by the selling stockholders of                 shares of common stock in this offering at the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), together with the total consideration paid and average price per share paid for such shares, before deducting underwriting discounts and commissions and estimated offering expenses.

	Common Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders
New investors

Total

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                 , or approximately     % of the total number of shares of common stock issued and outstanding immediately following this offering.

The data in the table above excludes approximately                 shares of our common stock reserved for issuance under benefit plans for our employees and directors.

SELECTED CONSOLIDATED AND COMBINED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables set forth our selected consolidated and combined historical and pro forma financial data as of and for each of the periods indicated. The selected consolidated historical financial data as of December 31, 2016 and for the nine months ended December 31, 2016 is derived from the audited consolidated financial statements of the Successor included elsewhere in this prospectus. The selected combined historical financial data as of December 31, 2015 and for the three months ended March 31, 2016 and the year ended December 31, 2015 is derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The term “Successor” refers to (1) Warrior Met Coal, LLC and its subsidiaries for periods beginning as of April 1, 2016 and ending immediately before the completion of our corporate conversion and (2) Warrior Met Coal, Inc. and its subsidiaries for periods beginning with the completion of our corporate conversion and thereafter. The term “Predecessor” refers to the assets acquired and liabilities assumed by Warrior Met Coal, LLC from Walter Energy in the Asset Acquisition on March 31, 2016. The Predecessor periods included in this prospectus begin as of January 1, 2015 and end as of March 31, 2016.

The selected unaudited pro forma statement of operations data for the year ended December 31, 2016 is derived from the unaudited pro forma condensed combined statement of operations included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 assumes that the Transactions occurred as of January 1, 2015. The selected unaudited pro forma balance sheet data as of December 31, 2016 assumes that the declaration of the Special Distribution occurred as of December 31, 2016. The selected unaudited pro forma financial data is based upon available information and certain assumptions that management believes are factually supportable, are reasonable under the circumstances and are directly related to the Transactions. The selected unaudited pro forma financial data is provided for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been if these transactions had occurred at any other date, and such data does not purport to project our results of operations for any future period.

You should read this selected consolidated and combined historical and pro forma financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Prospectus Summary—Summary Consolidated and Combined Historical and Pro Forma Financial Data,” the unaudited pro forma condensed combined statements of operations and the audited financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results of operations, financial position and cash flows.

	Historical			Pro Forma
	Successor	Predecessor		Predecessor/ Successor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2016
		(in thousands, except per unit, per share and per metric ton data)
Statements of Operations Data:
Revenues:
Sales	$276,560	$65,154	$514,334	$341,714
Other revenues	21,074	6,229	30,399	27,303

Total revenues	297,634	71,383	544,733	369,017

Costs and expenses:
Cost of sales (exclusive of items shown separately below)	244,723	72,297	601,545	315,563
Cost of other revenues (exclusive of items shown separately below)	19,367	4,698	27,442	24,065
Depreciation and depletion	47,413	28,958	123,633	58,950
Selling, general and administrative	20,507	9,008	38,922	29,515
Other postretirement benefits	—	6,160	30,899	—
Restructuring costs	—	3,418	13,832	3,418
Asset impairment charges	—	—	27,986	—
Transaction and other costs	13,568	—	—	—

Total costs and expenses	345,578	124,539	864,259	431,511

Operating loss	(47,944)	(53,156)	(319,526)	(62,494)
Interest expense, net	(1,711)	(16,562)	(51,077)	(2,243)
Gain on extinguishment of debt	—	—	26,968	—
Reorganization items, net	—	7,920	(7,735)	—

Loss before income taxes	(49,655)	(61,798)	(351,370)	(64,737)
Income tax expense (benefit)	18	18	(40,789)	36

Net loss	$(49,673)	$(61,816)	$(310,581)	$(64,773)

Net loss per unit—basic and diluted	$(13.15)
Weighted average units outstanding—basic and diluted	3,777
Supplemental pro forma net loss per share—basic and diluted(1)	$
Supplemental pro forma weighted average shares outstanding—basic and diluted(1)

Statements of Cash Flow Data:
Cash provided by (used in):
Operating activities	$(9,187)	$(40,698)	$(131,818)
Investing activities	$(30,884)	$(5,422)	$(64,249)
Financing activities	$(192,727)	$(6,240)	$(147,145)

Other Financial Data:
Depreciation and depletion	$47,413	$28,958	$123,633	$58,950
Capital expenditures(2)	$11,531	$5,422	$64,971
Adjusted EBITDA(3)	$50,089	$(9,048)	$(145,805)	$48,428

Sales Data:
Metric tons sold	2,391	777	5,121	3,168
Average selling price per metric ton	$115.67	$83.85	$100.44	$107.86
Cash cost of sales (free-on-board port) per metric ton(4)	$82.84	$69.74	$112.96	$79.17

	Pro Forma(5)	Historical
	Successor	Successor	Predecessor
	December 31, 2016	December 31, 2016	December 31, 2015
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$150,045	$150,045	$79,762
Working capital(6)	$36,137	$226,137	$129,558
Mineral interests, net	$143,231	$143,231	$5,295
Property, plant and equipment, net	$496,959	$496,959	$567,594
Total assets	$947,631	$947,631	$802,137
Long-term debt(7)	$3,725	$3,725	$—
Total liabilities not subject to compromise	$384,664	$194,664	$126,720
Total members’ equity and parent net investment	$562,967	$752,967	$(820,861)

(1)	We present certain per share data on a supplemental pro forma basis to the extent that the proceeds from this offering will be deemed to be used to fund the Special Distribution of $190.0 million. For further information on the supplemental pro forma per share data, see Note 26 to our audited financial statements included elsewhere in this prospectus.
(2)	Capital expenditures consist of the purchases of property, plant and equipment.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Prospectus Summary—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures—Adjusted EBITDA.”
(4)	Cash cost of sales is a non-GAAP financial measure. For a definition of cash cost of sales and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Prospectus Summary—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures—Cash Cost of Sales.”
(5)	Reflects the declaration of the Special Distribution. See Note 26 to our audited financial statements appearing elsewhere in this prospectus for information regarding this unaudited pro forma balance sheet data.
(6)	Working capital consists of current assets less current liabilities.
(7)	Represents a security agreement and the long-term portion of a promissory note assumed in the Asset Acquisition. The agreement was entered into for the purchase of underground mining equipment. The promissory note matures on March 31, 2019, has a fixed interest rate of 4.00% per annum and is secured by the underground mining equipment it was used to purchase.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides a narrative of our results of operations and financial condition for the nine months ended December 31, 2016 (Successor), the three months ended March 31, 2016 (Predecessor), the year ended December 31, 2015 (Predecessor) and pro forma results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015. You should read the following discussion of our results of operations and financial condition in conjunction with the accompanying audited Predecessor combined financial statements and Successor consolidated financial statements and the related notes, our unaudited pro forma condensed combined statements of operations and the related notes, and “Selected Consolidated and Combined Historical and Pro Forma Financial Data” each included elsewhere in this prospectus.

This discussion contains forward-looking statements that involve risks, uncertainties and assumptions, including but not limited to, those described in “Risk Factors.” Actual results may differ materially from those contained in any forward looking statements. See “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with those statements. In this discussion, we use financial measures that are considered non-GAAP financial measures under SEC rules. These rules require, among other things, supplemental explanation and reconciliation to the most directly comparable GAAP financial measures, which are included in “Prospectus Summary—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.” Investors should not consider non-GAAP financial measures in isolation from, or in substitution for, financial information presented in compliance with GAAP.

Overview

We are a large scale, low cost U.S.-based producer and exporter of premium met coal operating two highly productive underground mines in Alabama.

As of December 31, 2016, based on a reserve report prepared by Marshall Miller, Mine No. 4 and Mine No. 7, our two operating mines, had approximately 107.8 million metric tons of recoverable reserves and, based on a reserve report by Norwest, our undeveloped Blue Creek Energy Mine contained 103.0 million metric tons of recoverable reserves. The HCC we produce is of a similar quality to coal referred to as the “benchmark HCC” produced in Australia, which is used to set quarterly pricing for the met coal industry. Our HCC, mined from the Southern Appalachian portion of the Blue Creek coal seam, is characterized by low sulfur, low-to-medium ash, and low-to-medium volatility. These qualities make our coal ideally suited as a coking coal for the manufacture of steel.

We sell our met coal to a diversified customer base of blast furnace steel producers, primarily located in Europe and South America. Approximately 97% of our total revenues from coal sales for the nine months ended December 31, 2016 (Successor) were from customers outside of the United States, primarily in Germany, Austria, Brazil, and Turkey.

For the nine months ended December 31, 2016, our Mine No. 4 and one of the longwalls at our Mine No. 7 operated at reduced levels in response to the historically weak met coal market conditions. We produced a total of 2.3 million metric tons of met coal for the nine months ended December 31, 2016 and sold 2.4 million metric tons of met coal for the same period at an average selling price of $115.67 per metric ton.

Industry Overview and Outlook

Met coal, which is converted to coke, is a critical input in the steel production process. Met coal is both consumed domestically in the countries where it is produced and exported by several of the largest producing countries, such as China, Australia, the United States, Canada and Russia. According to Wood Mackenzie, in 2016, Australia, the United States, Canada and Russia are expected to account for 96.3% of total seaborne exports, with Australia being the largest player, responsible for 66.6% of total seaborne exports. In 2016, the largest importers of seaborne met coal are expected to be Japan, China, India and Europe, accounting for 73.6% of total seaborne met coal imports. Met coal is predominately sold in three forms, HCC, SSCC and PCI, with HCC being the most valuable. The benchmark product is premium HCC sold free-on-board (“FOB”) from ports on the east coast of Australia and is similar to the coal that we produce at our two mines. Benchmark HCC prices have strengthened significantly since the beginning of 2016. For example, the first quarter 2017 benchmark HCC settlement price of $285 per metric ton represents a 252% increase compared to the first quarter 2016 benchmark HCC settlement price of $81 per metric ton.

We believe there are a number of structural developments in the industry, both on the supply and demand sides which suggest prices are unlikely to decrease to levels seen in the first quarter of 2016 in the near-term. Despite the increase in benchmark HCC prices since this period, Wood Mackenzie forecasts a relatively limited compound annual growth rate (“CAGR”) in global seaborne exports of 1.0% per annum from 2016 to 2020. Consistent with Wood Mackenzie’s outlook for supply, we believe that much of the decrease in met coal production is likely to persist despite currently elevated prices, and reflects an extended period of underinvestment in the industry, mine-life extension and infrastructure constraints in Australia and Canada, as well as the permanent closure of higher cost mines globally. While met coal supply remains largely capacity constrained, demand for met coal is expected to be stable in the coming years. Wood Mackenzie expects demand from blast furnace steel producers to stabilize in 2016 compared to 2015, following a 2.5% decline from 2014 to 2015, which was the first year-over-year decline since 2009. While China was the primary driver of growth in global steel production in the recent past, going forward, Wood Mackenzie expects global steel growth to be driven in large part by India and non-Japan Asia, netting a forecasted CAGR for global steel production of 0.9% from 2016 to 2020.

We sell substantially all of our met coal production to steel producers. Therefore, demand for our coal will be highly correlated to conditions in the global steelmaking industry. The steelmaking industry’s demand for met coal is affected by a number of factors, including the cyclical nature of that industry’s business, technological developments in the steelmaking process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for met coal, which would have a material adverse effect upon our business. Similarly, if alternative ingredients are used in substitution for met coal in the integrated steel mill process, the demand for met coal would materially decrease, which could also materially adversely affect demand for our met coal.

Formation

On July 15, 2015, the Walter Energy Debtors filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code (the “Chapter 11 Cases”) in the Northern District of Alabama, Southern Division.

We were formed on September 3, 2015 by Walter Energy’s First Lien Lenders in connection with the Asset Acquisition.

On November 5, 2015, we and the Walter Energy Debtors entered into an asset purchase agreement, pursuant to which we agreed, on behalf of Walter Energy’s First Lien Lenders, to credit bid the first lien debt obligations held by Walter Energy’s First Lien Lenders, to release the liens on the assets being sold as part of the Asset Acquisition, to assume certain liabilities of the Walter Energy Debtors and to pay certain cash consideration in connection with the Asset Acquisition. On January 8, 2016, the Bankruptcy Court approved the Asset Acquisition, which closed on March 31, 2016. Prior to the closing of the Asset Acquisition, the Company had no operations and nominal assets.

Basis of Presentation

Our results on a “Predecessor” basis relate to the assets acquired and liabilities assumed by Warrior Met Coal, LLC from Walter Energy in the Asset Acquisition and the related periods ending on or prior to March 31, 2016. Our results on a “Successor” basis relate to Warrior Met Coal, LLC and its subsidiaries for periods beginning as of April 1, 2016. Our results have been separated by a vertical line to identify these different bases of accounting.

The historical costs and expenses reflected in the Predecessor combined results of operations include an allocation for certain corporate functions historically provided by Walter Energy. Substantially all of the Predecessor’s senior management were employed by Walter Energy and certain functions critical to the Predecessor’s operations were centralized and managed by Walter Energy. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, shared services, information technology, tax, risk management, treasury, legal, human resources, and strategy and development. The costs of each of these services has been allocated to the Predecessor on the basis of the Predecessor’s relative headcount, revenue and total assets to that of Walter Energy.

The combined financial statements of our Predecessor included elsewhere in this prospectus and the other historical Predecessor combined financial information presented and discussed in this discussion and analysis may not be indicative of what our financial condition, results of operations and cash flows would actually have been had we been a separate stand-alone entity, nor are they indicative of what our financial position, results of operations and cash flows may be in the future.

Factors Affecting the Comparability of our Financial Statements

Asset Acquisition

On March 31, 2016, we consummated the acquisition of the Predecessor on a debt free basis with minimum legacy liabilities. The Asset Acquisition included Mine No. 4 and Mine No. 7, which management believes to be two of the highest quality and lowest cost met coal mines in the United States. Prior to the Asset Acquisition, the Company had no operations and nominal assets. We acquired the Predecessor for an aggregate cash consideration of $50.8 million and the release of claims associated with the 2011 Credit Agreement and Walter Energy’s 9.50% Senior Secured Notes due 2019. In connection with the closing of the Asset Acquisition and in exchange for a portion of the outstanding first lien debt, Walter Energy’s First Lien Lenders were entitled to receive, on a pro rata basis, a distribution of our Class A Units. We accounted for the Asset Acquisition as a business combination under Accounting Standard Codification (“ASC”) Topic 805, Business Combinations.

As part of the Asset Acquisition, we incurred transaction costs related to professional fees in the amount of $10.5 million for the nine months ended December 31, 2016 (Successor), which is recorded in transaction and other costs on the Statement of Operations.

Rights Offerings

As part of the Asset Acquisition, we also conducted the Rights Offerings. The Rights Offerings gave Walter Energy’s First Lien Lenders and certain qualified unsecured creditors the option to purchase an aggregate 2,500,004 Class B Units for $80.00 per unit and irrevocably commit to purchase, on the same pro rata basis, Class A Units in one or more capital raising transactions at such later date and on such terms and subject to such conditions as determined by a supermajority vote of our board of managers. The $200.0 million raised from the Rights Offerings was used to pay cash consideration of $50.8 million for the Asset Acquisition, including repayment of certain debtor-in-possession credit agreements of Walter Energy, to sustain our coal mining operations following consummation of the Asset Acquisition and for general corporate purposes.

How We Evaluate Our Operations

Our primary business, the mining and exporting of met coal for the steel industry, is conducted in one business segment: Mining. All other operations and results are reported under the “All Other” category as a reconciling item to consolidated amounts, which includes the business results from our sale of natural gas extracted as a byproduct from our underground coal mines and royalties from our leased properties. Our natural gas and royalty businesses do not meet the criteria in ASC 280, Segment Reporting, to be considered as operating or reportable segments.

Our management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) Segment Adjusted EBITDA; (ii) sales volumes and average selling price, which drive coal sales revenue; (iii) cash cost of sales, a non-GAAP financial measure; and (iv) Adjusted EBITDA, a non-GAAP financial measure.

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
(in thousands)
Segment Adjusted EBITDA	$31,837	$(7,143)	$(115,197)
Metric tons sold	2,391	777	5,121
Average selling price per metric ton	$115.67	$83.85	$100.44
Cash cost of sales per metric ton	$82.84	$69.74	$112.96
Adjusted EBITDA	$50,089	$(9,048)	$(145,805)

Segment Adjusted EBITDA

We define Segment Adjusted EBITDA as net income adjusted for other revenues, cost of other revenues, depreciation and depletion, selling, general and administrative, and certain transactions or adjustments that the CEO, our Chief Operating Decision Maker does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. Segment Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to pay distributions;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

Sales Volumes and Average Selling Price

We evaluate our operations based on the volume of coal we can safely produce and sell in compliance with regulatory standards, and the prices we receive for our coal. Our sales volume and sales prices are largely dependent upon the terms of our annual coal sales contracts, for which prices generally are set on a quarterly basis. The volume of coal we sell is also a function of the pricing environment in the domestic and international met coal markets. We evaluate the price we receive for our coal on an average sales price per metric ton basis. Our average sales price per metric ton represents our coal sales revenue divided by total metric tons of coal sold.

Cash Cost of Sales

We evaluate our cash cost of sales on a cost per metric ton basis. Cash cost of sales is based on reported cost of sales and includes items such as freight, royalties, manpower, fuel and other similar production and sales cost items, and may be adjusted for other items that, pursuant to GAAP, are classified in the Statements of Operations as costs other than cost of sales, but relate directly to the costs incurred to produce met coal. Our cash cost of sales per metric ton is calculated as cash cost of sales divided by the metric tons sold. Cash cost of sales is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of cash cost of sales in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to cash cost of sales is cost of sales. Cash cost of sales should not be considered an alternative to cost of sales or any other measure of financial performance or liquidity presented in accordance with GAAP. Cash cost of sales excludes some, but not all, items that affect cost of sales, and our presentation may vary from the presentations of other companies. As a result, cash cost of sales as presented below may not be comparable to similarly titled measures of other companies. For a reconciliation of cash cost of sales to total cost of sales, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, please read “Prospectus Summary—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures—Cash Cost of Sales.”

Adjusted EBITDA

We define Adjusted EBITDA as net loss before net interest expense, income tax expense (benefit), depreciation and depletion, net reorganization items, gain on extinguishment of debt, restructuring costs, asset impairment charges, transaction and other costs, Mine No. 4 idle costs, VEBA contributions, non-cash stock compensation expense and non-cash asset retirement obligation accretion. Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to Adjusted EBITDA is net loss. Adjusted EBITDA should not be considered an alternative to net income or loss or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments excludes some, but not all, items that affect net loss and our presentation of Adjusted EBITDA may vary from that presented by other companies. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, please read “Prospectus Summary—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures—Adjusted EBITDA.”

Results of Operations

The results of operations, cash flows and financial condition for the Predecessor and Successor periods reflect different bases of accounting due to the impact of the Asset Acquisition on the financial statements.

To aid the reader in understanding the results of operations of each of these distinctive periods, we have provided the following discussion of our historical results for the nine months ended December 31, 2016 (Successor), the three months ended March 31, 2016 (Predecessor), and the year ended December 31, 2015 (Predecessor).

We have supplemented our discussion of historical results with an analysis of the results of operations for the year ended December 31, 2016 and the year ended December 31, 2015 on a pro forma basis, reflecting the pro forma assumptions and adjustments described in the unaudited pro forma condensed combined statements of operations and the notes thereto included elsewhere in this prospectus as if the Asset Acquisition had occurred on January 1, 2015. We believe presenting this supplemental pro forma information is beneficial to the reader because the Asset Acquisition affects the comparability of the financial information for the historical periods presented. We believe this supplemental pro forma presentation provides the reader with additional information to analyze our financial results.

Nine Months Ended December 31, 2016 (Successor)

The following table summarizes certain financial information relating to our operating results that have been derived from our audited financial statements for the nine months ended December 31, 2016 (Successor).

	Successor	% of Total Revenues
(in thousands)	For the nine months ended December 31, 2016
Revenues:
Sales	$276,560	92.9%
Other revenues	21,074	7.1%

Total revenues	297,634	100.0%
Costs and expenses:
Cost of sales (exclusive of items shown separately below)	244,723	82.2%
Cost of other revenues (exclusive of items shown separately below)	19,367	6.5%
Depreciation and depletion	47,413	15.9%
Selling, general and administrative	20,507	6.9%
Transaction and other costs	13,568	4.6%

Total costs and expenses	345,578	116.1%

Operating loss	(47,944)	(16.1)%
Interest expense, net	(1,711)	(0.6)%

Loss before income taxes	(49,655)	(16.7)%
Income tax benefit	18	—%

Net loss	$(49,673)	(16.7)%

Sales and cost of sales components on a per unit basis for the nine months ended December 31, 2016 (Successor) were as follows:

Successor
For the nine months ended December 31, 2016
Met Coal
Metric tons sold (metric tons in thousands)	2,391
Average selling price per metric ton	$115.67
Cash cost of sales per metric ton	$82.84

Total revenues were $297.6 million for the nine months ended December 31, 2016.

Sales were $276.6 million for the nine months ended December 31, 2016, and were comprised of met coal sales of 2.4 million metric tons at an average selling price of $115.67 per metric ton. Substantially all of these sales came from Mine No. 7 as Mine No. 4 was idled in early 2016 and reinitiated operations in August of 2016. Also, we restarted a second longwall in Mine No. 7 in October 2016. Our sales were negatively impacted by roof instability issues experienced at Mine No. 7. Beginning in October of 2016, we completed mining on the longwall panel where we experienced the roof instability issues and began production on a new longwall panel.

Other revenues were $21.1 million, and were comprised of revenue derived from our natural gas operations, as well as earned royalty revenue. Cost of other revenues was $19.4 million, representing 6.5% of total revenues and 91.9% of other revenues.

Cost of sales (exclusive of items shown separately below) was $244.7 million, or 82.2% of total revenues, and was primarily comprised of met coal sales of 2.4 million metric tons at an average cash cost of sales of $82.84 per metric ton. Our cash cost of sales was negatively impacted by the previously mentioned roof instability issues at Mine No. 7, carrying costs of $8.7 million for the idled Mine No. 4, the $25.0 million VEBA contribution and an increase in royalty expenses due to an increase in our realized sales price.

Depreciation and depletion was $47.4 million, or 15.9% of total revenues, and was primarily related to depreciation of machinery and equipment and depletion of mineral interests.

Selling, general and administrative expenses were $20.5 million, or 6.9% of total revenues, reflecting the benefits of a restructured business without the legacy costs and liabilities which were not assumed in the Asset Acquisition.

Transaction and other costs associated with the Asset Acquisition and this offering were $13.6 million, or 4.6% of total revenues, of which $10.5 million was comprised of professional fees incurred in connection with the Asset Acquisition and $3.1 million was comprised of professional fees incurred in connection with this offering.

Interest expense of $1.7 million, or 0.6% of total revenues, is comprised of interest on our security agreement and promissory note, and amortization of our ABL Facility origination fees.

Three Months Ended March 31, 2016 (Predecessor)

The following table summarizes certain financial information relating to the Predecessor’s operating results that have been derived from our audited financial statements for the three months ended March 31, 2016 (Predecessor).

	Predecessor
(in thousands)	For the three months ended March 31, 2016	% of Total Revenues
Revenues:
Sales	$65,154	91.3%
Other revenues	6,229	8.7%

Total revenues	71,383	100.0%
Costs and expenses:
Cost of sales (exclusive of items shown separately below)	72,297	101.3%
Cost of other revenues (exclusive of items shown separately below)	4,698	6.6%
Depreciation and depletion	28,958	40.6%
Selling, general and administrative	9,008	12.6%
Other postretirement benefits	6,160	8.6%
Restructuring cost	3,418	4.8%

Total costs and expenses	124,539	174.5%

Operating loss	(53,156)	(74.5)%
Interest expense, net	(16,562)	(23.2)%
Reorganization items, net	7,920	11.1%

Loss before income taxes	(61,798)	(86.6)%
Income tax expense	18	—%

Net loss	$(61,816)	(86.6)%

Sales and cost of sales components on a per unit basis for the three months ended March 31, 2016 (Predecessor) were as follows:

Predecessor
For the three months ended March 31, 2016
Met Coal
Metric tons sold (metric tons in thousands)	777
Average selling price per metric ton	$83.85
Cash cost of sales per metric ton	$69.74

Total revenues were $71.4 million for the three months ended March 31, 2016.

Sales were $65.2 million for the three months ended March 31, 2016, and were comprised of met coal sales of 0.8 million metric tons at an average selling price of $83.85 per metric ton.

Other revenues were $6.2 million, and were comprised of revenue derived from our natural gas operations, as well as earned royalty revenue. Cost of other revenues was $4.7 million, representing 6.6% of total revenues and 75.4% of other revenues.

Cost of sales (exclusive of items shown separately below), was $72.3 million, or 101.3% of total revenues, and was primarily comprised of met coal sales of 0.8 million metric tons at an average cash cost of sales of $69.74 per metric ton. Our cost of sales were negatively impacted by carrying costs of $10.2 million for the idled Mine No. 4.

Depreciation and depletion expense was $29.0 million, or 40.6% of total revenues, and was primarily related to depreciation of machinery and equipment and mine development costs.

Selling, general and administrative expenses were $9.0 million, or 12.6% of total revenues, and were primarily comprised of employee salaries and benefits.

Other postretirement benefits were $6.2 million, or 8.6% of total revenues, and represent postretirement healthcare benefits of the Predecessor.

Restructuring cost of $3.4 million, or 4.8% of total revenues, resulted from the Predecessor idling Mine No. 4 and workforce reductions at both Mine No. 4 and Mine No. 7 and corporate headquarters due to the continued decline in met coal prices.

Interest expense of $16.6 million, or 23.2% of total revenues, represents interest on liabilities subject to compromise, which were attributed to the Predecessor.

Reorganization items, net, was $7.9 million, or 11.1% of total revenues, and was comprised of an allocation of corporate professional fees incurred by the Predecessor in relation to the Chapter 11 Cases of $11.0 million offset by rejected executory contracts and leases of $18.9 million.

An income tax expense of $18.0 thousand was recognized for the three months ended March 31, 2016 as a result of the recognition of a full valuation allowance.

Year Ended December 31, 2015 (Predecessor)

The following table summarizes certain financial information relating to the Predecessor’s operating results that have been derived from our audited combined financial statements for the year ended December 31, 2015 (Predecessor).

	Predecessor
(in thousands)	For the year ended December 31, 2015	% of Total Revenues
Revenues:
Sales	$514,334	94.4%
Other revenues	30,399	5.6%

Total revenues	544,733	100.0%
Costs and expenses:
Cost of sales (exclusive of items shown separately below)	601,545	110.4%
Cost of other revenues (exclusive of items shown separately below)	27,442	5.0%
Depreciation and depletion	123,633	22.7%
Selling, general and administrative	38,922	7.1%
Other postretirement benefits	30,899	5.7%
Restructuring costs	13,832	2.5%
Asset impairment charges	27,986	5.1%

Total costs and expenses	864,259	158.7%

Operating loss	(319,526)	(58.7)%
Interest expense, net	(51,077)	(9.4)%
Gain on extinguishment of debt	26,968	5.0%
Reorganization items, net	(7,735)	(1.4)%

Loss before income taxes	(351,370)	(64.5)%
Income tax expense (benefit)	(40,789)	(7.5)%

Net loss	$(310,581)	(57.0)%

Sales and cost of sales components on a per unit basis for the year ended December 31, 2015 (Predecessor) were as follows:

Predecessor
For the year ended December 31, 2015
Met Coal
Metric tons sold (metric tons in thousands)	5,121
Average selling price per metric ton	$100.44
Cash cost of sales per metric ton	$112.96

Total revenues were $544.7 million for the year ended December 31, 2015.

Sales were $514.3 million for the year ended December 31, 2015, and were comprised of met coal sales of 5.1 million metric tons at an average selling price of $100.44 per metric ton.

Other revenues were $30.4 million, and were comprised of revenue derived from our natural gas operations, as well as earned royalty revenue. Cost of other revenues was $27.4 million, representing 5.0% of total revenues and 90.3% of other revenues.

Cost of sales (exclusive of items shown separately below) was $601.5 million, or 110.4% of revenues, and was primarily comprised of met coal sales of 5.1 million metric tons at an average cash cost of sales of $112.96 per metric ton.

Depreciation and depletion expense was $123.6 million, or 22.7% of total revenues, and was primarily related to depreciation of machinery and equipment and mine development costs.

Selling, general and administrative expenses were $38.9 million, or 7.1% of total revenues, and were primarily comprised of employee salaries and benefits and professional fees incurred in connection with the Chapter 11 Cases.

Other postretirement benefits were $30.9 million, or 5.7% of total revenues, and represent postretirement healthcare benefits of the Predecessor.

Restructuring costs of $13.8 million, or 2.5% of total revenues, resulting from the Predecessor idling Mine No. 4 and workforce reductions at both Mine No. 4 and Mine No. 7 as well as corporate headquarters due to the continued decline in in met coal prices.

Asset impairment charges of $28.0 million, or 5.1% of total revenues, represent an asset impairment recognized in the fourth quarter of 2015 associated with the Blue Creek Energy Mine as a result of management’s recoverability analysis.

Interest expense of $51.1 million, or 9.4% of total revenues, represents interest on liabilities subject to compromise which were attributed to the Predecessor.

On March 6, 2015, Walter Energy issued an aggregate of 8.65 million shares of its common stock in exchange for $66.7 million of its 8.50% Senior Notes due 2021 and recognized a net gain on extinguishment of debt of $58.6 million, of which $27.0 million, or 5.0% of total revenues, has been allocated to the Predecessor.

Reorganization items, net, was $7.7 million, or 1.4% of total revenues, and was comprised of an impairment of an intercompany receivable from Walter Energy Canada Holdings, Inc. of $13.6 million, which was acquired in the Asset Acquisition and an allocation of $19.3 million for corporate professional fees incurred in relation to the Chapter 11 Cases offset by rejected workers’ compensation liabilities of $22.2 million and executory contracts of $2.8 million.

An income tax benefit of $40.8 million was recognized for the year ended December 31, 2015.

Pro Forma Year Ended December 31, 2016 Compared to Pro Forma Year Ended December 31, 2015

Pro Forma Total Company

The following table summarizes certain supplemental pro forma financial information derived from our unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 and 2015 included elsewhere in this prospectus. The unaudited supplemental pro forma financial information below is presented because management believes it provides a meaningful comparison of operating results, however is should not be viewed as a substitute for the historical financial results of the Predecessor and the Successor presented in accordance with GAAP.

	Pro Forma
	Predecessor/ Successor		Predecessor
	For the year ended December 31, 2016	% of pro forma total revenues	For the year ended December 31, 2015	% of pro forma total revenues	$ Change	% Change
	(in thousands)
Revenues:
Sales	$341,714	92.6%	$514,334	94.4%	$(172,620)	(33.6)%
Other revenues	27,303	7.4%	30,399	5.6%	(3,096)	(10.2)%

Total revenues	369,017	100.0%	544,733	100.0%	(175,716)	(32.3)%

Costs and expenses:
Cost of sales (exclusive of items shown separately below)	315,563	85.5%	582,441	106.9%	(266,878)	(45.8)%
Cost of other revenues (exclusive of items shown separately below)	24,065	6.5%	27,442	5.0%	(3,377)	(12.3)%
Depreciation and depletion	58,950	16.0%	66,028	12.1%	(7,078)	(10.7)%
Selling, general and administrative	29,515	8.0%	38,922	7.1%	(9,407)	(24.2)%
Restructuring costs	3,418	0.9%	13,832	2.5%	(10,414)	(75.3)%
Asset impairment charges	—	—%	27,986	5.1%	(27,986)	(100.0)%

Total costs and expenses	431,511	116.9%	756,651	138.9%	(325,140)	(43.0)%

Operating loss	(62,494)	(16.9)%	(211,918)	(38.9)%	149,424	(70.5)%
Interest expense, net	(2,243)	(0.6)%	(2,243)	(0.4)%	—	—%

Loss before income taxes	(64,737)	(17.5)%	(214,161)	(39.3)%	149,424	(69.8)%
Income tax expense	36	—%	(40,789)	(7.5)%	40,825	(100.1)%

Net loss	$(64,773)	(17.6)%	$(173,372)	(31.8)%	$108,599	(62.6)%

Pro forma sales and cost of sales components on a per unit basis for the year ended December 31, 2016 and 2015, were as follows:

	Pro Forma
	Predecessor/ Successor	Predecessor
	For the year ended December 31, 2016	For the year ended December 31, 2015
Met Coal
Metric tons sold (metric tons in thousands)	3,168	5,121
Average selling price per metric ton	$107.86	$100.44
Cash cost of sales per metric ton	$79.17	$109.23

Pro forma total revenues decreased by $175.7 million, or 32.3%, to $369.0 million for the year ended December 31, 2016 compared to $544.7 million for the year ended December 31, 2015. The decrease is primarily attributable to a decrease in metric tons of coal sold due to a reduction in metric tons of coal produced as a result of the idling of Mine No. 4, which reinitiated operations in August of 2016.

Pro forma sales decreased by $172.6 million, or 33.6%, to $341.7 million for the year ended December 31, 2016 compared to $514.3 million for the year ended December 31, 2015. The decrease is primarily attributable to a decrease in metric tons of coal sold due to a reduction in metric tons of coal produced as a result of the idling of Mine No. 4. Our pro forma sales for the year ended December 31, 2016 were comprised of met coal sales of 3.2 million metric tons at an average selling price of $107.86 per metric ton compared to met coal sales of 5.1 million metric tons at an average selling price of $100.44 per metric ton for the year ended December 31, 2015.

Pro forma other revenues decreased by $3.1 million, or 10.2%, to $27.3 million for the year ended December 31, 2016 compared to $30.4 million for the year ended December 31, 2015. The decrease is primarily due to a loss recognized in the fair value adjustment of our gas derivative instrument, and to a lesser extent, lower sales prices of natural gas extracted as a byproduct from our underground coal mines.

Pro forma cost of sales (exclusive of items shown separately below) decreased by $266.9 million, or 45.8%, to $315.6 million for the year ended December 31, 2016 compared to $582.4 million for the year ended December 31, 2015. The decrease is attributable to a reduction in metric tons of coal produced as a result of the idling of Mine No. 4 and a reduction in our average cash cost of sales per metric ton in connection with our cost containment initiatives. Our pro forma cost of sales for the year ended December 31, 2016 were comprised of met coal sales of 3.2 million metric tons at an average cash cost of sales of $79.17 per metric ton compared to met coal sales of 5.1 million metric tons at an average cash cost of sales of $109.23 per metric ton for the year ended December 31, 2015. The significant decrease in average cash cost of sales is primarily due to cost savings achieved as a result of our new initial CBA of approximately $13.40 per metric ton, our new flexible mine plan of approximately $10.05 per metric ton and reduced transportation costs of approximately $6.61 per metric ton.

Pro forma cost of other revenues (exclusive of items shown separately below) decreased by $3.4 million, or 12.3%, to $24.1 million for the year ended December 31, 2016 compared to $27.4 million for the year ended December 31, 2015 primarily due to cost savings achieved through the Asset Acquisition.

Pro forma depreciation and depletion expense decreased by $7.1 million, or 10.7%, to $58.9 million for the year ended December 31, 2016 compared to $66.0 million for the year ended December 31, 2015 primarily due to depreciation expense associated with assets that had a one year useful life as a result of the valuation performed in connection with the Asset Acquisition ($6.5 million) and a $0.6 million decrease in depletion expense due to decreased production in 2016 compared to 2015.

Pro forma selling, general and administrative expenses decreased by $9.4 million, or 24.2%, to $29.5 million for the year ended December 31, 2016 compared to $38.9 million for the year ended December 31, 2015. The decrease of $9.4 million is attributable to the closure of our corporate offices located in Hoover, Alabama as well as significant reductions in corporate salaried employees.

Pro forma restructuring costs decreased by $10.4 million, or 75.3%, to $3.4 million for the year ended December 31, 2016 compared to costs of $13.8 million for the year ended December 31, 2015. The decrease is primarily attributable to a reduction in severance costs.

Pro forma asset impairment charges were $28.0 million for the year ended December 31, 2015, due to an impairment recognized in the fourth quarter of 2015 associated with the Blue Creek Energy Mine as a result of management’s recoverability analysis. There were no impairments recorded in 2016.

Pro forma interest expense was $2.2 million for the year ended December 31, 2016 compared to $2.2 million for the year ended December 31, 2015.

Pro forma income tax increased by $40.8 million for the year ended December 31, 2015. The increase is attributable to the recognition of a full valuation allowance for the year ended December 31, 2016.

Liquidity and Capital Resources

Overview

Our sources of cash have been coal and natural gas sales to customers, proceeds received from the Rights Offerings and access to our ABL Facility. Our primary uses of cash have been for funding the operations of our coal and natural gas production operations, our capital expenditures, our reclamation obligations, professional fees and other costs incurred in connection with the Asset Acquisition. In addition, we will use available cash on hand to pay the Special Distribution, which will reduce cash and cash equivalents.

Going forward, we may need cash to fund operating activities, working capital, capital expenditures, and strategic investments. Our ability to fund our capital needs going forward will depend on our ongoing ability to generate cash from operations and borrowing availability under the ABL Facility, and, in the case of any future strategic investments or capital expenditures, our ability to access the debt and equity markets to raise additional capital. We believe that our future cash flow from operations, together with cash on our balance sheet after the Special Distribution and borrowing availability under our ABL Facility, will provide adequate resources to fund our planned operating and capital expenditure needs for at least the next twelve months.

If our cash flows from operations are less than we require, we may need to incur additional debt or issue additional equity. From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe we can currently finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be affected by many factors, including: (i) our credit ratings, (ii) the liquidity of the overall capital markets, (iii) the current state of the global economy and (iv) restrictions in our ABL Facility and any other existing or future debt agreements. There can be no assurance that we will have or continue to have access to the capital markets on terms acceptable to us. See “Risk Factors” included elsewhere in this prospectus for further discussion.

Our available liquidity as of December 31, 2016 was $192.3 million, consisting of cash and cash equivalents of $150.0 million and $42.3 million available under our ABL Facility. We currently do not have any outstanding borrowings under the ABL Facility. For the nine months ended December 31, 2016, cash flows used in operating activities were $9.2 million, cash flows used in investing activities were $30.9 million and cash flows provided by financing activities were $192.7 million.

Statements of Cash Flows

Cash balances were $150.0 million and $79.8 million at December 31, 2016 and December 31, 2015, respectively.

The following table sets forth, a summary of the net cash provided by (used in) operating, investing and financing activities for the period (in thousands):

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Net cash used in operating activities	$(9,187)	$(40,698)	$(131,818)
Net cash used in investing activities	(30,884)	(5,422)	(64,249)
Net cash provided by (used in) financing activities	192,727	(6,240)	(147,145)

Net increase (decrease) in cash and cash equivalents and restricted cash	$152,656	$(52,360)	$(343,212)

Operating Activities

Net cash flows from operating activities consist of net income (loss) adjusted for noncash items, such as depreciation and depletion of property, plant and equipment and mineral interests, deferred income tax expense (benefit), stock-based compensation, non-cash reorganization items, amortization of debt issuance costs and debt discount, gain on extinguishment of debt, asset impairment charges, accretion of asset retirement obligations and changes in net working capital. The timing between the conversion of our billed and unbilled receivables into cash from our customers and disbursements to our vendors is the primary driver of changes in our working capital.

Net cash used in operating activities was $9.2 million for the nine months ended December 31, 2016, and was primarily attributed to a net loss of $49.7 million adjusted for depreciation and depletion expense of $47.4 million, amortization of debt issuance costs and debt discount of $1.2 million and accretion of asset retirement obligations of $2.8 million, offset by a net decrease in our working capital of $17.7 million. The decrease in our working capital was primarily driven by effects of the Asset Acquisition, an increase in trade accounts receivable offset by an increase in accrued expenses and other current liabilities as a result of an increase in sales and an increase in operating costs associated with the reinitiation of Mine No. 4 operations in August of 2016.

Net cash used in operating activities was $40.7 million for the three months ended March 31, 2016, and was primarily attributed to a net loss of $61.8 million adjusted for depreciation and depletion expense of $29.0 million, non-cash reorganization items of $18.9 million, amortization of debt issuance costs and debt discount of $10.2 million and accretion of asset retirement obligations of $1.2 million, offset partially by a net decrease in our working capital of $1.6 million. The net decrease in our working capital was primarily driven by higher disbursements for accounts payable and accrued expenses and other current liabilities in the period associated with our purchases from vendors, partially offset by a decrease in trade accounts receivable.

Net cash used in operating activities was $131.8 million for the year ended December 31, 2015, and was primarily attributed to a net loss of $310.6 million adjusted for depreciation and depletion expense of $123.6 million, deferred income tax benefit of $40.8 million, stock based compensation expense of $4.0 million, non-cash reorganization items of $11.6 million, amortization of debt issuance costs and debt discount of $6.8 million, gain on extinguishment of debt of $27.0 million, asset impairment charges of $28.0 million and accretion of asset retirement obligations of $4.3 million, and a net increase in our working capital of $102.3 million. The increase in our working capital was primarily driven by lower disbursements for accounts payable and accrued expenses and other current liabilities in the period associated with our purchases from vendors, as well as a decrease in trade accounts receivable and inventories as a result of lower production and sales volumes due to the decline in met coal prices during the period.

Investing Activities

Net cash used in investing activities was $30.9 million for the nine months ended December 31, 2016, primarily as a result of the cash used in connection with the Asset Acquisition and the purchase of U.S. Treasury bills posted as collateral for the self-insured black lung claims that were assumed in the Asset Acquisition of $17.5 million. Net cash used in investing activities was $5.4 million for the three months ended March 31, 2016, primarily due to purchases of property, plant and equipment. Net cash used in investing activities for the year ended December 31, 2015 was $64.2 million, primarily due to purchases of property, plant and equipment.

Financing Activities

Net cash provided by financing activities was $192.7 million for the nine months ended December 31, 2016, primarily due to the proceeds received from the Rights Offerings offset by payments of debt issuance costs. Cash flows from financing activities for Predecessor periods primarily represent net transfers to/from Walter Energy and net payments on debt. As cash and the financing of our Predecessor’s operations have historically been managed by Walter Energy, the components of net transfers to/from Walter Energy include cash transfers from us to Walter Energy and payments by Walter Energy to settle our obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.

ABL Facility

On April 1, 2016, we entered into the ABL Facility with certain lenders and Citibank, N.A. (together with its affiliates, “Citibank”), as administrative agent and collateral agent, with an aggregate lender commitment of up to $50.0 million, at any time outstanding, subject to borrowing base availability. On January 23, 2017, we entered into Amendment No. 1 to Asset-Based Revolving Credit Agreement to, among other things, (i) increase the aggregate lender commitment to $100 million, (ii) reduce the applicable interest rate margins by 100 basis points (“bps”), (iii) permit the corporate conversion and (iv) allow this offering to be consummated without triggering a change of control.

Under the ABL Facility, up to $10 million of the commitments may be used to incur swingline loans from Citibank and up to $50 million of the commitments may be used to issue letters of credit. The ABL Facility will mature on April 1, 2019. As of December 31, 2016, no amounts were outstanding under our ABL Facility.

Revolving loan (and letter of credit) availability under the ABL Facility is subject to a borrowing base, which at any time is equal to the sum of certain eligible billed and unbilled accounts, certain eligible inventory, certain eligible supplies inventory and qualified cash, in each case, subject to specified advance rates. The borrowing base availability is subject to certain reserves, which may be established by the agent in its reasonable credit discretion. The reserves may include rent reserves, lower of cost or market reserve, port charges reserves and any other reserves that the agent determines in its reasonable credit judgment to the extent such reserves relate to conditions that could reasonably be expected to have an adverse effect on the value of the collateral included in the borrowing base. At December 31, 2016, we had $42.3 million of availability under the ABL Facility.

The obligations of the borrowers under the ABL Facility are guaranteed by each of our subsidiaries, and secured by substantially all of our assets. Borrowings under the ABL Facility bear interest at a rate equal to LIBOR plus an applicable margin, which is determined based on the average availability of the commitments under the ABL Facility, and ranged from 300 bps to 350 bps as of December 31, 2016 and subsequent to Amendment No. 1 to the ABL Facility dated January 23, 2017 (the “First Amendment”) ranges from 200 bps to

250 bps. In addition to paying interest on the outstanding borrowings under the ABL Facility, we are required to pay a fee in respect of unutilized commitments, which is based on the availability of the commitments under the ABL Facility, ranging from 25 bps to 37.5 bps. We are also required to pay a fee on amounts available to be drawn under outstanding letters of credit under the ABL Facility at a rate not in excess of 250 bps, and certain administrative fees.

We are able to voluntarily repay outstanding loans and reduce unused commitments, in each case, in whole or in part, at any time without premium or penalty. We are required to repay outstanding loans and cash collateralize letters of credit anytime the outstanding loans and letters of credit exceed the maximum availability then in effect. We are also required to use net proceeds from certain significant asset sales to repay outstanding loans, but may re-borrow following such prepayments if the conditions to borrowings are met.

The ABL Facility contains customary covenants for asset-based credit agreements of this type, including among other things: (i) requirements to deliver financial statements, other reports and notices; (ii) restrictions on the existence or incurrence of certain indebtedness; (iii) restrictions on the existence or incurrence of certain liens; (iv) restrictions on making certain restricted payments; (v) restrictions on making certain investments; (vi) restrictions on certain mergers, consolidations and asset dispositions; (vii) restrictions on certain transactions with affiliates; and (viii) restrictions on modifications to certain indebtedness. Additionally, the ABL Facility contains a springing fixed charge coverage ratio of not less than 1.00 to 1.00, which ratio is tested if availability under the ABL Facility is less than a certain amount. Subject to customary grace periods and notice requirements, the ABL Facility also contains customary events of default.

The actual fixed charge covenant ratio for the nine months ended December 31, 2016 was 24.17:1.00.

We were in compliance with all applicable covenants under the ABL Facility as of December 31, 2016.

On March 24, 2017, we entered into the Second Amendment to modify certain terms relating to the restricted payment covenant, which provides the Company with improved flexibility to pay dividends, including the Special Distribution.

Promissory Note

As of December 31, 2016, we had debt outstanding of $6.6 million, $2.8 million of which was classified as current, which represents a security agreement and promissory note assumed in the Asset Acquisition. The promissory note matures on March 31, 2019 and bears a fixed interest rate of 4.00% per annum. We are required to make periodic payments of principal and interest over the term of the promissory note. The promissory note is secured by the underground mining equipment it was used to purchase.

Voluntary Employee Beneficiary Association

In connection with the Asset Acquisition, we entered into a new initial CBA with the UMWA pursuant to which we agreed to contribute $25.0 million to a VEBA trust to be formed and administered by the UMWA. We paid $20.8 million in installments during the nine months ended December 31, 2016. Required contributions to the VEBA during fiscal year 2017 are expected to be approximately $4.2 million. Contributions to the VEBA are non-recurring in nature and were immediately expensed and included within cost of sales in the Statements of Operations.

Restricted Cash

As of December 31, 2016, restricted cash included $2.6 million in other long-term assets in the Balance Sheet which represents amounts funded to an escrow account as collateral for coal royalties due under certain underground coal mining lease contracts.

Short-Term Investments

During the nine months ended December 31, 2016, we purchased $17.5 million in United States Treasury bills with a maturity of six months. These Treasury bills were posted as collateral for the self-insured black lung related claims asserted by or on behalf of former employees of Walter Energy and its subsidiaries, which were assumed in the Asset Acquisition and relate to periods prior to March 31, 2016.

Capital Expenditures

Our mining operations require investments to maintain, expand, upgrade or enhance our operations and to comply with environmental regulations. Maintaining and expanding mines and related infrastructure is capital intensive. Specifically, the exploration, permitting and development of met coal reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require ongoing capital expenditures. While a significant amount of the capital expenditures required at our mines has been spent, we must continue to invest capital to maintain our production. In addition, any decisions to increase production at our mines or to develop the high-quality met coal recoverable reserves at our Blue Creek Energy Mine in the future could also affect our capital needs or cause future capital expenditures to be higher than in the past and/or higher than our estimates.

To fund our capital expenditures, we will be required to use cash from our operations, incur debt or sell equity securities. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our current or future debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control.

Our capital expenditures were $11.5 million for the nine months ended December 31, 2016, $5.4 million for the three months ended March 31, 2016 and $65.0 million for the year ended December 31, 2015. Capital expenditures for these periods primarily related to investments required to maintain our property, plant and equipment. We evaluate our spending on an ongoing basis in connection with our mining plans and the prices of met coal taking into consideration the funding available to maintain our operations at optimal production levels.

We have a significant capital investment program underway in 2017 to upgrade all key production equipment to further improve efficiency and reliability. Our capital spending is expected to range from $12 to $15 million in the first quarter of 2017 (consisting of sustaining capital expenditures expected to range from $10 to $12 million and discretionary capital expenditures expected to range from $2 to $3 million) and from $97 to $117 million for the full year 2017 (consisting of sustaining capital expenditures expected to range from $61 to $65 million and discretionary capital expenditures expected to range from $36 to $52 million), including discretionary spending that had been deferred in prior years due to the low met coal pricing environment. These amounts do not include any potential spending associated with our Blue Creek Energy Mine should we decide to develop it for production.

Selected 2017 Targeted Operating Metrics

Subsequent to the Asset Acquisition on March 31, 2016, we operated our mines at lower rates of production and sold lower volumes of met coal when compared to our recent history until the latter part of 2016. We restarted operations at Mine No. 4 in August 2016 and restarted a second longwall at Mine No. 7 in October 2016 in response to a rising market price for met coal and our lower cost structure. As we expect to continue to ramp up production at our mines in 2017, we have established targeted operating metrics that are higher than our 2016 operating results. We are targeting sales in a range of 1.0 to 1.1 million metric tons for the first quarter of 2017 and of 5.0 to 5.4 million metric tons for the full year 2017. As we ramp up our production and sales volumes in the first quarter of 2017, we are targeting cost of sales free-on-board at the Port of Mobile per metric ton in a range of $109 to $118 in the first quarter of 2017 and of $98 to $106 per metric ton for the full year 2017. Our targeted cost of sales for the first quarter of 2017 will be higher than our expected run rate cash cost of sales in periods after 2017 as a result of (i) our hiring additional employees ahead of planned production increases through the balance of 2017 as we are ramping up production and (ii) the variable elements of our cost structure that increase with an increase in the HCC benchmark price ($285 per metric ton in the first quarter of 2017). Our targeted cost of sales is not adjusted for non-cash items, if any, that we may exclude for purposes of presenting cash cost of sales as any such adjustments would be based on the costs incurred to produce and sell free-on-board at the Port of Mobile met coal at that time and therefore these items, if any, are not able to be reflected in our targeted operating metrics. These selected operating metrics represent our targets and are not projections or forecasts of our performance for any quarterly or annual period in the year ending December 31, 2017 or any other future periods. The selected targeted operating metrics are subject to significant uncertainties and based on management’s assumptions with respect to future decisions and circumstances, including, for example, commodity prices, which are subject to change. Please read “Risk Factors—Risks Related to Our Business—We may not achieve our targeted operating metrics” and “Cautionary Note Regarding Forward-Looking Statements.”

Contractual Obligations

The following is a summary of our significant contractual obligations at December 31, 2016. As of the date of this prospectus, since December 31, 2016, no material transactions have occurred that would materially affect the following schedule.

	Payments due by Year
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Promissory note (principal and interest)(1)	$6,884	$3,060	$3,824	$—	$—
Minimum throughput obligations(2)	312,066	35,635	71,683	72,248	132,500
Royalty obligations(3)	90,953	4,835	10,684	10,324	65,110
Black lung obligations(4)	85,134	1,524	4,139	3,950	75,521
Asset retirement obligations(4)	155,978	9,575	11,269	16,161	118,973
VEBA obligations(5)	4,167	4,167	—	—	—

Total contractual obligations	$655,182	$58,796	$101,599	$102,683	$392,104

(1)	Represents a security agreement and promissory note assumed in the Asset Acquisition. The agreement was entered into for the purchase of underground mining equipment. The promissory note matures on March 31, 2019, has a fixed interest rate of 4.00% per annum and is secured by the underground mining equipment it was used to purchase.
(2)	Represents minimum throughput obligations with our rail and port providers.
(3)	We have obligations on various coal and land leases to prepay certain amounts, which are recoupable in future years when mining occurs.
(4)	Represents estimated costs for black lung and asset retirement obligations, which have been presented on an undiscounted basis.
(5)	We entered into a new initial CBA with the UMWA pursuant to which we agreed to contribute $25.0 million to a VEBA trust formed and administered by the UMWA. The remaining obligation of $4.2 million will be paid within one year.

Off-Balance Sheet Arrangements

In the ordinary course of our business, we are required to provide surety bonds and letters of credit to provide financial assurance for certain transactions and business activities. Federal and state laws require us to obtain surety bonds or other acceptable security to secure payment of certain long-term obligations including mine closure or reclamation costs and other miscellaneous obligations. As of December 31, 2016, we had outstanding surety bonds and letters of credit with parties for post-mining reclamation at all of our U.S. mining operations totaling $38.2 million, and $2.1 million for miscellaneous purposes.

Critical Accounting Policies and Estimates

The financial statements are prepared in conformity with GAAP, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses in the period presented. Management evaluates these estimates and assumptions on an ongoing basis, using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from management’s estimates.

We believe the following discussion addresses our most critical accounting estimates, which are those that are most important to the presentation of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are based upon management’s historical experience and on various other assumptions that we believe reasonable under the circumstances. Changes in estimates used in these and other items could have a material impact on our audited and unaudited condensed financial statements. Our significant accounting policies are described in Note 2 to our unaudited condensed financial statements included elsewhere in this prospectus.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits us, as an “emerging growth company”, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have irrevocably opted out of the extended transition period. As a result, we will comply with new or revised accounting standards applicable to public companies as required when they are adopted.

Purchase Price Allocation of Acquisitions

The application of the acquisition method of accounting for business combinations requires the use of significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate the purchase price consideration. The purchase price of an acquired business is allocated to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. All available information is used to estimate fair values including quoted market prices, the carrying value of acquired assets, and widely accepted valuation techniques, such as discounted cash flows. Third-party appraisal firms are engaged to assist in fair value determination of inventories, mineral interests, property, plant and equipment and any other significant assets or liabilities, including asset retirement obligations and black lung liabilities, when appropriate. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, could materially impact our results of operations.

Coal Reserves

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors that are beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled by our internal engineers and geologists or third-party consultants. A number of sources of information are used to determine accurate recoverable reserve estimates including:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	previously completed geological and reserve studies;

•	assumptions governing future prices; and

•	future operating costs.

Some of the factors and assumptions, which will change from time to time, that impact economically recoverable reserve estimates include, among other factors:

•	mining activities;

•	new engineering and geological data;

•	acquisition or divestiture of reserve holdings; and

•	modification of mining plans or mining methods.

Each of these factors may vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to reserves will likely vary from estimates and these variances may be material. Variances could affect our projected future revenues and expenditures, as well as the valuation of coal reserves and depletion rates. As of December 31, 2016, we had 219.5 million metric tons of proven and probable coal reserves.

Asset Retirement Obligations

Our asset retirement obligations primarily consist of spending estimates to reclaim surface lands and supporting infrastructure at both surface and underground mines in accordance with applicable reclamation laws in the United States as defined by each mining permit. Significant reclamation activities include reclaiming refuse piles and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at underground mines. Asset retirement obligations are determined for each mine using various estimates and assumptions, including estimates of disturbed acreage as determined from engineering data, estimates of future costs to reclaim the disturbed acreage and the timing of related cash flows, discounted using a credit-adjusted, risk-free rate. On at least an annual basis, we review our entire asset retirement obligation liability and make necessary adjustments for permit changes, the anticipated timing of mine closures, and revisions to cost estimates and productivity assumptions to reflect current experience. As changes in estimates occur, the carrying amount of the obligation and asset are revised to reflect the new estimate after applying the appropriate credit-adjusted, risk-free discount rate. If our assumptions differ from actual experience, or if changes in the regulatory environment occur, our actual cash expenditures and costs that we incur could be materially different than currently estimated. At December 31, 2016, we had recorded asset retirement obligation liabilities of $99.1 million, including $3.1 million reported as current.

Black Lung

We also have significant liabilities for uninsured miners’ black lung benefit liabilities that were assumed in connection with the Asset Acquisition. The recorded amounts of these liabilities are based on estimates of loss from individual claims and on estimates of incurred but not reported claims determined on an actuarial basis from historical experience using assumptions regarding rates of successful claims, benefit increases and mortality rates.

Black lung benefit liabilities are also affected by discount rates used. Changes in the frequency or severity of losses from historical experience and changes in discount rates or actual losses on individual claims that differ materially from estimated amounts could affect the recorded amount of these liabilities.

Income Taxes

As a result of the Asset Acquisition, we have significant federal NOLs of approximately $2.2 billion, which expire predominantly in 2034 through 2036. We also have significant state NOLs of approximately $2.5 billion, which expire predominantly in 2029 through 2031.

We believe the utilization of these NOLs, subject to certain limitations, will significantly reduce the amount of federal and state income taxes payable by us for the foreseeable future as compared to what we would have had to pay at the statutory rates without these NOL benefits. Under Section 382 of the Code, these NOLs could be subject to annual limitations and further limitations, as described below, if we were to undergo a subsequent ownership change in the future. To the extent we have taxable income in the future and can utilize these NOL carryforwards, subject to certain limitations, to reduce taxable income, our cash taxes will be significantly reduced in those future years. Notwithstanding the above, even if all of our regular U.S. Federal income tax liability for a given year is reduced to zero by virtue of utilizing our NOL, we may still be subject to the U.S. Federal Alternative Minimum Tax and to state, local or other non-Federal income taxes. See “Risk Factors—Risks Related to Our Business—We may be unable to generate sufficient taxable income from future operations, or other circumstances could arise, which may limit our ability to utilize our significant tax NOLs fully or maintain our deferred tax assets.”

GAAP requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance if it is “more likely than not” that some portion or the entire deferred tax asset will not be realized. As of December 31, 2015, the Predecessor had valuation allowances totaling $139.5 million primarily for deferred tax assets not expected to provide future tax benefits. In our evaluation of the need for a valuation allowance on our U.S. deferred tax assets, we considered all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, carryback of future period losses to prior periods, projected future taxable income, tax planning strategies and recent financial performance. Based on our review of all positive and negative evidence, including a three year U.S. cumulative pre-tax loss, we concluded that a valuation allowance should be recorded against our deferred tax assets that are not expected to be realized through future sources of taxable income generated from carrybacks of future period losses, scheduled reversals of deferred tax liabilities and tax planning strategies. As a result, a valuation allowance was recorded to reflect the portion of the U.S. federal and state deferred tax assets that are not likely to be realized based upon all available evidence. If we later determine that we will more likely than not realize all, or a portion, of the U.S. deferred tax assets, we will reverse the valuation allowance in a future period. All future reversals of the valuation allowance would result in a tax benefit in the period recognized.

Accounting for the Impairment of Long-Lived Assets

Mineral interests, property, plant and equipment and other long-lived assets are reviewed for potential impairment annually or whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. We periodically evaluate whether events and circumstances have occurred that indicate possible impairment and, if so, assessing whether the asset net book values are recoverable from estimated future undiscounted cash flows. Testing long-lived assets for impairment after indicators of impairment have been identified is a two-step process. Step one compares the net undiscounted cash flows of an asset group to its carrying value. If the carrying value of an asset group exceeds the net undiscounted cash flows of that asset group, step two is performed whereby the fair value of the asset groups is estimated and compared to its carrying amount. The actual amount of an impairment loss to be recorded, if any, is equal to the amount by which the asset’s net book value exceeds its fair market value. Fair market value is generally based on the present values of estimated future cash flows in the absence of quoted market prices. Estimates of future undiscounted cash flows are based on assumptions including third-party global long-term pricing forecasts for each product, anticipated production volumes based on internal and external engineering estimates, capital spending, and operating costs for the life of the mine or estimated useful life of the asset. The estimates of operating cost include labor, fuel, explosives, supplies and similar other major components of mining or gas costs.

Due to market volatility associated with global met coal supply and demand as well as actual mine operating conditions experienced in the years being forecasted, it is possible that the estimate of undiscounted cash flows may change in the near term resulting in a potential need to write down the related assets to fair value, in particular the assets associated with purchased coal reserves. The undiscounted cash flows are dependent upon a number of significant management estimates about future performance and changes in any of these assumptions could materially impact the estimated undiscounted cash flows of our asset groups. The primary uncertainty however pertains to future sales prices. The uncertainty and variability in pricing are described in “Risk Factors” and the uncertainty and variability surrounding coal reserves are described in “Coal Reserve Information.”

Recently Adopted Accounting Standards

A summary of recently adopted accounting pronouncements is included in Note 2 to our audited financial statements included elsewhere in this prospectus.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain provisions of Section 302 of the Sarbanes-Oxley Act. Beginning with our annual report on Form 10-K for the year ending December 31, 2018 (subject to any change in applicable SEC rules), Section 404 of the Sarbanes-Oxley Act will require that we include management’s assessment of our internal control over financial reporting in our annual reports. In addition, Section 404 will require that our independent registered public accounting firm attest to our internal controls upon us ceasing to qualify for an exemption from the requirement to provide an auditor’s attestation on internal controls afforded to emerging growth companies under the JOBS Act.

Material Weaknesses in Internal Control Over Financial Reporting

Prior to the Asset Acquisition, we were a newly formed company that acquired its operating assets from Walter Energy, which had recently filed for bankruptcy. This resulted in our accounting and financial reporting function having limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of the financial statements of our Predecessor, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses resulted in material adjustments to the financial statements of our Predecessor which were corrected in the historical periods presented.

The two material weaknesses identified related to our Predecessor’s internal control over financial reporting:

•	Financial close processes: This material weakness relates to the Predecessor’s design and operation of the account balance reconciliation process, including the performance and preparation of accounting reconciliations and the adequacy of the review of such account balance reconciliations.

•	Process to estimate asset retirement obligation costs: This material weakness relates to the Predecessor’s calculation of asset retirement obligations and ineffective coordination between operational and accounting personnel to determine the appropriate asset retirement obligation.

Each of these material weaknesses could, among other things, adversely impact our ability to provide timely and accurate financial information or result in a misstatement of the account balances or disclosures that could result in a material misstatement to our annual or interim financial statements that would not be prevented or detected. Please see “Risk Factors—Risks Related to Our Business—We have material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which could cause investors to lose confidence in our financial reporting and, as a result, materially adversely affect the trading price of our common stock.”

At the time that the material weaknesses occurred, Walter Energy, the parent of our Predecessor, was in bankruptcy. Many of the employees directly involved in the Predecessor’s account reconciliation process and calculation of the asset retirement obligation had been terminated or had resigned. Many routine and non-routine functions were reassigned to a limited number of financial reporting personnel. Further, during this time, GAAP financial statements were not being prepared for purposes of public disclosure and filing with the SEC.

We are currently in the process of remediating these material weaknesses. Following the closing of the Asset Acquisition on March 31, 2016, our management implemented a new ERP system, re-designed certain controls and hired additional personnel, which includes a Chief Financial Officer (“CFO”) effective January 1, 2017, in order to improve our internal control over financial reporting. Management expects to make further changes to remediate the material weaknesses that have been identified. These matters have required, and will continue to require, a significant amount of management time, resources and money. Specific aspects of our remediation plan include:

•	the implementation of the new ERP system described above;

•	training users on our ERP system and associated controls;

•	redesigning and implementing internal controls over the account balance reconciliation process and the process of preparing estimates, including asset retirement obligations, which require significant judgment;

•	assessing competencies of accounting and finance personnel with responsibilities for financial accounting and reporting, and developing ongoing training programs;

•	recruiting and hiring accounting and finance personnel, including a new CFO, with the appropriate accounting and reporting technical skills to execute and support financial reporting responsibilities; and

•	recruiting and hiring additional finance personnel to support internal control documentation, testing and monitoring of controls.

We have devoted a significant amount of time and resources to the analysis and preparation of our financial statements. Accordingly, management believes that the financial statements, included elsewhere in this prospectus, fairly present in all material respects, our financial condition, results of operations and cash flows for the periods presented.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected or that judgments in decision-making are not based on faulty input.

Our independent registered public accounting firm has not yet performed an audit of our internal control over financial reporting and is not required to report on management’s assessment of our internal control over financial reporting until we are no longer an emerging growth company.

Qualitative and Quantitative Disclosures about Market Risk

Commodity Price Risk

We are exposed to commodity price risk on sales of coal. We sell most of our met coal under fixed price supply contracts primarily with pricing terms of three months and volume terms of up to one year. Sales commitments in the met coal market are typically not long-term in nature, and we are, therefore, subject to fluctuations in market pricing.

We enter into natural gas swap contracts to hedge the exposure to variability in expected future cash flows associated with the fluctuations in the price of natural gas related to the our forecasted sales. As of December 31, 2016, we had natural gas swap contracts outstanding with notional amounts totaling 7.9 billion British thermal units maturing in the fourth quarter of 2017. Our natural gas swap contracts economically hedge certain risk but are not designated as hedges for financial reporting purposes. All changes in the fair value of these derivative instruments are recorded as other revenues in the Statements of Operations.

We have exposure to price risk for supplies that are used directly or indirectly in the normal course of production, such as diesel fuel, steel, explosives and other items. We manage our risk for these items through strategic sourcing contracts in normal quantities with our suppliers. We historically have not entered into any derivative commodity instruments to manage the exposure to changing price risk for supplies.

Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist principally of trade receivables. We provide our products to customers based on an evaluation of the financial condition of our customers. In some instances, we require letters of credit, cash collateral or prepayments from our customers on or before shipment to mitigate the risk of loss. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor the exposure to credit losses and maintain allowances for anticipated losses. As of December 31, 2016 (Successor) and December 31, 2015 (Predecessor), we did not have any allowance for credit losses associated with our trade accounts receivables.

Interest Rate Risk

On April 1, 2016, we entered into the ABL Facility that bears an interest rate equal to LIBOR plus an applicable margin, which is based on the average availability of the commitments under the ABL Facility, ranging currently from 200 bps to 250 bps. Any debt that we incur under the ABL Facility will expose us to interest rate risk. If interest rates increase significantly in the future, our exposure to interest rate risk will increase. As of December 31, 2016, a 100 bps point increase or decrease in interest rates would increase or decrease our annual interest expense under the ABL Facility by approximately $1.0 million.

Seasonality

We do not have a seasonal business cycle. Our revenues and operating profits are generally derived evenly throughout the months of the year.

Impact of Inflation

While inflation may impact our revenues and cost of sales, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

INDUSTRY OVERVIEW

Overview of the Met Coal Industry

Met coal, which is converted to coke, is a critical input in the steel production process. In particular, coke is used as a fuel and a reducing agent in steel blast furnaces to convert iron ore to iron and subsequently to create steel. Met coal is a form of hard bituminous coal, which is distinct from softer bituminous and non-bituminous forms of coal that are used to generate electricity.

Met coal is both consumed domestically in the countries where it is produced and exported by several of the largest producing countries. Met coal is primarily exported into the seaborne market, which is projected to account for 89% of met coal exports in 2016, with the remainder exported by land.

Met coal, and in particular HCC, is a scarce commodity with large scale mineable deposits limited to specific geographic regions located in the Eastern United States, Western Canada, Eastern Australia, Russia, China, Mozambique and Mongolia. As of 2016, China is estimated to be the largest producer of met coal, with 99.9% of its output consumed by domestic steelmakers. The next four largest producers of met coal in 2016 are expected to be Australia, the United States, Canada and Russia. According to Wood Mackenzie, in 2016, these four countries are expected to account for 96.3% of total seaborne exports, with Australia being the largest player, responsible for 66.6% of total seaborne exports. In 2016, the largest importers of seaborne met coal are expected to be Japan, China, India and Europe, accounting for 73.6% of total seaborne met coal imports.

Met coal is predominately sold in three forms, HCC, SSCC and PCI, with HCC being the most valuable. Unlike SSCC and PCI, HCC currently has no substitutes and must be used in the production of steel by the blast furnace method. For each type of coal, various specifications can affect price, including the volatility, strength, fluidity, swell and ash content. HCC with low volatile matter and limited swell is required for blending with coal with less desirable qualities. The majority of met coal sold in the seaborne market is priced with reference to a quarterly benchmark HCC price typically set between major Australian suppliers and major Japanese steel mill consumers. The benchmark product is premium HCC sold FOB from ports on the east coast of Australia, and is similar to the coal that we produce at our two mines. HCC is also traded on less liquid spot and forward markets, which provide indicators of future quarterly benchmark price settlements.

Benchmark HCC prices have strengthened significantly since the beginning of 2016. For example, the first quarter 2017 benchmark HCC settlement price of $285 per metric ton represents a 252% increase compared to the first quarter 2016 benchmark HCC settlement price of $81 per metric ton. In addition, met coal spot prices reached $315 per metric ton on November 8, 2016. The recent rise from historic lows was driven largely by supply disruptions in Australia and government policies in China that curbed domestic supply, at a time when demand for met coal was more robust than had been expected. Furthermore, met coal suppliers were unable to respond quickly to the rise in benchmark prices, leading market tightness to persist into the first quarter of 2017.

Some of the factors that caused the recent rise in spot market pricing to above $300 per metric ton have eased, resulting in a decline in spot market prices to below $200 per metric ton. We believe this decline has been driven by (i) the temporary relaxation by the Chinese government of policies that were aimed to reduce domestic coal production and (ii) the resumption of production at Australian mines that had faced supply disruptions. Notwithstanding the recent pullback, spot market prices remain more than approximately 89% higher than the first quarter 2016 benchmark HCC settlement price of $81 per metric ton. The second quarter 2017 benchmark is expected to be set in late March 2017. Of note, as of March 21, 2017 the 2018 and 2019 forward contracts are approximately 50% higher than in April 2016. The following table shows changes in these various HCC price indicators in the past year:

($ / metric ton)	April 2016	March/April 2017(1)	% Change
HCC Benchmark price	$81.00	$285.00	252%
HCC Spot price	$85.90	$153.30	78%
2018 HCC forward contract	$93.50	$148.45	59%
2019 HCC forward contract	$90.50	$135.75	50%

Source: Bloomberg.

(1)	Current prices as of 3/21/2017; historical prices as of 3/22/2016 for HCC spot and benchmark prices, and 4/25/2016 for the 2018 and 2019 forward contracts, as this is the earliest available data.

The following chart shows the inflation-adjusted benchmark HCC settlement price since 2005 (reflecting annual prices prior to 2010, when quarterly pricing began) and the inflation-adjusted average quarterly spot market HCC price since 2010 when a daily trading market for met coal was first developed.

Inflation-adjusted historical HCC prices ($/metric ton)

Source:	Bloomberg.

We believe there are a number of structural developments in the industry, both on the supply and demand sides that suggest prices are unlikely to return to levels seen in the first quarter of 2016 in the near-term.

On the supply side, the industry has experienced a net reduction in total seaborne met coal exports in recent years. Wood Mackenzie estimates that from 2013 to 2016, seaborne met coal exports declined from a peak of

302 million metric tons to 278 million metric tons, an 8.2% decline. This reduction in supply has been accompanied by a shift in the mix of key producing regions. According to Wood Mackenzie, from 2011 to 2016, producers in Australia are estimated to have increased seaborne met coal exports by an expected 51 million metric tons, or 37.8%. This increase in exports at a time of multi-year declines in benchmark HCC prices eventually resulted in significant supply rationalization by higher cost met coal exporting regions. For instance, in the United States, seaborne exports will have declined from a peak of 60 million metric tons in 2013 to an expected 33 million metric tons in 2016, a 45.3% decline. In Canada, Wood Mackenzie predicts that seaborne exports will decline from a peak of 34 million metric tons in 2013 to an expected 25 million metric tons in 2016, a 26.9% decline.

From 2016 to 2020, Wood Mackenzie forecasts relatively limited growth in global seaborne exports at a CAGR of 1.0% per annum. Consistent with Wood Mackenzie’s outlook for supply, we believe that much of the decrease in met coal production is likely to persist despite currently elevated prices, and reflects an extended period of underinvestment in the industry, mine-life extension and infrastructure constraints in Australia and Canada, as well as the permanent closure of higher cost mines globally. Wood Mackenzie notes that while current pricing would make restarting certain previously idled mines profitable, they only expect to see a very modest supply response in 2017.

On the demand side, Wood Mackenzie expects demand from blast furnace steel producers to stabilize in 2016 compared to 2015, following a 2.5% decline from 2014 to 2015, which was the first year-over-year decline since 2009. While China was the primary driver of growth in global steel production in the recent past, going forward, Wood Mackenzie expects global steel growth to be driven in large part by India and non-Japan Asia, netting a forecasted CAGR for global steel production of 0.9% from 2016 to 2020.

Seaborne Met Coal Supply Dynamics

Met coal sold into the global seaborne market is primarily produced in four countries, Australia, the United States, Canada and Russia. According to Wood Mackenzie, in 2016 these four countries are expected to account for 96.3% of total seaborne exports, with Australia, the largest supplier, responsible for 66.6% of total 2016 seaborne exports. The following chart shows historical and forecast exports of seaborne met coal in these countries.

Seaborne met coal exports by key regions (Millions of metric tons)

Seaborne exports											CAGR
(Millions of metric tons)	2011A	2012A	2013A	2014A	2015A	2016E	2017E	2018E	2019E	2020E	‘11 – 16	‘16 – 20
Australia	134	145	169	184	184	185	184	179	180	180	6.6%	(0.7%)
United States	59	59	60	43	36	33	35	32	28	27	(11.3%)	(4.3%)
Canada	26	30	34	30	27	25	25	25	25	25	(1.0%)	0.4%
Russia	11	13	20	22	23	25	27	29	30	32	17.5%	6.7%
Other	21	23	19	15	12	10	11	21	24	24	(13.4%)	24.0%
Total	252	270	302	294	282	278	283	286	288	289	1.9%	1.0%
% growth		7.1%	11.9%	(2.7%)	(4.1%)	(1.6%)	2.0%	0.9%	0.8%	0.5%
% total Australia	53.2%	53.7%	56.0%	62.6%	65.1%	66.6%	65.1%	62.8%	62.6%	62.3%
% total US	23.6%	21.8%	19.7%	14.7%	12.7%	11.7%	12.4%	11.1%	9.8%	9.5%
% total Canada	10.4%	11.1%	11.3%	10.3%	9.6%	9.0%	8.9%	8.8%	8.8%	8.8%
% total Russia	4.4%	5.0%	6.6%	7.4%	8.3%	8.9%	9.5%	10.0%	10.3%	11.1%
% total Subset	91.6%	91.6%	93.6%	95.0%	95.8%	96.3%	96.0%	92.8%	91.5%	91.6%

Source:	Wood Mackenzie Coal Markets Tool.

In Australia, exports of seaborne met coal are expected to be 185 million metric tons in 2016, representing a 0.5% increase since 2014. This relatively flat production profile over the past few years is in sharp contrast to the

37.1% increase in production between 2011 and 2014. Wood Mackenzie believes this trend of relatively flat production will continue in the near-to medium-term, as few new met coal projects are in the development pipeline and existing mines will have to contend with reserve degradation, depletion and mine infrastructure constraints.

In the United States, exports of seaborne met coal are expected to be 33 million metric tons in 2016, representing a 45.3% decrease from a peak export level of 60 million metric tons in 2013 due to meaningful mine supply rationalization from high-cost mines in response to weaker met coal prices. According to Wood Mackenzie, of the 21 million metric tons of U.S. met coal capacity that has come offline since 2013, 10 million metric tons are the result of mine closures or idled mines that Wood Mackenzie forecasts to remain closed. A further 11 million metric tons are the result of lower tonnages from existing operations or suspended operations that may restart. While these operations could potentially increase production in response to recent moves in benchmark HCC prices, Wood Mackenzie believes that capital considerations to support such increases, as well as their higher quality-adjusted cost structures relative to global competitors, will likely require greater certainty of a longer-term, higher realized met coal price before such producers can justify re-starting.

Canadian exports of met coal have also declined from a 2013 peak of 34 million metric tons to an expected 25 million metric tons in 2016 due in part to the idling or closure of higher cost mines. Wood Mackenzie expects only an additional 0.3 million metric tons of Canadian exports in 2017 compared to 2016. Recent announcements regarding idled western Canadian mines such as Brule and Wolverine suggest the potential for higher incremental production if benchmark HCC prices remain elevated; however, these mines are not currently included in Wood Mackenzie’s forecasts.

Russia is the one significant region that has shown a steady increase in exports in recent years. These increases have been supported by the sharp decline in the Ruble and proximity to Asia. Wood Mackenzie expects Russian seaborne exports of met coal to be 25 million metric tons in 2016, representing a 124.1% increase from 11 million metric tons in 2011. Wood Mackenzie forecasts Russian seaborne export growth to slow to a CAGR of 6.7% from 2016 to 2020. Of note, Russia has a relatively small market share of global exports of seaborne HCC.

Seaborne HCC exports
(Millions of metric tons)	2016E	% of total
Australia	103	60.7%
United States	28	16.5%
Canada	23	13.6%
Russia	8	4.5%
Other	8	4.7%
Total	170	100.0%

Source: Wood Mackenzie.

Recent Historical and Forecast Exchange Rate vs. the US Dollar

Foreign exchange rates are a significant factor in the cost competitiveness of seaborne met coal suppliers, as benchmark HCC prices (and therefore, the revenues of met coal exporters) are set in U.S. Dollars.

	10 year average 2007 - 2016	Forecast Exchange rates 2017E	2017E vs. 10 year average weakness / (strength) vs. US Dollar
Australian Dollar	AUD 1.13	AUD 1.37	21%
Canadian Dollar	CAD 1.10	CAD 1.26	14%
Russian Ruble	RUB 37.16	RUB 62.08	67%
Chinese Yuan	CNY 6.62	CNY 6.75	2%
New Zealand Dollar	NZD 1.36	NZD 1.44	6%
Vietnamese Dong	VND 19,752	VND 23,063	17%
South African Rand	ZAR 9.45	ZAR 14.70	56%

Source: Bloomberg (historical exchange rates), Wood Mackenzie (2017 forecast exchange rates).

The U.S. Dollar appreciation has provided an advantage to non-U.S. met coal exporters relative to U.S. met coal exporters, as foreign producers’ costs are largely denominated in their local currencies, in contrast to U.S. producers, whose costs and revenues are in U.S. Dollars. To the extent that foreign currencies revert to their recent historical means and strengthen relative to the U.S. Dollar, non-U.S. met coal producers’ margins would be pressured, as their revenues would be reduced relative to their costs. In particular, higher cost non-U.S. suppliers could be challenged to sustain their production in a normalized foreign exchange environment, leading to a reduction in supply that would be supportive of met coal prices.

Met Coal Demand Dynamics

Demand for met coal is driven by steel production, particularly relating to production utilizing the basic oxygen / blast furnace method. According to Wood Mackenzie, global steel production is expected to be 1.63 billion metric tons in 2016, up from 1.54 billion metric tons in 2011, representing a CAGR of 1.4%. Global steel production is expected to increase to 1.69 billion metric tons by the end of 2020, with 72.3% of that production coming from blast furnaces.

The following table shows historical and forecast production levels of crude steel by production method.

Crude steel production by method (Millions of metric tons)

Steel production by type											CAGR
(Millions of metric tons)	2011A	2012A	2013A	2014A	2015A	2016E	2017E	2018E	2019E	2020E	‘11 – 16	‘16 – 20
Basic Oxygen / Blast Furnace	1,066	1,101	1,188	1,239	1,208	1,211	1,218	1,212	1,220	1,224	2.6%	0.3%
Electric Arc Furnace	456	450	445	432	412	413	425	437	449	462	(1.9%)	2.8%
Open Hearth Furnace	18	12	11	9	7	8	8	8	7	7	(13.9%)	(3.8%)
Total	1,540	1,563	1,643	1,679	1,627	1,633	1,651	1,656	1,676	1,693	1.4%	0.9%
% growth		1.5%	5.2%	2.2%	(3.1%)	0.4%	1.1%	0.3%	1.2%	1.0%
% BOF / BLF growth		3.2%	7.9%	4.3%	(2.5%)	0.3%	0.5%	(0.5%)	0.7%	0.4%

Source: Wood Mackenzie Steel Long Term Q3 Outlook.

Seaborne HCC imports
(Millions of metric tons)	2016E	% of total
Europe	36	21.0%
India	34	20.0%
Japan	28	16.5%
China	28	16.4%
Other	45	26.1%

Total	171	100.0%

Source: Wood Mackenzie.

Growth in total steel production over the past five years has been predominantly driven by China. Going forward, however, Wood Mackenzie expects the key global steel production growth markets to be India, the Middle East and Africa. These markets are expected to increase their steel production to support ongoing industrialization and, as they do, increase their domestic per-capita steel use. For example, India’s expected 2016 per capita steel use is 61.5 kilograms per person compared to 484.9 kilograms per person in China.

Wood Mackenzie also expects steel production in Europe to show modest annual growth from 222 million metric tons in 2016 to 237 million metric tons in 2020, a CAGR of 1.6%. Key drivers of this growth are approximately 2 million metric ton increases from each of Germany, Italy and France.

The following table shows historical and forecast production levels by region of (i) total crude steel production and (ii) crude steel production using the basic oxygen/blast furnace process.

Crude steel production by region (Millions of metric tons)

Steel production by all methods in key countries / regions											CAGR
(Millions of metric tons)	2011A	2012A	2013A	2014A	2015A	2016E	2017E	2018E	2019E	2020E	‘11 – 16	‘16 – 20
Europe	252	242	238	235	225	222	225	229	234	237	(2.5%)	1.6%
Japan	108	107	111	111	105	104	101	98	96	95	(0.7%)	(2.3%)
India	74	78	82	87	89	96	97	99	100	101	5.3%	1.3%
China	702	731	813	830	809	817	813	801	805	805	3.1%	(0.4%)
South Korea	69	69	66	72	70	68	67	68	68	69	(0.2%)	0.3%
Brazil	35	35	34	34	33	31	32	33	33	34	(2.6%)	2.3%
Other	300	301	300	311	295	295	315	328	340	353	(0.4%)	4.5%
Total	1,540	1,563	1,643	1,679	1,627	1,633	1,651	1,656	1,676	1,693	1.2%	0.9%
% growth		1.5%	5.2%	2.2%	(3.1%)	0.4%	1.1%	0.3%	1.2%	1.0%

Basic Oxygen / Blast Furnace steel production in key countries / regions											CAGR
(Millions of metric tons)	2011A	2012A	2013A	2014A	2015A	2016E	2017E	2018E	2019E	2020E	‘11 – 16	‘16 – 20
Europe	137	133	135	135	130	130	136	138	140	142	(1.1%)	2.3%
Japan	83	82	86	85	81	81	79	78	76	75	(0.5%)	(2.0%)
India	24	25	35	37	38	43	45	47	49	52	12.6%	4.8%
China	631	666	742	779	757	763	757	745	747	745	3.9%	(0.6%)
South Korea	42	43	40	47	49	47	47	47	48	48	2.3%	0.4%
Brazil	26	26	25	26	26	24	25	25	26	26	(1.9%)	1.9%
Other	261	259	260	265	257	254	265	269	275	280	(0.6%)	2.5%
Total	1,066	1,101	1,188	1,239	1,208	1,211	1,218	1,212	1,220	1,224	2.6%	0.3%
% growth		3.2%	7.9%	4.3%	(2.5%)	0.3%	0.5%	(0.5%)	0.7%	0.4%

Source: Wood Mackenzie Steel Long Term Q3 Outlook.

Wood Mackenzie’s outlook for demand of seaborne met coal is in line with its relatively stable outlook for global crude steel production. In recent years, the four largest importers of seaborne met coal have been Japan, China, India and Europe. According to Wood Mackenzie, these four regions are expected to account for an aggregate of 73.6% of the estimated 278 million metric tons of global seaborne met coal imports in 2016.

China has been a primary driver of global seaborne met coal import demand weakness over the past several years following its approximately 2000% increase in seaborne met coal imports from 2008 to 2013, when it peaked at 77 million metric tons. For 2016, Chinese imports of seaborne met coal are expected to be 40.6% below 2013 peak levels. These declines have coincided with expected declines in Chinese domestic steel production from 2014 to 2016. Wood Mackenzie forecasts Chinese steel production to modestly decline between 2016 and 2020.

Over the next several years, Chinese steel mills may increase their reliance on met coal from the seaborne market relative to domestic met coal production and landborne met coal imports from Mongolia, as the Chinese government has voiced its intent to reduce domestic coal production capacity over the past twelve months.

In early 2016, Beijing announced a 276 work day limitation on the annual operating days for coal mines, as well as a plan to close over 1,000 coal mines within the year. These supply reductions contributed to the 2016 increase in both met coal and thermal coal prices. In October 2016, Chinese authorities suspended the 276 workday limitation. The Chinese government in March 2017 announced plans to reduce coal production capacity by a further 150 million metric tons per year. While it did not reinstate the 276 workday limitation, Beijing retains the option to do so in the future.

Additionally, Chinese authorities have been implementing plans to move steel production capacity from inland areas to port areas. We expect that should the Chinese government continue to pursue these policy objectives, it could be supportive for Chinese imports of seaborne met coal due to the closer proximity of these mills to Chinese east coast port facilities as well as the continued reduction of domestic coal production capacity.

Wood Mackenzie’s projections for Chinese HCC production and demand through 2021 indicate that China will continue to have a structural need for over 30 million metric tons per year of imported premium HCC. Chinese steelmaking capacity is being relocated away from inland Chinese cities and towards larger facilities in coastal areas.

Steel mills in inland China tend to be smaller and therefore relatively less efficient and more polluting. As Chinese met coal is mostly mined from inland locations and landborne imports are sourced primarily from Mongolia, we believe that the relative increase in steel production capacity in coastal China should make seaborne met coal imports more competitive on a delivered basis. Finally, Chinese officials have announced their intention to increase the proportion of steel produced from larger, more efficient blast furnaces, which require higher quality coals with higher coking strengths.

Japan is also a key driver of met coal seaborne demand as it is currently the largest importer of seaborne met coal. Importantly, Japan is also a consumer of premium HCC coal that it predominantly sources from Australia due to Australia’s proximity. Notwithstanding this proximity, Japanese steel mills have publicly indicated that they are seeking to diversify a portion of their supply away from Australian suppliers for their premium low-vol met coal requirements. This could benefit us, as we are one of the few non-Australian producers of met coal with similar characteristics to Australian premium HCC.

Europe is our key end-market and has shown more stable demand dynamics in recent years. Wood Mackenzie expects that Europe will account for 19.5% of expected seaborne met coal imports in 2016. Although relatively flat since 2010, Wood Mackenzie expects European seaborne met coal imports to rise at a CAGR of 4.5% through 2020, exceeding steel production growth as seaborne imports displace domestic and landborne sources. New blast furnace facilities in Turkey are also expected to contribute to this growth.

India is also viewed as a key growth market for the seaborne met coal industry. Indian seaborne met coal demand is expected to have grown at a CAGR of 8.3% from 2011 to 2016, and is projected to continue at a CAGR of 3.5% through 2020. This is in line with India’s increasing overall steel production, as well as its growing use of blast furnace technology, which Wood Mackenzie projects to grow from 33.8% of Indian domestic steel production in 2010 to 51.0% by 2020.

The following chart shows historical and forecast demand by key region in terms of seaborne met coal imports.

Seaborne met coal imports by key regions (Millions of metric tons)

Seaborne imports											CAGR
(Millions of metric tons)	2011A	2012A	2013A	2014A	2015A	2016E	2017E	2018E	2019E	2020E	‘11 – 16	‘16 – 20
Japan	60	61	62	59	57	56	56	55	54	53	(1.4%)	(1.3%)
India	33	36	36	41	45	48	51	54	55	56	8.3%	3.5%
China	31	48	77	62	45	46	43	41	39	37	7.9%	(4.9%)
South Korea	32	32	31	35	38	35	35	35	34	34	2.0%	(0.8%)
Brazil	17	16	15	15	17	17	17	17	17	18	(0.3%)	0.9%
Europe	57	53	54	56	57	54	58	60	62	64	(0.9%)	4.5%
Other	22	25	27	27	23	21	23	24	26	27	(1.1%)	6.5%
Total	252	270	302	294	282	278	283	286	288	289	1.9%	1.0%
% growth		7.1%	11.9%	(2.7%)	(4.1%)	(1.6%)	2.0%	0.9%	0.8%	0.5%
% total Japan	24.0%	22.4%	20.6%	19.9%	20.1%	20.2%	19.8%	19.2%	18.8%	18.4%
% total India	12.9%	13.4%	12.0%	14.0%	16.1%	17.5%	18.1%	18.8%	19.1%	19.2%
% total China	12.4%	17.9%	25.5%	20.9%	16.1%	16.5%	15.2%	14.2%	13.6%	12.9%
% total South Korea	12.7%	11.8%	10.3%	12.0%	13.6%	12.7%	12.3%	12.1%	11.8%	11.8%
% total Brazil	6.8%	5.9%	4.9%	5.2%	6.0%	6.1%	6.0%	6.0%	6.0%	6.1%
% total Europe	22.4%	19.5%	18.0%	18.9%	20.0%	19.5%	20.6%	21.1%	21.5%	22.2%
% total Subset	91.2%	90.9%	91.2%	91.0%	91.9%	92.4%	91.9%	91.5%	90.8%	90.6%

Source:	Wood Mackenzie Coal Markets Tool.

Overview of the U.S. Met Coal Market

The U.S. met coal market had historically been viewed as the swing supplier in the global seaborne market, since U.S. mines are more adversely affected by changes in benchmark HCC prices than mines in Australia and Canada. This is due to the United States’ relatively larger number of higher cost mines compared to Australia and Canada. According to Wood Mackenzie, the United States is expected to produce 55 million metric tons of met coal in 2016, down 33.9% from 83 million metric tons in 2012, reflecting meaningful mine supply rationalization in response to weaker met coal prices. Of the United States’ expected production of 55 million metric tons, 18 million metric tons (33.6%) are expected to be consumed domestically and 33 million metric tons are expected to be exported through the seaborne market to international blast furnace steel producers, with the balance shipped to Canada. In line with falling overall production, U.S. seaborne exports of met coal in 2016 are expected to be 45.3% lower than peak export levels of 60 million metric tons in 2013. In 2015, U.S. met coal exports were primarily directed to Europe (49% of total U.S. met coal exports), South America (14.7%), and Japan (12.4%).

According to Wood Mackenzie, 10 million metric tons of U.S. met coal capacity reductions since 2013 are the result of permanent mine closures. As noted earlier, Wood Mackenzie does not expect the United States to increase exports through 2020. Wood Mackenzie believes capital considerations to re-start idled U.S mines, as well as their lower margins relative to global competitors, will likely require greater certainty of a longer-term, higher met coal price before owners of idled mines can justify re-starting.

According to Wood Mackenzie, the five largest U.S. exporters of met coal in 2016 are expected to be Alpha Natural Resources, Inc., Blackhawk Mining, LLC, Arch Coal, Coronado Coal, LLC, and Warrior Met Coal, LLC. These five producers are expected to account for approximately 64.3% of U.S. met coal exports in 2016. Wood Mackenzie projects that for 2017, we will be the largest U.S. met coal exporter by tonnage due to our restart of the longwall systems we idled in the first half of 2016.

Overview of the European Steel Market

European steel mills typically source coal from a number of met coal producers in an effort to optimize the coal blend in their blast furnaces. According to Wood Mackenzie, in 2015, European met coal imports (both seaborne and landborne) came 32.8% from Australia, 28.1% from the United States, 21.1% from Russia and 18.0% from the rest of the world. Our largest competitors in the European market are exporters from Australia and Russia. For 2016, the largest met coal producers from Australia are expected to be BHP Billiton Ltd. (in alliance with Mitsubishi Corporation), Anglo American Plc, Peabody Energy Corporation and Rio Tinto Plc. The largest met coal producers from Russia for 2016 are expected to be EVRAZ plc., PAO Mechel, UK Kuzbassrazrezugol OAO, Sibuglemet Holding and PAO Severstal.

Competitive Dynamics

Substantially all of our met coal sales are exported. Our major competitors also sell into our core geographic end-markets of Europe and South America. We compete with producers of premium met coal primarily from Australia, while also competing, to a lesser extent, with met coal producers from Canada, Russia and the United States. The principal factors on which we compete are coal prices at the port of delivery, coal quality and characteristics, customer relationships and the reliability of supply. Of note, the benchmark quality met coal produced by us and select Australian mines have very high coking strengths as indicated by coke strength after reaction (“CSR”) scores compared to other low-vol met coals from U.S. mines. This contributes to our very high price realizations relative to the HCC benchmark, including a 99% average realized price in 2016. In contrast, based on data from public filings made by other U.S. met coal producers that sell a higher proportion of lower-ranked coals, as adjusted based on mine-to-port transportation cost estimates from Wood Mackenzie, we believe that other U.S. met coal producers realized prices of approximately 80 to 90% of the HCC benchmark in 2016.

U.S. met coals with lower CSR scores are most easily sold to U.S. steel mills, which are comparatively older and smaller than their European, Asian and Brazilian counterparts and have lower coking strength requirements. As such, we believe that other U.S. met coal producers are particularly impacted by the competitiveness and financial health of the U.S. steel industry. Conversely, our coals are competitive with coals from Australian mines, and are more exposed to the global economy and worldwide demand for steel. In this vein, we believe that we may be able to market our coal to Japanese steelmakers that have indicated a desire to diversify away from Australian met coal producers.

We believe that we are uniquely advantaged to sell to our primary European customer base relative to other North American met coal producers due to (i) the superior quality and higher strength of the coal produced at our Mine No. 4 and Mine No. 7; and (ii) our freight cost advantage from the Port of Mobile, Alabama, which, according to Wood Mackenzie, enables us to deliver our product to the European market in approximately two weeks, in contrast to the approximately five weeks required to ship HCC from Australia to the European market. We are similarly able to access key Brazilian ports in two weeks.

BUSINESS

Our Business

We are a large scale, low-cost U.S.-based producer and exporter of premium met coal operating two highly productive underground mines in Alabama, Mine No. 4 and Mine No. 7, that have an estimated annual production capacity of 7.3 million metric tons of coal. According to Wood Mackenzie, in 2017, we are expected to be the largest seaborne met coal supplier in the Atlantic Basin, and a top ten supplier to the global seaborne met coal market. As of December 31, 2016, based on a reserve report prepared by Marshall Miller, our two operating mines had approximately 107.8 million metric tons of recoverable reserves and, based on a reserve report prepared by Norwest, our undeveloped Blue Creek Energy Mine, contained 103.0 million metric tons of recoverable reserves. The HCC we produce at Mine No. 4 and Mine No. 7 is of a similar quality to coal referred to as the “benchmark HCC” produced in Australia, which is used to set quarterly pricing for the met coal industry.

Our operations are high margin when compared to our competitors. According to Wood Mackenzie, in 2017 our overall operations are expected to be positioned in the first quartile (18th percentile) based on “Operating Margin” as defined by Wood Mackenzie, among mines operated by U.S. seaborne met coal exporters. In addition, according to Wood Mackenzie, in 2017 our overall operations are expected to be positioned in the second quartile (33rd percentile) based on Operating Margin, among all mines operating in the global seaborne met coal market.

We believe our high margin operations relative to our competitors are a direct result of a combination of factors, notably our (1) highly productive mining operations, (2) high-quality coal products, (3) close proximity and efficient access to the Port of Mobile, Alabama and (4) seaborne freight advantage to reaching our primary end markets:

•	We employ a highly efficient longwall mining method with development support from continuous miners at both of our operating mines. This mining method, together with a redesigned flexible mine plan developed and implemented around the time of the Asset Acquisition, new logistics contracts and a new initial CBA with the UMWA, has enabled us to structurally reduce the operating costs at our Mine No. 4 and Mine No. 7, while also increasing our ability to adjust our cost structure with respect to the HCC benchmark price. We believe the step-down in costs and greater variability in our cost structure relative to Walter Energy equip our operations to endure adverse price environments and generate strong cash flows in favorable price environments.

•	Our HCC, mined from the Southern Appalachian portion of the Blue Creek coal seam, is characterized by low sulfur, low-to-medium ash, and low-to-medium volatility. These qualities make our coal ideally suited as a coking coal for the manufacture of steel. As a result of our high quality coal, our realized price has historically been in line with or at a slight discount to the HCC benchmark, which helps drive our high operating margins.

•	Our two operating mines are located approximately 300 miles from our export terminal at the Port of Mobile, Alabama, which we believe to be the shortest mine-to-port distance of any U.S.-based met coal producer. Our low cost, flexible and efficient rail and barge network underpins our cost advantage and dependable access to the seaborne markets. Furthermore, in the event of lower coal prices, we have a variable transportation cost structure that results in lower cash requirements.

•	We sell our coal to a diversified customer base of blast furnace steel producers, primarily located in Europe and South America. We enjoy a shipping time and distance advantage serving customers throughout the Atlantic Basin relative to competitors located in Australia and Western Canada.

To complement our highly efficient, low-cost operations, we have the ability to quickly adjust our production levels in response to market conditions. Our mine plan was redesigned and implemented around the time of the Asset Acquisition, allowing us to maximize profitability and operating cash flow. For example, we operated our mines at reduced levels in the early part of 2016 in response to weak met coal market conditions throughout the first nine months of 2016, during which we produced 2.2 million metric tons of met coal. During the fourth quarter of 2016, we commenced ramping up production in response to the increase in the HCC benchmark price, which resulted in us producing 3.1 million metric tons of met coal for the year ended December 31, 2016. During 2013, when the HCC quarterly benchmark price averaged $159 per metric ton, our two operating mines produced a combined 7.3 million metric tons, which we estimate equals our current capacity. We are increasing our production during 2017 and, given our favorable cost structure, generate significantly higher operating cash flow.

For the year ended December 31, 2015 and the nine months ended December 31, 2016, our coal operations:

•	generated sales of $514.3 million and $276.6 million, respectively; and

•	incurred cost of sales of $601.5 million and $244.7 million, respectively.

Our Competitive Strengths

We believe that we have the following competitive strengths:

Exposure to “pure play,” high quality met coal production. Unlike many other mining companies, substantially all of our revenue is derived from the sale of met coal in the global seaborne markets. All of our resources are allocated to the mining, transportation and marketing of met coal. The premium HCC we produce at Mine No. 4 and Mine No. 7 is of a similar quality to coal referred to as the “benchmark HCC” produced in Australia, which is used to set quarterly pricing for the met coal industry. Coal from Mine No. 7 is classified as a premium low-volatility HCC and coal from Mine No. 4 is classified as a premium mid-volatility HCC. The combination of low sulfur, low-to-medium ash, low-to-medium volatility, and other characteristics of our coal, as well as our ability to blend them, makes our HCC product an important component within our customers’ overall coking coal requirements. As a result, our realized price has historically been in line with or at a slight discount to the HCC benchmark. Our 2016 average realized price of 99% of the HCC benchmark is in significant contrast to other U.S. met coal producers, which we believe sell a relatively higher proportion of lower rank coals to domestic steel producers and achieved realized prices of approximately 80% to 90% of the HCC benchmark in 2016, based on data from public filings made by such other U.S. met coal producers, as adjusted based on mine-to-port transportation cost estimates from Wood Mackenzie.

Productive longwall mines with low operating costs. We employ a highly efficient longwall mining method with development support from continuous miners at both of our operating mines. This mining method, combined with a redesigned flexible mine plan implemented around the time of the Asset Acquisition allows us to adjust our production levels in response to market conditions to ensure maximum profitability and operating cash flow, throughout coal-pricing cycles. Around the time of the Asset Acquisition, we were able to structurally reduce the operating and logistical costs associated with Mine No. 4 and Mine No. 7. For the nine months ended December 31, 2016, our two operating mines had an average cash cost of sales free-on-board at the Port of Mobile of $82.84 per metric ton, compared to $112.96 per metric ton for the year ended December 31, 2015. Of note, we achieved this 26.7% reduction in cash cost of sales even though we are still in the process of ramping up production at Mine No. 4 and the second longwall within Mine No. 7. See “—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures—Cash Cost of Sales” for the definition of cash cost of sales and a reconciliation of cash cost of sales to our most directly comparable financial measure calculated and presented in accordance with GAAP. These cost reductions were driven in large part by structurally sustainable changes to our overall operations we implemented around the time of the Asset Acquisition, in particular our new flexible mine plan, new initial CBA with the UMWA, and reduced rail, barge and port costs. According to Wood Mackenzie, in 2017, our overall operations are expected to be positioned in the first quartile (18th percentile) based on Operating Margin, among mines operated by U.S. seaborne met coal exporters. In addition, according to Wood Mackenzie, in 2017, our overall operations are expected to be positioned in the second quartile (33rd percentile) based on Operating Margin among all mines operating in the global seaborne met coal market.

Largest seaborne met coal supplier based in the Atlantic Basin with diverse customer base and significant reserve base. According to Wood Mackenzie, in 2017, we are expected to be the largest seaborne supplier of met coal based in the Atlantic Basin. Our location provides us with a significant freight advantage in serving our European and South American customers relative to competitors located in Australia and Western Canada whose coal must be shipped significantly longer distances. This advantage results in a higher margin for our met coal. We have a diverse customer base and have supplied many of our top customers continuously over the last decade. Our ability to serve customers in the Atlantic Basin is supported, as of December 31, 2016, based on a reserve report prepared by Marshall Miller, by approximately 107.8 million metric tons of recoverable coal reserves at our two operating mines. Together, these reserves provide an implied mine life of approximately 15 years at our historical operating rates. We have additional significant embedded growth potential that can be developed at our operating mines and at our undeveloped Blue Creek Energy Mine in a supportive met coal pricing environment. In particular, our undeveloped Blue Creek Energy Mine in Tuscaloosa County, Alabama contains, based on a reserve report prepared by Norwest, an additional 103.0 million metric tons of high-quality met coal recoverable reserves. Management is evaluating the future development of this new mine.

Significant logistical advantage and secure infrastructure access to reach the seaborne market. Our two operating mines are located approximately 300 miles from our export terminal capacity in Mobile, Alabama and have multiple alternative transportation routes to move our coal to port. These alternatives include direct rail access at the mine sites and a wholly owned barge load-out facility, enabling us to utilize the lowest cost option between the two at any given point in time. Around the time of the Asset Acquisition, we successfully negotiated a reduction in rail, barge and port costs. In addition, we have a contract with the Port of Mobile, Alabama, that provides us up to 8.0 million metric tons of annual port capacity through July 2026 for our coal at very competitive rates. The total annual capacity of the McDuffie Coal Terminal at the Port of Mobile, Alabama is approximately 27.2 million metric tons and this coal terminal is presently utilized for all of our coal exports. Our proximity to port contrasts with the approximately 400-mile distances for major Central Appalachian met coal producers to access their nearest port, the Port of Hampton Roads, Virginia. Our proximity to port and the flexibility of our logistics networks underpin our logistical cost advantage compared to other U.S. met coal producers. According to Wood Mackenzie, our operating mines are expected to be in the first quartile (10th percentile) for transportation costs from mine to port in the United States in 2017, contributing to our competitive cost advantage relative to other U.S. exporters who collectively comprise the vast majority of met coal produced in the Atlantic Basin.

Strong leverage to met coal prices with strong operating cash flow generation. Our overall operations have robust operating margins, require modest sustaining capital expenditures and are expected to generate significant operating cash flows in a range of met coal price environments. We acquired our operations in the Asset Acquisition on a debt-free basis and with minimal legacy liabilities and, as a result, we have a strong balance sheet and currently have minimal interest expense. We expect our operating cash flows to benefit from a low effective tax rate, predominantly driven by significant NOLs that were acquired in connection with the Asset Acquisition.

Our new initial CBA, combined with our flexible rail, port and barge logistics and our royalty structure, results in a highly variable operating cost profile that allows our cash cost of sales to move with changes in the price we realize for our coal. Approximately two-thirds of our cash cost of sales relate to the cost of production at our mines, while the remaining one-third relates to our logistics costs from mine to port as well as royalties. Our logistics costs are structured to reduce cash requirements in lower HCC benchmark price environments and to increase cash requirements within a range with higher HCC benchmark prices. Our royalties are calculated as a percentage of the price we realize and therefore increase or decrease with changes in the HCC benchmark. Our new initial CBA includes a variable element that pays bonus incentives and hourly wage increases tied to HCC benchmark prices.

In addition, we can adjust our usage of continuous miner units in response to HCC benchmark pricing. Continuous miner units develop panels for mining by longwall units and operate at a higher cost than longwall units. By running additional continuous miner units in higher met coal price environments, we are able to develop extra panels (also known as “float”) that will enable us to idle continuous miner units in lower met coal price environments, while continuing to run our lower cost longwall units. Our variable cost structure dramatically lowers our cash cost of sales if our realized price falls, while being effectively capped in higher price environments allowing us to generate significant operating cash flow. The following table presents our illustrative run rate cash cost of sales free-on-board at the Port of Mobile:

HCC benchmark ($ per metric ton)	$100	$120	$150	$175	$200
Illustrative cash cost of sales (free-on-board port) ($ per metric ton)	$80	$92	$97	$101	$104

Dynamic mine plan allows flexibility to quickly adjust production. Our lean organization and dynamic mine plan allow us to quickly ramp up or ramp down production in response to market conditions with minimal one-time costs associated with the change in production levels. During the year ended December 31, 2016, when the HCC benchmark averaged $114.25 per metric ton but had a low of $81 per metric ton in the first quarter of 2016, we produced 3.1 million metric tons of met coal compared to 4.9 million metric tons for the year ended December 31, 2015, when the HCC benchmark averaged $102.13 per metric ton (with a low of $89 per metric ton in the fourth quarter of 2015). Similarly, in the fourth quarter of 2016, in response to the substantial increase in met coal prices, we rapidly restarted our Mine No. 4 and ramped up production at the second longwall within Mine No. 7 to increase our production rates. Our production in the fourth quarter of 2016 was 0.9 million metric tons, when the HCC benchmark was $200 per metric ton versus 0.6 million metric tons in the fourth quarter of 2015, when the HCC benchmark was $89 per metric ton. On an annual basis, we believe we can ramp up production to 7.3 million metric tons, which was our historical high production level set in 2013.

Highly experienced leadership team with proven commitment to safety and operational excellence. Our CEO, Walter J. Scheller, III, is the former CEO of Walter Energy and has six years of direct experience managing Mine No. 4 and Mine No. 7, and over 30 years of experience in longwall coal mining. Furthermore, following the Asset Acquisition, we hired several key personnel with extensive direct operational experience in met coal longwall mining, including our Chief Operating Officer, Jack Richardson, and our Chairman, Stephen D. Williams. We have a strong record of operating safe mines and are committed to environmental excellence. Our dedication to safety is at the core of all of our overall operations as we work to further reduce workplace incidents by focusing on policy awareness and accident prevention. Our continued emphasis on enhancing our safety performance has resulted in zero fatal incidents as well as non-fatal days lost incidence rates of 3.73 at Mine No. 4 and 3.27 at Mine No. 7 for the year ended December 31, 2016, which are considerably lower than the 2016 national average incident rate for all underground coal mines in the United States of 4.99 non-fatal days lost per site.

Our Business Strategies

Our objective is to increase stockholder value through our continued focus on asset optimization and cost management to drive profitability and cash flow generation. Our key strategies to achieve this objective are described below:

Maximize profitable production. In the year ended December 31, 2016, we produced 3.1 million metric tons of met coal, predominantly from Mine No. 7, as we temporarily idled our Mine No. 4 in early 2016. We have the flexibility in our new initial CBA to increase annual production with relatively modest incremental capital expenditures. We operated at an annual combined production level of 7.3 million metric tons from Mine No. 4 and Mine No. 7 as recently as 2013. Based on our management’s operational experience, we are confident in our ability to produce at or close to this capacity in a safe and efficient manner, and with a comparable cost profile to our current costs, should market conditions warrant.

Maintain and further improve our low-cost operating cost profile. While we have already achieved significant structural cost reductions at our two operating mines around the time of the Asset Acquisition, we see further opportunities to reduce our costs over time. Our new initial CBA with the UMWA has been structured to support these ongoing cost optimization initiatives. For example, in our new initial CBA, we have additional flexibility in our operating days and alternative work schedules that were previously optional and more expensive under the Walter Energy collective bargaining agreement. All contractually guaranteed wage increases and bonus incentives are tied to HCC benchmark prices. Additionally, the new initial CBA enables us to contract out work under certain circumstances. We believe this type of structural incentive provision and workforce flexibility in the new initial CBA is helpful to further align our organization with operational excellence and to increase the proportion of our costs that vary in response to changes in the HCC benchmark price.

Broaden our marketing reach and potentially increase the realized prices we achieve for our coal. We have implemented a strategy to improve both our sales and marketing focus, with a goal of achieving better pricing relative to the HCC benchmark price, which includes: (i) using a combination of benchmark and index pricing with our contract customers; (ii) opportunistic selling into the spot met coal market; and (iii) selected instances of entering into longer term fixed price contracts. Each of these elements is intended to further embed our coal product among a broader group of steel customers. Traditionally, we have predominantly marketed our coal to European and South American buyers. However, we expect to increase our focus on Asian customers, in particular, Japanese steel mills, some of which have expressed a desire to diversify their supply of premium HCC away from Australian coals. In the near term, our target geographic customer mix is 60% in Europe, 30% in South America and 10% in Asia. We have an arrangement with Xcoal to serve as Xcoal’s exclusive and strategic partner for exports of low volatility HCC. Under this arrangement, Xcoal takes title to and markets coal that we would historically have sold on the spot market, in an amount of up to 10% of our sales. While the volumes being sold through this arrangement with Xcoal are relatively limited, we are positioned to potentially benefit from Xcoal’s expertise and relationships across all coal that we sell. To that end, we also have an incentive-based arrangement with Xcoal to cover other tonnage, in the event Xcoal is able to offer us a higher realized price relative to the HCC benchmark than we have previously achieved.

Rigorously evaluate our organic and inorganic growth pipeline, including the high-quality Blue Creek Energy Mine. We are continuously analyzing new opportunities to expand our business, but would require any mine openings or asset acquisitions to be highly strategic and additive to our existing high-quality met coal portfolio and result in a strong balance sheet on a pro forma basis. In particular, we own the undeveloped Blue Creek Energy Mine, which, based on a reserve report prepared by Norwest, had 103.0 million metric tons of high quality met coal recoverable reserves as of December 31, 2016. We believe that the Blue Creek Energy Mine is a large block of high quality coal reserves that could support a new longwall operation with a mine life of greater than 30 years. As such, management is evaluating additional leases for this site as well as considering approving additional engineering work to further evaluate this opportunity. Should we decide to develop it in the future, we expect that the Blue Creek Energy Mine would significantly increase our annual production.

Corporate History and Structure

Walter Energy Restructuring

Warrior Met Coal, LLC was formed on September 3, 2015 by certain of Walter Energy’s First Lien Lenders in connection with the acquisition by the Company of certain core assets of the Walter Energy Debtors related to their Alabama mining operations. The acquisition was accomplished through a credit bid of the first lien obligations of the Walter Energy Debtors pursuant to section 363 of the U.S. Bankruptcy Code and the Sale Order. Prior to the closing of the Asset Acquisition, the Company had no operations and nominal assets. The Asset Acquisition closed on March 31, 2016.

Upon closing of the Asset Acquisition and in exchange for a portion of the outstanding first lien obligations of the Walter Energy Debtors, Walter Energy’s First Lien Lenders were entitled to receive, on a pro rata basis, a distribution of Class A Units in Warrior Met Coal, LLC. As of the date of this prospectus, there continue to be certain unfunded revolving loans under the 2011 Credit Agreement in the form of outstanding undrawn letters of credit arising under the first lien obligations of the Walter Energy Debtors. To the extent such letters of credit are drawn, including following the closing of this offering, the revolving lenders are entitled to an additional distribution of our equity interests. The maximum amount of equity that could be distributed on account of outstanding, but undrawn, letters of credit is less than 0.1% of our outstanding equity before giving effect to this offering.

In connection with the Asset Acquisition, we conducted the Rights Offerings. Proceeds from the Rights Offerings were used to pay certain costs associated with the Asset Acquisition and for general working capital purposes.

Post-IPO Corporate Structure

Upon completion of the corporate conversion and this offering, the Apollo Funds will own approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full), the GSO Funds will own approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full), the KKR Funds will own approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full), and the Franklin Funds will own approximately     % of our outstanding shares of common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full). In addition, members of our management team will own an approximate aggregate     % interest in us.

Description of Our Business

Our mining operations consist of two active underground met coal mines in Southern Appalachia’s coal seam (Mines No. 7 and No. 4) and other surface met and thermal coal mines, five of which are currently under lease to third parties and four of which are not operating and are not currently planned to be operated in the future. For a comprehensive summary of all of our coal properties and of our coal reserves and production levels as of December 31, 2016, see the tables summarizing our coal reserves and production in “—Estimated Recoverable Coal Reserves.” Our met coal production totaled 4.9 million metric tons in 2015 and 3.1 million metric tons in 2016. Our natural gas operations remove and sell natural gas from the coal seams owned or leased by us and others as a byproduct of coal production. Our degasification operations improve mining operations and safety by reducing natural gas levels in our mines.

Our underground mining operations are headquartered in Brookwood, Alabama and as of December 31, 2016, based on a reserve report prepared by Marshall Miller, were estimated to have approximately 107.8 million metric tons of recoverable reserves located in west central Alabama between the cities of Birmingham and Tuscaloosa. Operating at approximately 2,000 feet below the surface, the Mines No. 4 and No. 7 are two of the deepest underground coal mines in North America. The met coal is mined using longwall extraction technology with development support from continuous miners. We extract met coal primarily from Alabama’s Blue Creek coal seam, which contains high-quality bituminous coal. Blue Creek coal offers high coking strength with low coking pressure, low sulfur and low-to-medium ash content with high Btu values that can be sold either as met coal (used to produce coke) or as compliance thermal coal (used by electric utilities because it meets current environmental compliance specifications). Pricing for met coal has historically been significantly higher than for that of compliance thermal coal. Therefore, we currently market our coal solely as met coal.

The met coal from our Mines No. 4 and No. 7 is sold as a high quality low and mid-vol met coal. Mines No. 4 and No. 7 are located near Brookwood, Alabama, and are serviced by CSX railroad. A coal producer is typically responsible for transporting the coal from the mine to an export coal-loading facility. Exported coal is usually sold at the loading port, with the buyer responsible for further transportation from the port to their location. Both mines also have access to our barge load-out facility on the Black Warrior River. Service via both rail and barge culminates in delivery to the Port of Mobile in Mobile, Alabama, where shipments are exported to our international customers via ocean vessels. Substantially all of our met coal sales consists of sales to international customers. We also own mineral rights for approximately 103.0 million additional metric tons of recoverable reserves at our Blue Creek Energy Mine located to the northwest of the Mine No. 4, based on a reserve report prepared by Norwest. The related mineral leases form the core of the project to be operated by Warrior Met Coal BCE, LLC, an indirect subsidiary of the Company, which project contemplates the development of a new underground met coal mine that has an estimated life of greater than 30 years. We refer to the underground met coal mine related to this project as the “Blue Creek Energy Mine.”

Coal Preparation and Blending

Our met coal mines have preparation and blending facilities convenient to each mine. The met coal preparation and blending facilities receive, blend, process and ship met coal that is produced from the mines. Using these facilities, we are able to ensure a consistent quality and efficiently blend our met coal to meet our customers’ specifications.

Marketing, Sales and Customers

Met coal prices differ substantially by region and are impacted by many factors, including the overall economy, demand for steel, location, market, quality and type of met coal, mine operation costs and the cost of customer alternatives. The major factors influencing our business are the global economy and demand for steel. Our operations’ high quality met coal is considered among the highest quality met coals in the world and is preferred as a base met coal in our customers’ blends. Our marketing strategy is to focus on international markets mostly in Europe and South America where we have a shipping time and distance advantage and where our met coal is in demand.

We focus on long-term customer relationships where we have a competitive advantage. We sell most of our met coal under price supply contracts primarily with pricing terms of three months and volume terms of up to one year. Some of our sales of met coal can, however, occur in the spot market as dictated by available supply and market demand. Our business is not substantially dependent on any contract, such as a contract to sell the major part of our products or other agreement to use a patent, formula, trade secret, process or trade name upon which our business depends to a material extent. For more information regarding our customers, see Note 2 to our audited combined financial statements included elsewhere in this prospectus.

We have an arrangement with Xcoal to serve as Xcoal’s exclusive and strategic partner for exports of low volatility HCC. Xcoal has specialized marketing capabilities and deep technical expertise as the largest met coal marketer in the United States. Our arrangement with Xcoal is expected to expand the geographic reach of our customers through Xcoal’s global presence. Xcoal has 16 offices worldwide, including in Brussels, the UAE, Singapore, Beijing, Shanghai, Seoul, Mumbai, and Rio de Janeiro. We expect to be able to leverage Xcoal’s more than 30 year history selling coal to key European and Asian steel customers to further improve the selling prices of our met coal relative to the global HCC benchmark.

Trade Names, Trademarks and Patents

As part of the Asset Acquisition, we acquired all intellectual property, including copyrights, patents, trademarks, trade names and trade secrets, owned by the Walter Energy Debtors and used or held for use in the business or our assets. Promptly following the closing of the Asset Acquisition, each Walter Energy Debtor, including Walter Energy, was required to discontinue the use of its name (and any other trade names or “d/b/a” names currently utilized by the Walter Energy Debtors) and may not subsequently change its name to or otherwise use or employ any name which includes the words “Walter.” We do not believe that any one such trademark is material to our individual segments or to the business as a whole.

Competition

Substantially all of our met coal sales are exported. Our major competitors are businesses that sell into our core business areas of Europe and South America. We primarily compete with producers of premium met coal from Australia, Canada, Russia and the United States. The principal factors on which we compete are met coal prices at the port of delivery, coal quality and characteristics, customer relationships and the reliability of supply. The demand for our met coal is significantly dependent on the general global economy and the worldwide demand for steel. Although there are significant challenges in the current economy, we believe that we have competitive strengths in our business areas that provide us with distinct advantages.

Suppliers

Supplies used in our business include petroleum-based fuels, explosives, tires, conveyance structure, ventilation supplies, lubricants and other raw materials as well as spare parts and other consumables used in the mining process. We use third-party suppliers for a significant portion of our equipment rebuilds and repairs, drilling services and construction. We believe adequate substitute suppliers are available and we are not dependent on any one supplier; however, we procure some equipment from a concentrated group of suppliers, and obtaining this equipment often involves long lead times. Occasionally, demand for such equipment by mining companies can be high and some types of equipment may be in short supply. We continually seek to develop relationships with suppliers that focus on reducing our costs while improving quality and service.

Properties

The following map shows the major locations of our mining operations.

Our administrative headquarters and production facilities as of December 31, 2016 were as follows:

		Land Acreage		Building Square Footage
Business Unit /Location (State/County/Town)	Principal Operations	Leased	Owned	Leased	Owned
Warrior Met Coal Mining, LLC

Alabama/Tuscaloosa/Brookwood	Administrative headquarters & mine support facilities	—	—	—	624,070
Alabama/Jefferson & Tuscaloosa/Adger & Brookwood	Coal mines, mine support facilities, land holdings & barge loadout	15,373	47,767	—	—
Alabama/Mobile/Mobile	Administrative headquarters, mine support facilities & real estate	—	—	1,471	—
Warrior Met Coal BCE, LLC
Alabama/Tuscaloosa/Whitson	Coal mines & land holdings	26,194	1,153	—	2,360
Warrior Met Coal Gas, LLC
Alabama/Tuscaloosa/Tuscaloosa	Administrative headquarters & mine support facilities	10	28	—	15,425
Alabama/Tuscaloosa & Fayette /Various	Natural gas fields—developed	90,432	—	—	—
Warrior Met Coal Land, LLC
Alabama/Various/Various	Real estate	—	21,496	400	12,430
Alabama/Various/Various	Real estate—mineral interest only	—	184,648	—	—
Warrior Met Coal TRI, LLC
Alabama/Tuscaloosa/ Brookwood	Real estate	—	188	664	3,460
Warrior Met Coal LA, LLC
Louisiana/Terrebonne/Houma	Real estate	—	3,223	—	—
Warrior Met Coal WV, LLC
West Virginia/Various/Various	Real estate	—	2,510	—	—
West Virginia/Various/Various	Real estate—mineral interest only	—	3,740	—	—

Estimated Recoverable Coal Reserves

The estimates of our proven and probable reserves as of December 31, 2016 included in this prospectus (i) for our Mine No. 4 and Mine No. 7 were prepared by Marshall Miller, (ii) for our Blue Creek Energy Mine were prepared by Norwest, and (iii) for our other mining properties described in this prospectus were prepared by McGehee. Within Marshall Miller, the technical person primarily responsible for preparing the estimates of our proven and probable reserves for our Mine No. 4 and Mine No. 7 is K. Scott Keim. Within Norwest, the technical person primarily responsible for preparing the estimates of our proven and probable reserves for our Blue Creek Energy Mine is Kevin Whipkey. Within McGehee, the technical person primarily responsible for preparing the estimates of our proven and probable reserves for our mining properties owned by Warrior Met Coal TRI, LLC and Warrior Met Coal Land, LLC is C.W. McGehee.

We maintain an internal staff of engineers and geoscience professionals who worked closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of the data used to calculate our estimated reserves. Our internal technical team members meet with our independent reserve engineers periodically to discuss the assumptions and methods used in the proved reserve estimation process. We provide historical information to the independent reserve engineers for our properties, such as ownership interest, production, test data, commodity prices and operating and development costs.

These estimates are based on engineering, economic and geologic data, coal ownership information and current and proposed mine plans. Our proven and probable coal reserves are reported as “recoverable coal reserves,” which is the portion of the coal that could be economically and legally extracted or produced at the time of the reserve determination, taking into account mining recovery and preparation plant yield. These estimates are periodically updated to reflect past coal production, new drilling information and other geologic or mining data. Acquisitions or dispositions of coal properties will also change these estimates. Changes in mining methods may increase or decrease the recovery basis for a coal seam, as will changes in preparation plant processes.

“Reserves” are defined by the SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

•	“Proven (Measured) Reserves.” Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	“Probable (Indicated) Reserves.” Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

As of December 31, 2016, we had estimated reserves totaling 219.5 million metric tons, of which 115.2 million metric tons, or 52.5%, were “assigned” recoverable reserves that were either being mined, were controlled and accessible from a then active mine, or located at idled facilities where limited capital expenditures would be required to initiate operations when conditions warrant. The remaining 104.4 million metric tons were classified as “unassigned,” representing coal at currently non-producing locations that we anticipate mining in the future, but which would require significant additional development capital before operations could begin.

Our reserve estimates are predicated on engineering, economic, and geological data assembled and analyzed by internal engineers, geologists and finance associates, as well as third-party consultants. We update our reserve estimates annually to reflect past coal production, new drilling information and other geological or mining data, and acquisitions or sales of coal properties.

The following table provides the location and coal reserves associated with each mine or potential mine as of December 31, 2016:

As of December 31, 2016

(in thousands of metric tons)(1)

					Recoverable Reserves(2)			Reserve Control(5)
Location/Mine	Type(7)	Status of Operation(6)	Coal Bed	Assigned/ Unassigned(4)	Reserves(2)	Proven(3)	Probable(3)	Owned	Leased
Alabama:
Warrior Met Coal Mining, LLC
No. 4	U	Production	Mary Lee	Assigned	43,725	43,329	396	—	43,725
No. 7	U	Production	Mary Lee	Assigned	64,071	55,828	8,243	353	63,718
Warrior Met Coal BCE, LLC
Blue Creek Energy Mine	U	Exploration	Mary Lee	Unassigned	103,042	64,309	38,733	2,624	100,418
Warrior Met Coal TRI, LLC
Carter/Swann’s Crossing	S	Idled	Brookwood	Assigned	2,803	2,803	—	2,803	—
Warrior Met Coal Land, LLC
Beltona East	S	Development	Black Creek	Unassigned	1,013	1,013	—	1,013	—
Carter P-3986(8)	S	Production	Brookwood	Assigned	11	11	—	11	—
Howton	S	Idled	Brookwood	Unassigned	271	271	—	271	—
Kimberly(8)	S	Development	Black Creek	Assigned	128	128	—	128	—
Morris(8)	S	Production	Mary Lee	Assigned	4,119	4,119	—	4,119	—
Searles 8(8)	S	Production	Brookwood	Assigned	303	303	—	303	—
Sloan Mountain(8)	S	Production	Black Creek	Assigned	13	13	—	13	—

Total Alabama					219,499	172,127	—	11,638	207,861

Total Warrior Met Coal					219,499	172,127	47,372	11,638	207,861

(1)	1 metric ton is equivalent to 1.102311 short tons.
(2)	Reserves are that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. Recoverable reserves represent the amount of proven and probable reserves that can actually be recovered taking into account all mining and preparation losses involved in producing a saleable product using existing methods under current law. Recoverable reserve estimates incorporate losses for dilution and mining recovery based upon a 95% longwall recovery, 35% to 40% continuous miner recovery and a 95% preparation plant efficiency. The ranges of met coal sales prices used to assess our reserves at the time of reporting were $150 per metric ton at Mine No. 4 and Mine No. 7 and $160 to $180 per metric ton at Blue Creek Energy Mine. Our mineral reserves were also assessed using a historical three year average met coal sales price to determine the reserves were economical. Mine No. 4 and Mine No. 7 proven reserves were estimated within a 3/4 mile radius from point of measurement with thickness and representative coal quality and probable reserves were estimated within a 3/4 mile radius from a point of measurement with thickness but no representative coal quality. Mine No. 4 and Mine No. 7 mineral reserves were estimated within an accuracy threshold of plus or minus 15 percent which represents the margin of error of a standard final feasibility study. The Blue Creek Energy Mine and our surface mines proven reserves were estimated within a 1/4 mile radius from point of measurement. The Blue Creek Energy Mine mineral reserves were estimated within an accuracy threshold of plus or minus 25 percent which represents the margin of error of a standard pre-feasibility study. The Blue Creek Energy Mine is an adjacent property to our existing operating Mines No. 7 and No. 4 and could allow for either a continuation of current production levels or allow for additional tons to be brought to market. This property has similar mining conditions, measured geology and the ability to utilize equipment and infrastructure from our current operations.
(3)	Reserves are further categorized as Proven (Measured) and Probable (Indicated) as defined by SEC Industry Guide 7 as follows: Proven (Measured) Reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites of inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable (Indicated) Reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are father apart or are otherwise less adequately spaced. The degree of assurance, although lower than for proven (measured) reserves, is high enough to assume continuity between points of observation.
(4)

“Assigned” reserves represent recoverable reserves that are either currently being mined, reserves that are controlled and accessible from a currently active mine or reserves at idled facilities where limited capital expenditures would be required to initiate operations. “Unassigned” reserves represent coal at currently non-producing locations that would require significant additional capital spending before operations begin.
(5)	“Reserve Control” of recoverable reserves is either through direct ownership of the property or through third-party leases. Third-party leases have initial terms extending up to 30 years and generally provide for terms or renewals through the anticipated life of the associated mine. These renewals are conditioned upon the payment of minimum royalties. Under current mining plans, assigned reserves reported will be mined out within the period of existing leases or within the time period of probable lease renewal periods. All recoverable reserves reported are either 100% owned or controlled through lease agreements.
(6)	The “Status of Operation” for each mine is classified as follows: Exploration—mines where exploration has been conducted sufficient to define recoverable reserves, but the mine is not yet in development or production stage; Development—we are engaged in the preparation of an established commercially minable deposit (reserves) for extraction but that are not yet in production; Production—the mine is actively operating; Idled —previously active mines that have been idled until such time as reinitiating operations are considered feasible. If conditions warrant, the mines could be re-opened with less capital investment than would be required to develop a new mine.
(7)	Type of Mine: U = Underground; S = Surface
(8)	Reserve is leased to a third party, royalty is collected by us from the third party and we have first right of refusal to purchase mined product if we elect to exercise the right.

The following table provides a summary of the quality of our reserves as of December 31, 2016:

Estimated Recoverable Coal Reserves (Continued)

As of December 31, 2016

(in thousands of metric tons)(1)

			Quality			Average Coal Seam Thickness	Date Mine:
Location/Mine	Reserves	Type(2)	% Ash	% Sulfur	BTU/lb.	(in Feet)	Acquired/ Opened	Ceased/ Idled
Alabama:
Warrior Met Coal Mining, LLC
No. 4	43,725	MVM	9.96	0.75	N/A	6.50	1976	N/A
No. 7	64,071	LVM	8.61	0.63	N/A	4.65	1978	N/A
Warrior Met Coal BCE, LLC
Blue Creek Energy Mine	103,042	HVM	9.10	0.70	N/A	5.20	N/A	N/A
Warrior Met Coal TRI, LLC
Carter/Swann’s Crossing	2,803	M/T	11.04	1.21	12,609	9.93	2011	2013
Warrior Met Coal Land, LLC
Beltona East	1,013	M/T	7.79	2.58	14,162	4.88	N/A	N/A
Carter P-3986	11	M/T	6.57	1.58	13,937	1.50	2016	N/A
Howton	271	M/T	10.07	1.07	12,811	7.52	2006	2009
Kimberly	128	M/T	6.47	2.32	13,747	5.58	N/A	N/A
Morris	4,119	T	11.86	1.12	12,668	5.13	2014	N/A
Searles 8	303	M/T	11.79	1.26	12,500	8.21	2013	N/A
Sloan Mountain	13	M/T	3.42	0.75	14,902	4.22	2010	N/A

Total Alabama	219,499

Total Warrior Met Coal	219,499

(1)	1 metric ton is equivalent to 1.102311 short tons.
(2)	Coal Type: M=Metallurgical Coal; T=Thermal; LVM = Low Vol Metallurgical Coal; MVM=Mid Vol Metallurgical Coal; HVM=High Vol Metallurgical Coal

The following table provides a summary of information regarding our mining operations as of December 31, 2016:

				Transportation		Preparation Plant
Location/Mine	Reserves (thousands of metric tons)(1)	Type(2)	Mining Equipment(3)	Rail	Other(4)	Capacity (metric tons per hr)	Utilization %	Source of Power(5)
Alabama:
Warrior Met Coal Mining, LLC
No. 4	43,725	U	LW,CM	CSX	T,B	1,179	81%	ALPCO
No. 7	64,071	U	LW,CM	CSX	T,B	2,177	88%	ALPCO
Warrior Met Coal BCE, LLC
Blue Creek Energy Mine	103,042	U				In exploration or development
Warrior Met Coal TRI, LLC
Carter/Swann’s Crossing	2,803	S	S,T	N/A	T,B	N/A	N/A	ALPCO
Warrior Met Coal Land, LLC
Beltona East	1,013	S				In exploration or development
Carter P-3986	11	S	S,T	N/A	T	N/A	N/A	ALPCO
Howton	271	S	S,T	N/A	T	N/A	N/A	ALPCO
Kimberly	128	S				In exploration or development
Morris	4,119	S	S,T	N/A	T	N/A	N/A	ALPCO
Searles 8	303	S	S,T	N/A	T	N/A	N/A	ALPCO
Sloan Mountain	13	S	S,T	N/A	T	N/A	N/A	ALPCO

Total Alabama	219,499

Total Warrior Met Coal	219,499

(1)	1 metric ton is equivalent to 1.102311 short tons.
(2)	Type of Mine: S = Surface; U = Underground
(3)	Mining Equipment: D = Dragline; S = Shovel/Excavator/Loader; T = Trucks; LW = Longwall; CM = Continuous Miner; H=Highwall Miner
(4)	Transportation: Other T = Trucks; B = Barge Loadout availability
(5)	Source of Power: ALPCO = Alabama Power Company

The following table provides the production (in thousands) and average coal selling price per metric ton for our operating mines for each of the three years ended December 31, 2016, 2015 and 2014:

	Production(1) / Average Coal Selling Price Per Metric Ton
Location/Mine	2016		2015		2014
Alabama:
Warrior Met Coal Mining, LLC
No. 4	312	$138.00	2,192	$99.00	2,468	$112.00
No. 7	2,783	$103.00	2,754	$100.00	4,741	$117.00

Total Alabama	3,095		4,946		7,209

(1)	There were no purchases of coal from third parties during the periods presented. All metric tons produced were on leased property.

Information provided within the previous tables concerning our properties has been prepared in accordance with applicable U.S. federal securities laws. All mineral reserve estimates have been prepared in accordance with SEC Industry Guide 7.

Environmental and Regulatory Matters

Our businesses are subject to numerous federal, state and local laws and regulations with respect to matters such as permitting and licensing, employee health and safety, reclamation and restoration of property and protection of the environment. In the U.S., environmental laws and regulations include, but are not limited to, the federal Clean Air Act and its state and local counterparts with respect to air emissions; the Clean Water Act and its state counterparts with respect to water discharges and dredge and fill operations; the Resource Conservation and Recovery Act and its state counterparts with respect to solid and hazardous waste generation, treatment, storage and disposal, as well as the regulation of underground storage tanks; the Comprehensive Environmental Response, Compensation and Liability Act and its state counterparts with respect to releases, threatened releases and remediation of hazardous substances; the Endangered Species Act with respect to protection of threatened and endangered species; the National Environmental Policy Act with respect to the impacts of federal actions such as the issuance of permits and licenses; and the Surface Mining Control and Reclamation Act of 1977 and its state counterparts with respect to environmental protection and reclamation standards for mining activities. Compliance with these laws and regulations may be costly and time-consuming and may delay commencement, continuation or expansion of exploration or production at our operations. These laws are constantly evolving and may become increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that certain implementing regulations for these environmental laws have not yet been promulgated and in certain instances are undergoing revision or judicial review. These laws and regulations, particularly new legislative or administrative proposals (or judicial interpretations of existing laws and regulations) related to the protection of the environment, could result in substantially increased capital, operating and compliance costs and could have a material adverse effect on our operations and/or, along with analogous foreign laws and regulations, our customers’ ability to use our products.

Due in part to the extensive and comprehensive regulatory requirements, along with changing interpretations of these requirements, violations occur from time to time in our industry and at our operations. Expenditures relating to environmental compliance are a major cost consideration for our operations and environmental compliance is a significant factor in mine design, both to meet regulatory requirements and to minimize long-term environmental liabilities. To the extent that these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, operating results will be reduced. We believe that our major North American competitors are confronted by substantially similar conditions and thus do not believe that our relative position with regard to such competitors is materially affected by the impact of environmental laws and regulations. However, the costs and operating restrictions necessary for compliance with environmental laws and regulations may have an adverse effect on our competitive position with regard to foreign producers and operators who may not be required to undertake equivalent costs in their operations. In addition, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, applicable legislation and its production methods.

Permitting and Approvals

Numerous governmental permits and approvals are required for mining and natural gas operations. We are required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that any proposed exploration project for production of coal or gas may have on the environment, the public and our employees. In addition, we must also submit a comprehensive plan for mining and reclamation upon the completion of mining operations. The requirements are costly and time-consuming and may delay commencement or continuation of exploration, production or expansion at our operations. Typically we submit necessary mining permit applications several months, or even years, before we anticipate mining a new area.

Applications for permits and permit renewals at our mining and gas operations are subject to public comment and may be subject to litigation from third parties seeking to deny issuance of a permit or to overturn the applicable agency’s grant of the permit application, which may also delay commencement, continuation or expansion of our mining and gas operations. Further, regulations provide that applications for certain permits or permit modifications in the U.S. can be delayed, refused or revoked if an officer, director or a stockholder with a 10% or greater interest in the entity is affiliated with or is in a position to control another entity that has outstanding permit violations or has had a permit revoked. In the current regulatory environment, we anticipate approvals will take even longer than previously experienced, and some permits may not be issued at all. Significant delays in obtaining, or denial of, permits could have a material adverse effect on our business.

Mine Safety and Health

The MSHA, under the Mine Act and the MINER Act, as well as regulations adopted under these federal laws impose rigorous safety and health standards on mining operations. Such standards are comprehensive and affect numerous aspects of mining operations, including, but not limited to: training of mine personnel, mining procedures, ventilation, blasting, use of mining equipment, dust and noise control, communications and emergency response procedures. For instance, MSHA implemented a rule in August 2014 to reduce miners’ exposure to respirable coal dust, which reduced respirable dust standards for certain occupants and miners and required certain monitoring of shift dust levels. In August 2016, Phase III of MSHA’s respirable dust rule went into effect, further lowering the respirable dust standards. Separately, MSHA has implemented a rule imposing a requirement on certain continuous mining machines, requiring operators to provide proximity detection systems. MSHA monitors compliance with these laws and standards by regularly inspecting mining operations and taking enforcement actions where MSHA believes there to be non-compliance. These federal mine safety and health laws and regulations have a significant effect on our operating costs.

Workers’ Compensation and Black Lung

We are insured for workers’ compensation benefits for work related injuries that occur within our operations. Workers’ compensation liabilities, including those related to claims incurred but not reported, are recorded principally using annual valuations based on discounted future expected payments using historical data of the operating subsidiary or combined insurance industry data when historical data is limited. In addition, certain of our subsidiaries are responsible for medical and disability benefits for black lung disease under the Federal Coal Mine Health and Safety Act of 1969, the Mine Act and the Black Lung Benefits Act, each as amended, and are insured beginning on April 1, 2016 for black lung claims of any of our employees. In addition, we assumed all of the black lung liabilities of Walter Energy and its U.S. subsidiaries and are self-insured against such black lung related claims. For additional information, please see “Risk Factors—Risks Related to Our Business—We are responsible for medical and disability benefits for black lung disease under federal law. We assumed certain historical self-insured back lung liabilities of Walter Energy and its subsidiaries incurred prior to April 1, 2016 in connection with the Asset Acquisition. We are self-insured for these black lung liabilities and have posted certain collateral with Department of Labor as described below. Changes in the estimated claims to be paid or changes in the amount of collateral required by the Department of Labor may have a greater impact on our profitability and cash flows in the future.” Under the Black Lung Benefits Act, as amended, each coal mine operator must make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970. The trust fund is funded by an excise tax on production; however, this excise tax does not apply to coal shipped outside the United States. Based on our limited sales of coal in the United States, we do not expect to incur a material expense related to this excise tax. However, the excise tax may result in a material expense to us in the future if our coal sales in the United States significantly increase. The Patient Protection and Affordable Care Act includes significant changes to the federal black lung program, including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim and the establishment of a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. These changes could have a material impact on our costs expended in association with the federal black lung program. In addition to possibly incurring liability under federal statutes we may also be liable under state laws for black lung claims.

Surface Mining Control and Reclamation Act

The SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and following completion of mining activities. Permits for all mining operations must be obtained from the Federal Office of Surface Mining Reclamation and Enforcement (“OSM”) or, where state regulatory agencies have adopted federally approved state programs under the SMCRA, the appropriate state regulatory authority. The Alabama Surface Mining Commission reviews and approves SMCRA permits in Alabama.

SMCRA permit provisions include requirements for coal prospecting, mine plan development, topsoil removal, storage and replacement, selective handling of overburden materials, mine pit backfilling and grading, subsidence control for underground mines, surface drainage control, mine drainage and mine discharge control, treatment and revegetation. These requirements seek to limit the adverse impacts of coal mining and more restrictive requirements may be adopted from time to time.

Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations. The Abandoned Mine Land Fund, which is part of SMCRA, imposes a general funding fee on all coal produced. The proceeds are used to reclaim mine lands closed or abandoned prior to 1977. On December 7, 2006, the Abandoned Mine Land Program was extended for another 15 years.

We maintain extensive coal refuse areas and slurry impoundments at our mining complexes. Such areas and impoundments are subject to comprehensive regulation. Structural failure of an impoundment can result in damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as create liability for related personal injuries, property damages and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and the assessment of damages arising out of such failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for related fines and penalties.

On December 12, 2008, the OSM finalized rulemaking regarding the interpretation of the stream buffer zone provisions of SMCRA, which confirmed that excess spoil from mining and refuse from coal preparation could be placed in permitted areas of a mine site that constitute waters of the U.S. The rule was subsequently vacated based, in part, upon the fact that the U.S. Fish & Wildlife Service was not consulted with respect to possible effects on endangered species under terms of the Endangered Species Act. At present, an earlier 1983 rule is in place, which requires coal companies to keep operations 100 feet from streams or otherwise minimize any damage. On December 20, 2016, OSM published a new, finalized “Stream Protection Rule,” setting standards for “material damage to the hydrologic balance outside the permit area” that are applicable to surface and underground mining operations. However, on February 17, 2017, President Trump signed a joint congressional resolution disapproving the Stream Protection Rule pursuant to the Congressional Review Act. Accordingly, the regulations in effect prior to the Stream Protection Rule apply, including OSM’s 1983 rule. It remains unclear whether and how the results of the 2016 U.S. election could further impact regulatory or enforcement activities pursuant to the SMCRA.

Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as AMD. Treatment of AMD can be costly. Although we do not currently face material costs associated with AMD, there can be no assurance that we will not incur significant costs in the future.

Surety Bonds/Financial Assurance

We use surety bonds and letters of credit to provide financial assurance for certain transactions and business activities. Federal and state laws require us to obtain surety bonds or other acceptable security to secure payment of certain long-term obligations including mine closure or reclamation costs and other miscellaneous obligations. The amount of security required to be obtained can change as the result of new federal or state laws, as well as changes to the factors used to calculate the bonding or security amounts.

Surety bond rates have increased in recent years and the market terms of such bonds have generally become less favorable. In addition, the number of companies willing to issue surety bonds has decreased. Bonding companies may also require posting of collateral, typically in the form of letters of credit to secure the surety bonds. Moreover, the changes in the market for coal used to generate electricity in recent years have led to bankruptcies involving prominent coal producers. Several of these companies relied on self-bonding to guarantee their responsibilities. In response to these bankruptcies, OSMRE issued a Policy Advisory in August 2016 to state agencies that are authorized under the SMCRA to implement the act in their states. Certain states had previously announced that they would no longer accept self-bonding to secure reclamation obligations under the state mining laws. This Policy Advisory is intended to discourage authorized states from approving self-bonding arrangements and may lead to increased demand for other forms of financial assurance, which may strain capacity for those instruments and increase our costs of obtaining and maintaining the amounts of financial assurance needed for our operations. In addition, OSMRE announced in August 2016 that it would initiate a rulemaking under SMCRA to revise the requirements for self-bonding. Individually and collectively, these revised various financial assurance requirements may increase the amount of financial assurance needed and limit the types of acceptable instruments, straining the capacity of the surety markets to meet demand. This may increase the time required to obtain, and increase the cost of obtaining, the required financial assurances. Although Alabama’s regulatory framework technically allows for self-bonding, Alabama, in practice, requires surety bonds in order to engage in coal mining activities in the state. As of December 31, we had outstanding surety bonds with parties for post-mining reclamation at all of our U.S. mining operations totaling $38.2 million, and $2.1 million for miscellaneous purposes.

Climate Change

Global climate change continues to attract considerable public and scientific attention, with widespread concern about the impacts of human activity, especially the emission of GHGs such as carbon dioxide and methane. Some of our operations, such as methane release resulting from met coal mining, directly emit GHGs. Further, the products that we produce result in the release of carbon dioxide into the atmosphere by end-users. Laws and regulations governing emissions of GHGs have been adopted by foreign governments, including the European Union and member countries, U.S. regulatory agencies, individual states in the U.S. and regional governmental authorities. While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, almost one-half of the states have taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Further, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government that are intended to limit emissions of GHGs by enforceable requirements and voluntary measures.

In December 2009, the EPA published findings that GHG emissions present an endangerment to public health and welfare because, according to the EPA, emissions of such gases contribute to warming of the earth’s atmosphere and other climatic changes. The EPA’s findings focus on six GHGs, including carbon dioxide and nitrous oxide (which are emitted from coal combustion) and methane (which is emitted from coal beds). The findings by the EPA allowed the agency to proceed with the adoption and implementation of regulations to restrict emissions of GHGs under existing provisions of the federal Clean Air Act, including rules that regulate emissions of GHGs from motor vehicles and certain large stationary sources of emissions such as power plants or industrial facilities. In May 2010, the EPA adopted regulations that, among other things, established Prevention of Significant Deterioration (“PSD”) and Title V permit reviews for certain large stationary sources, such as coal-fueled power plants, that are potential major sources of GHG emissions. The so-called Tailoring Rule established new GHG emissions thresholds that determine when stationary sources must obtain permits under the PSD and Title V programs of the Clean Air Act. On June 23, 2014, the Supreme Court held that stationary sources could not become subject to PSD or Title V permitting solely by reason of their GHG emissions. The Court ruled, however, that the EPA may require installation of best available control technology for GHG emissions at sources otherwise subject to the PSD or Title V programs. On August 26, 2016, the EPA proposed changes needed to bring EPA’s air permitting regulations in line with Supreme Court and D.C. Circuit decisions on greenhouse gas permitting. The proposed rule was published in the Federal Register on October 3, 2016 and the public comment period closed on December 16, 2016. It is unclear when a final rule will be issued and/or whether and how the results of the 2016 U.S. election could impact further regulatory developments in this area.

In June 2010, Earthjustice petitioned the EPA to make a finding that emissions from coal mines may reasonably be anticipated to endanger public health and welfare, and to list them as a stationary source subject to further regulation of emissions. On April 30, 2013, the EPA denied the petition. Judicial challenges seeking to force the EPA to list coal mines as stationary sources have likewise been unsuccessful to date. If the EPA were to make an endangerment finding in the future, we may have to further reduce our methane emissions, install additional air pollution controls, pay certain taxes or fees for our emissions, incur costs to purchase credits that permit us to continue operations as they now exist at our underground coal mines or perhaps curtail coal production.

In addition, in August 2015, the EPA announced three separate, but related, actions to address carbon dioxide pollution from power plants, including final Carbon Pollution Standards for new, modified and reconstructed power plants, a final Clean Power Plan to cut carbon dioxide pollution from existing power plants, and a proposed federal plan to implement the Clean Power Plan emission guidelines. Upon publication of the Clean Power Plan on October 23, 2015, more than two dozen states as well as industry and labor groups challenged the Clean Power Plan in the D.C. Circuit Court of Appeals. On February 9, 2016, the U.S. Supreme Court stayed the Clean Power Plan pending disposition of the legal challenges. If the Clean Power Plan ultimately is upheld in its current form and it is not further altered by the EPA, it could have a material adverse impact on the demand for thermal coal nationally. While the Clean Power Plan does not affect our marketing of met coal, the continued regulatory focus could lead to future GHG regulations for the mining industry and its steelmaking customers, which ultimately could make it more difficult or costly for us to conduct our operations or adversely affect demand for our products. It remains unclear whether and how the results of the 2016 U.S. election could impact further regulatory developments in this area.

Furthermore, on January 15, 2016, the Secretary of Interior directed the Bureau of Land Management to prepare an environmental study analyzing potential leasing and management reforms to the current federal coal program, including how best to address the climate impacts of the federal program to meet both the nation’s energy needs and its climate goals. Pending this review, the Secretary has put in place a moratorium on new applications for thermal (steam) coal leases or lease modification on federal land, subject to certain exceptions. Among other things, the moratorium does not apply to met coal. While the moratorium does not affect the Company’s operations at this time, the continued regulatory focus could lead to future GHG regulations for the mining industry and its steelmaking customers, which could ultimately make it more difficult or costly for us to conduct our operations or adversely affect demand for our products.

Demand for met coal and natural gas also may be impacted by international efforts to reduce GHG emissions. In October 2014, the leaders of the 28 European Union countries agreed to a commitment to reduce GHG emissions by 40% from 1990 levels by 2040 and to adopt a non-binding goal of 27% use of renewable energy resources by 2030. Some exceptions were provided to secure approval of all EU members, and the reductions by some sectors participating in the existing Emission Trading System, such as utilities and heavy industry, will need to be greater than 40% to accommodate lower goals for other sectors, such as the agricultural and services industries, to achieve the overall 40% goal. The current goal is to reduce GHGs by 20% from 1990 levels by 2020. Furthermore, in November 2014, the U.S. and China announced a bilateral agreement to reduce GHG emissions. The U.S. agreed to reduce GHGs by 26-28% below 2005 levels by 2025. China pledged to stabilize its GHG emissions by 2030, to be accomplished in part by increasing its percentage of renewable energy sources such as solar and wind to 20% of the nation’s total energy production.

In December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The text of the Paris

Agreement calls for nations to undertake “ambitious efforts” to hold the increase in the global average temperature to well below 2º C above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5º C above pre-industrial levels; reach global peaking of GHG emissions as soon as possible; and take action to conserve and enhance sinks and reservoirs of GHGs, among other requirements. The Paris Agreement went into effect on November 4, 2016. The Paris Agreement establishes a framework for the parties to cooperate and report actions to reduce GHG emissions. It is possible that the agreement and subsequent domestic and international regulations will have adverse effects on the market for met coal, natural gas, and other fossil fuel products.

Methane must be expelled from our underground coal mines for mining safety reasons. Our gas operations extract methane from our underground met coal mines prior to mining. With the exception of some methane which is vented into the atmosphere when the met coal is mined, much of the methane is captured and sold into the natural gas market and used as fuel. If regulation of GHG emissions does not exempt the release of methane, we may have to curtail met coal production, pay certain taxes or fees for our emissions or incur costs to purchase credits that allow us to continue operations as they now exist at our underground met coal mines.

The existing laws and regulations or other current and future efforts to stabilize or reduce GHG emissions could adversely impact the demand for, price of and value of our products and reserves. As our operations also emit GHGs directly, current or future laws or regulations limiting GHG emissions could increase our own costs. Although the potential impacts on us of additional climate change regulation are difficult to reliably quantify, they could be material. It also remains unclear whether and how the results of the 2016 U.S. election could impact the regulation of GHG emissions at the federal and state level.

Finally, climate change may cause more extreme weather conditions such as more intense hurricanes, thunderstorms, tornadoes and snow or ice storms, as well as rising sea levels and increased volatility in seasonal temperatures. Extreme weather conditions can interfere with our services and increase our costs, and damage resulting from extreme weather may not be fully insured. However, at this time, we are unable to determine the extent to which climate change may lead to increased storm or weather hazards affecting our operations.

Clean Air Act

The federal Clean Air Act (“CAA”) and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining may occur through permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust, or fine particulate matter measuring 2.5 micrometers in diameter or smaller. The CAA indirectly affects our mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury, ozone and other compounds emitted by steel manufacturers, coke ovens and coal-fired utilities. As described above, existing and proposed regulations also subject GHG emissions to regulation under the CAA.

Clean Water Act

The federal CWA and corresponding state and local laws and regulations affect our operations by restricting the discharge of pollutants, including dredged and fill materials, into waters of the United States. CWA requirements that may directly or indirectly affect our operations include the following:

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Water Discharge. The CWA and corresponding state laws affect our operations by imposing restrictions on discharges of wastewater into creeks and streams. These restrictions, more often than not, require us to pre-treat the wastewater prior to discharging it. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. Our mining operations maintain water discharge permits as required under the National Pollutant Discharge Elimination System program of the CWA. We believe that we have obtained all permits required under the CWA and corresponding state laws and are in substantial compliance with such permits. However, new requirements under the CWA and corresponding state laws may cause us to incur significant additional costs that could adversely affect our operating results. For instance, stringent water quality standards for materials such as selenium have recently been issued. We have begun to incorporate these new requirements into our current permit applications; however, there can be no guarantee that we will be able to meet these or any other new standards with respect to our permit applications.

•	Dredge and Fill Permits. Many mining activities, such as the development of refuse impoundments, fresh water impoundments, refuse fills, and other similar structures, may result in impacts to waters of the United States, including wetlands, streams and, in certain instances, man-made conveyances that have a hydrologic connection to such streams or wetlands. Under the CWA, coal companies are required to obtain a Section 404 permit from the USACE prior to conducting such mining activities. The USACE is authorized to issue general “nationwide” permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued to Nationwide Permit 21 generally authorize the disposal of dredged and fill material from surface coal mining activities into waters of the United States, subject to certain restrictions. The USACE may also issue individual permits for mining activities that do not qualify for Nationwide Permit 21.

Recent regulatory actions and court decisions have created some uncertainty over the scope of CWA jurisdiction. On June 29, 2015, in response to a 2006 Supreme Court decision discussing the scope of CWA jurisdiction, the EPA and the USACE jointly promulgated final rules redefining the scope of waters protected under the CWA, revising regulations that had been in place for more than 25 years. The new rules may expand the scope of CWA jurisdiction, making more waters subject to the CWA’s permitting and other requirements in the case of discharges. Following its promulgation, numerous industry groups, states, and environmental groups challenged the rule and on October 9, 2015, a federal court stayed the rule’s implementation nationwide, pending further action in court. In response to this decision, the EPA and the USACE have resumed nationwide use of the agencies’ prior regulations defining the term “waters of the United States.” Further, on February 28, 2017, President Trump signed an executive order directing the relevant executive agencies to review the rules and to conduct notice and comment rulemaking to rescind or revise them, as appropriate under the stated policies of protecting navigable waters from pollution while promoting economic growth, reducing uncertainty, and showing due regard for Congress and the states. It remains unclear whether and how the results of the 2016 U.S. election could further impact regulatory developments in this area.

Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act (“RCRA”) and corresponding state laws establish standards for the management of solid and hazardous wastes generated at our various facilities. Besides affecting current waste disposal practices, RCRA also addresses the environmental effects of certain past hazardous waste treatment, storage and disposal practices. In addition, RCRA also requires certain of our facilities to evaluate and respond to any past release, or threatened release, of hazardous waste that may pose a risk to human health or the environment.

RCRA may affect coal mining operations by establishing requirements for the proper management, handling, transportation and disposal of solid and hazardous wastes. Currently, certain coal mine wastes, such as earth and rock covering a mineral deposit (commonly referred to as overburden) and coal cleaning wastes, are exempted from hazardous waste management under RCRA. Any change or reclassification of this exemption could significantly increase our coal mining costs.

On April 17, 2015, the EPA published its final power plant coal ash disposal rule. The rule regulates coal ash as a solid waste under Subtitle D of RCRA. The rule requires closure of sites that fail to meet prescribed engineering standards, requires regular inspections of impoundments, establishes limits on the location of new sites, and requires immediate remediation and closure of unlined ponds that are polluting ground water.

However, the rule gives states flexibility on how to implement and enforce the rule and allows citizen suits to be filed against coal ash pond operators. The rule does not regulate closed coal ash impoundments unless located at active power plants. The rule likely will impose added costs for coal-fired power plants and may adversely affect the demand for coal.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and similar state laws affect our met coal mining operations by, among other things, imposing investigation and cleanup requirements for threatened or actual releases of hazardous substances. Under CERCLA, joint and several liability may be imposed on operators, generators, site owners, lessees and others regardless of fault or the legality of the original activity that caused or resulted in the release of the hazardous substances. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, the universe of materials and substances governed by CERCLA is broader than “hazardous waste” and as such even non-hazardous wastes can, in certain circumstances, contain hazardous substances, which if released into the environment are governed by CERCLA. Alabama’s version of CERCLA mirrors the federal version with the important difference that there is no joint and several liability. Liability is consistent with one’s contribution to the contamination. In addition, the disposal, release or spilling of some products used by coal companies in operation, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for properties that (1) we currently own, lease or operate, (2) we, our predecessors, or former subsidiaries have previously owned, leased or operated, (3) sites to which we, our predecessors or former subsidiaries, sent waste materials, and (4) sites at which hazardous substances from our facilities’ operations have otherwise come to be located.

Endangered Species Act and Similar Laws

The federal Endangered Species Act and other related federal and state statutes, such as the federal Bald and Golden Eagle Protection Act, protect species threatened or endangered with possible extinction. Protection of threatened, endangered and other special status species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on our activities in areas containing the affected species. Also, the designation of previously unidentified threatened, endangered or special status species in areas where we operate could cause us to incur additional costs or become subject to operating delays, restrictions or bans.

Seasonality

Our primary business is not materially impacted by seasonal fluctuations. Demand for met coal is generally more heavily influenced by other factors such as the global economy, interest rates and commodity prices.

Employees and Labor

As of December 31, 2016, we had 1,130 employees, of whom 791 were hourly employees and 339 were salaried employees, and of whom approximately 68% were covered by the UMWA CBA, which expires on March 31, 2021. We have not had any union-organized work stoppages since our inception. We believe that we have good relationships with our employees and with the unions representing our employees.

Legal Proceedings

We are involved in various legal proceedings occurring in the ordinary course of business. It is the opinion of management, after consultation with legal counsel, that these matters will not materially affect our consolidated financial position, results of operations or cash flows.

The Company is subject to a wide variety of laws and regulations concerning the protection of the environment, both with respect to the construction and operation of its plants, mines and other facilities and with respect to remediating environmental conditions that may exist at its own and other properties. See “—Environmental and Regulatory Matters” for additional information. The Company believes that it is in substantial compliance with federal, state and local environmental laws and regulations. The Company accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated.

Additional Information

Our principal executive offices are located at 16243 Highway 216, Brookwood, AL 35444, and our telephone number at that address is (205) 554-6150. Our website address is www.warriormetcoal.com. Information contained on our website is not incorporated by reference herein and does not constitute part of this prospectus.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, directors and director nominees of March 24, 2017. Certain members of our current board of managers were nominated and appointed by the Principal Stockholders pursuant to the terms of the LLC Agreement. See “—Our Board of Directors and Committees” and “Certain Relationships and Related Party Transactions—Composition of Our Board of Managers under the LLC Agreement.”

Name	Age	Position
Walter J. Scheller, III	56	Chief Executive Officer and Director
Dale W. Boyles	56	Chief Financial Officer
Michael T. Madden	65	Chief Commercial Officer
Kelli K. Gant	45	Chief Administrative Officer and Secretary
Jack K. Richardson	55	Chief Operating Officer
Brian M. Chopin	34	Chief Accounting Officer and Controller
Stephen D. Williams	53	Chairman of the Board
Keith Luh	42	Director
Blaine MacDougald	38	Director
Matthew R. Michelini	35	Director
Darren L. Richman	45	Director
Gareth Turner	53	Director
J. Brett Harvey	63	Director Nominee
Alan H. Schumacher	70	Director Nominee

Set forth below is a description of the backgrounds of our executive officers, directors and director nominees.

Walter J. Scheller, III was appointed as our Chief Executive Officer and as one of our directors in connection with the Asset Acquisition. Mr. Scheller was the Chief Executive Officer of Walter Energy from September 2011 to March 2016, and served as President and Chief Operating Officer of Walter Energy’s primary subsidiary, Jim Walter Resources, Inc. from June 2010 to September 2011. On July 15, 2015, the Walter Energy Debtors filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code. Prior to joining Walter Energy, he served as Senior Vice President—Strategic Operations of Peabody Energy Corporation (“Peabody”) from June 2006 to June 2010. Prior to his career at Peabody, Mr. Scheller worked for CNX Gas Corporation as Vice President and, prior to that, at Consol Energy where he held a number of executive and operational roles, the last of which was Vice President—Operations. Mr. Scheller previously served as director of Walter Energy. Mr. Scheller graduated from West Virginia University with a Bachelor of Science degree in Mining Engineering, and received his Juris Doctor degree from Duquesne University and his Master of Business Administration degree from the University of Pittsburgh—Joseph M. Katz Graduate School of Business.

Mr. Scheller is the only officer of our company who also serves as a director. With over 32 years of experience in the mining sector, Mr. Scheller has significant knowledge of the coal mining industry, as well as leadership, executive management and operational experience. For these reasons, we believe Mr. Scheller is qualified to serve as a director.

Dale W. Boyles has been our Chief Financial Officer since January 2017. From November to December 2016, he provided consulting services to us. Mr. Boyles was the Chief Financial Officer of Noranda Aluminum Holding Corporation (formerly NYSE listed under “NOR”), a primary aluminum and aluminum coil manufacturer from November 2013 to November 2016. While in that role, he oversaw the voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code of Noranda in 2016. From 2006 to June 2012, Mr. Boyles served in several capacities for Hanesbrands, Inc. (NYSE listed under “HBI”), an apparel company, including Operating Chief Financial Officer from October 2011 to June 2012, Interim Chief Financial Officer from May 2011 to October 2011 and Vice President, Controller and Chief Accounting Officer from 2006 to May 2011. From 1997 to 2006, he served in various capacities for KPMG LLP, most recently as Audit Partner, Consumer & Industrial Markets. Mr. Boyles was Corporate Division Controller for Collins & Aikman Corporation from 1993 to 1996. Mr. Boyles graduated from the University of North Carolina—Charlotte with a Bachelor of Science degree in Accounting.

Michael T. Madden was appointed as our Chief Commercial Officer in connection with the Asset Acquisition. Mr. Madden was the Senior Vice President and Chief Commercial Officer of Walter Energy from May 2012 to March 2016 and, prior to that, the Senior Vice President of Marketing of Walter Energy from April 2011 to May 2012. On July 15, 2015, the Walter Energy Debtors filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code. Mr. Madden joined Walter Energy after having spent 13 years at Walter Energy’s primary subsidiary, Jim Walter Resources, Inc., where he held positions as the Senior Vice President of Sales and Marketing from February 2010 to April 2011 and as the Vice President of Marketing, Transportation and Quality Control from February 1997 to February 2010. Mr. Madden graduated from St. Bonaventure University with a Bachelor of Science degree in Marketing.

Kelli K. Gant was appointed as our Chief Administrative Officer in connection with the Asset Acquisition and as our Secretary in January 2017. Ms. Gant was the Director—Benefits at Walter Energy from December 2009 to July 2011 and the VP—Human Resources at Walter Energy from August 2011 to March 2016. Before joining Walter Energy, she was the Senior Vice President and Corporate Benefits Director of Colonial Bank from December 2008 to November 2009 and the Senior Vice President and Institutional Services Manager of Regions Morgan Keegan Trust from October 2000 to July 2007. Ms. Gant graduated from Auburn University at Montgomery with a Bachelor of Science degree in Human Resources Management, and received her Juris Doctor degree from Jones School of Law at Faulkner University.

Jack K. Richardson was appointed as our Chief Operating Officer in connection with the Asset Acquisition. Mr. Richardson was the Vice President of Murray Energy from September 2015 to March 2016. From June 2014 to August 2015, he served as the Chief Executive Officer of White Oak Resources, LLC. Mr. Richardson was employed by Consol Energy for over 30 years, with his most recent position being Vice President of Coal Operations. Mr. Richardson has worked in the energy sector for over 30 years and has experience in all basins east of the Mississippi River. Mr. Richardson graduated from Bluefield State College with a Bachelor of Science degree in Mining Engineering Technology and an Associate of Science degree in Business Management.

Brian M. Chopin was appointed as our Chief Accounting Officer and Controller in connection with the Asset Acquisition. Mr. Chopin was appointed as Chief Accounting Officer and Controller of Walter Energy in May 2015. On July 15, 2015, the Walter Energy Debtors filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code. Mr. Chopin was the Assistant Corporate Controller from January 2014 to May 2015 and the SEC Reporting Manager from July 2012 to January 2014, of Walter Energy. Before joining Walter Energy, Mr. Chopin was an Audit Manager at KPMG in its Assurance and Advisory Business Services practice from September 2006 to July 2012. Mr. Chopin graduated from the University of Mississippi with a Bachelor of Science degree in Accounting and a Master of Accounting degree with an emphasis in taxation.

Stephen D. Williams has served as the Chairman of our board of directors since the Asset Acquisition. Mr. Williams has been a consultant at Stephen D. Williams Consulting since July 2015. He has extensive experience working as an executive in the coal industry. From January 2013 to February 2015, he was the Chief Executive Officer of Mechel Bluestone, Inc. Prior to that, he was the Chief Operating Officer of NRI, LLC, where he focused on coal acquisition, from October 2010 to December 2012, and the Chief Operating Officer of INR Energy, LLC, a coal company, from October 2009 to August 2010. From August 2007 to September 2009, Mr. Williams was the Senior Vice President of North American Coal at Cliffs Natural Resources. Mr. Williams graduated from West Virginia University’s College of Mineral and Energy Resources with a Bachelor of Science degree in Mining Engineering, and received his Juris Doctor degree from West Virginia University’s College of Law.

Mr. Williams has considerable experience in all facets of multiple coal operations, including the operation of longwall coal mines. For these reasons, we believe Mr. Williams is qualified to serve as a director.

Keith Luh has served as one of our directors since the Asset Acquisition. Mr. Luh joined Franklin Mutual Advisers, LLC in 2005, where he is a Portfolio Manager and Head of Cross-Asset Investing. Prior to joining Franklin Mutual Advisers, LLC, Mr. Luh was a senior analyst in global investment research at Putnam Investments. Previously, he worked in the investment banking group at Volpe Brown Whelan and Co., LLC, and the derivative products trading group at BNP. Mr. Luh is also Adjunct Professor in Finance and Economics at the Graduate School of Business, Columbia University. In addition to his position on our board of directors, Mr. Luh serves on the board of Sorenson Holdings LLC. Mr. Luh is a CFA Charterholder. He graduated from the University of Pennsylvania with a Bachelor of Arts degree in Economics and a Minor in History and received his Master of Business Administration degree from Columbia University.

Mr. Luh has experience financing, analyzing and investing in public and private companies, including transactions in mining and related sectors. For this reason, we believe Mr. Luh is qualified to serve as a director.

Blaine MacDougald has served as one of our directors since the Asset Acquisition. Mr. MacDougald joined KKR & Co., L.P. in 2011, where he is a Director and Co-Head of European Special Situations. Prior to joining KKR, he was employed by D.E. Shaw & Co. as a Vice President from 2006 to 2011, where he focused on credit and private equity investments and served on the board of directors of several portfolio companies. Previously, Mr. MacDougald worked at RBC Capital Markets. Mr. MacDougald is a CFA Charterholder and graduated from Queen’s University in Canada with a Bachelor of Science degree in Mechanical Engineering.

Mr. MacDougald has considerable experience financing, analyzing and investing in public and private companies, including transactions in the mining and related sectors. For this reason, we believe Mr. MacDougald is qualified to serve as a director.

Matthew R. Michelini has served as one of our directors since the Asset Acquisition. Mr. Michelini is a partner at Apollo Global Management, LLC, which he joined in 2006. At Apollo, Mr. Michelini has executed deals across the world, including in North America, Europe and Asia. From 2004 to 2006, prior to joining Apollo, Mr. Michelini was a member of the Mergers & Acquisitions group at Lazard Frères & Co. Mr. Michelini has served on the boards of directors of Athene Holding Ltd. since 2010, Aleris Corporation since 2015 and Athene Asset Management, L.P. since 2013, and previously served as a director of Metals USA Holdings Corp. (formerly NYSE listed under “MUSA”) and Noranda Aluminum Holding Corporation (formerly NYSE listed under “NOR”). Mr. Michelini is actively involved in various charities dedicated to helping underprivileged children in New York City. Mr. Michelini graduated from Princeton University with a Bachelor of Science degree in Mathematics and a Certificate in Finance, and received his Master of Business Administration degree from Columbia University.

Mr. Michelini is a partner at Apollo and has over 10 years’ experience financing, analyzing and investing in public and private companies, many of which were in the metals and mining sector. Mr. Michelini provides valuable insights to our board of directors. For these reasons, we believe Mr. Michelini is qualified to serve as a director.

Darren L. Richman has served as one of our directors since July 2016. Mr. Richman was formerly a Senior Managing Director with The Blackstone Group from September 2006 to December 2016. He focused on special situation and distressed investments and was a member of GSO’s Investment Committee. Before joining GSO Capital Partners in 2006, Mr. Richman worked at DiMaio Ahmad Capital, where he was a founding member and the co-head of its investment research team. Prior to joining DiMaio Ahmad Capital, Mr. Richman was a Vice President and Senior Special Situations Analyst at Goldman, Sachs & Co. Mr. Richman began his career with Deloitte & Touche, and ultimately served as a Manager in the firm’s Mergers & Acquisitions Services Group. Mr. Richman is a member of the boards of directors of Sorenson Communications and Outward Bound USA and is a member of the Economic Club of New York. He previously served on the board of directors of Seneca

Mortgage. Mr. Richman graduated from the University of Hartford with Bachelor of Arts and Bachelor of Science degrees in Accounting, and received his Masters of Business Administration degree from NYU’s Stern School of Business. He was formerly a Certified Public Accountant and a Member of the American Institute of Certified Public Accountants.

Mr. Richman has considerable experience completing and managing special situation and distressed investments. For these reasons, we believe Mr. Richman is qualified to serve as a director.

Gareth Turner has served as one of our directors since the Asset Acquisition. Mr. Turner joined Apollo Private Equity in 2005, where he is a Senior Partner focused on the firm’s natural resource activities. From 1997 to 2005, Mr. Turner was employed by Goldman Sachs as a Managing Director in its Industrial and Natural Resources investment banking group. From 2003 to 2005, Mr. Turner was head of Goldman Sachs’ Global Metals and Mining Group and managed the firm’s investment banking relationships with the major companies in the sector. He has a broad range of experience in both capital markets and merger and acquisition transactions. Prior to joining Goldman Sachs, Mr. Turner was employed at Lehman Brothers from 1992 to 1997, by Salomon Brothers from 1991 to 1992 and by RBC Dominion Securities from 1986 to 1989. Mr. Turner served on the board of directors of Constellium Holdco N.V. from 2010 to 2014 and Noranda Aluminum Holding Corporation (formerly NYSE listed under “NOR”) from 2007 to 2014. Mr. Turner graduated from the University of Toronto with a Bachelor of Arts degree in Economics, and received his Master of Business Administration degree from the University of Western Ontario School of Business Administration.

Mr. Turner has considerable experience completing and managing private equity investments on behalf of Apollo. With over 20 years’ experience financing, analyzing and investing in public and private companies, many of which were in the metals and mining sector, Mr. Turner also provides valuable insights to our board of directors. For these reasons, we believe Mr. Turner is qualified to serve as a director.

J. Brett Harvey will become a director prior to the closing of this offering. He was the Chairman of CONSOL Energy Inc. from June 2010 to May 2016, where he also served as Executive Chairman from May 2014 to January 2015, Chief Executive Officer from January 1998 to May 2014 and President from January 1998 to February 2011. Prior to 1998, he was President and Chief Executive Officer of PacifiCorp Energy Inc. from 1995 to 1998 and served in several other management positions at PacifiCorp. Mr. Harvey has served on the board of directors of Allegheny Technologies Incorporated (NYSE listed under “ATI”) since 2007 and of Barrick Gold Corporation (NYSE listed under “ABX”) since December 2005. He served on the board of directors of CONSOL Energy Inc. from 1998 to 2016 and of CNX Gas Corporation from 2004 to 2014. Mr. Harvey graduated from the University of Utah with a bachelor’s degree in mining engineering.

Mr. Harvey has significant oversight experience managing public companies, industry experience in natural resources market and substantial corporate governance expertise through his years of service on multiple public company boards. For these reasons, we believe Mr. Harvey is qualified to serve as a director.

Alan H. Schumacher will become a director on             , 2017. Mr. Schumacher worked for 23 years at American National Can Corporation and American National Can Group, where he served as Executive Vice President and Chief Financial Officer from 1997 until his retirement in 2000, and Vice President, Controller and Chief Accounting Officer from 1985 to 1996. Mr. Schumacher has served on the board of directors of Albertsons Companies, Inc. (NYSE listed under “ABS”) since March 2015, BlueLinx Holdings Inc. (NYSE listed under “BXC”) since 2004, Blue Bird Corporation (NASDAQ listed under “BLBD”) since 2008 and EVERTEC, Inc. (NYSE listed under “EVTC”) since 2013. He also served as a director of other companies, including Noranda Aluminum Holding Corporation (formerly NYSE listed under “NOR”) from 2008 to November 2016 and Quality Distribution, Inc. from 2004 to August 2015. Mr. Schumacher was a member of the Federal Accounting Standards Advisory Board from 2002 through June 2012. Mr. Schumacher graduated from the University of Illinois with a Bachelor of Science degree in Accounting and received his Master of Business Administration degree from Roosevelt University.

Mr. Schumacher has experience as a director on the boards of several public companies and has extensive knowledge of accounting principles, financial reporting and internal controls. For these reasons, we believe Mr. Schumacher is qualified to serve as a director.

Our Board of Directors and Committees

Our business and affairs are currently managed by our limited liability company board of managers, which consists of seven members. Upon the corporate conversion, prior to the effectiveness of the registration statement of which this prospectus forms a part, the members of our board of managers will become our board of directors, and we refer to them as such. Upon the effective date of the registration statement of which this prospectus forms a part, the size of the board of directors will be increased from seven directors to nine directors. Effective upon the corporate conversion, our certificate of incorporation and bylaws will provide that our board of directors will consist of a single class of directors and that the terms of office of the directors will be one year from the time of their election until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Our certificate of incorporation will provide that the authorized number of directors will generally be not less than                 nor more than                 , and the exact number of directors will be fixed from time to time exclusively by our board of directors pursuant to a resolution adopted by a majority of the whole board. In addition, our certificate of incorporation and bylaws will provide that, in general, vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

In evaluating director candidates, our board of directors will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the ability of our board of directors to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of our board of directors to fulfill their duties. We have no minimum qualifications for director candidates. In general, however, our board of directors will review and evaluate both incumbent and potential new directors in an effort to achieve diversity of skills and experience among our directors and in light of the following criteria:

•	experience in business, government, education, technology or public interests;

•	high-level managerial experience in large organizations;

•	breadth of knowledge regarding our business or industry;

•	specific skills, experience or expertise related to an area of importance to us, such as energy production, consumption, distribution or transportation, government, policy, finance or law;

•	moral character and integrity;

•	commitment to our stockholders’ interests;

•	ability to provide insights and practical wisdom based on experience and expertise;

•	ability to read and understand financial statements; and

•	ability to devote the time necessary to carry out the duties of a director, including attendance at meetings and consultation on company matters.

Although we do not have a policy in regard to the consideration of diversity in identifying director nominees, qualified candidates for nomination to our board of directors will be considered without regard to race, color, religion, gender, ancestry or national origin.

Director Independence

Our board of directors has determined that, under NYSE listing standards and taking into account any applicable committee standards and rules under the Exchange Act, each of                 is an independent director.

We will rely on the phase-in rules of the NYSE with respect to the independence of the members of our board of directors. In accordance with these rules, our board of directors will be comprised of a majority of independent directors within one year of the listing date.

Audit Committee

Our board of directors will establish an audit committee in connection with this offering. We expect that Messrs. Schumacher, Michelini and Luh will serve as the initial members of our audit committee, and our board of directors has determined that                 is an audit committee financial expert, as defined by the SEC, and the other members of our audit committee will satisfy the financial literacy standards for audit committee members under these rules and listing standards. It has been further determined that                 is “independent” under the standards of the NYSE and SEC regulations. We will rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. The functions of the audit committee will include the following:

•	assist our board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate our independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants;

•	review and approve related party transactions; and

•	perform such other functions as our board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter.

Compensation Committee

Our board of directors will establish a compensation committee in connection with this offering, whose functions will include the following: establishing salaries, incentives and other forms of compensation for officers and other employees, and administering our incentive compensation and benefit plans. We expect that Messrs. Turner, Richman and Harvey will serve as the initial members of our compensation committee. We may rely on the phase-in rules of the NYSE with respect to the independence of our compensation committee. These rules permit us to have a compensation committee that has one member that is independent upon listing, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. The specific functions and responsibilities of the compensation committee will be set forth in the compensation committee charter.

Nominating and Governance Committee

Our board of directors will establish a nominating and governance committee in connection with this offering, whose functions will include the following: identifying, evaluating and recommending qualified nominees to serve on our board of directors and developing and overseeing our internal corporate governance processes. We expect that Messrs. MacDougald, Turner and Richman will serve as the initial members of our nominating and governance committee. We may rely on the phase-in rules of the NYSE with respect to the independence of our nominating and governance committee. These rules permit us to have a nominating and governance committee that has one member that is independent upon listing, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. The specific functions and responsibilities of the nominating and governance committee will be set forth in the nominating and governance committee charter.

Pursuant to our bylaws, our board of directors will be able to, from time to time, establish other committees to facilitate the management of our business and operations.

Environmental, Health & Safety Committee

Our board of directors will establish an environmental, health & safety committee in connection with this offering, whose functions will include the following: assessing the effectiveness of our health, safety and environmental policies, programs and initiatives, periodically reviewing our policies regarding applicable environmental, health and safety laws, rules and regulations and reviewing and monitoring our compliance with such policies and procedures and reporting to the board of directors on such compliance. We expect that Messrs. Williams, Harvey and Luh will serve as the initial members of our environmental, health & safety committee. The specific functions and responsibilities of the environmental, health and safety committee will be set forth in the environmental, health and safety committee charter.

Code of Ethics

In connection with the closing of this offering, our board of directors will adopt a code of business conduct and ethics (the “Code of Conduct”) that will apply to all directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Upon the closing of this offering, the Code of Conduct will be available in the Corporate Governance section of our website at www.warriormetcoal.com. The contents of our website are not incorporated by reference herein or otherwise a part of this prospectus.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

Director Compensation Following this Offering

Following the completion of this offering, our independent non-employee directors will receive cash and equity-based compensation for their services as directors, as follows:

•	an annual cash retainer of $ ;

•	an additional annual retainer of $ for service as the chair of the audit committee; and

•	an annual award of restricted stock granted under our 2016 Equity Incentive Plan having a value as of the grant date of $ , vesting in equal annual installments.

Directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law. In connection with this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in Delaware law.

Compensation Committee Interlocks and Insider Participation

Our board of directors will establish a compensation committee in connection with this offering. None of our executive officers serves, or has served during the past year, as a member of our board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Impact of Offering

In connection with the corporate conversion, prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert all awards of restricted Class C units and phantom Class C units issued pursuant to the 2016 Equity Plan (as defined below) such that, with respect to the number of Class C units underlying such awards prior to the corporate conversion, the awards will be converted into awards in respect of an equivalent number of shares of our common stock following the corporate conversion. The vesting and other terms of the options will generally remain the same.

2016 Summary Compensation Table

The following table summarizes the total compensation for each of our named executive officers, who are identified in the following table, for services rendered during our fiscal year ended December 31, 2016.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Walter J. Scheller, III; Chief Executive Officer	2016	634,231	480,000	1,225,463	—	—	—	46,916	2,386,610
Jack K. Richardson; Chief Operating Officer	2016	242,656	355,000	612,768	—	—	—	92,550	1,302,974
Michael T. Madden; Chief Commercial Officer	2016	328,380	227,000	363,100	—	—	—	38,952	957,432

(1)	Mr. Richardson’s base salary was pro-rated based on his start date with our Predecessor on March 21, 2016. Messrs. Scheller, Richardson and Madden received total base salaries of $634,231, $242,656 and $328,380, respectively, in 2016, including $429,231 from the Company following the Asset Acquisition and $205,000 from our Predecessor prior to the Asset Acquisition for Mr. Scheller, $232,500 from the Company following the Asset Acquisition and $10,156 from our Predecessor prior to the Asset Acquisition for Mr. Richardson and $228,923 from the Company following the Asset Acquisition and $99,457 from our Predecessor prior to the Asset Acquisition for Mr. Madden.
(2)	On August 8, 2016, Messrs. Richardson and Madden were paid discretionary cash bonuses of $75,000 and $35,000, respectively, under a bonus plan to incentivize performance within the first 100 days following the Asset Acquisition. In addition, in January 2017, Messrs. Scheller, Richardson and Madden received discretionary annual bonuses of $480,000, $280,000 and $192,000, respectively, with respect to fiscal year 2016.
(3)	The amounts in this column represent the aggregate grant date fair value of stock awards issued to our named executive officers in accordance with FASB ASC Topic 718. On April 1, 2016, Mr. Scheller was granted 16,875 restricted units. On April 20, 2016, Messrs. Richardson and Madden were granted 8,438 and 5,000 restricted units, respectively.
(4)	For Mr. Scheller, the amounts in this column include: (i) $20,733 in employer-paid health and welfare benefit insurance costs; (ii) $10,027 in the Company’s matching contribution to the Warrior Met Coal, LLC Salaried 401(k) Plan (the “401(k) Plan”); (iii) $10,523 in a car allowance; and (iv) $5,633 in a tax gross-up for group-term life benefits. For Mr. Richardson, the amounts in this column include: (i) $15,061 in employer-paid health and welfare benefit insurance costs; (ii) $13,250 in the Company’s matching contribution to the 401(k) Plan; (iii) $696 for a Company car; (iv) $1,088 in a tax gross-up related to group-term life benefit; and (v) $62,455 in relocation benefits. For Mr. Madden, the amounts in this column include: (i) $19,574 in employer-paid health and welfare benefit insurance costs; (ii) $13,196 in the Company’s matching contribution to the 401(k) Plan; (iii) $1,291 for a Company car; and (iv) $4,891 in a tax gross-up related to group-term life benefits.

Employment Agreements

We have entered into an employment agreement with each of Messrs. Scheller, Richardson and Madden, as described below.

Walter J. Scheller, III. We entered into an employment agreement with Walter J. Scheller, III effective April 1, 2016, pursuant to which Mr. Scheller serves as our Chief Executive Officer and as a member of our board of directors. The term of the agreement is indefinite. Mr. Scheller’s annual base salary is $600,000. He is eligible to receive an annual bonus with a target award equal to 100% of his base salary contingent upon the achievement of performance goals approved by our board of directors. In addition, pursuant to his employment agreement, Mr. Scheller was eligible to, however, he ultimately did not, receive an award under a bonus plan to incentivize performance within the first 100 days following the Asset Acquisition.

In the event that we terminate Mr. Scheller’s employment without “Cause” (as defined below) or Mr. Scheller resigns for “Good Reason” (as defined below), subject to Mr. Scheller’s execution of a release of claims in a form that we reasonably determine and his compliance with the restrictive covenants described below, we will provide Mr. Scheller with severance as follows: (i) an amount equal to one times his base salary, payable in substantially equal installments for one year following the date of such termination, (ii) if such termination should occur following the third quarter of our fiscal year, a pro-rated bonus payment for the year of termination based on our actual results for such year and (iii) if such termination should occur within 30 days prior to a vesting date relating to an equity award previously granted to Mr. Scheller, vesting of the portion of the award that would have become vested within such 30-day period.

In the event that we terminate Mr. Scheller’s employment without Cause or Mr. Scheller resigns for Good Reason within 12 months following the occurrence of a “Change in Control” (as defined in his employment agreement), subject to Mr. Scheller’s execution of a release of claims in a form that we reasonably determine and compliance with the restrictive covenants described below, we will provide Mr. Scheller with severance in an amount equal to two times his base salary, payable as a lump sum and in lieu of the severance described above.

If any of our financial statements are required to be restated due to errors, omissions, fraud or misconduct (including, but not limited to circumstances where we have been required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement), we may recover all or a portion of any cash incentive, equity compensation or severance disbursements paid to Mr. Scheller with respect to any fiscal year for which the financial results are negatively affected by such restatement.

Mr. Scheller is subject to a (i) 12-month post-termination non-competition covenant relating to our or our subsidiaries’ business, (ii) 24-month post-termination non-solicitation covenant in respect of our or our subsidiaries or affiliates’ employees, representatives, agents, consultants, customers, suppliers, licensees, licensors and other business relationships and (iii) perpetual confidentiality and non-disparagement covenants.

Jack K. Richardson. We entered into an employment agreement with Jack K. Richardson effective April 1, 2016, pursuant to which Mr. Richardson serves as our Chief Operating Officer. The term of the agreement is indefinite. Pursuant to his employment agreement, Mr. Richardson’s annual base salary was $325,000. Effective January 1, 2017, his annual base salary was increased to $355,000. He is eligible to receive an annual bonus with a target award equal to 100% of his base salary contingent upon the achievement of performance goals approved by our board of directors. In addition, pursuant to his employment agreement, Mr. Richardson was eligible to receive an award under a bonus plan to incentivize performance within the first 100 days following the Asset Acquisition.

In the event that we terminate Mr. Richardson’s employment without “Cause” (as defined below) or Mr. Richardson resigns for “Good Reason” (as defined below), subject to Mr. Richardson’s execution of a release of claims in a form that we reasonably determine and compliance with the restrictive covenants described below, we will provide Mr. Richardson with severance as follows: (i) an amount equal to one times his base salary, payable in substantially equal installments for one year following the date of such termination, (ii) if such termination should occur following the third quarter of our fiscal year, a pro-rated bonus payment for the year of termination based on our actual results for such year and (iii) if such termination should occur within 30 days prior to a vesting date relating to an equity award previously granted to Mr. Richardson, vesting of the portion of the award that would have become vested within such 30-day period.

In the event that we terminate Mr. Richardson’s employment without Cause or Richardson resigns for Good Reason within 12 months following the occurrence of a “Change in Control” (as defined in his employment agreement), subject to Mr. Richardson’s execution of a release of claims in a form that we reasonably determine and compliance with the restrictive covenants described below, we will provide Mr. Richardson with severance in an amount equal to one and one-half times his base salary, payable as a lump sum and in lieu of the severance described above.

If any of our financial statements are required to be restated due to errors, omissions, fraud or misconduct (including, but not limited to circumstances where we have been required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement), we may recover all or a portion of any cash incentive, equity compensation or severance disbursements paid to Mr. Richardson with respect to any fiscal year for which the financial results are negatively affected by such restatement.

Mr. Richardson is subject to a (i) 12-month post-termination non-competition covenant relating to our or our subsidiaries’ business, (ii) 24-month post-termination non-solicitation covenant in respect of our or our subsidiaries or affiliates’ employees, representatives, agents, consultants, customers, suppliers, licensees, licensors and other business relationships and (iii) perpetual confidentiality and non-disparagement covenants.

Michael T. Madden. We entered into an employment agreement with Michael T. Madden effective April 1, 2016, pursuant to which Mr. Madden serves as our Chief Commercial Officer. The term of the agreement is indefinite. Mr. Madden’s annual base salary is $320,000. He is eligible to receive an annual bonus with a target award equal to 75% of his base salary contingent upon the achievement of performance goals approved by our board of directors. In addition, pursuant to his employment agreement, Mr. Madden was eligible to receive an award under a bonus plan to incentivize performance within the first 100 days following the Asset Acquisition.

In the event that we terminate Mr. Madden’s employment without “Cause” (as defined below) or he resigns for “Good Reason” (as defined below), subject to Mr. Madden’s execution of a release of claims in a form that we reasonably determine and compliance with the restrictive covenants described below, we will provide Mr. Madden with severance as follows: (i) an amount equal to one times his base salary, payable in substantially equal installments for one year following the date of such termination, (ii) if such termination should occur following the third quarter of our fiscal year, a pro-rated bonus payment for the year of termination based on our actual results for such year and (iii) if such termination should occur within 30 days prior to a vesting date relating to an equity award previously granted to Mr. Madden, vesting of the portion of the award that would have become vested within such 30-day period.

In the event that we terminate Mr. Madden’s employment without Cause or Mr. Madden resigns for Good Reason within 12 months following the occurrence of a “Change in Control” (as defined in his employment agreement), subject to Mr. Madden’s execution of a release of claims in a form that we reasonably determine and compliance with the restrictive covenants described below, we will provide Mr. Madden with severance in an amount equal to one and one-half times his base salary, payable as a lump sum and in lieu of the severance described above.

If any of our financial statements are required to be restated due to errors, omissions, fraud or misconduct (including, but not limited to circumstances where we have been required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement), we may recover all or a portion of any cash incentive, equity compensation or severance disbursements paid to Mr. Madden with respect to any fiscal year for which the financial results are negatively affected by such restatement.

Mr. Madden is subject to a (i) 12-month post-termination non-competition covenant relating to our or our subsidiaries’ business, (ii) 24-month post-termination non-solicitation covenant in respect of our or our subsidiaries or affiliates’ employees, representatives, agents, consultants, customers, suppliers, licensees, licensors and other business relationships and (iii) perpetual confidentiality and non-disparagement covenants.

For purposes of these employment agreements, “Cause” means the applicable executive’s (i) commission of, conviction for, plea of guilty or nolo contendere to a felony or a crime involving moral turpitude, or other material act or omission involving dishonesty or fraud; (ii) engaging in conduct that constitutes fraud or embezzlement; (iii) engaging in conduct that constitutes gross negligence or willful gross misconduct that results or could reasonably be expected to result in harm to our or any of our affiliate’s business or reputation; (iv) breach of any material terms of the executive’s employment, which results or could reasonably be expected to result in harm to our or any of our affiliate’s business or reputation; (v) continued willful failure to substantially perform the executive’s duties; or (vi) breach of any our or our affiliate’s material policy that is applicable to employees generally that is reasonably likely to result in demonstrable harm to the Company or our affiliate.

For purposes of these employment agreements, “Good Reason” means the applicable executive’s voluntary resignation after any of the following actions taken by the Company without the executive’s written consent: (i) a material diminution in the executive’s title or authority; (ii) any material failure to pay compensation when due; (iii) a reduction in base pay or bonus opportunity other than reductions applicable to senior executives generally occurring after December 31, 2016; (iv) relocation of the executive’s principal place of business by more than 50 miles that materially increases the executive’s commute; or (v) any other material breach of the applicable employment agreement by the Company.

Other Employment Agreements

We entered into an employment agreement with Dale W. Boyles effective January 1, 2017, pursuant to which Mr. Boyles serves as our Chief Financial Officer. The term of the agreement is indefinite. Mr. Boyles’ annual base salary is $350,000. He is eligible to receive an annual bonus with a target award equal to 100% of his base salary contingent upon the achievement of performance goals approved by our board of directors.

Mr. Boyles also received a signing bonus of $55,000 and was issued restricted units of our Class C Units with an aggregate grant date fair market value equal to approximately $675,000 pursuant to the 2016 Equity Plan. In addition, Mr. Boyles is eligible for a bonus of up $500,000 generally in connection with (i) an initial public offering of the Company or our subsidiaries, (ii) the acquisition of more than 50% of the combined voting power of the Company, (iii) the disposition of all or substantially of the business or assets of the Company or (iv) any merger or consolidation of the Company.

In the event that we terminate Mr. Boyles’ employment without “Cause” (as defined above) or Mr. Boyles resigns for “Good Reason” (as defined above), subject to Mr. Boyles’ execution of a release of claims in a form that we reasonably determine and his compliance with the restrictive covenants described below, we will provide Mr. Boyles with severance as follows: (i) an amount equal to one times his base salary, payable in substantially equal installments for one year following the date of such termination, (ii) if such termination should occur following the third quarter of our fiscal year, a pro-rated bonus payment for the year of termination based on our actual results for such year and (iii) if such termination should occur within 30 days prior to a vesting date relating to an equity award previously granted to Mr. Boyles, vesting of the portion of the award that would have become vested within such 30-day period.

In the event that we terminate Mr. Boyles’ employment without Cause or Mr. Boyles resigns for Good Reason within 12 months following the occurrence of a “Change in Control” (as defined in his employment agreement) subject to Mr. Boyles’ execution of a release of claims in a form that we reasonably determine and compliance with the restrictive covenants described below, we will provide Mr. Boyles with severance in an amount equal to one and one-half times his base salary, payable as a lump sum and in lieu of the severance described above.

If any of our financial statements are required to be restated due to errors, omissions, fraud or misconduct (including, but not limited to circumstances where we have been required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement), we may recover all or a portion of any cash incentive, equity compensation or severance disbursements paid to Mr. Boyles with respect to any fiscal year for which the financial results are negatively affected by such restatement.

Mr. Boyles is subject to a (i) 12-month post-termination non-competition covenant relating to our or our subsidiaries’ business, (ii) 24-month post-termination non-solicitation covenant in respect of our or our subsidiaries or affiliates’ employees, representatives, agents, consultants, customers, suppliers, licensees, licensors and other business relationships and (iii) perpetual confidentiality and non-disparagement covenants.

Warrior Met Coal, LLC 2016 Equity Incentive Plan

In connection with the Asset Acquisition, we adopted the Warrior Met Coal, LLC 2016 Equity Incentive Plan (the “2016 Equity Plan”), as described below.

Purpose. The purpose of the 2016 Equity Plan is to enhance our and our affiliates’ ability to attract and retain employees, officers, managers, directors, consultants and advisors of outstanding ability and to provide employees, officers, managers, directors, consultants and advisors with an interest in the Company that is parallel to that of our unitholders (the “Members”). The 2016 Equity Plan will terminate automatically on March 31, 2026. No awards will be granted under the 2016 Equity Plan after that date, but awards granted prior to that date may extend beyond that date.

Awards. Under the 2016 Equity Plan, awards of options to purchase our Class C Units, excluding “incentive stock options” within the meaning of Code Section 424, restricted units, phantom units, unit appreciation rights and unit bonus awards may be granted. The maximum number of our Class C Units (“units”) that is authorized and reserved for issuance under the 2016 Equity Plan is 93,750, subject to adjustment for certain corporate events or changes in our capital structure.

Eligibility. Our and our affiliates’ current or prospective employees, managers, directors or consultants are eligible for awards under the 2016 Equity Plan. A written agreement will evidence the terms of each award granted under the 2016 Equity Plan.

Units Subject to the 2016 Equity Plan. The units that may be issued pursuant to awards are our Class C Units and the maximum aggregate amount of units which may be issued upon exercise of all awards under the 2016 Equity Plan may not exceed 93,750, subject to adjustment to reflect certain corporate transactions or changes in our capital structure. If any award under the 2016 Equity Plan is forfeited, units subject to such award will be available for subsequent awards.

Administration. Our compensation committee administers the 2016 Equity Plan. Among other responsibilities, our compensation committee selects participants from among the eligible individuals, determine the number of units that will be subject to each award and determine the provisions of each award granted, including the time or times when the participant shall be permitted to receive units pursuant to an award. In general, our board of directors may amend, supplement, modify and restate, and our compensation committee may suspend or terminate, the 2016 Equity Plan at any time.

Adjustments in Capitalization. In the event of (i) any extraordinary non-cash dividend or other distribution other than an ordinary dividend (whether in the form of cash, units, other securities or property), recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets or equity securities, or exchange of units or other of our securities, issuance of warrants or other rights to purchase units or other of our securities, or other similar corporate transaction or event (including, without limitation, a “Change in Control” (as defined in the 2016 Equity Plan)) that affects the units, appropriate equitable adjustments (as determined by our compensation committee) will be made to the number and kind of units (or other securities or property) with respect to which awards may be granted or awarded, the number and kind of units (or other securities or property) subject to outstanding awards, and/or the grant or exercise price with respect to any award to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the 2016 Equity Plan or with respect to an award. In addition, our compensation committee may terminate any outstanding award and provide for the purchase of any such award in cash or the replacement of such award with other rights or property and/or provide that such award shall be exercisable (whether or not vested) as to all units covered thereby.

Change in Control. In the event of a “Change in Control,” our compensation committee may generally provide that, with respect to any particular outstanding award or awards: (i) all options and unit appreciation rights subject to an award will become fully vested and immediately exercisable and (ii) that any restricted period imposed upon awards will expire immediately.

Nontransferability. Awards under the 2016 Equity Plan are subject to transfer restrictions as set forth in the plan and the LLC Agreement.

Restrictive Covenants. The 2016 Equity Plan subjects participants to a (i) 18-month post-termination non-competition covenant relating to the coal mining business, (ii) 18-month post-termination non-solicitation covenant in respect to our or our affiliates’ employees, consultants, customer, supplier, licensee, licensor or other business relationships and (iii) perpetual confidentiality and non-disparagement covenants.

No Rights as a Member. No participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any units subject to such award unless and until such units have been delivered to such participant upon satisfaction of the conditions, if any, for such delivery.

In connection with this offering, Class C Units of Warrior Met Coal, LLC, including Class C Units subject to awards issued under the 2016 Equity Plan, will convert into an aggregate of             shares of our common stock as described under “Corporate Conversion.” The 2016 Equity Plan will remain in effect with respect to such converted awards following the completion of this offering.

Warrior Met Coal, LLC 2016 Equity Incentive Plan Restricted Unit Award Agreement

We have entered into restricted unit award agreements with each of our named executive officers. The agreements provide for the grant of restricted units under the 2016 Equity Plan.

Vesting. Subject to the participant’s continued service on the relevant vesting date, such restricted units vest as follows: (i) in the event of an initial public offering of the Company and contingent upon at least half of the units originally acquired by the “Investors” (as defined in the 2016 Equity Plan) having been disposed of to one or more independent third parties, one-third of such units will vest in equal installments on each of the first five anniversaries of the date of grant (“Tranche A Restricted Units”); (ii) one-third of such units will vest at such time as the Investors realize an internal rate of return equal to at least 30% and a return on investment in the Company equal to at least 3.5x, in each case, based on the cash proceeds received by the Investors (“Tranche B Restricted Units”); and (iii) one-third of such units will vest at such time as the Investors realize an internal rate of return equal to at least 37.5% and a return on investment in the Company equal to at least 4.5x, in each case, based on the cash proceeds received by the Investors (“Tranche C Restricted Units”). In the event of the termination of the participant’s continuous service for any reason, the participant will forfeit any unvested restricted units held as of the date of such termination without consideration. In the event of a “Change in Control” (as defined in the 2016 Equity Plan), any unvested Tranche A Restricted Units held by the participant shall vest and any unvested Tranche B and Tranche C Restricted Units shall vest, if at all, based on the Investor rate of return and return on investment in the Company realized by the Investors based on the cash proceeds received as a result of such transaction. Any Tranche B and Tranche C Restricted Units that have not vested prior to, or do not become vested at, the time the Investors fully dispose of their investment in the Company shall be forfeited without consideration.

Rights as a Member. The participant shall be the record owner of the restricted units, and, as such, shall be entitled to all rights of a Member, provided, that the voting rights with respect to restricted units will be exercised by our compensation committee and the participant shall execute an irrevocable voting proxy in favor of our compensation committee and any distributions payable with respect to the restricted units shall be subject to the same vesting criteria of the underlying restricted units and shall be paid to the participant at such time as the restricted units vest.

LLC Agreement. Upon issuance, the Class C Units are subject to the terms of the LLC Agreement. The LLC Agreement will no longer be applicable following the completion of this offering and the conversion of the Class C Units into shares of our common stock.

Warrior Met Coal, Inc. 2017 Equity Incentive Plan

In connection with this offering, we intend to adopt the Warrior Met Coal, Inc. 2017 Equity Incentive Plan (the “2017 Equity Plan”), as described below. The 2017 Equity Plan will become effective upon the consummation of this offering. Subject to the effectiveness of the 2017 Equity Plan, no further awards will be issued under the 2016 Equity Plan. Awards previously issued and outstanding under the 2016 Equity Plan will continue to be governed by the 2016 Equity Plan.

The following is a summary of the material terms and provisions of our 2017 Equity Plan.

Eligibility. Our directors, officers, employees, consultants and advisors and those of our affiliated companies, as well as those who have accepted offers of employment or consultancy from us or our affiliated companies, will be eligible for awards, provided that incentive stock options may be granted only to employees. A written agreement between us and each participant will evidence the terms of each award granted under the 2017 Equity Plan.

Shares Subject to the 2017 Equity Plan. The shares that may be issued pursuant to awards will be our common stock, $0.01 par value per share, and the maximum aggregate amount of such common stock which may be issued upon exercise of all awards under the 2017 Equity Plan, including incentive stock options, will be equal 10% of the shares of our common stock that will be issued and outstanding on a fully diluted basis immediately following the consummation of this offering (the “2017 Equity Plan Reserve”), subject to adjustment to reflect certain corporate transactions or changes in our capital structure. Awards for fractional shares of common stock may not be issued under the terms of the 2017 Equity Plan.

Use of shares of common stock to pay the required exercise price or tax obligations, or shares not issued in connection with settlement of a stock option or stock appreciation right (“SAR”) or that are used or withheld to satisfy tax obligations of the participant, shall, notwithstanding anything herein to the contrary, not be available again for other awards under the 2017 Equity Plan. If any outstanding award expires, is canceled, forfeited, or settled in cash, the shares allocable to that award will again be available for grant under the 2017 Equity Plan.

Award Limitations. In addition to the aggregate limit on the number of shares of common stock that may be awarded under the 2017 Equity Plan, the following limitations will also apply to the issuance of awards under the 2017 Equity Plan: (1) subject to adjustment for certain corporate events, the maximum number of shares of common stock with respect to which awards may be granted to any single participant during any single calendar year will be (a) 25% of the 2017 Equity Plan Reserve with respect to stock options (all of which may be granted as incentive stock options) or SARs, and (b) 25% of the 2017 Equity Plan Reserve with respect to performance compensation awards (or in the event a performance compensation award is paid in cash, other securities, other awards or other property, no more than the fair market value of 25% of the 2017 Equity Plan Reserve); (2) the maximum amount that can be paid to any single participant during any one calendar year pursuant to a cash bonus award under the Plan will be $10,000,000; and (3) subject to adjustment for certain corporate events, no more than 5% of the 2017 Equity Plan Reserve may be issued in respect of awards granted to any single participant who is a non-employee director for a single calendar year.

Administration. Our compensation committee will administer the 2017 Equity Plan. Among other responsibilities, our compensation committee will select participants and determine the type of awards to be granted to participants, the number of shares of common stock to be covered by awards and the terms and conditions of awards (including exercise price, methods of payment, and vesting schedules), may accelerate the vesting or exercisability of, or the lapse of restrictions on, awards, and may make any other determination and take any other action that it deems necessary or desirable to administer the 2017 Equity Plan.

Amendment or Termination. The 2017 Equity Plan will terminate on the tenth anniversary of its adoption by our board of directors and approval by our stockholders, unless terminated earlier by our board of directors. No awards will be granted under the 2017 Equity Plan after that date, but awards granted prior to that date may continue beyond such date, subject to the terms and conditions of the 2017 Equity Plan. Our board of directors may amend or terminate the 2017 Equity Plan (or any portion thereof) at any time. Amendments will not be effective without stockholder approval if stockholder approval is required by applicable law or stock exchange requirements. If any amendment or termination would materially and adversely affect the rights of any participant, such amendment or termination will not become effective unless the affected participant consents.

Stock Options. Incentive stock options and nonqualified stock options will be granted pursuant to incentive and nonqualified stock option award agreements. Directors, officers, employees, consultants and advisors and those who have accepted offers of employment or consultancy may be granted nonqualified stock options, but only employees may be granted incentive stock options. Our compensation committee will determine the exercise price of stock options granted under the 2017 Equity Plan. Subject to certain exceptions, the exercise price of an incentive or nonqualified stock option shall be at least 100% (and in the case of an incentive stock option granted to a more than 10% stockholder, 110%) of the fair market value of the common stock subject to the option on the date the option is granted. Our compensation committee will determine the rate at which options vest and any other conditions with respect to exercise of the option. Incentive stock options may not be exercisable for more than ten years from the date they are granted (five years in the case of an incentive stock option granted to a more than 10% stockholder).

Acceptable consideration for the purchase of our common stock issued upon the exercise of a stock option will include cash, check, cash equivalent and/or shares of common stock (or attestation thereof), and our compensation committee may permit other forms of consideration, including (1) a broker-assisted cashless exercise or (2) a reduction of the number of shares deliverable upon exercise. Because we will not issue any fractional shares, any fractional amounts will be settled in cash.

Stock Appreciation Rights/SARs. Our compensation committee may, in its discretion, grant stock appreciation rights to participants. Generally, stock appreciation rights permit a participant to exercise the right and receive a payment equal to the value of our common stock’s appreciation over a span of time in excess of the fair market value of a share of common stock on the date of grant of the stock appreciation right. Stock appreciation rights may be granted alone or in tandem with stock options and may be settled in cash, stock or a combination thereof. If a SAR is granted in tandem with an option, the SAR will become exercisable and will expire according to the same vesting schedule and expiration provisions as such option. A SAR granted independent of an option will become exercisable and will expire in such manner and on such date(s) as determined by our compensation committee.

Restricted Awards. Our compensation committee may grant restricted awards, including both restricted stock and restricted stock units (a hypothetical account that is paid in the form of shares of common stock or cash or a combination of both). Our compensation committee will determine, in its sole discretion, the terms of each award. Shares of common stock acquired under a restricted award may be subject to forfeiture. Subject to the terms of the award, the recipients of restricted stock generally will have the rights and privileges of a stockholder with respect to the restricted stock, including the right to vote the stock and to receive dividends, if applicable. Upon the grant of a restricted stock award, the shares underlying the award will be registered in the name of the participant. At the discretion of our compensation committee, dividends with respect to a restricted award may be either currently paid to a participant or withheld by the Company until the applicable restrictions lapse, provided that a participant will have no right to any dividends if the underlying restricted award is forfeited (except as otherwise provided in the applicable award agreement). Our compensation committee will determine when restricted awards will vest, and the common stock acquired under such awards will remain nontransferable and forfeitable until such time. Unless otherwise provided by our compensation committee in an award agreement, restricted stock units will generally be settled in shares of common stock. However, our compensation committee will have discretion to pay restricted stock units, upon vesting, in cash, shares of common stock or a combination thereof.

Stock Bonus Awards. Our compensation committee may award unrestricted shares of common stock, or other awards denominated in common stock, to participants either alone or in tandem with other awards. Any such award will be evidenced by an award agreement, and will be subject to such terms and conditions as set forth therein.

Performance Awards. At the time an award is granted, our compensation committee may designate such award as a performance award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, and thus be exempt from certain limitations on deductibility by us for federal income tax purposes. A performance award will entitle the recipient to receive common stock or hypothetical stock units upon the attainment of specified performance goals. Cash bonuses may also be designated as performance awards. Our compensation committee in its sole discretion shall determine the performance goals applicable to each performance award and the periods during which the performance is to be measured.

Performance Criteria. The performance criteria that will be used to establish performance goals for performance awards granted under the 2017 Equity Plan shall be based on our and/or our affiliates, divisions or operational units’ attainment of specific levels of performance and shall include the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or revenue growth; (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (viii) earnings before or after taxes, interest, depreciation and/or amortization; (ix) gross or operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets; (xiii) margins; (xiv) operating efficiency; (xv) objective measures of customer satisfaction; (xvi) working capital targets; (xvii) measures of economic value added; (xviii) inventory control; (xix) enterprise value; (xx) sales; (xxi) debt levels and net debt; (xxii) timely launch of new facilities; (xxiii) client retention; (xxiv) employee retention; (xxv) timely completion of new product rollouts; and (xxvi) objective measures of personal targets, goals or completion of projects.

Adjustments in Capitalization. In general, in the event of (i) any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of shares of common stock or other of our securities, issuance of warrants or other rights to acquire shares of common stock or other of our securities, or other similar corporate transaction or event (including, without limitation, a “Change in Control” (as defined in the 2017 Equity Plan)) that affects the shares of common stock, or (ii) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any of our affiliates, or our or any of our affiliate’s financial statements, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, necessary or appropriate equitable adjustments (as determined by our compensation committee) will be made, including to the number of shares of common stock or other of our securities (or number and kind of other securities or other property) that may be delivered in respect of awards or with respect to which awards may be granted under the 2017 Equity Plan and the terms of any outstanding award, including the number of shares of common stock or other of our securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, the exercise or strike price with respect to any award or any applicable performance measures. In addition, our compensation committee may provide for a substitution or assumption of awards, the acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or provide for a period of time for exercise prior to the occurrence of such event or cancel any award and cause a payment (in cash, shares of common stock, other securities, other property or any combination thereof) to be made to the award holders equal to the value of such awards, if any, as determined by our compensation committee.

Change in Control. In the event of a “Change in Control,” our compensation committee may provide that, with respect to any particular outstanding award or awards, (i) all options and SARs will become immediately exercisable as of a time prior to the “Change in Control,” (ii) any restricted period imposed upon awards will expire as of a time prior to the “Change in Control,” and (iii) any performance periods in effect on the date of the “Change in Control” shall end, the extent to which performance goals have been met with respect to each such performance period will be determined, and participants will receive payment of awards for such performance periods, based upon the determination of the degree of attainment of the performance goals, the assumption that the applicable “target” levels of performance have been attained or on such other basis determined by our compensation committee.

Section 409A. The 2017 Equity Plan and the awards that may be granted thereunder are intended to comply with or be exempt from Section 409A of the Code and shall be administered, construed and interpreted in accordance with such intent; provided, that, neither the Company, any affiliates, our board of directors, our compensation committee nor any other party guarantees such compliance or exemption and no such party shall have any liability to any participant if an award intended to comply with or be exempt from Section 409A of the Code does not comply or is not exempt from Section 409A of the Code as intended.

Transferability. Awards will generally not be transferable, but all awards, including incentive stock options, will be transferable upon the participant’s death by will or the laws of descent and distribution or pursuant to a beneficiary designation. Designating a beneficiary will not be considered a transfer.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table sets forth the outstanding equity awards for each of our named executive officers as of December 31, 2016.

	Stock Awards
Named Executive Officer	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Walter J. Scheller, III	16,875	4,282,256	—	—
Jack K. Richardson	8,438	2,141,255	—	—
Michael T. Madden	5,000	1,268,816	—	—

(1)

On April 1, 2016, Mr. Scheller was granted 16,875 restricted units. On April 20, 2016, Messrs. Richardson and Madden were granted 8,438 and 5,000 restricted units, respectively. Subject to the applicable named executive officer’s continued service on the relevant vesting date, such restricted units vest as follows: (i) in the event of an initial public offering of the Company and contingent upon at least half of the units originally acquired by the Investors having been disposed of to one or more independent third parties, one-third of such units will vest in equal installments on each of the first five anniversaries of the date of grant; (ii) one-third of such units will vest at such time as the Investors realize an internal rate of return equal to at least 30% and a return on investment in the Company equal to at least 3.5x, in each case, based on the cash proceeds received by the Investors; and (iii) one-third of such units will vest at such time as the Investors realize an internal rate of return equal to at least 37.5% and a return on investment in the Company equal to at least 4.5x, in each case, based on the cash proceeds received by the Investors.
(2)	As of December 31, 2016, the units underlying the awards issued to Messrs. Scheller, Richardson and Madden were valued at $253.76 per unit.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide defined benefit pension benefits or non-qualified deferred compensation. Our named executive officers are eligible to participate in our 401(k) Plan on the same basis as other employees who satisfy the 401(k) Plan’s eligibility requirements. As such, our named executive officers, along with other 401(k) Plan participants, are eligible for employer matching contributions equal to 5% of salary deferrals up to 100% of the participant’s compensation. Under the new initial UMWA CBA, eligible union employees participate in a 401(k) plan, which includes employer contributions of $1.50 per hour worked.

Payments upon a Change in Control or Certain Termination of Employment Events

Other than the severance benefits described above pursuant to the terms of the employment agreements with Messrs. Scheller, Richardson and Madden and the impact of a change in control on the restricted units described above under the terms of the 2016 Equity Plan and applicable restricted unit award agreement, none of our named executive officers is party to any other plan or arrangement providing for payments or benefits in connection with the executive’s termination of employment or a change in control of the Company.

Director Compensation

For 2016, a non-employee member of our board of directors received compensation in the forms of annual base fees and equity as set forth in the table below. Stephen D. Williams is the only non-employee director to receive compensation from the Company solely for serving as a director. The material terms of his compensation arrangements are also described below.

Name	Fees earned or paid in cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stephen D. Williams	366,000	736,094	—	—	—	—	1,102,094

(1)	Mr. Williams received a total base fee from the Company and our Predecessor of $276,000 in 2016, including $108,000 from the Company following the Asset Acquisition and $168,000 from our Predecessor prior to the Asset Acquisition. He also received a bonus of $90,000 from the Company in 2016.
(2)	The amounts in this column represent the aggregate grant date fair value of stock awards issued to Mr. Williams in accordance with FASB ASC Topic 718. On April 1, 2016, Mr. Williams was granted 3,125 phantom units and 3,125 restricted units. As of December 31, 2016, all such phantom units were fully vested and all such restricted units were unvested. The phantom units will be settled as described below.

Annual Fee

Mr. Williams, who serves as the Chairman of our board of directors, was entitled to an annual fee of $112,500 paid in monthly installments. Effective January 1, 2017, his annual fee was increased to $150,000. He is also eligible for an incentive target of 100% of his annual fee, granted in cash or stock, based on our annual incentive plan for management as approved by our compensation committee.

Warrior Met Coal, LLC 2016 Equity Incentive Plan Restricted Unit Award Agreement

We entered into a restricted unit award agreement with Mr. Williams on April 1, 2016. The agreement provides for the grant of restricted Class C units under the 2016 Equity Plan.

Vesting. Subject to Mr. William’s continued service on the relevant vesting date, such restricted units vest as follows: (i) in the event of an initial public offering of the Company and contingent upon at least half of the units originally acquired by the “Investors” (as defined in the 2016 Equity Plan) having been disposed of to one or more independent third parties, one-third of such units will vest in equal installments on each of the first five anniversaries of the date of grant (“Williams Tranche A Restricted Units”); (ii) one-third of such units will vest at such time as the Investors realize an internal rate of return equal to at least 30% and a return on investment in the Company equal to at least 3.5x, in each case, based on the cash proceeds received by the Investors (“Williams Tranche B Restricted Units”); and (iii) one-third of such units will vest at such time as the Investors realize an internal rate of return equal to at least 37.5% and a return on investment in the Company equal to at least 4.5x, in each case, based on the cash proceeds received by the Investors (“Williams Tranche C Restricted Units”). In the event of the termination of Mr. William’s continuous service for any reason, he will forfeit any unvested restricted units held as of the date of such termination without consideration. In the event of a “Change in Control” (as defined in the 2016 Equity Plan), any unvested Williams Tranche A Restricted Units held by him shall vest and any unvested Williams Tranche B and Williams Tranche C Restricted Units shall vest, if at all, based on the Investor rate of return and return on investment in the Company realized by the Investors based on the cash proceeds received as a result of such transaction. Any Williams Tranche B and Williams Tranche C Restricted Units that have not vested prior to, or do not become vested at, the time the Investors fully dispose of their investment in the Company shall be forfeited without consideration.

Rights as a Member. Mr. Williams shall be the record owner of the restricted units, and, as such, shall be entitled to all rights of a Member, provided, that the voting rights with respect to restricted units will be exercised by our compensation committee and he shall execute an irrevocable voting proxy in favor of our compensation committee and any distributions payable with respect to the restricted units shall be subject to the same vesting criteria of the underlying restricted units and shall be paid to him at such time as the restricted units vest.

LLC Agreement. Upon issuance, the Class C Units are subject to the terms of the LLC Agreement. The LLC Agreement will no longer be applicable following the completion of this offering and the conversion of the Class C Units into shares of our common stock.

Warrior Met Coal, LLC 2016 Equity Incentive Plan Phantom Unit Award Agreement

We entered into a phantom unit award agreement with Mr. Williams on April 1, 2016. The agreement provides for the grant of phantom units under the 2016 Equity Plan.

Settlement. The phantom units were fully vested on April 1, 2016. Each such phantom unit constitutes the right of Mr. Williams to receive one Class C unit on the earlier of (i) a “Change in Control” (as defined in the 2016 Equity Plan) or (ii) April 1, 2021 (together with (i), the “Settlement Date”). On the Settlement Date, we will issue to Mr. Williams one unit for each phantom unit awarded under the agreement.

Rights as a Member. Unless and until the phantom units become settled in units, Mr. Williams will have no rights as the holder thereto. On the Settlement Date, Mr. Williams will become the record owner of the units, and, as such, shall be entitled to all rights of a Member. If we make a cash distribution on our units prior to the Settlement Date, Mr. Williams will receive a lump sum cash payment with respect to such distribution on the Settlement Date.

LLC Agreement. Upon settlement, the Class C Units are subject to the terms of the LLC Agreement. The LLC Agreement will no longer be applicable following the completion of this offering and the conversion of the Class C Units into shares of our common stock.

Additional Restricted Units and Phantom Units

On February 24, 2017, we granted an additional 1,042 restricted Class C units and an additional 1,042 phantom units to Mr. Williams. The terms and conditions of these restricted Class C unit and phantom unit awards, including the vesting terms, are generally consistent with the terms and conditions of the restricted Class C unit and phantom unit awards issued to Mr. Williams on April 1, 2016, as described above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

Upon completion of this offering, pursuant to its written charter, our audit committee will review and, subject to certain exceptions, approve or recommend to our board of directors for approval, all related-party transactions, which include any related party transactions that we would be required to disclose pursuant to Item 404 of Regulation S-K promulgated by the SEC. For a discussion of the composition and responsibilities of our audit committee see “Management—Our Board of Directors and Committees—Audit Committee.” In determining whether to approve a related party transaction, the audit committee will consider a number of factors, including whether the related party transaction complies with the restrictions set forth in the ABL Facility and whether it is on terms and conditions no less favorable to us than may reasonably be expected in arm’s-length transactions with unrelated parties.

Walter Energy Restructuring

As part of the Walter Energy Restructuring, on November 5, 2015, the Company and the Walter Energy Debtors entered into an asset purchase agreement, pursuant to which the Company agreed, on behalf of Walter Energy’s First Lien Lenders, to credit bid the first lien debt held by Walter Energy’s First Lien Lenders, to release the liens on the assets being sold as part of the Asset Acquisition, to assume certain liabilities of the Walter Energy Debtors and to pay certain cash consideration in connection with the Asset Acquisition. On January 8, 2016, the Bankruptcy Court approved the Asset Acquisition pursuant to a sale order, and the Asset Acquisition closed on March 31, 2016.

In connection with the closing of the Asset Acquisition, each of Walter Energy’s First Lien Lenders was entitled to receive, on a pro rata basis in proportion to the Walter Energy first lien debt held by it, a distribution of Class A Units in Warrior Met Coal, LLC. The Apollo Funds received an aggregate of 246,079 Class A Units, the GSO Funds received an aggregate of 157,355 Class A Units, the KKR Funds received an aggregate of 92,963 Class A Units, the Franklin Funds received an aggregate of 110,413 Class A Units and certain investment funds managed, advised or sub-advised by Caspian Capital LP or its affiliates (such funds, the “Caspian Funds”) received an aggregate of 45,499 Class A Units, in each case in exchange for the credit bid portion of the first lien debt of the Walter Energy Debtors held by such fund.

In connection with the Asset Acquisition, we conducted the Rights Offerings, pursuant to which we issued an aggregate of 2,500,004 Class B Units for proceeds of $200 million. Upon the closing of the Rights Offerings, the Apollo Funds were issued an aggregate of 800,376 Class B Units and 103,885 Class A Units, the GSO Funds were issued an aggregate of 517,952 Class B Units and 67,215 Class A Units, the KKR Funds were issued an aggregate of 330,596 Class B Units and 39,733 Class A Units, the Franklin Funds were issued an aggregate of 370,339 Class B Units and 48,030 Class A Units and the Caspian Funds were issued an aggregate of 150,877 Class B Units and 19,575 Class A Units. The subscription price per Class B Unit issued in the Rights Offerings was $80. The Class A Units were issued as a commitment premium for the backstopping of the Rights Offering to Walter Energy’s First Lien Lenders by the funds discussed above.

At closing of the Asset Acquisition, we agreed to reserve a small portion of our Class A Units to issue to revolving lenders under the Walter Energy Debtors’ first lien revolving credit facility, to the extent outstanding but undrawn letters of credit issued under such revolving credit facility were subsequently drawn following closing of the Asset Acquisition. As part of these obligations, as revolving lenders who were required to fund amounts drawn on these letters of credit following closing of the Asset Acquisition, (i) the Apollo Funds received an aggregate of 99 Class A Units upon the draw of letters of credit in the aggregate amount of $214,201 and (ii) the Caspian Funds received an aggregate of 128 Class A Units upon the draw of letters of credit in the aggregate amount of $280,080 since the closing of the Asset Acquisition. For more information regarding the Walter Energy Restructuring, see “Business—Corporate History and Structure—Walter Energy Restructuring.”

Registration Rights

Pursuant to the LLC Agreement, we granted to certain of our Members (including the selling stockholders) and their affiliates the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act units in Warrior Met Coal, LLC that are held or acquired by them.

Demand Rights

Specifically, the LLC Agreement grants the Members unlimited “demand” registration rights to request that we register all or part of their units under the Securities Act (including on Form S-3 after a public offering of the equity interests of the Company or its successor in which the net proceeds received by the Company or its successor are at least $50 million (a “Qualified Public Offering”)). We are not required to comply with any demand to file a registration statement unless the aggregate gross cash proceeds reasonably expected to be received from the sale of securities requested to be included in the registration statement, for an offering occurring prior to a Qualified Public Offering, is at least $100 million, or for an offering occurring after a Qualified Public Offering, is at least $25 million.

Blackout Periods

We have the ability to delay the filing of a registration statement in connection with a demand request for not more than one period of 180 days (or 90 days in the case of a Form S-3 registration statement) in any twelve-month period, subject to certain conditions.

Piggyback Registration Rights

The LLC Agreement also grants to the Members certain “piggyback” registration rights, which allow such holders the right to include certain securities in a registration statement filed by us, subject to certain customary exceptions. In connection with the exercise of any “demand” registration rights by any other unit holder possessing such rights, the “piggyback” registration rights are granted to (i) each Member that (together with its affiliates) holds at least 5% of the outstanding units and (ii) each of the Principal Shareholders and the Caspian Funds.

Cut-Backs

If we reasonably determine (in consultation with the applicable underwriter) that the amount of units requested to be included in this offering exceeds the amount that can be sold without adversely affecting such offering, then (i) in the case of a “demand” registration, we will reduce the units to be included in such offering pro rata based on the number of units owned by each of the participating Members, and (ii) in the case of an offering for our own account or for the benefit of any Member, we will reduce the units to be included in such offering by (x) first only including the units being sold for our account that we so determine can be included and (ii) second, to the extent that all units being sold for our account can be included, then only including the total number of units of the Members as we so determine can be included, with each such Member entitled to include its pro rata share based on the number of units owned and proposed to be included by such Member.

Underwriters

In connection with any underwritten offering pursuant to the LLC Agreement, the underwriter will be selected: in the case of a “demand” registration, by the Member(s) issuing the demand notice (subject to our approval, which will not be unreasonably withheld); and in all other cases (including a “piggyback” registration), by us.

Indemnification; Expenses

We have agreed to indemnify prospective sellers in an offering pursuant to the LLC Agreement and certain related parties against any losses or damages arising out of or based upon any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such prospective seller sells securities, unless such liability arose out of or is based on such party’s misstatement or omission. The LLC Agreement also provides that we may require each prospective seller, jointly and not severally, as a condition to including any securities in a registration statement filed in accordance with the LLC Agreement, to agree to indemnify us against all losses caused by its misstatements or omissions up to the amount of net proceeds received by such prospective seller upon the sale of the securities giving rise to such losses. We will pay all registration expenses incidental to our obligations under the LLC Agreement, including legal fees and expenses of a single counsel to the Members (subject to a cap) participating in the registration as a group, and the prospective seller will pay its portion of all underwriting discounts and commissions, if any, relating to the sale of securities under the LLC Agreement.

Registration Rights Agreement

In connection with the corporate conversion, we will enter into a registration rights agreement with certain of our stockholders containing provisions substantially similar to those set forth above relating to the common stock.

Composition of our Board of Managers under the LLC Agreement

Pursuant to the LLC Agreement, the Principal Stockholders and the Caspian Funds (collectively, the “Initial Investors”) were granted certain rights with respect to the designation of managers to serve on our board of managers. Our board of managers is comprised of seven managers, (i) two of whom are designated by the Apollo Funds, (ii) one of whom is designated by each of the GSO Funds, the KKR Funds and the Franklin Funds, (iii) one of whom is our Chief Executive Officer and (iv) one of whom is our Chairman. Pursuant to the LLC Agreement, if the Apollo Funds’ ownership of our voting securities is reduced to less than 30.1% of such outstanding voting securities, the Apollo Funds will only have the right to designate one manager and the Caspian Funds will then have the right to designate one manager.

If any Initial Investor owns between 30.1% and 50% of our outstanding voting securities, such Initial Investor has the right to appoint two managers to our board of managers, and if any Initial Investor owns greater than 50% of our outstanding voting securities, such Initial Investor has the right to appoint a total of three managers to our board of managers. The manager or managers, as applicable, appointed by the Initial Investor or Investors who hold the fewest voting securities among all Initial Investors will then resign in order to permit the appointment of such additional managers.

Each Initial Investor who appoints a manager to our board of managers has the right to continue to appoint such manager; provided that if at any time an Initial Investor either (A) elects to no longer appoint a manager or (B) (x) has sold, in aggregate, an amount of our voting securities in excess of 50% of its total voting securities that it (and its affiliates) held as of the date of the Asset Acquisition and (y) such Initial Investor, together with its affiliates, no longer is among the five members holding (together with their respective affiliates) the highest aggregate number of voting securities, then the Initial Investor, which, together with its affiliates (an “Appointing Member”), holds the highest aggregate number of our voting securities is entitled to appoint one manager and replace the previously appointed manager and such manager or managers, as applicable, appointed by such Initial Investor who holds the fewest qualified voting securities, will resign in order to permit the appointment of such new manager. If at any time any Appointing Member ceases to qualify as an Appointing Member, it will cause its appointed manager(s) to, and such manager(s) will, resign.

If an Initial Investor (together with its affiliates) sells more than 50% of its total voting securities that it held as of the Asset Acquisition but remains or subsequently once again becomes, together with its affiliates, eligible to appoint a manager pursuant to the above, such Initial Investor has the right to appoint one of the managers.

If the manager serving as our Chief Executive Officer ceases to serve as our Chief Executive Officer, such individual will automatically resign from our board of managers and be replaced with the individual next serving as Chief Executive Officer, and if the individual serving as our Chairman ceases to serve on our board of managers, his or her seat will be filled by a replacement selected with the approval of a supermajority of our remaining managers.

In connection with the corporate conversion, the LLC Agreement will be terminated and the Initial Investors will no longer have the nominating rights described above.

Additional Capital Commitment under the LLC Agreement

Pursuant to the LLC Agreement, the members holding Class B Units (the “Class B Members”) have irrevocably committed to make additional capital contributions and to purchase additional Class A Units in the Company on a pro rata basis (the “Additional Capital Commitment”). The Additional Capital Commitment can be called by a supermajority vote of our board of managers, which managers must include managers appointed by at least two Initial Investors unaffiliated with each other. The terms and conditions of the Additional Capital Commitment are governed by the LLC Agreement and include (among other things) customary transfer restrictions.

The obligations of the Class B Members to make the Additional Capital Commitment automatically terminates upon the earliest to occur of: (i) the date on which the Company has issued Class A Units in the Additional Capital Commitment in one or more transactions for gross proceeds of $100,000,000 in the aggregate, (ii) the five-year anniversary of the Asset Acquisition, (iii) the consummation of a qualified public offering, (iv) a change of control, and (v) the affirmative supermajority vote of the board of managers terminating such obligations.

Immediately prior to our corporate conversion, the Additional Capital Commitment will be terminated upon the affirmative supermajority vote of our board of managers, and all outstanding Class B Units will be automatically converted into Class A Units. Such Class A Units in turn will be converted into shares of common stock as described under “Corporate Conversion.”

Other Related Party Transactions

Certain affiliates of Apollo and KKR will be acting as underwriters in this offering. See “Underwriting—Other Relationships.”

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial ownership is determined in accordance with the rules of the SEC and includes the power to vote or direct the voting of securities, or to dispose or direct the disposition thereof or the right to acquire such powers within 60 days. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Our calculation of the percentage of beneficial ownership is based on                  shares of common stock outstanding as of                 , 2017, after giving effect to the corporate conversion. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are exercisable within 60 days of                 2017, but excludes shares of common stock underlying options held by any other person.

The following table sets forth certain information as of                 , 2017, after giving effect to the corporate conversion, with respect to the beneficial ownership of our common stock by:

•	the selling stockholders;

•	each stockholder known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

	Prior to this Offering		Shares to be Sold in this Offering		After this Offering
	Common Stock Beneficially Owned		Assuming Underwriters’ Option to Purchase Additional Shares is not Exercised(1)	Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in Full(1)	Common Stock Beneficially Owned Assuming Underwriters’ Option to Purchase Additional Shares is not Exercised(1)		Common Stock Beneficially Owned Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in Full(1)
Name of Beneficial Owner	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage
Selling Stockholders and other 5% Stockholders:
Apollo Funds(1)
GSO Funds(2)
KKR Funds(3)
Franklin Funds(4)
Caspian Funds(5)
All other selling stockholders as a group(6)
Named Executive Officers and Directors:
Walter J. Scheller, III
Michael T. Madden
Jack K. Richardson
Stephen D. Williams
Keith Luh
Blaine MacDougald
Matthew R. Michelini
Darren L. Richman
Gareth Turner
All executive officers and directors as a group (12 persons)

*	Less than 1%.
(1)	Consists of shares of common stock held of record prior to the offering giving effect to the corporate conversion by AESI (Holdings) II, L.P.(“AESI”), Apollo Centre Street Partnership, L.P. (“Centre Street”), Apollo Credit Master Fund Ltd. (“Credit Master Fund”), Apollo Credit Opportunity Fund III AIV I, L.P. (“Credit Opportunity”), Apollo Credit Strategies Master Fund Ltd. (“Credit Strategies”), Apollo Franklin Partnership L.P. (“Franklin Fund”), Apollo Lincoln Private Credit Fund, L.P. (“Lincoln Fund”), Apollo Special Opportunities Managed Account, L.P. (“SOMA Fund”), Apollo SPN Investments I (Credit), LLC (“SPN Fund”), Apollo Value Investment Master Fund L.P. (“Value Master Fund”), SKSI Real Property Holdings Ltd.(“SKSI Fund”), Vulcan Holdings, L.P (“Vulcan LP”), and Zeus Investments, L.P. (“Zeus LP”) (collectively, the “Apollo Funds”). The Apollo Funds each disclaims beneficial ownership of all shares of our common stock included above other than the shares of common stock held of record by such Apollo Fund.

The following entities and persons each disclaims beneficial ownership of all of the shares of our common stock held of record by the Apollo Funds, and the following shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose:

Apollo European Strategic Management, LP (“Euro Management”) is the investment manager of the AESI. Apollo European Strategic Management GP, LLC (Euro Management GP”) is the general partner of European Management. Apollo Centre Street Management, LLC (“Centre Street Management”) serves as the investment manager of Centre Street. Apollo ST Fund Management, LLC (“ST Management”) serves as the investment manager of Credit Master Fund and Credit Strategies. Apollo ST Operating LP (“ST Operating”) is the sole member of ST Management. Apollo ST Capital LLC (“ST Capital”) is the general partner of ST Operating. ST Management Holdings LLC (“ST Management Holdings”) is the sole member of ST Capital. Apollo Credit Opportunity Management III LLC (“Credit Opportunity Management”) serves as the investment manager for Credit Opportunity. Apollo Franklin Management, LLC (“Franklin Management”) serves as the investment manager for Franklin Fund and Apollo Lincoln Private Credit Management, LLC (“Lincoln Management “) is the investment manager for Lincoln Fund.

Apollo SOMA Advisors, L.P. (“SOMA Advisors”) serves as the general partner of SOMA Fund, and Apollo SOMA Capital Management, LLC (“SOMA Capital Management”) serves as the general partner of SOMA Advisors. Apollo SVF Management, L.P. (“SVF Management”) serves as the investment manager of SOMA Fund, and Apollo SVF Management GP, LLC (“SVF Management GP”) serves as the general partner of SVF Management.

Apollo SPN Investments 1, L.P. (“SPN Investments”) is the sole member of SPN Fund. Apollo SPN Management, LLC (“SPN Management”) serves as the investment manager of SPN Investments.

Apollo Value Advisors, L.P. (“Value Advisors”) is the managing general partner of Value Master Fund and Apollo Value Capital Management, LLC (“Value Capital Management”) is the general partner of Value Advisors. Apollo Principal Holdings II, L.P. (“Principal II”) is the sole member and manager of Value Capital Management. Apollo Principal Holdings II GP, LLC (“Principal II GP”) is the general partner of Principal II. Apollo Value Management, L.P. (“Value Management”) is the investment manager of Value Master Fund and Apollo Value Management GP, LLC (“Value Management GP”) is the general partner of Value Management.

Apollo SK Strategic Investments, L.P. (“SK Strategic LP”) is the sole shareholder of SKSI Fund. Apollo SK Strategic Management, LLC (“SK Strategic Management”) serves as the investment manager of SK Strategic LP.

Apollo Advisors VIII, L.P. (“Advisors VIII”) and Apollo ANRP Advisors, L.P. (“Advisors ANRP”) are the general partners of Vulcan LP. Apollo Capital Management VIII, LLC (“Capital Management VIII”) is the general partner of Advisors VIII. APH Holdings. L.P. (“APH Holdings”) is the sole member and manager of Capital Management VIII. Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of APH Holdings. Apollo ANRP Capital Management, LLC (“ANRP Capital Management”) is the general partner of Advisors ANRP. Apollo Principal Holdings I, L.P. (“Principal I”) is the sole member and manager of ANRP Capital Management. Apollo Principal Holdings I GP, LLC (“Principal I GP”) is the general partner of Principal I.

Apollo Zeus Strategic Advisors, L.P. (“Zeus Advisors LP”) serves as the general partner of Zeus LP and Apollo Zeus Strategic Advisors, LLC (“Zeus Advisors GP”) serves as the general partner of Zeus Advisors LP. APH Holdings (DC), L.P. (“APH Holdings (DC)”) serves as the sole member and manager of Zeus Advisors GP and of SOMA Capital Management. Apollo Principal Holdings IV GP, Ltd. (“Principal IV GP”) serves as the general partner of APH Holdings (DC).

Apollo Capital Management, L.P. (“Capital Management”) is the sole member and manager of Euro Management GP, Centre Street Management, ST Management Holdings, Credit Opportunity Management, Franklin Management, Lincoln Management, SVF Management GP, SPN Management, Value Management GP, and SK Strategic Management. Apollo Capital Management GP, LLC (“Capital Management GP”) is the general partner of Capital Management. Apollo Management Holdings, L.P. (“Management Holdings”) serves as the sole member and manager of Capital Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the directors of Principal III GP and Principal IV GP, and the managers, as well as executive officers, of Principal I GP, Principal II GP and Management Holdings GP, and as such may be deemed to have voting and dispositive control of shares of our common stock that are held by the Apollo Funds.

The address of AESI, Value Master Fund, Credit Strategies and Credit Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, George Town, KY1 1104, Cayman Islands. The address for each of APH Holdings, SKSI Fund and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman KY1-9005, Cayman Islands.

The address of Centre Street, Centre Street Management, Credit Opportunity, SK Strategic LP, Franklin Fund, Lincoln Fund, SPN Fund, SPN Investments, Value Advisors, Value Capital Management, Vulcan LP, SOMA Fund, SOMA Advisors, SOMA Capital Management, Advisors VIII, Capital Management VIII, Advisors ANRP, ANRP Capital Management, Zeus LP, APH Holdings (DC), Principal I, Principal I GP, Principal II, Principal II GP and Principal IV GP, is One Manhattanville Road, Suite 201, Purchase, New York 10577.

The address of each of Credit Opportunity Management, Franklin Management, Lincoln Management, Euro Management, Euro Management GP, SPN Management, Value Management, Value Management GP, SVF Management, SVF Management GP, ST Management, ST Operating, ST Capital, ST Management Holdings, SK Strategic Management, Zeus Advisors LP, Zeus Advisors GP, Capital Management, Capital Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

The Apollo Funds are affiliates of a broker-dealer and affiliates of the Apollo Funds indirectly own interests in other broker-dealers.

(2)	Includes (i) shares held of record by FS Global Credit Opportunities Fund (“FS Fund”), (ii) shares held of record by GSO Special Situations Fund LP (“Special Situations Fund”), (iii) shares held of record by GSO SSOMF Locomotive Blocker Ltd. (“SSOMF Fund”), (iv) shares held of record by Steamboat Locomotive Blocker Ltd. (“Steamboat Fund”), (v) shares held of record by GSO ADGM Locomotive Blocker Ltd. (“ADGM Fund”), (vi) shares held of record by GSO Cactus Credit Opportunities Fund LP (“Cactus Fund”), (vii) shares held of record by GSO Churchill Partners LP (“Churchill Fund”), (viii) shares held of record by GSO Coastline Credit Partners LP (“Coastline Fund”), (ix) shares held of record by GSO Credit-A Partners LP (“Credit-A Fund”), (x) shares held of record by GSO Palmetto Opportunistic Investment Partners LP (“Palmetto Fund”), and (xi) shares held of record by GSO Credit Alpha Fund AIV-2 LP (“COCA AIV-2 Fund”, and collectively with Special Situations Fund, SSOMF Fund, Steamboat Fund, ADGM Fund, Cactus Fund, Churchill Fund, Coastline Fund, Credit-A Fund and Palmetto Fund, the “GSO Funds”).

FS Global Advisor, LLC (“FS Advisor”) serves as the investment adviser of FS Fund. The investment committee of FS Advisor makes investment decisions on behalf of FS Advisor and has the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of the Company held by FS Fund. The members of the investment committee of FS Advisor are Michael C. Forman, Gerald F. Stahlecker, Zachary Klehr and Robert Hoffman. None of FS Advisor or any member of FS Advisor’s investment committee owns any shares of the Company directly, and FS Advisor and each member of FS Advisor’s investment committee disclaims beneficial ownership of the shares of the Company held by FS Fund, except, in the case of the members of FS Advisor’s investment committee, to the extent of their pecuniary interest therein. The business address of FS Fund, FS Advisor and each member of FS Advisor’s investment committee is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

GSO Special Situations Overseas Master Fund Ltd. is the sole shareholder of SSOMF Fund. Steamboat Credit Opportunities Intermediate Fund LP is the sole shareholder of Steamboat Fund. GSO Aiguille des Grands Montets Fund I LP, GSO Aiguille des Grands Montets Fund II LP and GSO Aiguille des Grands Montets Fund III LP are the shareholders of ADGM Fund. GSO Cactus Credit Opportunities Fund LP is the sole shareholder of Cactus Fund.

GSO Churchill Associates LLC is the general partner of the Churchill Fund. GSO Credit-A Associates LLC is the general partner of Credit-A Fund. GSO Palmetto Opportunistic Associates LLC is the general partner of the Palmetto Fund. GSO Credit Alpha Associates LLC is the general partner of COCA AIV-2 Fund. GSO Holdings I L.L.C. is the managing member of each of GSO Churchill Associates LLC, GSO Credit-A Associates LLC, GSO Palmetto Opportunistic Associates LLC and GSO Credit Alpha Associates LLC. Blackstone Holdings I L.P. (“Blackstone I”) is the managing member of GSO Holdings I L.L.C. with respect to the shares beneficially owned by COCA AIV-2 Fund. Blackstone Holdings II L.P. (“Blackstone II”) is the managing member of GSO Holdings I L.L.C. with respect to shares beneficially owned by GSO Churchill Associates LLC, GSO Credit-A Associates LLC and GSO Credit Alpha Associates LLC.

GSO Capital Partners LP (“GSO Capital Partners”) is the non-discretionary investment sub-adviser to, and votes at the direction of, FS Advisor. GSO Capital Partners is the investment manager or advisor with respect to the shares of the Company held by Special Situations Fund, SSOMF Fund, Steamboat Fund, ADGM Fund, Cactus Fund, Churchill Fund, Coastline Fund and Credit-A Fund. GSO Advisor Holdings LLC (“GSO Advisor”) is the special limited partner of GSO Capital Partners with the investment and voting power over the securities beneficially owned by GSO Capital Partners. Blackstone I is the sole member of GSO Advisor. Blackstone Holdings I/II GP Inc. (“Blackstone I/II GP”) is the general partner of Blackstone I and Blackstone II. The Blackstone Group L.P. (“Blackstone Group”) is the controlling shareholder of Blackstone I/II GP. Blackstone Group Management L.L.C. (“Blackstone Group Management”) is the general partner of Blackstone Group. Blackstone Group Management is controlled by Stephen A. Schwarzman, one of its founders. Each of Bennett J. Goodman and J. Albert Smith III is an executive of GSO Capital Partners and GSO Holdings I L.L.C. and may be deemed to have shared voting power and/or investment power with respect to the shares held by the GSO Funds. Each of such persons disclaims beneficial ownership of the shares directly held by the GSO Funds (other than the GSO Funds to the extent of their direct holdings).

The business address for each of the persons and entities named in this footnote 2, unless otherwise stated, is 345 Park Avenue, 31st Floor, New York, NY 10154.

Darren Richman has been a director of the Company since July 2016 and, from September 2006 to December 2016, was a Senior Managing Director of Blackstone Group (an affiliate of GSO Capital Partners). Mr. Richman disclaims any beneficial ownership of the shares of our common stock held by the foregoing entities.

(3)	Includes the shares of record held in funds or client accounts for which KKR Credit Advisors (US) LLC serves as an investment advisor. Kohlberg Kravis Roberts & Co. L.P. is the sole member of KKR Credit Advisors (US) LLC. KKR Management Holdings L.P. is the general partner of Kohlberg Kravis Roberts & Co. L.P. and KKR Management Holdings Corp. is the general partner of KKR Management Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Management Holdings Corp. and KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the sole general partner of KKR & Co. L.P. The designated members of KKR Management LLC are Messrs. Kravis and Roberts. Each of the KKR entities and Messrs. Kravis and Roberts may be deemed to share voting and investment power with respect to the shares beneficially owned by KKR, but each has disclaimed beneficial ownership of such shares, except to the extent directly held. The address for KKR Credit Advisors (US) LLC is 555 California Street, 50th Floor, San Francisco, CA 94104. The address for all other entities noted above and for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(4)

Franklin Mutual is an indirect wholly owned subsidiary of Franklin Resources, Inc. (“FRI”), which is the beneficial owner of these shares for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) in its capacity as the investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and other accounts. When an investment management contract (including a sub-advisory agreement) delegates to Franklin Mutual investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats Franklin Mutual as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, Franklin Mutual reports for purposes of section 13(d) of the Exchange Act that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise specifically noted. The voting and investment powers held by Franklin Mutual are exercised independently from FRI, the investment management subsidiaries and their other affiliates. Furthermore, internal policies and procedures of Franklin Mutual and FRI establish informational barriers that prevent the flow between Franklin Mutual and FRI and its other affiliates of information that relates to the voting and investment powers over the securities owned by their investment management clients. Consequently, Franklin Mutual, on the one hand, and FRI and its other affiliates, on the other hand, report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Exchange Act. The address of Franklin Mutual is 101 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

(5)	Includes (i) shares held of record by Caspian Solitude Master Fund, L.P. (“Caspian Solitude”), (ii) shares held of record by Caspian SC Holdings, L.P. (“Caspian SC”), (iii) shares held of record by Caspian BD Ltd. (“Caspian BD”), and (iv) shares held of record by Caspian BD2 Ltd. (“Caspian BD2”).

Caspian Focused Opportunities Fund, L.P. (“Caspian Focused”), Caspian Thematic Credit Fund LP (“Caspian Thematic”), Super Caspian Cayman Fund Limited (“Super Caspian”), Caspian HLSC1, LLC (“Caspian HLSC1”) and Mariner LDC are all shareholders of Caspian BD.

Caspian Select Credit Master Fund, Ltd. (“Caspian Select”) and Caspian Focused are shareholders of Caspian BD2.

The shares owned by Caspian Solitude and Caspian SC and beneficially owned by Caspian Focused, Caspian Thematic and Caspian HLSC1 (collectively, the “Caspian Funds”) may also be deemed to be beneficially owned by Caspian Credit Advisors, LLC, the general partner to each of the Caspian Funds (the “General Partner”); Caspian GP Holdings, LLC, the sole member of the General Partner; Caspian Capital LP (“Caspian Capital”), the investment adviser to each of the Caspian Funds; and Adam S. Cohen and David N. Corleto as principals of Caspian (collectively, the “Principals”); all of whom disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

The shares owned by Caspian Select and Super Caspian may also be deemed to be beneficially owned by Caspian Capital, the investment adviser to each of Caspian Select and Super Caspian; and the Principals; all of whom disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

Mariner Investment Group, LLC (“Mariner”) is the investment adviser to Mariner LDC. Mariner delegated its investment authority over a managed account to Caspian Capital that includes the shares. Caspian Capital, in its role as the account manager for the shares, and the Principals, may be deemed to possess voting and/or investment power over the shares. Caspian Capital and the Principals disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The business address for each of the persons and entities named in this footnote, unless otherwise stated, is 767 Fifth Avenue, 45th Floor, New York, NY 10153.

(6)	Shares shown in the table include shares owned by the selling stockholders other than those named in the table that in the aggregate beneficially own less than 1.0% of our common stock outstanding prior to this offering.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our common stock, certificate of incorporation and bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and our bylaws, forms of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect upon the closing of this offering.

After giving effect to the corporate conversion, our authorized capital stock will consist of             shares of common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share. We have been approved to list our shares of common stock on the NYSE under the symbol “HCC.”

Common Stock

Holders of shares of common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders. Shares of common stock will not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of our board of directors will be able to elect all the directors to be elected at that time, and, in such event, the holders of the remaining shares will be unable to elect any directors to be elected at that time. Our certificate of incorporation will deny stockholders any preemptive rights to acquire or subscribe for any stock, obligation, warrant or other securities of ours. Holders of shares of our common stock will have no redemption or conversion rights nor will they be entitled to the benefits of any sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of shares of common stock will be entitled to receive, pro rata, all the remaining assets of the Company available for distribution to our stockholders after payment of our debts and after there shall have been paid to or set aside for the holders of capital stock ranking senior to common stock in respect of rights upon liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled.

Holders of record of shares of common stock will be entitled to receive dividends when and if declared by our board of directors out of any assets legally available for such dividends, subject to both the rights of all outstanding shares of capital stock ranking senior to the common stock in respect of dividends and to any dividend restrictions contained in debt agreements. All outstanding shares of common stock and any shares sold and issued in this offering will be fully paid and nonassessable by us.

Preferred Stock

Our board of directors will be authorized to issue up to             shares of preferred stock in one or more series and to determine:

•	the distinctive serial designation and number of shares of the series;

•	the voting powers and the right, if any, to elect a director or directors;

•	the terms of office of any directors the holders of preferred shares are entitled to elect;

•	the dividend rights, if any;

•	the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

•	the liquidation preferences and the amounts payable on dissolution or liquidation;

•	the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

•	any other terms or provisions which our board of directors is legally authorized to fix or alter.

We will not need stockholder approval to issue or fix the terms of the preferred stock. The actual effect of the authorization of the preferred stock upon your rights as holders of common stock is unknown until our board of directors determines the specific rights of owners of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, your voting power, liquidation preference or other rights could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. We have no present plans to issue any shares of preferred stock.

Related Party Transactions and Corporate Opportunities

Subject to the limitations of applicable law, our certificate of incorporation, among other things:

•	will permit us to enter into transactions with entities in which one or more of our officers or directors are financially or otherwise interested so long as it has been approved by our board of directors;

•	will permit any of our stockholders, officers or directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	will provide that if any director or officer of one of our affiliates who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such affiliates and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws will contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Undesignated preferred stock. The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interest, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings. Our certificate of incorporation and bylaws will provide that a special meeting of stockholders may be called only by the chairman of our board, by a resolution adopted by a majority of our board of directors or at the request of holders of a majority of our outstanding common stock. Stockholders requesting a special meeting will be required to provide a notice to us with the proposed date, time and place of the meeting (which may not be earlier than 60 days after the date the notice is delivered to us (or 90 days in the case of special meetings called to elect one or more directors)) and the purposes for which the special meeting is being called. The stockholders requesting the special meeting will also be required to comply with the requirements that would be applicable if the stockholders were proposing to nominate a candidate for election as a director at an annual meeting or proposing a topic for consideration at an annual meeting.

382 Transfer Restrictions. Our certificate of incorporation will contain 382 Transfer Restrictions, which require approval from our board of directors in order for a person to acquire 4.99% of our stock or for any existing 4.99% holder to increase their ownership percentage upon the Company’s conversion to a corporation. In particular, without the approval of our board of directors, no person or group of persons treated as a single entity under Treasury Regulation Section 1.382-3 will be permitted to acquire, whether directly, indirectly or constructively, and whether in one transaction or a series of related transactions, any of our common stock or any other instrument treated as stock for purposes of Section 382, to the extent that after giving effect to such purported acquisition (a) the purported acquirer, or any other person by reason of the purported acquirer’s acquisition, would become a Substantial Holder (as defined below), or (b) the percentage of ownership of our common stock by a person that, prior to giving effect to the purported acquisition, is already a Substantial Holder would be increased. A “Substantial Holder” is a person that owns (as determined for purposes of Section 382 of the Code) at least 4.99% of the total value of our common stock, including any instrument treated as stock for purposes of Section 382 of the Code. See “Risk Factors—Risks Related to this Offering and the Ownership of our Common Stock—Our common stock is subject to the 382 Transfer Restrictions under our certificate of incorporation which are intended to prevent a Section 382 “ownership change,” which if not complied with, could result in the forfeiture of such stock and related distributions. Accordingly, this may impact the market price of our common stock.”

Requirements for advance notification of stockholder nominations and proposals. Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These procedures will provide that notice of stockholder nominations or proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the annual meeting for the preceding year. Our bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may make it more difficult for stockholders to bring matters before the stockholders at an annual or special meeting.

Stockholder action by written consent. Our bylaws will provide that stockholders may take action by written consent if the consent is signed by holders of our outstanding shares having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and the stockholders seeking to take the action provide us with the same information that would have been required to be provided if they were proposing to take the action at a special meeting of stockholders.

Removal of Directors. Our bylaws will provide that, subject to the rights, if any, of the holders of shares of any class or series of preferred stock then outstanding to remove directors, any director or our entire board of directors may be removed from office, with or without cause, upon the affirmative vote of the holders of a majority of our outstanding common stock.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Amendments to Our Certificate of Incorporation or our Bylaws

Our certificate of incorporation will be able to be amended as allowed by the DGCL. Our bylaws will contain provisions allowing our board of directors to amend and repeal the bylaws, subject to the power of the holders of our common stock to amend the bylaws upon the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote in the election of directors, voting together as a single class, and subject to the rights, if any, of the holders of any series of preferred stock outstanding at such time.

Business Combinations with Interested Stockholders

In general, Section 203 of the DGCL prevents an interested stockholder, which is defined generally as a person owning 15% or more of the outstanding voting stock of a Delaware corporation, from engaging in a business combination (as defined therein) for three years following the date that such person became an interested stockholder unless various conditions are satisfied. We will elect to opt out of the provisions of DGCL Section 203. Accordingly, we will not be subject to the anti-takeover effects of DGCL Section 203. At some time in the future, we may be governed by DGCL Section 203. DGCL Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

Exclusive Forum

Our certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and other employees for breach of a fiduciary duty and other similar actions may be brought only in specified courts in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors, officers and other employees. See “Risk Factors—Risks Related to this Offering and the Ownership of our Common Stock—Our certificate of incorporation will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.”

Limitation of Liability and Indemnification Matters

Our certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for the following liabilities that cannot be eliminated under the DGCL:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for an unlawful payment of dividends or an unlawful stock purchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment or repeal.

Our bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law; provided that we shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors. Our bylaws will also explicitly authorize us to purchase insurance to protect any of our officers, directors, employees or agents or any person who is or was serving at our request as an officer, director, employee or agent of another enterprise for any expense, liability or loss, regardless of whether Delaware law would permit indemnification.

We expect to enter into indemnification agreements with each of our directors and officers. The agreements will provide that we will indemnify and hold harmless each indemnitee for certain expenses to the fullest extent permitted or authorized by law, including the DGCL, in effect on the date of the agreement or as it may be amended to provide more advantageous rights to the indemnitee. If such indemnification is unavailable as a result of a court decision and if we and the indemnitee are jointly liable in the proceeding, we will contribute funds to the indemnitee for his expenses in proportion to relative benefit and fault of us and indemnitee in the transaction giving rise to the proceeding. The indemnification agreements will also provide that we will indemnify the indemnitee for monetary damages for actions taken as our director or officer or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. The indemnification agreements will also provide that we must advance payment of certain expenses to the indemnitee, including fees of counsel, subject to receipt of an undertaking from the indemnitee to return such advance if it is it is ultimately determined that the indemnitee is not entitled to indemnification.

We believe that the limitation of liability provision to be included in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

Computershare Trust Company, N.A. will be the transfer agent and registrar for our common stock.

Listing

We have been approved to list our shares of common stock on the NYSE under the symbol “HCC.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

On April 1, 2016, we entered into the ABL Facility with certain lenders and Citibank, as administrative agent and collateral agent, with an aggregate lender commitment to make revolving loans of up to $50 million at any time outstanding, subject to borrowing base availability. On January 23, 2017, we entered into the First Amendment to, among other things, (i) increase the aggregate lender commitment to $100 million, (ii) reduce the applicable interest rate margins by 100 bps, (iii) permit the corporate conversion and (iv) allow this offering to be consummated without triggering a change of control. On March 24, 2017, we entered into the Second Amendment to modify certain terms relating to the restricted payment covenant, which provides the Company with improved flexibility to pay dividends, including the Special Distribution. Under the ABL Facility, up to $10 million of the commitments may be used to incur swingline loans from Citibank and up to $50 million of the commitments may be used to issue letters of credit. The ABL Facility will mature on April 1, 2019. As of December 31, 2016, no amounts were outstanding under our ABL Facility.

Revolving loan (and letter of credit) availability under the ABL Facility is subject to a borrowing base, which at any time is equal to the sum of certain eligible billed and unbilled accounts, certain eligible inventory, certain eligible supplies inventory and qualified cash, in each case, subject to specified advance rates. The borrowing base availability is subject to certain reserves, which may be established by the agent in its reasonable credit discretion. The reserves may include rent reserves, lower of cost or market reserve, port charges reserves and any other reserves that the agent determines in its reasonable credit judgment to the extent such reserves relate to conditions that could reasonably be expected to have an adverse effect on the value of the collateral included in the borrowing base. At December 31, 2016, we had $42.3 million of availability under the ABL Facility.

The obligations of the borrowers under the ABL Facility are guaranteed by each of our subsidiaries, and secured by substantially all of our assets.

Borrowings under the ABL Facility bear interest at a rate equal to LIBOR plus an applicable margin, which is determined based on the average availability of the commitments under the ABL Facility, ranging from 200 bps to 250 bps. In addition to paying interest on the outstanding borrowings under the ABL Facility, we are required to pay a fee in respect of unutilized commitments, which is determined based on the availability of the commitments under the ABL Facility, ranging from 25 bps to 37.5 bps. We are also required to pay a fee on undrawn but available amounts under outstanding letters of credit under the ABL Facility at a rate not in excess of 250 bps, and certain administrative fees.

We are able to voluntarily repay outstanding loans and reduce unused commitments, in each case, in whole or in part, at any time without premium or penalty. We are required to repay outstanding loans and cash collateral letters of credit anytime the outstanding loans and letters of credit exceed the maximum availability then in effect. We are also required to use net proceeds from certain significant asset sales to repay outstanding loans, but may re-borrow following such prepayments if the conditions to borrowings are met.

The ABL Facility contains customary covenants for asset-based credit agreements of this type, including, among other things: (i) requirements to deliver financial statements, other reports and notices; (ii) restrictions on the existence or incurrence of certain indebtedness; (iii) restrictions on the existence or incurrence of certain liens; (iv) restrictions on making certain restricted payments; (v) restrictions on making certain investments; (vi) restrictions on certain mergers, consolidations and asset dispositions; (vii) restrictions on certain transactions with affiliates; and (viii) restrictions on modifications to certain indebtedness. Additionally, the ABL Facility contains a springing fixed charge coverage ratio of not less than 1.00 to 1.00, which ratio is tested if availability under the ABL Facility is less than a certain amount. Subject to customary grace periods and notice requirements, the ABL Facility also contains customary events of default.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.

Sale of Restricted Shares

After giving effect to the corporate conversion and upon completion of this offering, we will have             shares of common stock outstanding. Of these shares of common stock, the             shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining             shares of common stock held by our existing stockholders upon completion of this offering, or             shares if the underwriters exercise their option to purchase additional shares in full, will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may sell their shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder, or (2) the expiration of a one-year holding period.

At the expiration of the six-month holding period, assuming we have been subject to the Exchange Act reporting requirements for at least 90 days and have filed all periodic reports required thereunder, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration Rights

In connection with the corporate conversion, we will enter into a registration rights agreement with certain of our stockholders. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights—Registration Rights Agreement.”

Stock Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity incentive plan. The registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

Our officers, directors, the selling stockholders and holders of substantially all of our stock have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus. Upon the expiration of the lock-up period, the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. This discussion deals only with common stock purchased in this offering that is held as a capital asset (generally, property held for investment) by a non-U.S. holder. Except as modified for estate tax purposes, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an entity or arrangement treated as a partnership;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined under the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) has authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

An individual may generally be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based upon provisions of the Code, the U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, even retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed herein. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock. This discussion does not address all aspects of U.S. federal income and estate taxation and does not deal with other U.S. federal tax laws (such as gift tax laws) or state, local, non-U.S. or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. This discussion does not discuss any tax considerations relevant to Principal Stockholders. In addition, this discussion does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	certain former U.S. citizens or residents;

•	stockholders that hold our common stock as part of a straddle, constructive sale transaction, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction;

•	stockholders that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	stockholders that are partnerships or entities treated as partnerships for U.S. federal income tax purposes or other pass-through entities or owners thereof;

•	“Controlled Foreign Corporations;”

•	“Passive Foreign Investment Companies;”

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

•	traders in securities that use a mark-to-market method of accounting for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership (including an entity treated as a partnership for U.S. federal income tax purposes), or a partner in a partnership, holding our common stock, you should consult your tax advisor.

Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate and gift tax laws to their particular situation as well as the applicability and effect of any state, local or non-U.S. tax laws or tax treaties.

The Conversion

The corporate conversion prior to this offering is expected to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(F) of the Code. Accordingly, it is anticipated that no gain or loss will be recognized by Predecessor upon the transfer of assets solely in exchange for shares of Successor and its assumption of liabilities, if any, or by members of Predecessor upon their receipt of shares of Successor in connection with the conversion.

Distributions on Common Stock

As discussed under “Dividend Policy” above, we may pay cash distributions on our common stock. In the event we make distributions of cash (or property other than certain pro rata distributions of our common stock) with respect to our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If any such distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and will reduce (but not below zero) such non-U.S. holder’s adjusted tax basis in our common stock, and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. withholding tax at a 30% rate, or if an income tax treaty applies, a lower rate specified by the treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide to the withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or applicable substitute or successor form), properly certifying eligibility for the reduced rate.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty so requires, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (as defined under the Code). In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements (which may generally be met by providing an IRS Form W-8ECI). In addition, a “branch profits tax” may be imposed at a 30% rate (or a lower rate specified under an applicable income tax treaty) on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax (including withholding thereof) on gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies and so requires, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, in which case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (as defined under the Code), unless an applicable income tax treaty provides otherwise, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements, in which case, except as otherwise provided by an applicable income tax treaty, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S. source capital losses, even though the non-U.S. holder is not considered a resident of the United States under the Code; or

•	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are, and we expect to remain, a USRPHC for United States federal income tax purposes. As a result, subject to the exception below, non-U.S. Holders should expect to be subject to U.S. federal income tax on any gain from a disposition of our common stock as if the non-U.S. holder were a U.S. resident and would be required to file a U.S. tax return with respect to such gain, and a 15% withholding tax would apply to the gross proceeds from the sale of our common stock by a non-U.S. Holder. However, so long as our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations), a non-U.S. holder will not be subject to U.S. federal income tax as a result of our being a USRPHC on any gain from a disposition of our common stock, unless the non-U.S. holder actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock. We have been approved to list our common stock on the NYSE and we anticipate that our common stock will be regularly traded on an established securities market for so long as it remains so listed.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding Tax

Dividends paid to you will generally be subject to information reporting and may be subject to U.S. backup withholding. You will be exempt from backup withholding if you properly provide an IRS Form W-8BEN or

W-8BEN-E or W-8ECI certifying under penalties of perjury that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption. Copies of the information returns reporting such dividends and the tax withheld with respect to such dividends also may be made available to the tax authorities in the country in which you reside.

The gross proceeds from the sale or other disposition of our common stock may be subject to U.S. information reporting and backup withholding. If you receive payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless you properly provide an IRS Form W-8BEN or W-8BEN-E or W-8ECI certifying under penalties of perjury that you are a non-U.S. person (and the payor does not have actual knowledge or reason to know that you are a United States person, as defined under the Code) or you otherwise establish an exemption. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that has certain relationships with the United States unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. You may obtain a refund or credit of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act, or FATCA, a 30% withholding tax will generally apply to (i) U.S. source dividends (including dividends paid on our common stock) and (ii) gross proceeds from the sale or other disposition of stock that can produce U.S. source dividends ocurring after December 31, 2018 (including the sale or other disposition of our common stock), in each case, paid to certain foreign entities, whether acting as a beneficial owner or an intermediary, unless the foreign entity complies with certain information reporting requirements regarding accounts held by certain U.S. persons or U.S.-owned foreign entities and certain withholding requirements regarding certain payments to account holders and certain other persons, or otherwise qualifies for an exemption from these rules. Accordingly, the entity through which a non-U.S. holder holds its common stock will affect the determination of whether such withholding is required.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated                 , 2017, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
BMO Capital Markets Corp.
RBC Capital Markets, LLC
Apollo Global Securities, LLC
KKR Capital Markets LLC
Clarksons Platou Securities, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $            . We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters up to $         for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus.

Our officers, directors, the selling stockholders and holders of substantially all of our stock have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus.

We have been approved to list the shares of common stock on the NYSE under the symbol “HCC.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the selling stockholders and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and the selling stockholders.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Clarksons Platou Securities AS is the parent company of Clarksons Platou Securities, Inc. Clarksons Platou Securities AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by Clarksons Platou Securities AS is within the United States, Clarksons Platou Securities AS will offer to and place securities with investors through Clarksons Platou Securities, Inc., an affiliated U.S. broker-dealer. The activities of Clarksons Platou Securities AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of Apollo Global Securities, LLC and KKR Capital Markets LLC manage the Apollo Funds and the KKR Funds, respectively.

Further, certain of the underwriters and their affiliates are lenders under or provided us services in connection with our ABL Facility. Citibank Global Markets Inc. served as joint lead arranger and joint bookrunner in connection with our ABL Facility, and Citibank, N.A., an affiliate of Citigroup Global Markets Inc., serves as administrative agent, swingline agent, collateral agent and letter of credit issuer under our ABL Facility. Additionally, Credit Suisse Securities (USA) LLC served as joint lead arranger and joint bookrunner in connection with our ABL Facility, and Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, serves as a letter of credit issuer under our ABL Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities)

and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Canada

Resale Restrictions

The distribution of our shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Manitoba, Alberta and British Columbia on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing shares of our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) or Section 73.3 of the Securities Act (Ontario), as applicable,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

As the shares of common stock offered hereunder are only being sold in certain provinces of Canada to “accredited investors”, as such term is defined in NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, the Company is not required to file with the applicable securities regulatory authorities in such provinces a technical report prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) in connection with the Offering. However, all disclosure of scientific or technical information made by the Company in the attached prospectus, including disclosure of proven and probable coal reserves, concerning mineral projects on properties material to the Company is based upon information that was prepared by or under the supervision of a “qualified person” as that term is defined in NI 43-101. The Company considers its Mine No. 4, Mine No. 7 and Blue Creek Energy Mine (collectively, the “Material Properties”) to be its material mining properties.

The qualified persons for purposes of disclosure regarding the Material Properties are (i) Mike McClure and Scott Keim, employees for Marshall Miller, with respect to Mine No. 4 and Mine No. 7, and (ii) Larry Henchel and Kevin Whipkey, employees of Norwest, with respect to the Blue Creek Energy Mine.

The estimates of the Company’s coal reserves at the Material Properties disclosed in the attached prospectus have been prepared and presented in accordance with SEC Industry Guide 7. Each of the qualified persons named above in respect of the applicable Material Properties is of the opinion that the definitions and standards of SEC Industry Guide 7 with respect to the Company’s coal reserves are similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Standards”) with respect to such reserves, and that a reconciliation of the Company’s coal reserves as stated in compliance with SEC Industry Guide 7 would not be expected to result in materially different coal reserves if prepared in compliance with the CIM Standards.

The scientific and technical disclosure regarding the applicable Material Properties, including sampling, analytical and test data underlying such disclosure, has been verified by or under the supervision of the qualified persons named above using such recognized industry methods and procedures as were determined by such qualified persons to be appropriate in the circumstances having regard to the characteristics of the deposits and the quality of the work performed by the Company, among other things.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of securities which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the securities described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the securities has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The securities may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities described herein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the securities will not benefit from protection or supervision by such authority.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act. The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary securities may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Sharesand Debentures) Regulations 2005 of Singapore.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The notes which are the subject of the offering contemplated by this offering memorandum may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this document you should consult an authorized financial advisor.

Qatar

The securities have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

LEGAL MATTERS

The validity of the common stock that is offered hereby by the selling stockholders will be passed upon by Akin Gump Strauss Hauer & Feld LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The consolidated financial statements of Warrior Met Coal, LLC at December 31, 2016 and for the nine months then ended and the combined financial statements of the Predecessor as of December 31, 2015 and for the year then ended and for the three months ended March 31, 2016, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information included in this prospectus relating to the estimates of the quantity and quality of our proven and probable coal reserves for Mine No. 4 and Mine No. 7 was prepared by Marshall Miller & Associates, Inc., an independent engineering firm, and has been included herein in reliance upon the authority of this firm as an expert in these matters.

The information included in this prospectus relating to the estimates of the quantity and quality of our proven and probable coal reserves for the Blue Creek Energy Mine was prepared by Norwest Corporation, an independent international mining consulting firm, and has been included herein in reliance upon the authority of this firm as an expert in these matters.

The information included in this prospectus relating to the estimates of the quantity and quality of our proven and probable coal reserves for the Carter/Swann’s Crossing Mine, the Beltona East Mine, the Carter P-3986 Mine, the Howton Mine, the Kimberly Mine, the Morris Mine, the Searles 8 Mine and the Sloan Mountain Mine was prepared by McGehee Engineering Corp., an independent engineering firm, and has been included herein in reliance upon the authority of this firm as an expert in these matters.

The sections in this prospectus entitled “Prospectus Summary,” “Industry Overview” and “Business” contain certain information with respect to the coal industry that has been sourced from Wood Mackenzie. Wood Mackenzie has agreed to be named as an expert with respect to such information, as indicated in the consent of Wood Mackenzie filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (SEC File No. 333-216499) under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement. When we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any materials we file with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

Page
Unaudited Pro Forma Condensed Combined Statements of Operations
Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2016	F-4
Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2015	F-5

Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-10
Balance Sheets at December 31, 2016 (Successor) and December 31, 2015 (Predecessor)	F-11
Statements of Operations for the nine months ended December 31, 2016 (Successor), three months ended March 31, 2016 (Predecessor) and year ended December 31, 2015 (Predecessor)	F-12

Statements of Changes in Members’ Equity and Parent Net Investment for the nine months ended December 31, 2016 (Successor), three months ended March 31, 2016 (Predecessor) and year ended December 31, 2015 (Predecessor)

F-13
Statements of Cash Flows for the nine months ended December 31, 2016 (Successor), three months ended March 31, 2016 (Predecessor) and year ended December 31, 2015 (Predecessor)	F-14

WARRIOR MET COAL, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

Introduction

The unaudited pro forma condensed combined statements of operations (“pro forma statements of operations”) for the year ended December 31, 2016 and the year ended December 31, 2015 of Warrior Met Coal, Inc. are set forth below. The pro forma statements of operations have been derived from and should be read in conjunction with the audited statements of operations for the nine months ended December 31, 2016 (Successor), the three months ended March 31, 2016 (Predecessor), and the year ended December 31, 2015 (Predecessor) included elsewhere in this prospectus.

In this introduction and the notes to the accompanying pro forma statements of operations, (i) the “Company” and “Successor” refer to (A) Warrior Met Coal, Inc., a Delaware corporation, and its subsidiaries for periods beginning with the Company’s conversion from a Delaware limited liability company to a Delaware corporation as described in “Corporate Conversion” included elsewhere in this prospectus (the “Corporate Conversion”) and thereafter and (B) Warrior Met Coal, LLC, a Delaware limited liability company, and its subsidiaries for periods beginning with the consummation of the Asset Acquisition (as defined below) and ending immediately before the completion of the Corporate Conversion, and (ii) the “Predecessor” refers to the assets acquired and liabilities assumed by the Company from Walter Energy, Inc. (“Walter Energy”) pursuant to section 363 under Chapter 11 of Title 11 of the U.S. Bankruptcy Code on March 31, 2016 (the “Asset Acquisition”).

The accompanying pro forma statements of operations reflect pro forma adjustments to the Company’s statements of operations to give effect to the Asset Acquisition, this offering and the declaration of a special distribution to the holders of the Company’s Class A Units and Class B Units (the “Special Distribution”) (collectively, the “Transactions”) as if the Transactions had occurred on January 1, 2015. The Asset Acquisition has already been reflected in the Company’s historical audited balance sheet as of December 31, 2016; therefore, no unaudited pro forma balance sheet as of December 31, 2016 is presented herein. Please refer to “Capitalization” included elsewhere in this prospectus and the unaudited pro forma balance sheet of the Successor included on page F-11 of this prospectus for certain pro forma balance sheet information as of December 31, 2016, which gives effect to the Corporate Conversion and the declaration of the Special Distribution.

The historical financial information has been adjusted in the accompanying pro forma statements of operations to give pro forma effect to events that are (1) directly attributable to the Transactions, (2) factually supportable and (3) expected to have a continuing impact on our consolidated results.

The pro forma statements of operations give pro forma effect to the matters described in the accompanying notes, including:

•	removal of interest expense and gain on extinguishment of debt related to Walter Energy debt, that was not assumed as part of the Asset Acquisition and the addition of interest expense related to the Successor’s asset-based revolving credit agreement (the “ABL Facility”);

•	removal of pension and post-retirement benefits expense related to obligations which were not assumed by the Company as part of the Asset Acquisition and the addition of the Successor’s 401(k) contribution expenses under the new initial collective bargaining agreement with the United Mine Workers of America (the “UMWA CBA”);

•	removal of stock compensation expense for the Predecessor periods and the addition of stock compensation expense related to the Successor’s long-term incentive plan (“LTIP”);

•	adjustment to depreciation and depletion expense resulting from the preliminary estimate of fair value of Property, Plant and Equipment and Mineral Interests acquired in the Asset Acquisition;

•	adjustment to cost of sales for accretion expense resulting from the preliminary estimate of fair value of the Company’s asset retirement obligation assumed in the Asset Acquisition;

•	removal of one-time transaction related costs directly attributable to the Asset Acquisition and the IPO; and

•	effect of income taxes on the adjustments described above.

The pro forma statements of operations have been prepared by management for illustrative purposes only and are not necessarily indicative of the consolidated results of operations that would have been realized had the Transactions occurred as of the date indicated. In addition, future results may vary significantly from those reflected in the pro forma statements of operations and should not be relied on as an indication of any future results of operations of the Company.

The pro forma adjustments included in the pro forma statements of operations are based on currently available data and estimates and assumptions; therefore, actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used to prepare these pro forma adjustments provide a reasonable basis for presenting the significant effects of the Transactions.

In the pro forma statements of operations, the Asset Acquisition has been accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standard Codification Topic 805, Business Combinations, or ASC 805, and applying the pro forma assumptions and adjustments described in the accompanying notes. Because the acquisition method of accounting is dependent upon certain valuations and other studies which have not been completed, the allocation of fair value to the assets acquired and liabilities assumed remains preliminary. The Company expects to finalize its valuation by the end of the first quarter of 2017.

The pro forma statements of operations do not reflect any additional costs that may arise from being a public company or the realization of any expected cost savings, operating efficiencies or other synergies that may result from the Asset Acquisition.

The pro forma statements of operations are qualified by reference to, and should be read in conjunction with, “Capitalization,” “Selected Consolidated and Combined Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” “Description of Certain Indebtedness,” and the audited Predecessor and Successor financial statements and the related notes and other financial information included elsewhere in this prospectus.

Warrior Met Coal, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2016

(in thousands, except per unit and per share amounts)

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	Pro Forma Adjustments			Warrior Met Coal, Inc. Pro Forma
Revenues:
Sales	$276,560	$65,154	$—			$341,714
Other revenues	21,074	6,229	—			27,303

Total revenues	297,634	71,383	—			369,017
Cost and expenses:
Cost of sales (exclusive of items shown separately below)	244,723	72,297	(1,227)	(3a	)	315,563
			(230)	(3b	)
				(3c	)
Cost of other revenues (exclusive of items shown separately below)	19,367	4,698	—			24,065
Depreciation and depletion	47,413	28,958	(17,421)	(3d	)	58,950
Selling, general and administrative	20,507	9,008	—			29,515
Other postretirement benefits	—	6,160	(6,160)	(3e	)	—
Restructuring costs	—	3,418	—			3,418
Transaction and other costs	13,568	—	(13,568)	(3f	)	—

Total costs and expenses	345,578	124,539	(38,606)			431,511

Operating loss	(47,944)	(53,156)	(38,606)			(62,494)
Interest expense, net	(1,711)	(16,562)	16,030	(3g	)	(2,243)
Reorganization items, net	—	7,920	(7,920)	(3i	)	—

Loss before income taxes	(49,655)	(61,798)	46,716			(64,737)
Income tax expense	18	18	—	(3j	)	36

Net loss	$(49,673)	$(61,816)	$46,716			$(64,773)

Net loss per member unit:
Basic and diluted	$(13.15)
Weighted average member units outstanding	3,777

Pro forma net loss per share:
Basic and diluted
Pro forma weighted average shares outstanding

The accompanying notes are an integral part of this unaudited pro forma condensed combined statement of operations.

Warrior Met Coal, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2015

(in thousands)

	Warrior Met Coal, LLC Predecessor	Pro Forma Adjustments			Warrior Met Coal, Inc. Pro Forma
Revenues:
Sales	$514,334	$—			$514,334
Other revenues	30,399	—			30,399

Total revenues	544,733	—			544,733
Cost and expenses:
Cost of sales (exclusive of items shown separately below)	601,545	(18,583)	(3a	)	582,441
		(521)	(3b	)
			(3c	)
Cost of other revenues (exclusive of items shown separately below)	27,442	—			27,442
Depreciation and depletion	123,633	(57,605)	(3d	)	66,028
Selling, general and administrative	38,922				38,922
Other postretirement benefits	30,899	(30,899)	(3e	)	—
Restructuring costs	13,832	—			13,832
Asset impairment charges	27,986	—			27,986

Total costs and expenses	864,259	(107,608)			756,651

Operating loss	(319,526)	107,608			(211,918)
Interest expense, net	(51,077)	48,834	(3g	)	(2,243)
Gain on extinguishment of debt	26,968	(26,968)	(3h	)	—
Reorganization items, net	(7,735)	7,735	(3i	)	—

Loss before income taxes	(351,370)	137,209			(214,161)
Income tax benefit	(40,789)	—	(3j	)	(40,789)

Net loss	$(310,581)	$137,209			$(173,372)

The accompanying notes are an integral part of this unaudited pro forma condensed combined statement of operations.

WARRIOR MET COAL, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

1.	Description of the Asset Acquisition

On July 15, 2015, Walter Energy and certain of its wholly owned U.S. subsidiaries (collectively, the “Walter Energy Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the Northern District of Alabama, Southern Division (the “Bankruptcy Court”).

The Company was formed as a Delaware limited liability company on September 3, 2015 by certain Walter Energy lenders under the 2011 Credit Agreement, dated as of April 1, 2011 (“2011 Credit Agreement”) and the noteholders under the 9.50% Senior Secured Notes due 2019 (such lenders and noteholders, collectively, “Walter Energy’s First Lien Lenders”) in connection with the Asset Acquisition.

On November 5, 2015, the Walter Energy Debtors entered into an asset purchase agreement with the Company, pursuant to which, among other things, the Company, on behalf of Walter Energy’s First Lien Lenders, agreed to acquire the Predecessor through a credit bid of $1.1 billion and a release of the liens under the 2011 Credit Agreement and the 9.50% Senior Secured Notes due 2019, to assume certain liabilities of the Walter Energy Debtors and to pay cash consideration in accordance with sections 363 and 365 of the U.S. Bankruptcy Code. On January 8, 2016, the Bankruptcy Court approved the Asset Acquisition which closed on March 31, 2016. Prior to the Asset Acquisition, the Company had no operations and nominal assets.

2.	Basis of Presentation

The accompanying unaudited pro forma condensed combined statements of operations (“pro forma statements of operations”) were prepared in accordance with Article 11 of Regulation S-X. The pro forma statements of operations for the year ended December 31, 2016 and the year ended December 31, 2015 give effect to the Transactions as if they had occurred on January 1, 2015 and were prepared using the audited financial statements for the nine months ended December 31, 2016 (Successor), the three months ended March 31, 2016 (Predecessor) and the year ended December 31, 2015 (Predecessor).

The pro forma statements of operations do not reflect any additional costs that may arise from being a public company or the realization of any expected cost savings, operating efficiencies or other synergies that may result from the Asset Acquisition.

3.	Adjustments to the Pro Forma Statements of Operations

(a)	Adjustment to reflect the net effect of (i) the elimination of the Predecessor’s historical United Mine Workers’ Association (“UMWA”) pension and benefit trust expense of $1.5 million and $22.8 million for the year ended December 31, 2016 and the year ended December 31, 2015 respectively, related to the pension and benefit trust obligations which were not assumed as part of the Asset Acquisition and (ii) the inclusion of the Company’s 401(k) contribution expenses associated with the UMWA CBA of $0.3 million and $4.3 million for the year ended December 31, 2016 and the year ended December 31, 2015, respectively.

(b)	Adjustment to cost of sales for accretion expense as a result of the change in the basis of the Asset Retirement Obligations (“ARO”) to their preliminary estimate of fair value in connection with the Asset Acquisition. The ARO is amortized using the units-of-production method over the estimated life of the reserves. The estimate of fair value is preliminary and will not be final until the completion of certain valuations and studies.

WARRIOR MET COAL, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(c)	Adjustment to eliminate the Predecessor’s historical stock compensation expense allocated to the Company and to record stock compensation expense under the LTIP for the restricted Class C units, which do not vest until an initial public offering, as follows (in thousands):

	Predecessor/ Successor	Predecessor
	For the year ended December 31, 2016	For the year ended December 31, 2015
LTIP	$	$
Historical	400	4,000

Pro forma stock compensation expense	$	$

(d)	Adjustment to depreciation and depletion expense as a result of the change in the basis of Property, Plant and Equipment and Mineral Interests to their preliminary estimate of fair value in connection with the Asset Acquisition. Property, Plant and Equipment is being depreciated over useful lives ranging from one to forty years. Mineral Interests are depleted using the units-of-production method over the life of the proven and probable reserves. The estimate of fair value is preliminary and will not be final until the completion of certain valuations and studies. The net decrease in depreciation and depletion expense represents a decrease in depreciation expense related to Property, Plant and Equipment partially offset by an increase in depletion expense related to Mineral Interests.

(e)	Adjustment to eliminate the Predecessor’s historical other postretirement benefit expense associated with the Predecessor’s historical other postretirement benefit obligations for retiree medical and life insurance benefits, which were not assumed by the Company.

(f)	Adjustment to eliminate historical non-recurring transaction and other related costs of $13.6 million for the year ended December 31, 2016, which were directly attributable to the Asset Acquisition ($10.5 million) and this offering ($3.1 million).

(g)	Adjustment to reflect the net effect of (i) the elimination of the Predecessor’s historical interest expense related to the notes, loans and other debt that was not assumed by the Company as part of the Asset Acquisition, (ii) the Successor’s new financing arrangements, including a $100 million ABL Facility, and (iii) the Company’s promissory note at the stated interest rate, which was assumed by the Company as part of the Asset Acquisition as follows (in thousands):

	Predecessor / Successor	Predecessor
	For the year ended December 31, 2016	For the year ended December 31, 2015
ABL Facility commitment fees	$(250)	$(250)
Amortization of ABL Facility origination fees	(1,701)	(1,701)
Promissory note	(292)	(292)

Pro forma interest expense	(2,243)	(2,243)
Less: Historical interest expense	18,273	51,077

Pro forma interest expense adjustment	$16,030	$48,834

(h)	Adjustment to eliminate the gain on extinguishment of debt related to Walter Energy debt that was not assumed as part of the Asset Acquisition.

(i)	Adjustment to eliminate historical reorganization items incurred by the Predecessor.

WARRIOR MET COAL, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(j)	Prior to the Corporate Conversion, the Company elected to be taxed as a corporation for income tax purposes. The Company records deferred tax assets to the extent these assets will more likely than not be realized. In making such determination, the Company considered all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based upon the review of all positive and negative evidence, including its recent history of operating losses, the Company concluded that a valuation allowance was necessary. The tax provision differs significantly from the expected federal statutory rate of 35% due to the adjustment in the valuation allowance.

4.	Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net loss per share is determined by dividing the pro forma net loss by the weighted average number of common shares outstanding. For the year ended December 31, 2016, there were no dilutive securities outstanding and, therefore, pro forma diluted net loss per share is equal to pro forma basic net loss per share.

Unaudited pro forma net loss per share for the year ended December 31, 2016 is as follows:

For the year ended December 31, 2016
Numerator:
Pro forma net loss	$

Denominator:
Weighted-average shares used to compute pro forma net loss per share, basic and diluted

Pro forma net loss per share, basic and diluted	$

WARRIOR MET COAL, LLC

FINANCIAL STATEMENTS

As of December 31, 2016 (Successor) and December 31, 2015 (Predecessor), and for the period from April 1, 2016 to December 31, 2016 (Successor), for the period from January 1, 2016 to March 31, 2016 (Predecessor) and for the period from January 1, 2015 to December 31, 2015 (Predecessor)

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members of Warrior Met Coal, LLC

We have audited the accompanying consolidated balance sheet of Warrior Met Coal, LLC (Company) as of December 31, 2016, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the nine months ended December 31, 2016. We also have audited the accompanying combined balance sheet of the Company’s Predecessor as of December 31, 2015, and the related combined statements of operations, changes in Parent net investment and cash flows for the three months ended March 31, 2016 and for the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s or the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s or the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of Warrior Met Coal, LLC and its Predecessor at December 31, 2016 and 2015, and the consolidated and combined results of their operations and their cash flows for the periods referred to in the introductory paragraph, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Birmingham, Alabama

March 7, 2017

WARRIOR MET COAL, LLC

BALANCE SHEETS

(in thousands)

	Pro Forma (See Note 26)
	Successor	Successor	Predecessor
	December 31, 2016	December 31, 2016	December 31, 2015
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$—	$150,045	$79,762
Short-term investments	—	17,501	—
Trade accounts receivable	—	65,896	25,636
Other receivables	—	5,901	2,790
Inventories, net	—	39,420	51,575
Prepaid expenses	—	12,010	33,889
Other current assets	—	—	291

Total current assets	—	290,773	193,943
Mineral interests, net	—	143,231	5,295
Property, plant and equipment, net	—	496,959	567,594
Other long-term assets	—	16,668	35,305

Total assets	$—	$947,631	$802,137

LIABILITIES, MEMBERS’ EQUITY AND PARENT NET INVESTMENT
Liabilities not subject to compromise:
Current liabilities:
Accounts payable	$—	$6,043	$13,773
Accrued expenses	—	47,339	43,452
Asset retirement obligations	—	3,098	5,006
Special Distribution payable to members	190,000	—	—
Other current liabilities	—	5,307	2,154
Current portion of long-term debt	—	2,849	—

Total current liabilities	190,000	64,636	64,385
Long-term debt	—	3,725	—
Deferred income taxes	—	1,944	2,434
Asset retirement obligations	—	96,050	30,573
Black lung obligations	—	27,156	24,351
Other long-term liabilities	—	1,153	4,977

Total liabilities not subject to compromise	190,000	194,664	126,720
Liabilities subject to compromise	—	—	1,496,278

Total liabilities	190,000	194,664	1,622,998
Commitments and contingencies (Note 18)
Members’ equity and parent net investment:
Parent net investment	—	—	(820,861)
Members’ equity:
Contributed capital	(190,000)	802,640	—
Accumulated deficit	—	(49,673)	—

Total members’ equity and parent net investment	(190,000)	752,967	(820,861)

Total liabilities, members’ equity and parent net investment	$—	$947,631	$802,137

The accompanying notes are an integral part of these financial statements.

WARRIOR MET COAL, LLC

STATEMENTS OF OPERATIONS

(in thousands, except per unit and per share amounts)

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Revenues:
Sales	$276,560	$65,154	$514,334
Other revenues	21,074	6,229	30,399

Total revenues	297,634	71,383	544,733

Costs and expenses:
Cost of sales (exclusive of items shown separately below)	244,723	72,297	601,545
Cost of other revenues (exclusive of items shown separately below)	19,367	4,698	27,442
Depreciation and depletion	47,413	28,958	123,633
Selling, general and administrative	20,507	9,008	38,922
Other postretirement benefits	—	6,160	30,899
Restructuring costs	—	3,418	13,832
Asset impairment charges	—	—	27,986
Transaction and other costs	13,568	—	—

Total costs and expenses	345,578	124,539	864,259

Operating loss	(47,944)	(53,156)	(319,526)
Interest expense, net	(1,711)	(16,562)	(51,077)
Gain on extinguishment of debt	—	—	26,968
Reorganization items, net	—	7,920	(7,735)

Loss before income tax benefit	(49,655)	(61,798)	(351,370)
Income tax expense (benefit)	18	18	(40,789)

Net loss	$(49,673)	$(61,816)	$(310,581)

Basic and diluted net loss per unit:
Net loss per unit—basic and diluted	$(13.15)

Weighted average number of units outstanding—basic and diluted	3,777

Pro forma basic and diluted net loss per share (unaudited) (Note 26):
Pro forma net loss per share—basic and diluted	$

Pro forma weighted average number of shares outstanding—basic and diluted

The accompanying notes are an integral part of these financial statements.

WARRIOR MET COAL, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY AND PARENT NET INVESTMENT

(in thousands)

Total Parent Net Investment
Predecessor
Balance at December 31, 2014	$288,699
Net loss	(310,581)
Change in attribution of Parent debt (Note 22)	(663,701)
Net transfers to Parent	(135,278)

Balance at December 31, 2015	$(820,861)

Net loss	(61,816)
Change in attribution of Parent debt	(626)
Net transfers to Parent	(12,900)

Balance at March 31, 2016	$(896,203)

	Contributed capital	Accumulated deficit	Total Members’ Equity
Successor
Balance at April 1, 2016	$—	$—	$—
Issuance of 1,274,364 Class A member units (Note 1 and Note 19)	602,131	—	602,131
Issuance of 2,500,004 Class B member units (Note 1 and Note 19)	200,000	—	200,000
Equity award compensation	509	—	509
Net loss	—	(49,673)	(49,673)

Balance at December 31, 2016	$802,640	$(49,673)	$752,967

The accompanying notes are an integral part of these financial statements.

WARRIOR MET COAL, LLC

STATEMENTS OF CASH FLOWS

(in thousands)

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
OPERATING ACTIVITIES
Net loss	$(49,673)	$(61,816)	$(310,581)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and depletion	47,413	28,958	123,633
Deferred income tax expense (benefit)	544	18	(40,789)
Stock based compensation expense	509	390	4,034
Non-cash reorganization items	—	(18,882)	(11,558)
Amortization of debt issuance costs and debt discount, net	1,244	10,164	6,760
Gain on extinguishment of debt	—	—	(26,968)
Asset impairment charges	—	—	27,986
Accretion of asset retirement obligations	2,817	1,169	4,276
Changes in operating assets and liabilities, net of the effect of acquisitions:
Trade accounts receivable	(54,911)	15,097	46,858
Other receivables	(2,530)	1,070	(12,474)
Inventories	9,524	677	20,604
Prepaid expenses and other current assets	(11,001)	13,020	8,378
Accounts payable	(4,144)	(15,338)	16,675
Accrued expenses and other current liabilities	45,408	(16,083)	22,303
Asset retirement obligations	(311)	(107)	(1,083)
Black lung obligations	2,997	(1,083)	(698)
Other	2,927	2,048	(9,174)

Net cash used in operating activities	(9,187)	(40,698)	(131,818)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(11,531)	(5,422)	(64,971)
Proceeds from sale of property, plant and equipment	34	—	722
Cash paid for acquisition, net of cash acquired	(24,107)	—	—
Cash receipt from escrow refund	9,364	—	—
Proceeds from termination of life insurance policy	12,857	—	—
Purchases of short-term investments	(17,501)	—	—

Net cash used in investing activities	(30,884)	(5,422)	(64,249)

FINANCING ACTIVITIES
Proceeds from Rights Offerings	200,000	—	—
Proceeds from issuance of debt	—	15,723	—
Retirements of debt	(2,295)	(285)	(4,610)
Net cash transfers to Parent	—	(13,290)	(142,535)
Debt issuance costs paid	(4,978)	(8,388)	—

Net cash provided by (used in) financing activities	192,727	(6,240)	(147,145)

Net increase (decrease) in cash and cash equivalents and restricted cash	152,656	(52,360)	(343,212)
Cash and cash equivalents and restricted cash at beginning of period	—	84,462	427,674

Cash and cash equivalents and restricted cash at end of period	$152,656	$32,102	$84,462

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid, net of capitalized interest	$231	$—	$42,595
Non-cash investing activities
Assets acquired in Asset Acquisition (Note 3)	$828,321	$—	$—
Liabilities assumed in Asset Acquisition (Note 3)	$175,360	$—	$—

The accompanying notes are an integral part of these financial statements.

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1—Business and Basis of Presentation

Description of the Business

On July 15, 2015, Walter Energy, Inc. (“Walter Energy” or the “Parent”) and certain of its wholly owned U.S. subsidiaries (collectively, the “Walter Energy Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code (the “Chapter 11 Cases”) in the Northern District of Alabama, Southern Division (the “Bankruptcy Court”).

Warrior Met Coal, LLC (the “Company” or, for the periods beginning as of April 1, 2016, the “Successor”) was formed on September 3, 2015 by certain Walter Energy lenders under the 2011 Credit Agreement, dated as of April 1, 2011 (the “2011 Credit Agreement”) and the noteholders under the 9.50% Senior Secured Notes due 2019 (such lenders and noteholders, collectively, “Walter Energy’s First Lien Lenders”) in connection with the acquisition by the Company of certain core operating assets of Walter Energy under section 363 under Chapter 11 of Title 11 of the U.S. Bankruptcy Code (“U.S. Bankruptcy Code”). These operating assets acquired and liabilities assumed are referred to as the “Predecessor” for all periods on or before March 31, 2016. The Company and its Predecessor are a U.S. based producer and exporter of metallurgical (“met”) coal for a diversified customer base of blast furnace steel producers located primarily in Europe and South America. The Company also generates ancillary revenues from the sale of natural gas extracted as a byproduct from the underground coal mines and royalty revenues from leased properties.

On November 5, 2015, the Walter Energy Debtors entered into an asset purchase agreement (as amended, the “Asset Purchase Agreement”) with the Company, pursuant to which, among other things, the Company, on behalf of Walter Energy’s First Lien Lenders, agreed to acquire the Predecessor through a credit bid of $1.1 billion and a release of the liens under the 2011 Credit Agreement and the 9.50% Senior Secured Notes due 2019 (“Walter Energy First Lien Obligations”), to assume certain liabilities of the Walter Energy Debtors and to pay cash consideration in accordance with sections 363 and 365 of the U.S. Bankruptcy Code (the “Asset Acquisition”). On January 8, 2016, the Bankruptcy Court approved the Asset Acquisition, which closed on March 31, 2016.

In connection with the Asset Acquisition, the Company also conducted rights offerings to Walter Energy’s First Lien Lenders and certain qualified unsecured creditors to purchase newly issued Class B Units of the Company, which diluted the Class A Units on a pro rata basis (the “Rights Offerings”). Proceeds from the Rights Offerings were used to pay certain costs associated with the Asset Acquisition and for general working capital purposes (see Note 19).

Basis of Presentation

Prior to the closing of the Asset Acquisition on March 31, 2016, the Company had no operations and nominal assets.

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (“GAAP”).

The accompanying financial statements have been presented on a consolidated basis for the Successor periods subsequent to the Asset Acquisition, which include the nine months ended December 31, 2016, and on a combined basis for the Predecessor periods prior to the Asset Acquisition, which includes the year ended December 31, 2015 and the three months ended March 31, 2016.

The accompanying financial statements present separately the financial position, results of operations, cash flows and changes in members’ equity for the Company on a “Successor” basis (reflecting the Company’s capital

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NOTES TO FINANCIAL STATEMENTS (Continued)

structure and the Company’s basis in the assets and liabilities of the Predecessor after accounting for the Asset Acquisition) and Parent net investment on a “Predecessor” basis (reflecting Walter Energy’s ownership and cost basis). The financial information of the Company has been separated by a vertical line on the face of the financial statements to identify these different bases of accounting for Predecessor and Successor periods.

Predecessor Presentation

The Predecessor’s combined financial statements have been “carved-out” from the accounting records of Walter Energy. The Predecessor consists of all or a material portion of the following operations and assets of the Parent (all of which were under common control and management):

•	Alabama Underground and Gas, including Mine No. 4 and Mine No. 7,

•	Jim Walter Resources Mine No. 5,

•	Barge Loadout located in Tuscaloosa County, Alabama,

•	Highway 59 Mine,

•	East Brookwood Mine,

•	Blue Creek Coal Sales, Inc.,

•	Black Warrior Methane Corporation,

•	Black Warrior Transmission Corporation,

•	Port of Mobile Lease,

•	Walter Black Warrior Basin LLC,

•	Tuscaloosa Resources, Inc., including Swanns Crossing Mine,

•	Blue Creek Energy Mine,

•	Walter Minerals land holdings, and non-mining property interests, including Panther and Howton Mines,

•	J.W. Walter, Inc., which includes non-mining property interests in West Virginia, and

•	Walter Land, which includes non-mining property interests in Louisiana.

Historically, the Predecessor did not operate as an independent standalone company. For periods subsequent to filing the Chapter 11 Cases, the Predecessor applied the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, Reorganizations, in preparing its combined financial statements. ASC 852 requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses, realized gains and losses and provisions for losses that were realized or incurred in the Chapter 11 Cases have been recorded in a reorganization line item on the Combined Statements of Operations. In addition, the pre-petition obligations that may be impacted by the reorganization process have been classified on the Combined Balance Sheet as liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.

Preparation of the combined financial statements included making certain adjustments necessary to reflect all costs of doing business to present the historical records on a basis as if the Predecessor had been a separate stand alone entity. These adjustments include, for example, allocations of Parent overhead and selling, general and administrative expenses.

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NOTES TO FINANCIAL STATEMENTS (Continued)

The combined financial statements include certain assets and liabilities that have historically been held at the Parent corporate level but are specifically identifiable or otherwise allocable to the Predecessor. The cash and cash equivalents of the Parent were attributed to the Predecessor for the period presented. The combined financial statements also include an allocation of a portion of debt and related interest expense from the Parent (see Note 22).

The historical costs and expenses reflected in the combined financial statements include an allocation for certain corporate functions historically provided by the Parent. Substantially all of the Predecessor’s senior management were employed by the Parent and certain functions critical to the Predecessor’s operations were centralized and managed by the Parent. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, shared services, information technology, tax, risk management, treasury, legal, human resources, and strategy and development. The costs of each of these services has been allocated to the Predecessor on the basis of the Predecessor’s relative headcount, revenue and total assets to that of the Parent. These cost allocations were $7.8 million and $32.0 million for the three months ended March 31, 2016 (Predecessor) and the year ended December 31, 2015 (Predecessor), respectively.

All intracompany transactions have been eliminated. The net effect of the settlement of transactions between the Predecessor, the Parent and other affiliates of the Parent, together with cash transfers to and from the Parent’s cash management accounts are reflected in the Combined Statements of Changes in Members’ Equity and Parent Net Investment as net transfers to Parent, in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheet as Parent net investment.

The Parent used a centralized approach to cash management and financing of its operations. Historically, the majority of the Predecessor’s cash was transferred to the Parent on a daily basis. This arrangement is not reflective of the manner in which the Predecessor would have been able to finance its operations had it been a standalone business separate from the Parent during the periods presented.

The Predecessor’s employees participated in benefit and stock-based compensation plans of the Parent. A portion of the cost of those plans is included in the combined financial statements. However, the Combined Balance Sheet as of December 31, 2015 does not include liabilities for certain Parent sponsored benefit plan obligations. See Notes 13 and 14 for a further description of the accounting for benefit plans and stock-based compensation, respectively.

The allocation methodologies have been described in the notes to the financial statements where appropriate, and management considers the allocations to be reasonable. The financial information included herein may not necessarily reflect the financial position, results of operations and cash flows of the Predecessor in the future or what they would have been had the Predecessor been a separate, standalone entity during the periods presented.

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NOTES TO FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 (Predecessor), the Company revised its classification of a gain recognized upon the settlement of a transportation and throughput agreement in connection with the Chapter 11 Cases to present the amount as a component of reorganization items, net in the previously issued Statement of Operations. The gain was previously recognized within cost of sales (exclusive of items shown separately below) in the previously issued Statements of Operations. This revision did not impact net loss, total assets or liabilities, parent net investment or cash flows from operations. The following reflects the revision for the three months ended March 31, 2016 (in thousands):

Predecessor
For the three months ended March 31, 2016
Revisions to Statement of Operations:
Cost of sales (exclusive of items shown separately below), prior to revision	$61,204
Revision of gain on settlement of transportation and throughput agreement	11,093

Cost of sales (exclusive of items shown separately below), revised	$72,297

Reorganization items, net, prior to revision	$(3,173)
Revision of gain on settlement of transportation and throughput agreement	11,093

Reorganization items, net, revised	$7,920

Predecessor
For the three months ended March 31, 2016
Revisions to Statement of Cash Flows:
Non-cash reorganization items	$(7,789)
Revision of gain on settlement of transportation and throughput agreement	(11,093)

Non-cash reorganization items, revised	$(18,882)

Changes in accounts payable	$(26,431)
Revision of gain on settlement of transportation and throughput agreement	11,093

Changes in accounts payable, revised	$(15,338)

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The Company prepares its financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

Concentrations of Credit Risk and Major Customers

The Company’s principal line of business is mining and marketing met coal to foreign steel producers. During the nine months ended December 31, 2016, approximately 97% of sales were derived from coal shipments to these customers, located primarily in Europe and South America. At December 31, 2016,

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NOTES TO FINANCIAL STATEMENTS (Continued)

approximately 91% of trade receivables related to these customers. The Company also generates ancillary revenues from the sale of natural gas extracted as a byproduct from the underground coal mines and royalty revenues from leased properties. During the nine months ended December 31, 2016, Salzgitter Flachstahl GmBH, Voestelpine and Huettenwerke Krupp Mannesmann GmBH accounted for $43.1 million or 15.6%, $35.3 million or 12.7% and $34.0 million or 12.3% of total revenues, respectively. During the three months ended March 31, 2016, Xcoal Energy & Resources and Voestelpine accounted for $10.7 million or 16.4% and $8.3 million or 12.8% of total revenues, respectively. During the year ended December 31, 2015, ArcelorMittal accounted for $88.7 million or 16.3% of total revenues and no other customer accounted for 10% or more of total revenues. Credit is extended based on an evaluation of the individual customer’s financial condition. In some instances, the Company required letters of credit, cash collateral or prepayments from its customers on or before shipment to mitigate the risk of loss. These efforts have consistently resulted in minimal historical credit losses.

Revenue Recognition

Revenue is recognized when the following criteria have been met: (i) persuasive evidence of an arrangement exists; (ii) the price to the buyer is fixed or determinable; (iii) delivery has occurred; and (iv) collectability is reasonably assured. Delivery is considered to have occurred at the time title and risk of loss transfers to the customer. For coal shipments to domestic customers via rail, delivery occurs when the railcar is loaded. For coal shipments to international customers via ocean vessel, delivery occurs when the vessel is loaded at the Port of Mobile, Alabama. For natural gas sales, delivery occurs when the gas has been transferred to the pipeline.

Shipping and Handling

Costs incurred to transport coal to the point of sale at the Port of Mobile, Alabama, are included in cost of sales and the gross amounts billed to customers, if any, to cover shipping and handling to the ultimate/final destination are included in sales.

Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Balance Sheets that sum to the total of the same such amounts shown in the Statements of Cash Flows (in thousands):

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Cash and cash equivalents	$150,045	$79,762
Restricted cash included in other long-term assets	2,611	4,700

Total cash and cash equivalents and restricted cash included in the Statements of Cash Flows	$152,656	$84,462

Cash and cash equivalents include short-term deposits and highly liquid investments that have original maturities of three months or less when purchased and are stated at cost, which approximates fair value. As of December 31, 2016 (Successor) and December 31, 2015 (Predecessor), restricted cash included in other long-term assets in the Balance Sheet represents amounts funded to an escrow account as collateral for coal royalties due under certain underground coal mining lease contracts.

Short-Term Investments

Instruments with maturities greater than three months, but less than twelve months, are included in short-term investments. The Company purchases United States Treasury bills with maturities ranging from six to

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NOTES TO FINANCIAL STATEMENTS (Continued)

twelve months which are classified as held to maturity and are carried at amortized cost, which approximates fair value. Securities classified as held to maturity securities are those securities that management has the intent and ability to hold to maturity.

As of December 31, 2016 (Successor), the Company’s short-term investments consisted of $17.5 million in Treasury bills with a maturity of six months. These Treasury bills were posted as collateral for the self-insured black lung related claims asserted by or on behalf of former employees of Walter Energy and its subsidiaries, which were assumed in the Asset Acquisition and relate to periods prior to March 31, 2016. There were no short-term investments as of December 31, 2015 (Predecessor).

Inventories

Inventories are valued at the lower of cost or market. Coal inventory costs include labor, supplies, equipment costs, operating overhead, freight, royalties, depreciation and depletion and other related costs. Coal inventories are valued using the first-in, first-out (“FIFO”) inventory valuation method. The valuation of coal inventories is subject to estimates due to possible gains and losses resulting from inventory movements from the mine site to storage facilities, inherent inaccuracies in belt scales and aerial surveys used to measure quantities and fluctuations in moisture content. Periodic adjustments to coal tonnages on hand are made for an estimate of coal shortages and overages due to these inherent gains and losses, primarily based on historical results from aerial surveys and periodic coal pile clean-ups. Supplies inventories are valued using the average cost method of accounting. Management evaluates its inventory in terms of excess and obsolete exposures which includes such factors as anticipated usage, inventory turnover, inventory levels and ultimate market value. A reserve for excess and obsolete inventory is established and charged to cost of sales in the Statements of Operations.

Deferred Longwall Move Expenses

Direct costs, including labor and supplies, associated with moving longwall equipment and the related equipment refurbishment costs are deferred and included in prepaid expenses. These deferred costs are amortized on a unit-of-production basis into cost of sales over the life of the subsequent panel of coal mined by the longwall equipment. See Note 5 for further disclosures related to deferred longwall move expenses.

Advanced Mining Royalties

Lease rights to coal reserves are often acquired in exchange for royalty payments. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production royalties. These advance payments are deferred and charged to operations as the coal reserves are mined. Advance mining royalties are included in other long-term assets.

Property, Plant and Equipment

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the useful life of the improvement or the remaining lease term. Estimated useful lives used in computing depreciation expense range from three to ten years for machinery and equipment, and from fifteen to thirty years for land improvements and buildings. Well life is used to estimate the useful life for gas properties and related development, and mine life is used for amortizing mine development costs. Gains and losses upon disposition are reflected in the Statements of Operations in the period of disposition. Maintenance and repair expenditures are charged to cost of sales as incurred.

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NOTES TO FINANCIAL STATEMENTS (Continued)

Deferred Mine Development

Costs of developing new underground mines and certain underground expansion projects are capitalized. Underground development costs, which are costs incurred to make the coal physically accessible, may include construction permits and licenses, mine design, construction of access roads, main entries, airshafts, roof protection and other facilities. Costs of developing the first pit within a permitted area of a surface mine are capitalized up to the point of coal production attaining a level that would be more than de minimis. A surface mine is defined as the permitted mining area, which includes various adjacent pits that share common infrastructure, processing equipment and a common coal reserve. Surface mine development costs include construction costs for entry roads, drilling, blasting and removal of overburden to access the first coal seam. Mine development costs are amortized primarily on a unit-of-production basis over the estimated reserve tons directly benefiting from the capital expenditures. Costs incurred during the production phase of a mine are capitalized into inventory and expensed to cost of sales as the coal is sold.

Owned and Leased Mineral Interests

Costs to obtain coal reserves and lease mineral rights are capitalized based on cost or the fair value at acquisition and depleted using the unit-of-production method over the life of proven and probable reserves. Lease agreements are generally long-term in nature (original terms range from 10 to 50 years) and substantially all of the leases contain provisions that allow for automatic extension of the lease term provided certain requirements are met. Depletion expense was $4.5 million for the nine months ended December 31, 2016 (Successor) and is included in depreciation and depletion in the accompanying Statements of Operations. There was no depletion expense recorded for the three months ended March 31, 2016 (Predecessor) and the year ended December 31, 2015 (Predecessor).

Asset Retirement Obligations

The Company has certain asset retirement obligations primarily related to mine closing reclamation costs, perpetual water care costs and other costs associated with dismantling and removing facilities. The future costs of these obligations is accrued at the estimated fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. Capitalized asset retirement costs are amortized on a unit-of-production basis over the estimated reserves. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in cost of sales on the Statements of Operations.

Accrued mine closing costs, perpetual care costs and reclamation costs and other costs of dismantling and removing facilities are regularly reviewed by management and revised for changes in future estimated costs and regulatory requirements, as necessary.

Impairment of Long-Lived Assets

Property, plant and equipment and other long-lived assets are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that would indicate possible impairment. When impairment indicators exist, the Company uses an estimate of the future undiscounted cash flows of the related asset or asset group over the remaining life in measuring whether or not the asset values are recoverable. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, impairment is recognized equal to the amount by which the carrying amount of the asset exceeds the

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NOTES TO FINANCIAL STATEMENTS (Continued)

fair value of the asset or asset group. Fair value is generally determined using market quotes, if available, or a discounted cash flow approach. The Company’s estimate of future undiscounted cash flows is based on assumptions including long-term met coal pricing forecasts, anticipated production volumes and mine operating costs for the life of the mine or estimated useful life of the asset.

Equity Award Compensation (Successor)

The Company accounts for equity award-based compensation to employees and non-employee/directors in accordance with ASC 718 requiring employee equity awards to be accounted for under the fair value method adjusted for estimated forfeitures rates based on historical experience. The Company recognizes compensation expense associated with equity awards for all awards made to employees as the requisite service, performance and market vesting conditions are met. The Company measures compensation expense based on the grant-date fair value of the awards calculated using a Black-Scholes or Monte Carlo valuation model.

Compensation expense for equity awards with a service-only condition is recognized over the employee’s requisite service period using a graded vesting method. For awards with a performance condition that affects vesting, the performance condition is not considered in determining the award’s grant-date fair value; however, the performance conditions are considered when estimating the quantity of awards that are expected to vest. No compensation expense is recorded for awards with performance conditions until the performance condition is determined to be probable of achievement. For awards with a market condition that affects vesting, the market condition is considered in determining the award’s grant-date fair value. Compensation expense for awards with a market condition is recognized straight-line over the derived or implied service period. For awards with both performance and market conditions, the market condition is incorporated into the fair value of the award, while the performance condition impacts the timing of expense recognition.

Compensation expense for equity awards is included in selling, general and administrative in the accompanying Statements of Operations.

Stock-Based Compensation (Predecessor)

Prior to the Asset Acquisition, the Parent periodically granted stock-based awards to its employees and its Board of Directors. Stock-based compensation expenses related to these awards were allocated to the Predecessor based on the awards and terms previously granted to the employees of the Predecessor’s business units or subsidiaries as well as an allocation of the Parent’s corporate employee expenses.

The Parent measured stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognized compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which was generally the vesting period of the respective award.

The Parent recognized compensation expense for only the portion of awards that were expected to vest. In developing a forfeiture rate estimate, the Parent considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment was recognized in full in the period of adjustment, and when the actual forfeiture rate was materially different from the estimate.

The Parent used the Black-Scholes option pricing model to value stock option grants and also estimated forfeitures in calculating the expense related to stock-based compensation. The Parent used the Monte Carlo simulation to value its performance share units in calculating the expense related to stock-based compensation.

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NOTES TO FINANCIAL STATEMENTS (Continued)

Deferred Financing Costs

The costs to obtain new debt financing or amend existing financing agreements are deferred and amortized to interest expense over the life of the related indebtedness or credit facility using the straight line method. As of December 31, 2016 (Successor), there were $3.7 million of origination fees related to the ABL Facility (as defined below) in other long-term assets on the accompanying Balance Sheet. The unamortized balance of deferred financing costs was $20.0 million at December 31, 2015 (Predecessor), which is presented as a deduction from the carrying amount of the debt recognized in the accompanying Balance Sheet.

Net Income (Loss) per Unit

Basic net income (loss) per unit is computed by dividing net income (loss) by the weighted average number of member units outstanding during the period. Diluted net income (loss) per unit is computed by using the weighted average number of member units outstanding plus the effect of potentially dilutive units for periods with net income.

Income Taxes

Results of operations of the Predecessor have historically been included in the consolidated federal and state income tax returns of the Parent. The income tax provision included in the Predecessor financial statements was calculated using a method consistent with a separate return basis, as if the Predecessor’s business had been a separate taxpayer. Similarly, historical tax attributes (net operating losses, alternative minimum tax credits, etc.) have been allocated to the Predecessor’s business utilizing a reasonable method of allocation.

The Company records a tax provision for the expected tax effects of the reported results of operations. The provision for income taxes is determined using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax impact of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is believed more likely than not to be realized. When the Company concludes that all or part of the net deferred income tax assets are not realizable in the future, the Company makes an adjustment to the valuation allowance that is charged to earnings in the period that such determination was made.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three level hierarchy has been established for valuing assets and liabilities based on how transparent (observable) the inputs are that are used to determine fair value, with the inputs considered most observable categorized as Level 1 and those that are the least observable categorized as Level 3. Hierarchy levels are defined as follows:

Level 1:	Quoted prices in active markets for identical assets and liabilities.

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NOTES TO FINANCIAL STATEMENTS (Continued)

Level 2:	Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

New Accounting Pronouncements

In November 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The Company adopted this standard for the year ended December 31, 2015.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments relate to debt prepayment or debt extinguishment costs, settlement of zero coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate owned life insurance policies, distributions received from equity method investees, and beneficial interests in securitization transactions. ASU 2016-15 also states that, in the absence of specific guidance for cash receipts and payments that have aspects of more than one class of cash flows, an entity should classify each separately identifiable source or use within the cash receipts and payments on the basis of their nature in financing, investing, or operating activities. In situations in which cash receipts or payments cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. The new guidance will be effective for fiscal years beginning after December 15, 2017 and interim periods therein, with early adoption permitted. The amendments in ASU 2016-15 should be applied retrospectively to all periods presented, unless deemed impracticable, in which case, prospective application is permitted. The Company is currently evaluating whether this standard will have a material impact on the Company’s presentation of cash flows upon retrospective adoption.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The pronouncement replaces the incurred loss methodology to record credit losses with a methodology that reflects the expected credit losses for financial assets not accounted for at fair value with gains and losses recognized through net income. This standard is effective for fiscal years beginning after December 15, 2019 and interim periods therein, with early adoption permitted for fiscal years, and interim periods therein, beginning after December 15, 2018. The Company is currently evaluating whether this standard will have a material impact on the Company’s consolidated financial position and results of operations.

In March 2016, the FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 simplifies the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The new guidance will be

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NOTES TO FINANCIAL STATEMENTS (Continued)

effective prospectively for annual periods beginning after December 15, 2016 and interim periods therein, with early adoption permitted. Because the standard will be adopted prospectively, it will not have a retrospective effect on the Company’s consolidated financial position and results of operations for 2016.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 contains accounting guidance that will require a lessee to recognize in its balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term for leases with lease terms of more than 12 months. Consistent with current U.S. GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. Additional qualitative disclosures along with specific quantitative disclosures will also be required. The new guidance will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Upon adoption, the Company will be required to recognize and measure leases at the beginning of 2017 using a modified retrospective approach. The Company is currently evaluating the impact of this standard on the Company’s future consolidated financial position and results of operations. The Company is currently evaluating whether this standard will have a material impact on the Company’s consolidated financial position and results of operations.

In November 2015, FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. The Company elected to early adopt ASU 2015-17 for the year ended December 31, 2015 and all subsequent periods.

In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which defers the effective date of ASU 2014-09 by one year. ASU 2015-14 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and permits early adoption on a limited basis. ASU 2014-09, “Revenue from Contracts with Customers”, requires an entity to recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company is currently in the process of evaluating the impact of this new pronouncement on its consolidated results of operations. The Company plans to complete its assessment of the impact of the new standard in 2017 and expects to be compliant by the first quarter of 2018.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” The FASB issued ASU 2015-11 as part of its Simplification Initiative. The amendments apply to inventory that is measured using first-in, first-out (FIFO) or average cost. Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market, where market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. In accordance with ASU 2015-11, an entity should now measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company adopted this standard in the year ended December 31, 2015.

In April 2015, the FASB issued ASU No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30).” ASU 2015-03 simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented

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NOTES TO FINANCIAL STATEMENTS (Continued)

in the balance sheet as a direct deduction from the carrying amount of the recognized debt liability. The Company adopted this standard in the year ended December 31, 2015 (see Note 22).

Note 3—Acquisition of the Predecessor

On November 5, 2015, the Walter Energy Debtors entered into the Asset Purchase Agreement with the Company, pursuant to which, among other things, the Company, on behalf of Walter Energy’s First Lien Lenders, agreed to acquire the Predecessor via a credit bid and release of the liens on the Walter Energy First Lien Obligations. On January 8, 2016, the Bankruptcy Court approved the Asset Acquisition, which closed on March 31, 2016.

The cash consideration of $50.8 million included the funding of escrow accounts to be used to pay certain expenses on behalf of the Walter Energy Debtors, some of which required residual amounts contained in the escrow accounts to be refunded to the Company after a specified time period. The Company received refunds of approximately $9.4 million during the nine months ended December 31, 2016 (Successor), which is presented in the investing section of the Statements of Cash Flows. The net cash paid for the Asset Acquisition was $24.1 million, which was $50.8 million of cash paid less cash and cash equivalents acquired of $26.7 million.

The purchase consideration has been preliminarily allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the Asset Acquisition. A full and detailed valuation of the assets and liabilities is being completed with the assistance of an independent third party and certain information and analysis remains pending at this time. Accordingly, the allocation is preliminary and may change as additional information becomes available and is assessed by the Company. The final allocation of the consideration transferred may include adjustments to the fair value estimates of identifiable assets and liabilities, including but not limited to depreciable tangible assets, tax basis of assets acquired and liabilities assumed and amounts of various tax attributes after a full analysis has been completed. The Company expects to finalize its valuation during the first quarter of 2017.

In determining the fair values of net assets acquired in the Asset Acquisition, the Company considered, among other factors, the analyses of the Predecessor’s historical financial performance and estimates of the future performance of the acquired business, as well as the highest and best use of the acquired assets.

Working capital, excluding inventory, and non-current restricted cash were recorded at the Predecessor’s carrying value, which is representative of the fair value on the date of acquisition. Inventory was valued at its net realizable value.

Mineral interest was recorded at fair value utilizing the income approach. The income approach utilized the Company’s operating projections as of the valuation date. Under the income approach, fair value was estimated based upon the present value of future cash flows. A number of significant assumptions and estimates were involved in forecasting the future cash flows including sales volumes and prices, costs to produce (including costs for labor, commodity supplies and contractors), transportation costs, capital spending, working capital changes and a risk adjusted, after-tax cost of capital (all of which generally constitute unobservable Level 3 inputs under the fair value hierarchy).

Property, plant and equipment, and other assets were recorded at fair values based on the cost and market approaches. The cost approach utilized trending and direct costing techniques to develop replacement costs. The market approach is based on independent secondary market data (which generally constitute Level 2 inputs under the fair value hierarchy).

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Black lung obligations and asset retirement obligations were recorded at fair value using a combination of market data, operational data and discounted cash flows and were adjusted by a discount rate factor reflecting current market conditions at the time of acquisition.

The Company incurred transaction costs, primarily professional and legal fees, related to the Asset Acquisition of approximately $10.5 million, which are included in transaction and other costs in the Statement of Operations for the nine months ended December 31, 2016 (Successor).

The following tables summarize the preliminary estimate of the purchase price and fair values of assets acquired and liabilities assumed as of April 1, 2016 (in thousands):

Preliminary estimate of the purchase price:
Cash paid	$50,830
Estimated fair value of First Lien Obligations relinquished in exchange for net assets of the Predecessor	602,131

Total preliminary estimate of the purchase price	$652,961

Preliminary estimated fair values of assets acquired and liabilities assumed:
Cash and cash equivalents	$26,723
Trade and other receivables	14,358
Inventories	46,464
Prepaid expenses and other current assets	30,722
Mineral interests	147,748
Property, plant and equipment	533,441
Other long-term assets	28,865

Total assets	828,321

Accounts payable	10,470
Accrued expenses	12,843
Other current liabilities	24,044
Current debt	2,879
Long-term debt	5,758
Deferred income taxes	1,400
Other long-term liabilities	117,966

Total liabilities	175,360

Total preliminary fair value of net assets acquired	$652,961

Supplemental Unaudited Pro Forma Financial Information

The following unaudited pro forma results of operations give effect to the Asset Acquisition as if it had occurred on January 1, 2015. This unaudited pro forma financial information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Asset Acquisition had actually occurred on that date, nor the results of operations in the future. The 2016 supplemental unaudited pro forma financial information was adjusted to exclude transaction costs incurred to consummate the Asset Acquisition of $10.5 million and a gain on reorganization items of $7.9 million associated with the Chapter 11 Cases. The 2015 supplemental unaudited pro forma financial information was adjusted to include transaction

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

costs incurred to consummate the Asset Acquisition of $10.5 million and to exclude non-recurring charges of $7.7 million related to reorganization costs associated with the Chapter 11 Cases.

	Successor		Predecessor
	For the year ended December 31, 2016		For the year ended December 31, 2015
(in thousands)	As reported(1)	Pro forma(2)	As reported	Pro forma
Revenue	$297,634	$369,017	$544,733	$544,733
Net loss	$(49,673)	$(67,866)	$(310,581)	$(183,847)

(1)	Reflects nine months of Successor period operations.
(2)	Includes nine months of Successor period operations and three months of Predecessor period operations on a pro forma basis.

Note 4—Inventories, net

Inventories, net are summarized as follows (in thousands):

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Coal	$18,788	$24,362
Raw materials, parts, supplies and other, net	20,632	27,213

Total inventories, net	$39,420	$51,575

For the nine months ended December 31, 2016 (Successor), the Company recognized inventory write-downs of $5.5 million based on a lower of cost or market assessment.

Note 5—Prepaid Expenses

Prepaid expenses consisted of the following (in thousands):

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Deferred longwall move expenses	$7,145	$13,517
Prepaid insurance	3,140	9,745
Prepaid deposits	970	6,300
Other	755	4,327

Total prepaid expenses	$12,010	$33,889

Note 6—Mineral Interests and Property, Plant and Equipment, net

Mineral interests totaled $147.7 million and $9.7 million and the related accumulated depletion totaled $4.5 million and $4.4 million as of December 31, 2016 (Successor) and December 31, 2015 (Predecessor), respectively.

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Property, plant and equipment are summarized as follows (in thousands):

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Land	$72,882	$23,672
Land improvements	11,444	17,354
Building and leasehold improvements	64,814	28,923
Mine development and infrastructure costs	—	409,909
Machinery and equipment	366,317	847,825
Construction in progress	26,873	30,512

Total	542,330	1,358,195
Less: Accumulated depreciation	(45,371)	(790,601)

Property, plant and equipment, net	$496,959	$567,594

Depreciation and depletion expense was $47.4 million and $123.6 million for the nine months ended December 31, 2016 (Successor) and year ended December 31, 2015 (Predecessor), respectively.

Note 7—Other Long-Term Assets

Other long-term assets consisted of the following (in thousands):

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Cash surrender value of life insurance	$—	$12,965
Advance mining royalties	9,847	8,587
Restricted cash	2,611	4,700
Other	4,210	9,053

Total other long-term assets	$16,668	$35,305

Note 8—Income Taxes

The Company records deferred tax assets to the extent these assets will more likely than not be realized. In making such determination, the Company considered all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based upon the review of all positive and negative evidence, including its recent history of operating losses, the Company concluded that a full valuation allowance was necessary for net deferred tax assets at December 31, 2016 (Successor) and December 31, 2015 (Predecessor), exclusive of certain deferred tax liabilities that have an indefinite life.

Results of operations of the Predecessor have historically been included in the federal and state income tax returns of the Parent. Accordingly, the income tax provision included in the Predecessor financial statements was calculated using a method consistent with a separate return basis, as if the Predecessor had been a separate taxpayer. Similarly, historical tax attributes (net operating losses, alternative minimum tax credits, etc.) have been allocated to the Predecessor’s business utilizing a reasonable method of allocation.

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Income tax expense (benefit) consisted of the following (in thousands):

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Federal	$16	$16	$(40,789)
State	2	2	—

Total	$18	$18	$(40,789)

The income tax expense (benefit) at the Company’s and Predecessor’s effective tax rate differed from the U.S. statutory rate of 35% as follows (in thousands):

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Loss before income tax benefit	$(49,655)	$(61,798)	$(351,370)

Tax benefit at statutory tax rate of 35%	(17,379)	(21,629)	(122,980)
Effect of:
State and local income tax, net of federal effect	(1,051)	(1,615)	(8,888)
Valuation allowance on deferred tax assets	14,460	22,204	81,370
Non-deductible transaction costs	4,318	—	—
Impact of restructuring	—	1,111	10,067
Other	(330)	(53)	(358)

Tax expense (benefit) recognized	$18	$18	$(40,789)

Deferred income tax assets and liabilities reflect the effects of tax losses, credits, and the future income tax effects of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Significant components of the Company’s and Predecessor’s deferred income tax assets and liabilities were (in thousands):

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Deferred income tax assets:
Net operating loss and credit carryforwards	$896,181	$252,101
Inventory	851	1,752
Asset retirement obligations	37,425	12,690
Black lung obligations	10,826	9,671
Accrued expenses	2,501	7,964
Other	1,963	3,575

Total	949,747	287,753
Less: valuation allowance for deferred income tax assets	(767,290)	(139,530)

Net deferred income tax assets	182,457	148,223

Deferred income tax liabilities:
Prepaid expenses	(8,073)	(12,893)
Property, plant and equipment	(174,098)	(130,962)
Other	(2,230)	(6,802)

Total deferred income tax liabilities	(184,401)	(150,657)

Net deferred income tax liability	$(1,944)	$(2,434)

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred income tax assets. As part of the Asset Acquisition, the Company succeeded to certain tax attributes and assumed the tax bases of the acquired assets and assumed liabilities. The tax attributes included net operating losses and alternative minimum tax and general business tax credits. As part of the evaluation of the acquired assets and assumed liabilities as of April 1, 2016, management determined that a valuation allowance was needed for deferred tax assets not expected to provide future tax benefits. If it is later determined that the Company will more likely than not realize all, or a portion, of the deferred tax assets, the Company will adjust the valuation allowance in a future period. Future recognized tax benefits relation to the valuation allowance will result in a tax benefit in the period recognized.

As of December 31, 2016, the Company determined that sufficient negative evidence existed to conclude that it was more likely than not that deferred tax assets of $767.3 million would not be realized. In recognition of this risk, the valuation allowance was increased by $14.5 million in 2016.

A roll forward of the deferred tax asset valuation allowance is as follows (in thousands):

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Beginning balance	$—	$139,530	$58,160
Additions - charges to tax expense	14,460	22,204	81,370
Additions - purchase accounting	752,830	—	—

Ending balance	$767,290	$161,734	$139,530

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

The Parent filed income tax returns in the U.S. and in various state and local jurisdictions which are routinely examined by tax authorities in these jurisdictions. Net operating losses and carryforwards are subject to adjustments based on examination and the statute of limitations is currently open for all such loss and credit carryforwards. The Company and the Predecessor had no unrecognized tax benefits or accruals for unrecognized tax benefits as of December 31, 2016 and 2015, respectively.

The Company has federal net operating loss carryforwards of approximately $2.2 billion, which expire predominantly in December 31, 2034 through December 31, 2036. The Company has state net operating loss carryforwards of approximately $2.5 billion, which expire predominantly in December 31, 2029 through December 31, 2031. In addition, the Company has approximately $6.6 million of general business credits which begin to expire in December 31, 2027 and fully expire in December 31, 2033. The Company also has approximately $40.2 million of alternative minimum tax credits which can be carried forward indefinitely. The Company is subject to annual limitations on the use of these tax attributes. The Company may be subject to additional limitations under Internal Revenue Code Section 382 if there is a future ownership change.

Note 9—Asset Retirement Obligations

Changes in the asset retirement obligations (“ARO”) were as follows (in thousands):

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the year ended December 31, 2015
Balance at Beginning of Period	$—	$31,129
ARO liability assumed in the Asset Acquisition	96,642	—
Accretion expense	2,817	4,276
Revisions in estimated cash flows	—	1,256
Obligations settled	(311)	(1,082)

Balance at End of Period	$99,148	$35,579

The portion of costs expected to be paid within a year of December 31, 2016 (Successor) is $3.1 million. The portion of costs expected to be incurred beyond one year of December 31, 2016 (Successor) is $96.1 million. There were no assets that were legally restricted for purposes of settling asset retirement obligations at December 31, 2016 (Successor).

Note 10—Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Accrued wages and employee benefits	$12,789	$15,085
Accrued operating expenses	12,584	2,719
Accrued royalties	7,393	1,794
Accrued freight	2,029	1,859
Accrued severance	—	9,786
Accrued interest	—	7,501
Accrued non-income taxes	1,440	3,567
Other	11,104	1,141

Total accrued expenses	$47,339	$43,452

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 11—Reorganization Items, Net

Expenses and income directly associated with the Chapter 11 Cases are reported separately in the Statements of Operations as reorganization items as required by ASC 852. Reorganization items also include adjustments to reflect the carrying value of liabilities subject to compromise at their estimated allowed claim amounts, as such adjustments are determined.

Reorganization items include an allocation of professional fees incurred in relation to the Chapter 11 Cases. For the three months ended March 31, 2016 (Predecessor) and the year ended December 31, 2015 (Predecessor), the cost of these professional fees was allocated on the basis of the Predecessor’s assets as compared to the total consolidated assets of the Parent for each reporting period.

The following table presents reorganization items (in thousands):

	Predecessor
	For the three months ended March 31, 2016	For the year ended December 31, 2015
Rejected workers’ compensation liabilities	$—	$22,169
Professional fees	(10,962)	(19,293)
Walter Energy Canada Holdings Inc. receivable impairment	—	(13,627)
Rejected executory contracts, leases and other	18,882	3,016

Reorganization items, net	$7,920	$(7,735)

Net cash paid for reorganization items for the three months ended March 31, 2016 (Predecessor) and the year ended December 31, 2015 (Predecessor) totaled approximately $12.3 million and $11.5 million, respectively.

Note 12—Restructuring Cost and Asset Impairment

For the three months ended March 31, 2016 (Predecessor) and for the year ended December 31, 2015 (Predecessor), the Predecessor recognized restructuring charges of approximately $3.4 million and $13.8 million, respectively, due to workforce reductions at the Alabama No. 7 underground mine, the Alabama No. 4 underground mine and corporate headquarters in conjunction with cost containment initiatives implemented in response to the deterioration in the metallurgical coal market. The restructuring charges consist primarily of severance and related benefits costs. The Company does not expect to incur any additional restructuring charges in the Successor periods in connection with the Predecessor restructuring actions.

As a result of the depressed met coal market associated with global supply and demand factors and a reduction in global steel production and steel demand, the Predecessor determined that indicators of impairment existed with respect to substantially all of its property, plant and equipment and mineral interest reserves during 2015. The Predecessor’s asset groups generally consist of assets and applicable liabilities of one or more mines and preparation plants and associated coal reserves for which the cash flows are largely independent of cash flows of other mines, preparation plants and associated coal reserves. Management concluded that all of the long-lived assets that were tested for impairment during 2015 were recoverable from future cash flows, except for the Blue Creek Energy Mine. The Predecessor recognized asset impairment charges of approximately $28.0 million to write-off advance royalties and mine development costs for the Blue Creek Energy Mine in 2015.

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 13—Workers’ Compensation and Pneumoconiosis (“Black Lung”) Obligations

Workers’ Compensation Obligations

Beginning on April 1, 2016, the Company is insured, through third party insurance carriers, for workers’ compensation benefits for work related injuries.

The Statements of Operations include expense associated with the Predecessor’s self-insured workers’ compensation arrangements of zero for the three months ended March 31, 2016 (Predecessor) and $6.4 million for the year ended December 31, 2015 (Predecessor). The Predecessor’s workers’ compensation obligations are included in cost of sales and selling, general and administrative expense on the Statements of Operations and represent the expected losses for claims incurred over each respective period.

In connection with the Chapter 11 Cases, the State of Alabama Department of Labor required the Predecessor to contribute $15.0 million as a security deposit to the State in order for the Predecessor to remain self-insured for its workers’ compensation liabilities. As a result of the Chapter 11 Cases and due to the insolvency of the Parent, the Alabama Worker’s Compensation Self-Insurers Guaranty Association assumed all of the Predecessor workers’ compensation liabilities and retained the $15.0 million security deposit, which resulted in the recognition of a $22.2 million gain in reorganization items, net in the Statement of Operations for the year ended December 31, 2015 (see Note 11). As of December 31, 2015, $0.7 million of workers’ compensation expenses were accrued for and classified in other current liabilities in the Balance Sheet.

Black Lung Obligations

The Company is responsible for medical and disability benefits for black lung disease under the Federal Coal Mine Health and Safety Act of 1969, as amended. Beginning on April 1, 2016, the Company is insured, through a third party insurance carrier, for black lung claims raised by any employee. In addition, in connection with the Asset Acquisition, the Company assumed all black lung liabilities of Walter Energy and its U.S. subsidiaries incurred prior to March 31, 2016. The Company is self-insured for the black lung claims assumed in the Asset Acquisition. Due to a limited operating history as a stand-alone company and as a result of being self-insured for these historical black lung claims, the Department of Labor required the Company to post $17.5 million in Treasury bills as collateral, in addition to maintaining the black lung trust of $4.2 million acquired in the Asset Acquisition. The $17.5 million of collateral is recognized as short-term investments and the $4.2 million black lung trust is offset against the long-term portion of the black lung obligations within the Balance Sheet as of December 31, 2016. Under the terms of the agreement with the U.S. Department of Labor, the Company may elect to replace the $17.5 million collateral deposit with a surety bond or other form of assurance every six months. The estimated total black lung liabilities (net of black lung trust assets) were $28.7 million as of December 31, 2016 (Successor), of which $1.5 million is classified in other current liabilities and the remainder of $27.2 million is displayed as a long-term liability as a separate line item in the Balance Sheet. The Company performs an annual evaluation of its black lung liabilities at each balance sheet date. The calculation uses assumptions regarding rates of successful claims, discount factors, benefit increases and mortality rates, among others.

Note 14—Pension and Other Postretirement Benefits

Successor Benefit Plans

In connection with the Asset Acquisition, the Company did not assume any of the Parent’s obligations under the plans discussed in further detail below. The Company established new employee benefit plans for its employees subsequent to closing the Asset Acquisition. The plans are defined contribution plans. Contributions to these defined contribution plans amounted to $1.1 million for the nine months ended December 31, 2016 (Successor).

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

New Initial CBA

In connection with the Asset Acquisition, we negotiated a new initial collective bargaining agreement (“CBA”) with the UMWA (the “UMWA CBA”), which was ratified by UMWA’s members on February 16, 2016 and expires on March 31, 2021. Pursuant to the UMWA CBA the Company agreed to contribute $25.0 million to a Voluntary Employee Beneficiary Association (“VEBA”) trust formed and administered by the UMWA. The Company had a remaining obligation of $4.2 million in connection with the VEBA trust, which will be paid within one year. As of December 31, 2016, 68% of our employees were represented by the UMWA.

Predecessor Benefit Plans

In the Predecessor periods, the Parent had various defined benefit pension plans covering eligible salaried and hourly employees. The Parent also provided certain postretirement benefits other than pensions, primarily healthcare, to eligible retirees. In addition to its own pension plans and other postretirement benefit plans, the Parent contributed to several multi-employer benefit plans covering eligible employees who were represented by the United Mine Workers of America (“UMWA”). The Parent funded its defined benefit pension plans in amounts sufficient to satisfy the “Minimum Funding Standards” of the Employee Retirement Income Security Act of 1974 (“ERISA”). Other postretirement benefit plans were funded as benefits were paid or as assessed by third-party plan sponsors.

On December 28, 2015 the Bankruptcy Court entered the Memorandum Opinion and Order Granting Debtors’ Motion for an Order (I) authorizing the Walter Energy Debtors to (A) reject collective bargaining agreements, (B) implement final labor proposals, and (C) terminate retiree benefits; and (II) granting related relief, authorizing the Walter Energy Debtors to reject their collective bargaining agreements with the UMWA (the “UMWA Order”). The UMWA Order authorized the Walter Energy Debtors to reject their collective bargaining agreements with the UMWA and allow for the sale of the Walter Energy Debtors’ assets free and clear of collective bargaining obligations. For purposes of the Predecessor financial statements, these defined benefit plans are being treated as multi-employer plans. Accordingly, the benefit obligations, plan assets and accumulated other comprehensive income or loss amounts are not shown in the Balance Sheets. The contributions to the Parent’s defined benefit plans related to the Predecessor’s employees recognized as expenses were $6.2 million and $30.9 million for the three months ended March 31, 2016 (Predecessor) and the year ended December 31, 2015 (Predecessor), respectively.

Parent-Sponsored Defined Benefit Plans

Certain of the Predecessor’s active U.S. based salaried employees were participants in a defined benefit pension plan sponsored by the Parent. This defined benefit plan covered active employees of the Predecessor and new employees that were eligible upon the participation requirements. In connection with the Chapter 11 Cases, this defined benefit pension plan was terminated on December 31, 2015 and the Pension Benefit Guaranty Corporation was appointed trustee. No amount of the plan settlement gains or losses recognized by the Parent upon termination of the Parent sponsored pension plans were allocated to the combined financial statements of the Predecessor.

The related defined benefit pension plan trust assets and liabilities have not been allocated to the Predecessor and are not presented in the accompanying Balance Sheet since the obligations are and will remain a liability of the Parent. The Predecessor recorded expenses related to claim payments made of $30.9 million for the year ended December 31, 2015, which has been reflected within other postretirement benefits in the accompanying Statement of Operations.

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

UMWA Multi-employer Benefit Plans

The Parent was required under its agreement with the UMWA to contribute to multiemployer plans providing pension, healthcare and other postretirement benefits. At December 31, 2015, approximately 61.4% of the Predecessor’s workforce was represented by the UMWA and covered under the Predecessor’s collective bargaining agreement, which began July 11, 2012 and was to expire December 31, 2016. The Predecessor’s obligations to make contributions to the UMWA multi-employer pension and benefit plans ceased upon entry of the UMWA Order by the Bankruptcy Court effective as of March 31, 2016.

The Parent was required under its agreements with the UMWA, specifically the 1974 UMWA Pension Plan, the UMWA Combined Benefit Fund, the UMWA 1992 Benefit Fund, the UMWA 1993 Benefit Plan, and the 2012 Retiree Bonus Plan, to pay amounts based principally on hours worked by UMWA represented employees. Contributions under the UMWA multi-employer pension and benefit plans were set at an aggregate rate of $8.16 per hour worked. Aggregate contributions related to the Predecessor’s employees under these plans were approximately $6.2 million for the three months ended March 31, 2016 (Predecessor) and $22.8 million for the year ended December 31, 2015 (Predecessor).

Note 15—Equity Award Plans

Warrior Met Coal, LLC 2016 Equity Incentive Plan

The Company adopted the Warrior Met Coal, LLC 2016 Equity Incentive Plan (the “2016 Equity Plan”). Under the 2016 Equity Plan, employees, directors and officers of the Company may be granted equity interests in Warrior Met Coal, LLC in the form of options to purchase Class C Units (excluding incentive stock options), restricted units, phantom units, unit appreciation rights and unit bonus awards. The total number of units available for grant of awards under the 2016 Equity Plan are 93,750. Forfeited awards will be available for subsequent award grants. As of December 31, 2016 (Successor) the equity awards granted under the 2016 Equity Plan are comprised of newly issued restricted Class C Units as well as phantom units.

The restricted Class C Units have certain service-based, performance-based and market-based vesting conditions, including the occurrence of an initial public offering (“IPO”) or a change in control as set forth in the 2016 Equity Plan and the applicable award agreements. As of December 31, 2016 (Successor), 49,063 restricted Class C Units were issued, none of which have vested.

Holders of phantom units have the right to receive Class C Units of the Company on the earlier of (i) a change in control as defined by the 2016 Equity Plan or (ii) the fifth anniversary of the grant date of the phantom unit. The phantom units are settled in the Company’s Class C Units and cannot be settled in cash. As of December 31, 2016 (Successor), there were 3,125 phantom units issued to a director of the Company, all of which were fully vested upon issuance.

Restricted Class C Units are issued proportionally as Class C Tranche A Units, Class C Tranche B Units and Class C Tranche C Units.

The Class C Tranche A Units have service and performance based vesting conditions and the awards vest in equal installments on each of the first five anniversaries of the grant date that occurs prior to an IPO and thereafter, subject to the employee’s continued employment or the director’s continued service with the Company through these dates. Vesting is conditioned and contingent upon at least 50% of the units originally acquired by Walter Energy’s First Lien Lenders in the Asset Acquisition having been disposed of to an independent third party, whether before or after the IPO.

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

The Class C Tranche B and Class C Tranche C Units are performance- and market-based awards, with vesting being contingent upon the achievement of certain market conditions and subject to the employee’s continued employment with the Company through the date of achievement.

In the event of a change in control, any Class C Tranche A Units that have not previously vested shall become fully vested and exercisable at the time of such change in control, subject to the employee’s continued employment with the Company through the change in control date. Any Class C Tranche B and Class C Tranche C Units that have not vested prior to a change in control shall vest based upon the achievement of certain market conditions as set forth in the agreements.

Restricted Class C Units

The following table presents a summary of Restricted Class C Unit activity for the nine-months ended December 31, 2016 (Successor):

	Number of Restricted Class C Units	Weighted- Average Grant Date Fair Value
Non-vested at April 1, 2016	—	—
Granted	49,063	$77.24

Non-vested at December 31, 2016	49,063	$77.24

The Company uses the Black-Scholes option pricing model to estimate the fair value of restricted Class C Tranche A Units granted and the Monte Carlo pricing model to estimate fair value of restricted Class C Tranche B and Class C Tranche C Units granted. The pricing models incorporate the assumptions as presented in the following table, shown at their weighted average values:

Successor
For the nine months ended December 31, 2016
Expected stock price volatility (a)	25.25%
Risk-free interest rate (b)	1.25%
Expected life (years)	5.0

(a)	Expected volatility. The Company bases its expected volatility on a group of companies believed to be a representative peer group, selected based on industry and market capitalization.
(b)	Risk free rate. The risk-free rate for periods within the expected term of the award is based on the U.S. Government Bond yield with a term equal to the awards’ expected term on the date of grant.
(c)	Expected term. Expected term represents the period of time that awards granted are expected to be outstanding.

Equity Award Compensation Expense

For the nine month ended December 31, 2016 (Successor), compensation expense associated with the vested phantom units was $0.5 million. As of December 31, 2016 (Successor), no restricted Class C Unit had vested and, as such, no compensation expense related to these awards was recognized in the accompanying Statement of Operations for the nine months ended December 31, 2016 (Successor). Unrecognized compensation expense related to the restricted Class C Units amounted to $3.8 million.

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Predecessor Stock-Based Compensation

Certain of the Predecessor’s employees participated in stock-based compensation plans sponsored by the Parent.

For the three months ended March 31, 2016 (Predecessor) and the year ended December 31, 2015 (Predecessor), the Predecessor recorded stock-based compensation expense related to equity awards granted by the Parent totaling approximately $0.4 million and $4.0 million, respectively.

Note 16—Debt

On April 1, 2016, the Company entered into an Asset-Based Revolving Credit Agreement (the “ABL Facility”) with certain lenders and Citibank, N.A. (together with its affiliates, “Citibank”), as administrative agent and collateral agent, with an aggregate lender commitment to make a revolving loan of up to $50.0 million, subject to borrowing base availability (see Note 25). The Company’s obligations under the ABL Facility are guaranteed by each of the Company’s subsidiaries, and secured by substantially all of the Company’s assets.

Under the ABL Facility, Citibank has made available to the Company a swingline facility of up to $10.0 million and, in addition, the full amount of the ABL Facility will be available for the Company to issue letters of credit. The ABL Facility will mature on April 1, 2019. As of December 31, 2016 (Successor), no amounts were outstanding under the ABL Facility and there were no outstanding letters of credit.

Revolving loan (and letter of credit) availability under the ABL Facility is subject to a borrowing base, which at any time is equal to the sum of certain eligible billed and unbilled accounts, certain eligible inventory, certain eligible supplies inventory and qualified cash, in each case, subject to specified advance rates. The borrowing base availability is subject to certain reserves, which are established by the agent in its reasonable credit discretion. The reserves may include rent reserves, lower of cost or market reserve, port charges reserves and any other reserves that the agent determines, in its reasonable credit judgment, to the extent such reserves relate to conditions that could reasonably be expected to have an adverse effect on the borrowing base. At December 31, 2016 (Successor), the Company had $42.3 million of availability under the ABL Facility.

Borrowings under the ABL Facility bear interest at a rate equal to the London Interbank Offered Rate (“LIBOR”) plus applicable margin, which is based on the average availability of the commitments under the ABL Facility, ranging from 300 basis points (“bps”) to 350 bps. In addition to paying interest on the outstanding borrowings under the ABL Facility, the Company is required to pay a fee in respect of unutilized commitments, which is based on the average availability of the commitments under the ABL Facility, ranging from 25 bps to 37.5 bps. The Company is also required to pay a fee on outstanding letters of credit under the ABL Facility at a rate not in excess of 350 bps, as well as certain administrative fees.

The Company is able to voluntarily repay outstanding loans and reduce unused commitments, in each case, in whole or in part, at any time without premium or penalty. The Company is required to repay outstanding loans and cash collateral letters of credit anytime the outstanding loans and letters of credit exceed the maximum availability then in effect. The Company is also required to use net proceeds from certain significant asset sales to repay outstanding loans, but may re-borrow following such prepayments if the conditions to borrowings are met.

The ABL Facility contains customary covenants for asset-based credit agreements of this type, including, among other things: (i) requirements to deliver financial statements, other reports and notices; (ii) restrictions on the existence or incurrence of certain indebtedness; (iii) restrictions on the existence or incurrence of certain

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

liens; (iv) restrictions on making certain restricted payments; (v) restrictions on making certain investments; (vi) restrictions on certain mergers, consolidations and asset dispositions; (vii) restrictions on certain transactions with affiliates; and (viii) restrictions on modifications to certain indebtedness. Additionally, the ABL Facility contains a springing fixed charge coverage ratio subject to availability under the ABL Facility. The fixed charge coverage ratio required under the ABL Facility must be greater than or equal to 1.00 to 1.00, which ratio is tested if availability under the ABL Facility is less than a certain amount. Subject to customary grace periods and notice requirements, the ABL Facility also contains customary events of default.

In connection with the Asset Acquisition, the Company assumed a security agreement and promissory note of $6.6 million as of December 31, 2016 (Successor), of which $2.8 million was classified as a current obligation. The amount owed in respect of the promissory note was originally used for the purchase of underground mining equipment and such note is secured by the same mining equipment. The promissory note matures on March 31, 2019 and bears a fixed interest rate of 4.00% per annum. The Company is required to make monthly payments of principal and interest during the term of the promissory note.

Note 17—Related Party Transactions

In connection with the Asset Acquisition the Company acquired a 50% interest in Black Warrior Methane (“BWM”) and Black Warrior Transmission (“BWT”), which are accounted for under the proportionate consolidation method and equity interest method, respectively. The Company has granted the rights to produce and sell methane gas from its coal mines to BWM and BWT. The Company’s net investments in, advances to/from BWT and equity in earnings or loss of BWT are not material to the Company. The Company supplied labor to BWM and incurred costs, including property and liability insurance, to support the joint venture. The Company charged the joint venture for such costs on a monthly basis, which were $1.7 million, $0.3 million and $7.4 million for the nine months ended December 31, 2016 (Successor), the three months ended March 31, 2016 (Predecessor) and year ended December 31, 2015 (Predecessor), respectively.

The Predecessor also received revenue from coal sales to affiliates of the Parent that were not acquired in connection with the Asset Acquisition. The Predecessor recognized revenue from these affiliates of $1.4 million and $11.2 million for the three months ended March 31, 2016 (Predecessor) and the year ended December 31, 2015 (Predecessor), respectively.

Note 18—Commitments and Contingencies

Environmental Matters

The Company is subject to a wide variety of laws and regulations concerning the protection of the environment, both with respect to the construction and operation of its plants, mines and other facilities and with respect to remediating environmental conditions that may exist at its own and other properties.

The Company believes that it is in substantial compliance with federal, state and local environmental laws and regulations. The Company accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated. As of December 31, 2016 (Successor) and December 31, 2015 (Predecessor), there were no accruals for environmental matters other than asset retirement obligations for mine reclamation (see Note 9).

Miscellaneous Litigation

From time to time, the Company is party to a number of lawsuits arising in the ordinary course of their businesses. The Company records costs relating to these matters when a loss is probable and the amount can be

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

reasonably estimated. The effect of the outcome of these matters on the Company’s future results of operations cannot be predicted with certainty as any such effect depends on future results of operations and the amount and timing of the resolution of such matters. As of December 31, 2016 (Successor) and December 31, 2015 (Predecessor), there were no items accrued for miscellaneous litigation.

Indemnifications

In the ordinary course of business, the Company entered into a contractual arrangement under which the Company has agreed to indemnify a third party to such arrangement from any losses arising from certain events as specified in the particular contracts, which may include, for example, litigation or claims relating to past performance. The Company had accrued $0.3 million as of December 31, 2016 (Successor) included in other long-term liabilities and the remaining maximum exposure under this arrangement is $0.2 million.

Commitments and Contingencies—Other

The Company is party to various transportation and throughput agreements with rail and barge transportation providers and the Alabama State Port Authority. These agreements contained annual minimum tonnage guarantees with respect to coal transported from the mine sites to the Port of Mobile, Alabama, unloading of rail cars or barges, and the loading of vessels. If the Company does not meet its minimum throughput obligations, which are based on annual minimum amounts, it is required to pay the transportation providers or the Alabama State Port Authority a contractually specified amount per metric ton for the difference between the actual throughput and the minimum throughput requirement. At December 31, 2016 (Successor), the Company had accrued a liability of $2.1 million as a result of not meeting the required minimums, which is included in accrued expenses on the Balance Sheet. The Predecessor’s obligation under similar arrangements with these service providers amounted to $18.9 million at December 31, 2015 (Predecessor), which is included within liabilities subject to compromise as trade payables on the Balance Sheet.

Royalty and Lease Obligations

The Company’s leases are primarily for mining equipment and automobiles. The Predecessor and the Successor had no future minimum payments due under non-cancellable operating leases as of December 31, 2016 (Successor).

A substantial amount of the coal that the Company mines is produced from mineral reserves leased from third-party land owners. These leases convey mining rights to the Company in exchange for royalties to be paid to the land owner as either a fixed amount per ton or as a percentage of the sales price. Although coal leases have varying renewal terms and conditions, they generally last for the economic life of the reserves. Coal royalty expense was $17.5 million, $3.6 million, and $28.3 million for the nine months ended December 31, 2016 (Successor), three months ended March 31, 2016 (Predecessor) and for the year ended December 31, 2015 (Predecessor), respectively.

Note 19—Members’ Equity

As a limited liability company, interests in the Company held by its members are presented as “units.” No member has the right to act for, on behalf of, or bind the Company other than the members of the Board of Managers and no member, manager or officer of the Company is personally liable for any indebtedness, liability or obligation of the Company. As of December 31, 2016 (Successor), the Company had 1,274,364 Class A Units and 2,500,004 Class B Units issued and outstanding. The Company also has granted 3,125 phantom units which were vested and 49,063 restricted Class C Units, all of which remained unvested as of December 31, 2016 (Successor).

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Class A Units and Class B Units

The original Class A Units and Class B Units were issued to members of the Company in connection with the Asset Acquisition and the Rights Offerings (see Note 1). Class A Units and Class B Units represent the Company’s voting ownership interest and vote together as a single class. Class A Units and Class B Units have the same rights, preferences and privileges and participate in distributions equally on a pro rata basis.

Under the amended and restated Limited Liability Company Agreement of the Company (the “LLC Agreement”), the holders of Class B Units are responsible for funding additional capital commitments as determined by the Board of Managers. The capital commitments are terminated by certain events set forth in the LLC Agreement, which causes the Class B Units to retire and automatically convert into an equal amount of Class A Units.

Under the LLC Agreement, the Company reserved an aggregate of 7,890 Class A Units for issuance to Walter Energy’s First Lien Lenders who, prior to the Asset Acquisition, had committed to (or are required to) fund letters of credit arising under the 2011 Credit Agreement (see Note 1). The reserved Class A Units are contingently issuable to the extent that there are any draws subsequent to March 31, 2016 on such letters of credit that were outstanding but undrawn as of the closing of the Asset Acquisition. On April 14, 2016, April 22, 2016, May 11, 2016 and October 19, 2016 the Company issued 686, 1,178, 112 and 2,578 Class A Units, respectively in connection with draws on outstanding letters of credit. These letters of credit will expire by July 10, 2017.

Restricted Class C Units

Restricted Class C Units represent non-voting ownership interest which may be issued to officers, directors and employees, and are subject to the terms and conditions of any award agreements. Vested and unvested Class C Units are not entitled to distributions, unless otherwise approved by the Board of Members. In general, distributions with respect to Class C Units subject to unvested awards will be held back and paid to the holders upon vesting and/or settlement of the applicable award or portion thereof.

Note 20—Derivative Instruments

The Company enters into natural gas swap contracts to hedge the exposure to variability in expected future cash flows associated with the fluctuations in the price of natural gas related to the Company’s forecasted sales. As of December 31, 2016 (Successor), the Company had natural gas swap contracts outstanding with notional amounts totaling 7,920 million British thermal units maturing in the fourth quarter of 2017. The Company had no outstanding derivative instruments as of December 31, 2015 (Predecessor).

The Company’s natural gas swap contracts economically hedge certain risk but are not designated as hedges for financial reporting purposes. All changes in the fair value of these derivative instruments are recorded as other revenues in the Statements of Operations. The Company records all derivative instruments at fair value and had a liability of $3.8 million related to natural gas swap contracts outstanding as of December 31, 2016 (Successor), included in other current liabilities in the accompanying Balance Sheets.

Note 21—Fair Value of Financial Instruments

The following table presents information about the Company’s financial liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Fair Value Measurements as of December 31, 2016 (Successor) Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Natural gas swap contracts	$—	$3,784	$—	$3,784

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company has no assets or any other liabilities measured at fair value on a recurring basis as of December 31, 2016 (Successor). During the nine months ended December 31, 2016 (Successor) there were no transfers between Level 1, Level 2 and Level 3. The Company uses quoted dealer prices for similar contracts in active over-the-counter markets for determining fair value of Level 2 liabilities. There were no changes to the valuation techniques used to measure liability fair values on a recurring basis during the nine months ended December 31, 2016 (Successor). The Predecessor had no assets or liabilities measured at fair value at December 31, 2015 (Predecessor).

The following methods and assumptions were used to estimate the fair value for which the fair value option was not elected:

Cash and cash equivalents, short-term investments, restricted cash, receivables and accounts payable—The carrying amounts reported in the Balance Sheet approximate fair value due to the short-term nature of these assets and liabilities.

Debt—All of the Company’s debt included in the Balance Sheet is carried at cost. The Successor’s outstanding promissory note approximates fair value. There is little or no market data available to support a Level 1 or 2 estimate of fair value of the Predecessor debt that was subject to compromise in the bankruptcy. Accordingly, management estimated the aggregate fair value of the Predecessor’s outstanding debt as of December 31, 2015 (Predecessor) to be approximately $602 million based on Level 3 fair value assumptions and estimates associated with the collateral-dependent nature of the various debt instruments that were outstanding. The net assets acquired in the Asset Acquisition represented the collateral base of the Predecessor’s various debt instruments that were outstanding. Accordingly, the fair values of the net assets acquired in the Asset Acquisition were used in determining the fair value of the Predecessor’s outstanding debt as of December 31, 2015 (Predecessor) using a collateral analysis. See Note 3 for valuation methods used in determining the fair values of net assets acquired in the Asset Acquisition.

Note 22—Liabilities Subject to Compromise

For periods subsequent to filing of the Chapter 11 Cases, the Predecessor applied the provisions of ASC 852, Reorganizations, in preparing its combined financial statements. ASC 852 requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Liabilities subject to compromise represent unsecured or under secured obligations of the Predecessor that could potentially have been affected by the Chapter 11 Cases. Pre-petition obligations that may be impacted by the bankruptcy reorganization process are classified as liabilities subject to compromise in the Balance Sheet. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. These liabilities represent the amounts expected to be allowed on known or potential claims to be resolved through the Chapter 11 process, and remain subject to future adjustments arising from negotiated settlements, actions of the Bankruptcy Court, rejection of executory contracts and unexpired leases, the determination as to the value of collateral securing the claims, proofs of claim, or other events. Liabilities subject to compromise also include certain items that may be assumed under a plan of reorganization and, as such, may be subsequently reclassified to liabilities not subject to compromise. Generally, actions to enforce and otherwise effect payment of pre-petition liabilities are stayed.

Parent’s consolidated debt incurred prior to the Chapter 11 Cases was $3,057 million, of which $1,414 million was attributed to or otherwise included in the Balance Sheet for the year ended December 31, 2015 (Predecessor) as liabilities subject to compromise. The liabilities subject to compromise were not assumed in connection with the Asset Acquisition. The attributed debt is net of allocated unamortized debt discount of $6.4 million and unamortized debt issuance costs of $20.0 million. The attribution of debt also resulted in a net change in the Parent net investment of approximately $663.7 million for the year ended December 31, 2015 (Predecessor).

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Interest expense on the Parent’s debt attributed to the Predecessor was $16.6 million and $51.1 million for the three months ended March 31, 2016 (Predecessor) and year ended December 31, 2015 (Predecessor), respectively. The Parent also recognized a net gain on extinguishment of debt of $58.6 million prior to the Chapter 11 Cases, of which $27.0 million was attributed to and included in the year ended December 31, 2015 (Predecessor) as a gain on extinguishment of debt in the Statement of Operations.

Liabilities subject to compromise consist of the following (in thousands):

Predecessor
December 31, 2015
Notes, loans and other debt (1)	$1,414,332
Interest payable	34,176
Trade payables	31,672
Other accrued liabilities	11,713
Accrued royalties	4,029
Employee claims	356

Total liabilities subject to compromise	$1,496,278

(1)	Notes, loans and other debt include related unamortized deferred financing costs, discounts and premiums.

Event of Default and Effect of Chapter 11 Cases

The filing of the Parent’s voluntary petitions under the U.S. Bankruptcy Code constituted an event of default that accelerated the Parent’s obligations under each of its debt instruments.

As a result of the commencement of the Chapter 11 Cases, any efforts to collect or otherwise enforce such payment obligations under the debt instruments were automatically stayed and the creditors’ rights of enforcement in respect of the debt instruments were subject to the applicable provisions of the Bankruptcy Code. Accordingly, all of the outstanding debt and accrued interest allocated to the consolidated financial statements for the Predecessor period is classified as non-current and is subject to compromise.

Note 23—Segment Information

The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Company has determined that its two underground mining operations are its operating segments. The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment. Operating segments are aggregated into a reportable segment if the operating segments have similar quantitative economic characteristics and if the operating segments are similar in the following qualitative characteristics: i) nature of products and services; ii) nature of production processes; iii) type or class of customer for their products and services; iv) methods used to distribute the products or provide services; and v) if applicable, the nature of the regulatory environment.

The Company has determined that the two operating segments are similar in both quantitative and qualitative characteristics and thus the two operating segments have been aggregated into one reportable

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

segment. The Company has determined that its natural gas and royalty businesses did not meet the criteria in ASC 280 to be considered as operating or reportable segments. Therefore, the Company has included their results in an “all other” category as a reconciling item to consolidated amounts.

The Company does not allocate all of its assets, or its depreciation and depletion expense, selling, general and administrative expenses, other post-retirement benefits, transactions costs, restructuring costs, interest expense, reorganization items, net and income tax expense by segment.

The following tables include reconciliations of segment information to consolidated amounts (in thousands):

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Revenues
Mining	276,560	$65,154	$514,334
All other	21,074	6,229	30,399

Total revenues	$297,634	$71,383	$544,733

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Capital Expenditures
Mining	$9,342	$4,588	$61,416
All other	2,189	834	3,555

Total capital expenditures	$11,531	$5,422	$64,971

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Assets
Mining	$696,691	$479,720
All other	250,940	322,417

Total assets	$947,631	$802,137

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company evaluates the performance of its segment based on Segment Adjusted EBITDA, which is defined as net loss adjusted for other revenues, cost of other revenues, depreciation and depletion, selling, general and administrative, other postretirement benefits, and certain transactions or adjustments that the CODM does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. Segment Adjusted EBITDA does not represent and should not be considered as an alternative to cost of sales under GAAP and may not be comparable to other similarly titled measures used by other companies. Below is a reconciliation of Segment Adjusted EBITDA to net loss, which is its most directly comparable financial measure calculated and presented in accordance with GAAP (in thousands):

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Segment Adjusted EBITDA (1)	$31,837	$(7,143)	$(115,197)
Other revenues	21,074	6,229	30,399
Cost of other revenues	(19,367)	(4,698)	(27,442)
Depreciation and depletion	(47,413)	(28,958)	(123,633)
Selling, general and administrative	(20,507)	(9,008)	(38,922)
Other postretirement benefits	—	(6,160)	(30,899)
Restructuring and asset impairment charges	—	(3,418)	(13,832)
Transaction and other costs	(13,568)	—	—
Interest expense, net	(1,711)	(16,562)	(51,077)
Reorganization items, net (1)	—	7,920	(7,735)
Gain on extinguishment of debt	—	—	26,968
Income tax (expense) benefit	(18)	(18)	40,789

Net loss	$(49,673)	$(61,816)	$(310,581)

(1)	Reflects revision for reclassification of gain recognized on settlement of a rejected contract in bankruptcy for the period ended March 31, 2016—See Note 1.

The following table presents a summary of the total revenues from external customers by geographic location:

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Foreign	97.4%	96.9%	90.3%
United States	2.6%	3.1%	9.7%

Total revenues from external customers	100.0%	100.0%	100.0%

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table summarizes the Company’s export coal sales to customers in foreign countries in excess of 10% of sales, as determined by the location of the customer:

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
Germany	37.3%	26.0%	26.3%
Brazil	17.9%	8.5%	10.4%
Austria	12.7%	12.8%	10.2%

As the Company operates as one reportable segment, all required financial segment information can be found in these financial statements. All of the Company’s tangible assets are held in the United States.

Note 24—Net Loss per Unit

Basic and diluted net loss per unit was calculated as follows (in thousands, except per unit data):

Successor
For the nine months ended December 31, 2016
Numerator:
Net loss	$(49,673)

Denominator:
Weighted-average units used to compute net loss per unit—basic and diluted	3,777

Net loss per unit—basic and diluted	$(13.15)

A total of 49,063 potentially dilutive Class C Units have been excluded from the computation of diluted weighted-average units outstanding because the performance or market condition had not been met and their inclusion would have been anti-dilutive.

Note 25—Subsequent Events

On January 23, 2017, the Company entered into Amendment No. 1 to the ABL Facility to, among other things, (i) increase the aggregate lender commitment to $100.0 million to lend subject to the borrowing base availability, (ii) reduce the applicable interest rate margins by 100 bps, (iii) permit the corporate conversion and (iv) allow the Company’s initial public offering to be consummated without triggering a change of control. As of December 31, 2016 (Successor), no amounts were outstanding under the ABL Facility.

WARRIOR MET COAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 26—Unaudited Pro Forma Balance Sheet and Pro Forma Earnings (Loss) Per Share Information

Prior to the consummation of the IPO, the Company will declare and pay a special cash distribution of $190.0 million as a return of capital (the “Special Distribution”) to holders of record of Class A Units, Class B Units and Class C Units. The Special Distribution will be funded through cash and cash equivalents on hand.

The unaudited pro forma balance sheet and pro forma earnings (loss) per share have been presented in accordance with SEC Staff Accounting Bulletin (“SAB”) Topic 1.B.3. Under SAB Topic 1B.3, a distribution declared at or in the year preceding an initial public offering is deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that the amount of the distribution exceeded the amount of earnings during the twelve-month period ended on the balance sheet date. The unaudited pro forma balance sheet reflects the declaration of the Special Distribution of $190.0 million deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds.

Earnings for the nine months ended December 31, 2016 consisted of $49.7 million of net loss. Pro forma basic and diluted earnings (loss) per share was computed by adding shares of common stock, representing the number of shares that would be required to generate net proceeds sufficient to pay the Special Distribution of $190.0 million deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds. The number of shares that would be required to pay the Special Distribution is based on an estimated initial public offering price of $             per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

APPENDIX A: GLOSSARY OF SELECTED TERMS

Ash. Impurities consisting of silica, iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

Assigned reserves. Coal that is planned to be mined at an operation that is currently operating, currently idled or for which permits have been submitted and plans are eventually to develop the mine and begin mining operations.

Bituminous coal. A common type of coal with moisture content less than 20% by weight. It is dense and black and often has well-defined bands of bright and dull material.

British thermal unit (“Btu”). A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Coal seam. Coal deposits occur in layers. Each layer is called a “seam.”

Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful by-products.

Continuous miner. A machine used in underground mining to cut coal from the seam and load onto conveyers or shuttle cars in a continuous operation. In contrast, a conventional mining unit must stop extracting in order to begin loading.

Continuous mining. A form of underground mining that cuts the coal from the seam and loads the coal on to a conveyor system continuously, thus eliminating the separate cycles of cutting, drilling, shooting and loading.

CSX. CSX Corporation.

EPA. Environmental Protection Agency.

Hard coking coal (“HCC”). Hard coking coal is a type of met coal that is a necessary ingredient in the production of strong coke. It is evaluated based on the strength, yield and size distribution of coke produced from such coal, which is dependent on the rank and plastic properties of the coal. Hard coking coals trade at a premium to other coals due to their importance in producing strong coke and because they are a limited resource.

Limited swell. A characteristic of coal that when heated in the absence of air shows limited increase in volume.

Longwall mining. A form of underground mining that employs a shearer with two rotating drums pulled mechanically back and forth across a long exposed coal face. A hydraulic system supports the roof of the mine while the drums are mining the coal. Conveyors move the loosened coal to an underground mine conveyor that transports coal to the surface. Longwall mining is the most efficient underground mining method.

Metallurgical (“met”) coal. The various grades of coal with suitable carbonization properties to make coke or to be used as a pulverized injection ingredient for steel manufacture, including hard coking coal (see definition above), semi-soft coking coal and PCI coal. Met coal quality depends on four important criteria: (1) volatility, which affects coke yield; (2) the level of impurities, including sulfur and ash, which affect coke quality; (3) composition, which affects coke strength; and (4) other basic characteristics that affect coke oven safety. Met coal typically has particularly high Btu characteristics but low ash and sulfur content.

Metric ton. Equal to approximately 2,205 pounds. The international standard for quoting price per ton is based in U.S. dollars per metric ton. Unless otherwise indicated, the metric ton is the unit of measure referred to in this prospectus and any reference to “ton(s)” or “tonnage” in this prospectus refers to metric ton(s). One metric ton is equivalent to 1.10231 short tons.

Mineable Coal. That portion of the coal reserve base which is commercially mineable and excludes all coal that will be left, such as in pillars, fenders or property barriers.

MSHA. Mine Safety and Health Administration.

Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden must be removed prior to coal extraction.

PCI coal. Coal used by steelmakers for pulverized coal injection (PCI) into blast furnaces to use in combination with the coke used to produce steel. The use of PCI allows a steel maker to reduce the amount of coke needed in the steel making process.

Preparation plant. Preparation plants are usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to remove impurities and prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal’s sulfur content.

Probable reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Productivity. As used in this prospectus, refers to clean metric tons of coal produced per underground man hour worked, as published by the MSHA.

Proven reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops (part of a rock formation that appears at the surface of the ground), trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reclamation. The process of restoring land and the environment to their original or otherwise rehabilitated state following mining activities. The process commonly includes “recontouring” or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers. Reclamation operations are usually underway before the mining of a particular site is completed. Reclamation is closely regulated by both state and federal law.

Recoverable reserves. Metric tons of mineable coal that can be extracted and marketed after deduction for coal to be left behind within the seam (i.e. pillars left to hold up the ceiling, coal not economical to recover within the mine, etc.) and adjusted for reasonable preparation and handling losses

Reserve. That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Roof. The stratum of rock or other mineral above a coal seam; the overhead surface of a coal working place.

SEC. Securities and Exchange Commission.

Slurry Impoundment. The entire structure used for coal slurry waste disposal, including the embankment, basin, beach, pool, and slurry. During the process of mining and cleaning coal, waste is created and must be permanently disposed of in an impoundment. Slurry, a combination of silt, dust, water, bits of coal and clay particles is the most commonly disposed of material held in an impoundment.

Subsidence. Lateral or vertical movement of surface land that occurs when the roof of an underground mine collapses. Longwall mining causes planned subsidence by the mining out of coal that supports the overlying strata.

Sulfur. One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide is produced as a gaseous by-product of coal combustion.

Surface mine. A mine in which the coal lies at or near the surface and can be extracted by removing the covering layer of soil (see “Overburden”) without tunneling underground. According to the World Coal Association, approximately 67% percent of total U.S. coal production comes from surface mines.

Ton or tonnage. See “metric ton” above.

Thermal coal. Coal used by power plants and industrial steam boilers to produce electricity, steam or both. It generally is lower in Btu heat content and higher in volatile matter than met coal.

Unassigned reserves. Coal that is likely to be mined in the future, but which is not considered “assigned reserves.”

Underground mine. Also known as a “deep” mine, it is usually located several hundred feet or more below the earth’s surface. An underground mine’s coal is typically removed mechanically and transferred by shuttle car, conveyor and hoist to the surface. According to the World Coal Association, underground mines account for about one-third of annual U.S. coal production.

Wood Mackenzie. Wood Mackenzie Inc.

Through and including                , 2017 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses paid or payable by the registrant in connection with the issuance and distribution of securities in this offering. All amounts are estimates except for the SEC registration, the Financial Industry Regulatory Authority, Inc. filing and stock exchange listing fees.

SEC registration fee		$11,590
FINRA filing fee		$15,500
NYSE listing fees		$25,000
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses (including counsel fees)		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Limitation of Liability

Prior to the effectiveness of this registration statement, we will convert into a Delaware corporation pursuant to a statutory conversion and be renamed Warrior Met Coal, Inc. In connection with this conversion, we will adopt a certificate of incorporation and bylaws and be governed by the Delaware General Corporation Law (the “DGCL”), forms of which have been filed as an exhibit to this registration statement. Section 102(b)(7) of the DGCL permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

In accordance with Section 102(b)(7) of the DGCL, Article X of our certificate of incorporation that will be in effect at the closing of this offering will provide that that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation will be to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision will not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Indemnification

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our certificate of incorporation that will be in effect at the closing of this offering will provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification to be conferred by our certificate of incorporation is a contract right that will include the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws that will be in effect at the closing of this offering, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws will include the provisions relating to advancement of expenses and indemnification rights consistent with those to be set forth in our certificate of incorporation. In addition, our bylaws will provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws will also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We will enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Under the Underwriting Agreement, the underwriters are obligated, under certain circumstances, to indemnify directors and officers of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement.

Item 15. Recent Sales of Unregistered Securities.

In connection with the Walter Energy Restructuring, effective March 31, 2016, Warrior Met Coal, LLC issued an aggregate of 990,378 Class A Units to holders of Walter Energy, Inc.’s first lien debt obligations in exchange for the credit bid of such first lien debt obligations and release by such holders of the liens related to such debt obligations. This transaction did not involve any underwriters or any public offering, and we believe that this transaction was exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act.

Upon consummation of the Asset Acquisition, Warrior Met Coal, LLC issued 2,475,004 Class B Units to holders of Walter Energy, Inc.’s first lien debt obligations who participated in a rights offering for aggregate consideration of $198 million in cash. In connection with this rights offering, Warrior Met Coal, LLC issued an aggregate of 278,438 Class A Units to certain holders of Walter Energy, Inc.’s first lien debt obligations as a commitment premium for backstopping the rights offering. These transactions did not involve any underwriters or any public offering, and we believe that these transactions were exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act.

On April 16, 2016, Warrior Met Coal, LLC issued 25,000 Class B Units to certain qualified unsecured creditors of Walter Energy’s pre-petition debt participating in a rights offering for aggregate consideration of $2 million in cash. This transaction did not involve any underwriters or any public offering, and we believe that this transaction was exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act.

In connection with certain issued and outstanding letters of credit arising under the first lien debt obligations of Walter Energy, Inc., which letters of credit were undrawn as of the closing of the Asset Acquisition, but were subsequently drawn and funded by the revolving lenders on April 14, 2016, April 22, 2016, May 11, 2016, October 19, 2016 and February 23, 2017, Warrior Met Coal, LLC issued an aggregate of 4,563 Class A Units to such revolving lenders. These transactions did not involve any underwriters or any public offering, and we believe that these transactions were exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act.

On April 1, 2016, April 20, 2016, December 9, 2016 and January 1, 2017, Warrior Met Coal, LLC issued an aggregate of 52,438 Class C Units to members of senior management pursuant to the Warrior Met Coal, LLC 2016 Equity Incentive Plan. In addition, on February 24, 2017, Warrior Met Coal, LLC issued an aggregate of 6,084 Class C Units to a director and certain employees pursuant to the Warrior Met Coal, LLC 2016 Equity Incentive Plan. These transactions did not involve any underwriters and we believe that these transactions were exempt from the registration requirements pursuant to Section 4(a)(2) and/or Rule 701 of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(A) Exhibits:

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.

2.1***#	Amended and Restated Asset Purchase Agreement, dated as of March 31, 2016, by and among Warrior Met Coal, LLC and the other purchasers party thereto, as buyers, and Walter Energy, Inc. and certain subsidiaries of Walter Energy, Inc., as sellers.

2.2**	Form of Certificate of Conversion of Warrior Met Coal, LLC.

3.1**	Form of Certificate of Incorporation of Warrior Met Coal, Inc.

3.2**	Form of Bylaws of Warrior Met Coal, Inc.

4.1**	Specimen Certificate for shares of common stock, par value $0.01 per share, of the Company.

5.1**	Form of Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered.

10.1***	Asset-Based Revolving Credit Agreement, dated as of April 1, 2016, by and among Warrior Met Coal, LLC and certain of its subsidiaries, as borrowers, the guarantors party thereto, Citibank, N.A., as administrative agent and swingline agent, Citibank N.A. and Credit Suisse AG, Cayman Islands Branch, as letter of credit Issuers, the other lenders party thereto, and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as joint lead arrangers and joint bookrunners.

10.2***	Amendment No. 1 to Asset-Based Revolving Credit Agreement, dated as of January 23, 2017, to the Asset-Based Revolving Credit Agreement, dated as of April 1, 2016, among Warrior Met Coal, LLC and certain of its subsidiaries, as borrowers, the guarantors party thereto, Citibank, N.A. as administrative agent and collateral agent, each lender providing additional commitment pursuant to the Amendment, as commitment increase lenders, and the other lenders party to the Credit Agreement, as existing lenders.

10.3**	Form of Registration Rights Agreement.

Exhibit Number	Description
10.4**†	Form of Warrior Met Coal, Inc. Equity Incentive Plan.

10.5**†	Form of Restricted Stock Award Agreement.

10.6**†	Form of Director and Officer Indemnification Agreement.

10.7***†	Employment Agreement, dated March 31, 2016 by and between Warrior Met Coal, LLC and Walter J. Scheller, III.

10.8***†	Employment Agreement, dated March 31, 2016 by and between Warrior Met Coal, LLC and Michael T. Madden.

10.9***†	Employment Agreement, dated March 31, 2016 by and between Warrior Met Coal, LLC and Jack K. Richardson.

10.10***†	Employment Agreement, dated January 1, 2017, by and between Warrior Met Coal, LLC and Dale W. Boyles.

10.11*†	Warrior Met Coal, LLC 2016 Equity Incentive Plan.

10.12*	Amendment No. 2 to Asset-Based Revolving Credit Agreement, dated as of March 24, 2017, to the Asset-Based Revolving Credit Agreement, dated as of April 1, 2016, among Warrior Met Coal, LLC and certain of its subsidiaries, as borrowers, the guarantors party thereto, each lender party thereto, and Citibank, N.A. as administrative agent and collateral agent.

21.1***	List of Subsidiaries of the Company.

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of Marshall Miller & Associates, Inc.

23.3*	Consent of Norwest Corporation.

23.4*	Consent of McGehee Engineering Corp.

23.5*	Consent of Wood Mackenzie Inc.

23.6**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).

23.7*	Consent of Director Nominee.

23.8*	Consent of Director Nominee.

24.1***	Power of Attorney (included on signature page to the original Registration Statement).

24.2**	Power of Attorney for Alan H. Schumacher.

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
†	Management contract, compensatory plan or arrangement.
#	The schedules to this agreement have been omitted for this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of such schedules to the SEC upon request.

(B) Financial Statement Schedules.

All schedules are omitted because the required information is (i) not applicable, (ii) not present in amounts sufficient to require submission of the schedule or (iii) included in our financial statements and the accompanying notes thereto included in the prospectus to this Registration Statement.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Brookwood, Alabama, on March 27, 2017.

Warrior Met Coal, LLC

By:	/s/ Walter J. Scheller, III
Walter J. Scheller, III Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on March 27, 2017.

Signature	Title

/s/ Walter J. Scheller, III Walter J. Scheller, III	Chief Executive Officer (Principal Executive Officer) and Manager

/s/ Dale W. Boyles Dale W. Boyles	Chief Financial Officer (Principal Financial and Accounting Officer)

* Stephen D. Williams	Manager

* Keith Luh	Manager

* Blaine MacDougald	Manager

* Matthew R. Michelini	Manager

* Darren L. Richman	Manager

* Gareth Turner	Manager

*By:	/s/ Walter J. Scheller, III
Walter J. Scheller, III Attorney-in-Fact

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EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.

2.1***#	Amended and Restated Asset Purchase Agreement, dated as of March 31, 2016, by and among Warrior Met Coal, LLC and the other purchasers party thereto, as buyers, and Walter Energy, Inc. and certain subsidiaries of Walter Energy, Inc., as sellers.

2.2**	Form of Certificate of Conversion of Warrior Met Coal, LLC.

3.1**	Form of Certificate of Incorporation of Warrior Met Coal, Inc.

3.2**	Form of Bylaws of Warrior Met Coal, Inc.

4.1**	Specimen Certificate for shares of common stock, par value $0.01 per share, of the Company.

5.1**	Form of Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered.

10.1***	Asset-Based Revolving Credit Agreement, dated as of April 1, 2016, by and among Warrior Met Coal, LLC and certain of its subsidiaries, as borrowers, the guarantors party thereto, Citibank, N.A., as administrative agent and swingline agent, Citibank N.A. and Credit Suisse AG, Cayman Islands Branch, as letter of credit Issuers, the other lenders party thereto, and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as joint lead arrangers and joint bookrunners.

10.2***	Amendment No. 1 to Asset-Based Revolving Credit Agreement, dated as of January 23, 2017, to the Asset-Based Revolving Credit Agreement, dated as of April 1, 2016, among Warrior Met Coal, LLC and certain of its subsidiaries, as borrowers, the guarantors party thereto, Citibank, N.A. as administrative agent and collateral agent, each lender providing additional commitment pursuant to the Amendment, as commitment increase lenders, and the other lenders party to the Credit Agreement, as existing lenders.

10.3**	Form of Registration Rights Agreement.

10.4**†	Form of Warrior Met Coal, Inc. Equity Incentive Plan.

10.5**†	Form of Restricted Stock Award Agreement.

10.6**†	Form of Director and Officer Indemnification Agreement.

10.7***†	Employment Agreement, dated March 31, 2016 by and between Warrior Met Coal, LLC and Walter J. Scheller, III.

10.8***†	Employment Agreement, dated March 31, 2016 by and between Warrior Met Coal, LLC and Michael T. Madden.

10.9***†	Employment Agreement, dated March 31, 2016 by and between Warrior Met Coal, LLC and Jack K. Richardson.

10.10***†	Employment Agreement, dated January 1, 2017, by and between Warrior Met Coal, LLC and Dale W. Boyles.

10.11*†	Warrior Met Coal, LLC 2016 Equity Incentive Plan.

10.12*	Amendment No. 2 to Asset-Based Revolving Credit Agreement, dated as of March 24, 2017, to the Asset-Based Revolving Credit Agreement, dated as of April 1, 2016, among Warrior Met Coal, LLC and certain of its subsidiaries, as borrowers, the guarantors party thereto, each lender party thereto, and Citibank, N.A. as administrative agent and collateral agent.

21.1***	List of Subsidiaries of the Company.

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of Marshall Miller & Associates, Inc.

E-1

Exhibit Number	Description
23.3*	Consent of Norwest Corporation.

23.4*	Consent of McGehee Engineering Corp.

23.5*	Consent of Wood Mackenzie Inc.

23.6**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).

23.7*	Consent of Director Nominee.

23.8*	Consent of Director Nominee.

24.1***	Power of Attorney (included on signature page to the original Registration Statement).

24.2**	Power of Attorney for Alan H. Schumacher.

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
†	Management contract, compensatory plan or arrangement.
#	The schedules to this agreement have been omitted for this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of such schedules to the SEC upon request.

E-2